   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 15, 1996
                                                      REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                           CITY NATIONAL CORPORATION
             (Exact Name of Registrant as Specified in Its Charter)

           DELAWARE                           6712                          95-2568550
 (State or Other Jurisdiction     (Primary Standard Industrial           (I.R.S. Employer
              of                  Classification Code Number)         Identification Number)
Incorporation or Organization)

                            400 NORTH ROXBURY DRIVE
                        BEVERLY HILLS, CALIFORNIA 90210
                                 (310) 888-6000
              (Address, Including Zip Code, and Telephone Number,
       Including Area Code, of Registrant's Principal Executive Offices)
                            ------------------------

                         RICHARD H. SHEEHAN, JR., ESQ.
                   SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                           CITY NATIONAL CORPORATION
                            400 NORTH ROXBURY DRIVE
                        BEVERLY HILLS, CALIFORNIA 90210
                                 (310) 888-6000
               (Name, Address, Including Zip Code, and Telephone
               Number, Including Area Code, of Agent For Service)

                                   COPIES TO:

     William L. Cathey, Jr., Esq.              William T. Quicksilver, Esq.
        Judith T. Kitano, Esq.                Manatt, Phelps & Phillips, LLP
        Munger, Tolles & Olson                 11355 West Olympic Boulevard
        355 South Grand Avenue              Los Angeles, California 90064-1614
  Los Angeles, California 90071-1560                  (310) 312-4210
            (213) 683-9100

                            ------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.

    If the securities being registered on this Form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: / /
                            ------------------------

                        CALCULATION OF REGISTRATION FEE

                                                                 PROPOSED        PROPOSED MAXIMUM       AMOUNT OF
        TITLE OF EACH CLASS OF             AMOUNT TO BE      MAXIMUM OFFERING       AGGREGATE          REGISTRATION
     SECURITIES TO BE REGISTERED          REGISTERED(1)       PRICE PER UNIT    OFFERING PRICE(2)          FEE
Common Stock, $1.00 par value.........   1,743,787 shares          N/A             $26,110,690            $7,913

(1) The number of shares to be registered pursuant to this registration statement is based on the maximum number of shares of Comon Stock of the Registrant issuable to shareholders of Ventura County National Bancorp ("Ventura") in the proposed merger of Ventura with and into Registrant, assuming the exchange ratio is .3214 (the maximum exchange ratio) and the estimated maximum number of shares of Ventura to be acquired in the merger for stock of the Registrant is 5,425,598.

(2) Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(f) under the Securities Act of 1933, as amended, based on the product of the estimated maximum number of shares of Ventura to be acquired in the merger for stock of the Registrant (5,425,598) multiplied by the average of the bid and asked price of Ventura Common Stock on November 8, 1996 (4.8125) as reported by the Nasdaq National Market System.
                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                        VENTURA COUNTY NATIONAL BANCORP
                              500 ESPLANADE DRIVE
                            OXNARD, CALIFORNIA 93030
                               DECEMBER    , 1996

Dear Shareholder:

    You are cordially invited to attend a Special Meeting of Shareholders (the
"Special Meeting") of Ventura County National Bancorp ("Ventura") on           ,
January    , 1997, at         .m., which will be held at Ventura's offices at
500 Esplanade Drive, Oxnard, California.

    At the Special Meeting, you will be asked to consider and vote upon a proposal to approve the Agreement and Plan of Merger (the "Merger Agreement") pursuant to which Ventura would be merged into City National Corporation ("City National"). The enclosed Proxy Statement/Prospectus more fully describes the proposed merger, including information about Ventura and City National.

    Under the terms of the Merger Agreement, and subject to certain allocation procedures designed to ensure that 55% of the outstanding common stock, no par value, of Ventura ("Ventura Stock") is converted into common stock, $1.00 par value, of City National ("City National Stock") and 45% of the outstanding Ventura Stock is converted into cash, each outstanding share of Ventura Stock would be converted into, at the election of the holder, cash, City National Stock, or a combination of the two. Holders receiving cash will receive $5.03 for each share of Ventura Stock held by them. Holders receiving City National Stock will receive for each share of Ventura Stock held by them, that fraction of a share of City National Stock (the "Exchange Ratio") determined by dividing $5.03 by the average closing price per share of City National Stock for the 20 consecutive trading days ending on the third trading day immediately prior to consummation of the Merger (the "Final City National Stock Price"); provided, in the event the Final City National Stock Price is more than $19.10, the Exchange Ratio will be based upon a Final City National Stock Price of $19.10 and, accordingly, will be fixed at .2634, and in the event the Final City National Stock Price is less than $15.65, the Exchange Ratio will be based upon a Final City National Stock Price of $15.65, and, accordingly, will be fixed at .3214.

    The Board of Directors of Ventura has carefully considered the terms and conditions of the Merger Agreement and the proposed merger with City National. THE BOARD OF DIRECTORS BELIEVES THE PROPOSED MERGER IS IN THE BEST INTERESTS OF VENTURA COUNTY NATIONAL BANCORP AND ITS SHAREHOLDERS AND UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR ITS APPROVAL.

    We urge you to read carefully the enclosed Notice of Special Meeting and Proxy Statement/Prospectus which more fully describe the terms of the Merger Agreement and the proposed merger.

    It is important that your shares be represented at the Special Meeting, whether or not you plan to attend in person. Therefore, you should complete, sign and date the enclosed proxy card and return it as soon as possible in the enclosed postage-paid envelope so that your shares will be represented at the Special Meeting. If you attend the Special Meeting, you may vote in person if you wish, even if you have previously returned a proxy card.

    If you have any questions regarding the Special Meeting or the proposed merger, you are encouraged to call Georgeson & Company, Inc., which is acting as proxy solicitor and information agent for this transaction, toll-free at
(800)               .

    We look forward to seeing you at this important Special Meeting.

/s/ JAMES HUSSEY                                /s/ RICHARD S. CUPP
James Hussey                                    Richard S. Cupp
Chairman of the Board                           Chief Executive Officer

                        VENTURA COUNTY NATIONAL BANCORP
                              500 ESPLANADE DRIVE
                            OXNARD, CALIFORNIA 93030

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                           TO BE HELD JANUARY , 1997

TO THE SHAREHOLDERS OF VENTURA COUNTY NATIONAL BANCORP:

    NOTICE IS HEREBY GIVEN that, pursuant to its Bylaws and the call of its Board of Directors, a Special Meeting of Shareholders (the "Special Meeting") of Ventura County National Bancorp ("Ventura") will be held at the offices of
Ventura at 500 Esplanade Drive, Oxnard, California, on January    , 1997 at
        .m., for the following purposes, as set forth in the attached Proxy Statement/Prospectus:

    1. To consider and vote upon a proposal to approve the Agreement and Plan of Merger dated as of September 15, 1996 (the "Merger Agreement") between City National Corporation ("City National") and Ventura as described in the accompanying Proxy Statement/Prospectus, pursuant to which Ventura would be merged into City National (the "Merger"). A copy of the Merger Agreement is included in the Proxy Statement/Prospectus as Appendix A. Under the terms of the Merger Agreement, and subject to certain allocation procedures, each outstanding share of common stock, no par value of Ventura ("Ventura Stock"), would be converted in the Merger into, at the election of the holder, the right to receive cash, common stock, $1.00 par value, of City National ("City National Stock"), or a combination of the two.

    2. To transact any other business that properly may come before the Special Meeting or any adjournments or postponements thereof.

    Only those shareholders of record at the close of business on November 25, 1996 are entitled to notice of and to vote at the Special Meeting or any adjournments or postponements thereof. The affirmative vote of a majority of the outstanding shares of Ventura is required to approve the principal terms of the Merger Agreement and the Merger.

    If the Merger is consummated, holders of Ventura Stock who comply with the requirements of Chapter 13 ("Chapter 13") of the California General Corporation Law may have the right to receive from City National a cash payment of the fair market value of their Ventura Stock determined in accordance with Chapter 13. See "DISSENTERS' RIGHTS" in the attached Proxy Statement/Prospectus for a discussion of the availability of dissenters' rights and a description of the procedures which must be followed to enforce such rights under Chapter 13, pertinent provisions of which are included as Appendix B to the Proxy Statement/Prospectus and incorporated herein by this reference.

    More detailed information about the proposal and other matters regarding the Special Meeting is included in the attached Proxy Statement/Prospectus.

    THE BOARD OF DIRECTORS OF VENTURA HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT, THE MERGER, AND THE RELATED MATTERS AND THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT AND UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE TO APPROVE THE MERGER AGREEMENT AND THE MERGER AT THE SPECIAL MEETING.

                                          By order of the Board of Directors
                                          /s/ RICHARD S. CUPP
                                          Richard S. Cupp
                                          PRESIDENT AND CHIEF EXECUTIVE OFFICER

Ventura, California

December   , 1996

    IT IS VERY IMPORTANT THAT EVERY SHAREHOLDER VOTE. WE URGE YOU TO SIGN AND RETURN THE ENCLOSED PROXY CARD AS PROMPTLY AS POSSIBLE, WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING IN PERSON. IF YOU DO ATTEND THE SPECIAL MEETING, YOU MAY WITHDRAW YOUR PROXY AND VOTE IN PERSON AT THAT TIME. YOU MAY REVOKE YOUR PROXY AT ANY TIME PRIOR TO ITS EXERCISE.

    PLEASE INDICATE ON THE PROXY CARD WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING SO WE CAN PROVIDE ADEQUATE ACCOMMODATIONS.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                    SUBJECT TO COMPLETION, NOVEMBER 15, 1996
                                PROXY STATEMENT

                        VENTURA COUNTY NATIONAL BANCORP
                 SPECIAL MEETING TO BE HELD ON JANUARY   , 1997
                            ------------------------

                                   PROSPECTUS

                           CITY NATIONAL CORPORATION

                                  COMMON STOCK

                          (PAR VALUE $1.00 PER SHARE)
                             ---------------------

    This Proxy Statement/Prospectus is being furnished to the holders of common stock, no par value ("Ventura Stock") of Ventura County National Bancorp, a California corporation ("Ventura"), in connection with the solicitation of proxies by the Board of Directors of Ventura for use at the special meeting of Ventura's shareholders to be held at Ventura's offices at 500 Esplanade Drive,
Oxnard, California, on         , January   , 1997, at      .m., Pacific Standard
Time, and at any adjournments or postponements thereof (the "Special Meeting").

    At the Special Meeting, the shareholders of record of Ventura Stock as of the close of business on November 25, 1996 will consider and vote upon a proposal to approve that certain Agreement and Plan of Merger, dated as of September 15, 1996 (the "Merger Agreement"), by and between City National Corporation, a Delaware corporation ("City National"), and Ventura pursuant to which Ventura will merge with and into City National (the "Merger"). See "THE SPECIAL MEETING." Upon consummation of the Merger, each outstanding share of Ventura Stock (except for shares held by Ventura shareholders properly exercising dissenters' rights and shares held by CNC or VCNB) will be converted into the right to receive either (1) $5.03 in cash; (2) shares of common stock of City National, par value $1.00 per share ("City National Stock") calculated as described in this Proxy Statement/Prospectus; or (3) a combination of cash and City National Stock calculated as described in this Proxy Statement/Prospectus, and holders of Ventura Stock will be given the opportunity to indicate the form of consideration they prefer. See "THE MERGER--Consideration Payable Upon Consummation of the Merger." Pursuant to the Merger Agreement, 55% of the aggregate number of issued and outstanding shares of Ventura Stock (the "Stock Amount") as of the Effective Time (as hereinafter defined) will be converted into shares of City National Stock. In the event that holders of Ventura Stock elect, in the aggregate, to convert more or less than the Stock Amount into shares of City National Stock, certain holders of Ventura Stock will receive a prorated number of shares of City National Stock and a prorated amount of cash such that a number of shares of Ventura Stock approximately equal to the Stock Amount is converted into shares of City National Stock. The fraction of a share of City National Stock into which each share of Ventura Stock for which an effective Stock Election or Combination Election (each as hereinafter defined) is made will be converted in the Merger cannot be determined until the Election Deadline. See "THE MERGER." The Merger Agreement is included as Appendix A to this Proxy Statement/Prospectus. Subject to regulatory approval, the shareholder approval being sought at the Special Meeting and satisfaction or waiver of the other conditions described herein, the Merger currently is expected to be consummated during the first quarter of 1997.

    This Proxy Statement/Prospectus also constitutes a prospectus of City National in respect of up to 1,743,787 shares of City National Stock to be issued upon consummation of the Merger pursuant to the Merger Agreement.

    The outstanding shares of City National Stock are listed on the New York Stock Exchange ("NYSE"). The last reported sale price of City National Stock on
the NYSE Composite Transactions Tape on December   , 1996 was $    per share.

    This Proxy Statement/Prospectus, the attached Notice to Shareholders and the accompanying proxy cards are first being mailed to shareholders of Ventura on or
about December   , 1996.
                            ------------------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
         PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT/
         PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL
                                    OFFENSE.
                            ------------------------

    THE SHARES OF CITY NATIONAL STOCK OFFERED HEREBY ARE NOT SAVINGS ACCOUNTS, DEPOSITS OR OTHER OBLIGATIONS OF A BANK OR SAVINGS
       ASSOCIATION AND

           ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE
                  CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY.
                            ------------------------

       THE DATE OF THIS PROXY STATEMENT/PROSPECTUS IS DECEMBER   , 1996.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

    Certain matters discussed in this Proxy Statement/Prospectus and the documents incorporated herein by reference may constitute forward-looking statements within the meaning of the Private Litigation Reform Act of 1995 and as such may involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of City National and/or Ventura to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements.

                             AVAILABLE INFORMATION

    City National and Ventura are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, each files reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). Such reports, proxy statements, and other information can be inspected and copied at the public reference facilities maintained by the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549; 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511; and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The SEC maintains a website at http://www.sec.gov that also contains such reports, proxy statements and other information concerning City National and Ventura, each of which files information electronically with the SEC. The City National Stock is listed on the NYSE, and such reports, proxy statements and other information concerning City National should be available for inspection and copying at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

    This Proxy Statement/Prospectus constitutes a part of a registration statement on Form S-4 (together with all amendments and exhibits, the "Registration Statement") filed by City National with the SEC under the Securities Act of 1933, as amended (the "Securities Act") with respect to the shares of City National Stock to be issued in the Merger. This Proxy Statement/Prospectus does not contain all of the information included in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. Statements contained herein concerning the provisions of any document do not purport to be complete and, in each instance, are qualified in all respects by reference to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the SEC. Each such statement is subject to and qualified in its entirety by such reference. Reference is made to such Registration Statement and to the exhibits relating thereto for further information with respect to City National and the securities offered hereby. Copies of all or any part of the Registration Statement, including exhibits thereto, may be obtained, upon payment of the prescribed fees, or inspected at the offices of the SEC and the NYSE as set forth above.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents filed with the SEC by City National are hereby incorporated by reference in this Proxy Statement/Prospectus and made a part hereof: (1) Current Reports on Form 8-K, filed January 13, 1996, March 16, 1996 and September 27, 1996; (2) Annual Report on Form 10-K for the fiscal year ended December 31, 1995; (3) Quarterly Reports on Form 10-Q for the quarters ended March 31, 1996, June 30, 1996 and September 30, 1996; and (4) Registration Statement on Form 8-A dated April 16, 1990.

    The following documents filed with the SEC by Ventura are hereby incorporated by reference in this Proxy Statement/Prospectus and made a part hereof: (1) Current Report on Form 8-K, filed September 25, 1996; (2) Annual Report on Form 10-K for the fiscal year ended December 31, 1995; and (3) Quarterly Reports on Form 10-Q for the quarters ended March 31, 1996, June 30, 1996 and September 30, 1996. This Proxy Statement/Prospectus is accompanied by copies of Ventura's Annual Report on Form 10-K for the year ended December 31, 1995 which is attached hereto as Appendix F and Quarterly Report on Form 10-Q for the quarter ended September 30, 1996 which is attached hereto as Appendix G.

    All documents filed by City National or Ventura pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Proxy Statement/Prospectus and prior to the Special Meeting shall be deemed incorporated by reference in this Proxy Statement/Prospectus and a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed incorporated herein by reference will be deemed to be modified or superseded for purpose of this Proxy Statement/ Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated herein by reference, modifies or supersedes such statement. Any such statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this Proxy Statement/Prospectus.

    THIS PROXY STATEMENT/PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. COPIES OF SUCH DOCUMENTS RELATING TO CITY NATIONAL, OTHER THAN CERTAIN EXHIBITS TO SUCH DOCUMENTS, ARE AVAILABLE, WITHOUT CHARGE UPON WRITTEN OR ORAL REQUEST, FROM JAMES A. DUNNIGAN, CITY NATIONAL CORPORATION, 400 NORTH ROXBURY DRIVE, BEVERLY HILLS, CALIFORNIA 90210, TELEPHONE (310) 888-6636. COPIES OF SUCH DOCUMENTS RELATING TO VENTURA, OTHER THAN CERTAIN EXHIBITS TO SUCH DOCUMENTS, ARE AVAILABLE, WITHOUT CHARGE UPON WRITTEN OR ORAL REQUEST, FROM SIMONE LAGOMARSINO, SENIOR VICE PRESIDENT/CHIEF FINANCIAL OFFICER, VENTURA COUNTY NATIONAL BANCORP, 500 ESPLANADE DRIVE, OXNARD, CALIFORNIA 93031, TELEPHONE (805) 981-2765. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY REQUEST SHOULD BE MADE BY JANUARY
  , 1997.

                            ------------------------

    All information contained in this Proxy Statement/Prospectus with respect to City National and City National Bank and its subsidiaries has been supplied by City National, and all information with respect to Ventura and Ventura County National Bank ("Ventura Bank") and Frontier Bank, N.A. ("Frontier Bank") has been supplied by Ventura.

    NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN AS CONTAINED HEREIN AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS DOCUMENT NOR ANY DISTRIBUTION OF SECURITIES MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF CITY NATIONAL OR VENTURA SINCE THE DATE HEREOF OR THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF. THIS PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY OTHER THAN THE CITY NATIONAL STOCK TO WHICH IT RELATES.

                               TABLE OF CONTENTS

                                                                                                                PAGE
                                                                                                                -----
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS..........................................................           2

AVAILABLE INFORMATION......................................................................................           2

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE............................................................           2

TABLE OF CONTENTS..........................................................................................           4

INDEX OF CERTAIN DEFINED TERMS.............................................................................           7

SUMMARY....................................................................................................           9
  Parties to the Merger....................................................................................           9
  Special Meeting of Shareholders..........................................................................           9
  Vote Required; Record Date...............................................................................           9
  Effect of the Merger.....................................................................................           9
  Consideration Payable Upon Consummation of the Merger....................................................          10
  Reasons for the Merger; Recommendation of Board of Directors.............................................          10
  Opinion of Financial Advisor.............................................................................          11
  Effective Time...........................................................................................          11
  Conditions; Regulatory Approvals.........................................................................          11
  Conduct of Business Pending Merger.......................................................................          12
  Termination of the Merger Agreement......................................................................          12
  Bank Merger..............................................................................................          12
  Riverside Merger.........................................................................................          12
  Interests of Certain Persons in the Merger...............................................................          13
  Certain Federal Income Tax Considerations................................................................          13
  Accounting Treatment.....................................................................................          14
  Shareholders' Agreement..................................................................................          14
  Option Agreement.........................................................................................          14
  Dissenters' Rights.......................................................................................          14
  Certain Differences in Shareholders' Rights..............................................................          14
  Markets and Market Prices................................................................................          14
  Selected Consolidated Financial Data.....................................................................          15
  Selected Pro Forma Condensed Combined Financial Information..............................................          20

COMPARATIVE PER SHARE DATA (UNAUDITED).....................................................................          23

PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION.........................................................          26
  Notes to the Unaudited Low Range Pro Forma Condensed Combined Financial Statements.......................          31
  Notes to the Unaudited Medium Range Pro Forma Condensed Combined Financial Statements....................          37
  Notes to the Unaudited High Range Pro Forma Condensed Combined Financial Statements......................          43

INTRODUCTION...............................................................................................          46
  General..................................................................................................          46
  Parties to the Merger....................................................................................          46
  Riverside Merger.........................................................................................          47
  Markets and Market Prices................................................................................          47

THE SPECIAL MEETING........................................................................................          48
  Record Date..............................................................................................          48
  Proxies..................................................................................................          48
  Quorum...................................................................................................          48
  Vote Required............................................................................................          49

                                                                                                                PAGE
                                                                                                                -----
  Shareholdings of Certain Beneficial Owners and Ventura's Management......................................          49

THE MERGER.................................................................................................          51
  Background of and Reasons for the Merger.................................................................          51
  Recommendation of the Ventura Board of Directors.........................................................          53
  Opinion of Financial Advisor to Ventura..................................................................          53
  Effect of the Merger.....................................................................................          58
  Consideration Payable Upon Consummation of the Merger....................................................          58
  Effective Time...........................................................................................          60
  Surrender of Ventura Stock Certificates..................................................................          60
  Conditions to Consummation of the Merger.................................................................          61
  Regulatory Approvals.....................................................................................          63
  Conduct of Business Pending the Merger...................................................................          64
  No Solicitation..........................................................................................          65
  Amendment and Termination................................................................................          65
  Bank Mergers.............................................................................................          66
  Interests of Certain Persons in the Merger...............................................................          66
  Effect on Ventura Employee Benefit Plans.................................................................          67
  Stock Options............................................................................................          69
  Certain Federal Income Tax Considerations................................................................          69
  Accounting Treatment.....................................................................................          74
  Expenses.................................................................................................          74

CERTAIN RELATED AGREEMENTS.................................................................................          74
  Shareholders' Agreement..................................................................................          74
  Option Agreement.........................................................................................          75
  Resale of City National Stock............................................................................          77

DESCRIPTION OF CAPITAL STOCK...............................................................................          77
  Common Stock.............................................................................................          77
  Preferred Stock..........................................................................................          78
  Section 203 of the Delaware General Corporation Law......................................................          78
  Charter and Bylaw Provisions.............................................................................          79
  Limitation on Director's Liability.......................................................................          80

DISSENTERS' RIGHTS.........................................................................................          80
  Rights of Dissenting Shareholders........................................................................          80
  Federal Income Tax Treatment of Dissenters...............................................................          82

COMPARISON OF RIGHTS OF HOLDERS OF CITY NATIONAL STOCK AND VENTURA STOCK...................................          82
  Certain Voting Rights....................................................................................          82
  Dividends................................................................................................          84
  Election of Directors; Board of Directors................................................................          84
  Removal of Directors; Filling Vacancies on the Board of Directors........................................          84
  Special Meetings of Shareholders; Shareholder Action by Written Consent..................................          85
  Amendment of Bylaws......................................................................................          85
  Amendment of Charter.....................................................................................          86
  Dissenters' Rights.......................................................................................          86
  Certain Business Combinations and Reorganizations........................................................          86

                                                                                                                PAGE
                                                                                                                -----
VALIDITY OF CITY NATIONAL STOCK............................................................................          87

EXPERTS....................................................................................................          87

OTHER MATTERS..............................................................................................          87

APPENDIX A      MERGER AGREEMENT
APPENDIX B      CALIFORNIA GENERAL CORPORATION LAW
APPENDIX C      TAX OPINION
APPENDIX D      OPTION AGREEMENT
APPENDIX E      FAIRNESS OPINION OF SANDLER O'NEILL & PARTNERS, L.P.
APPENDIX F      VENTURA COUNTY NATIONAL BANCORP'S ANNUAL REPORT
                ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 1995
APPENDIX G      VENTURA COUNTY NATIONAL BANCORP'S QUARTERLY REPORT
                ON FORM 10-Q FOR THE QUARTER ENDED SEPTEMBER 30, 1996

                         INDEX OF CERTAIN DEFINED TERMS

                                                                                                             PAGE
                                                                                                           ---------
1995-96 California Transactions..........................................................................         56
1996 California Transactions.............................................................................         56
401(k)/ESOP..............................................................................................         67
APB No. 16...............................................................................................         31
Applicable Price.........................................................................................         77
Bank Merger..............................................................................................         12
Basswood.................................................................................................         51
BHCA.....................................................................................................         63
California Code..........................................................................................         14
Cancelled Shares.........................................................................................         10
Cash Election............................................................................................         59
Chapter 13...............................................................................................         80
City National............................................................................................          1
City National Certificate................................................................................         13
City National Plan.......................................................................................         69
City National Stock......................................................................................          1
Code.....................................................................................................         12
Combination Election.....................................................................................         59
Combined Company.........................................................................................         57
Constructive Ownership...................................................................................         73
Delaware Code............................................................................................         60
Dissenting Shares........................................................................................         10
Election.................................................................................................         59
Election Deadline........................................................................................         59
Employment Agreements....................................................................................         66
ESOP.....................................................................................................         68
Exchange Act.............................................................................................          2
Exchange Agent...........................................................................................         59
Exchange Ratio...........................................................................................     10, 58
Exercise Event...........................................................................................         75
Fairness Opinion.........................................................................................         53
Final City National Stock Price..........................................................................     10, 58
Frontier Bank............................................................................................          3
GAAP.....................................................................................................         64
High Range...............................................................................................         26
Highly Capitalized Transactions..........................................................................         56
Highly Valued Bank Group.................................................................................         55
Highly Valued Group......................................................................................         54
Hypothetical Redemption of City National Stock...........................................................         72
Interested Party.........................................................................................         87
Interested Party Proposal................................................................................         86
Interested Stockholder...................................................................................         78
Letter of Transmittal....................................................................................         59
Low Range................................................................................................         26
Mailing Date.............................................................................................         59
Medium Range.............................................................................................         26
Merger...................................................................................................          1
Merger Agreement.........................................................................................          1

                                                                                                             PAGE
                                                                                                           ---------
NYSE.....................................................................................................          1
OCC......................................................................................................         63
Option Agreement.........................................................................................         74
Option Plan..............................................................................................         69
Plan.....................................................................................................         67
RAP......................................................................................................         64
Record Date..............................................................................................          9
Regional Bank Group......................................................................................         55
Regional Group...........................................................................................         54
Registration Statement...................................................................................          2
Regulatory Approvals.....................................................................................         61
Repurchase Consideration.................................................................................         76
Repurchase Event.........................................................................................         76
Restricted Person........................................................................................         79
Riverside................................................................................................         12
Riverside Agreement......................................................................................         12
Riverside Exchange Ratio.................................................................................         26
Riverside High Range.....................................................................................         26
Riverside Low Range......................................................................................         27
Riverside Medium Range...................................................................................         27
Riverside Merger.........................................................................................         47
Sandler O'Neill..........................................................................................         11
Sandler O'Neill Agreement................................................................................         53
SEC......................................................................................................          2
Section 203..............................................................................................         78
Securities Act...........................................................................................          2
Shareholders' Agreement..................................................................................         74
Special Meeting..........................................................................................          1
Spread Value.............................................................................................         76
Stock Amount.............................................................................................          1
Stock Election...........................................................................................         59
Takeover Proposal........................................................................................         65
Tax Counsel..............................................................................................         13
Trust....................................................................................................         68
Undesignated Shares......................................................................................         59
Ventura..................................................................................................          1
Ventura Articles.........................................................................................         14
Ventura Bank.............................................................................................          3
Ventura Stock............................................................................................          1

                                    SUMMARY

    THE FOLLOWING SUMMARY IS NOT INTENDED TO BE A COMPLETE DESCRIPTION OF ALL MATERIAL FACTS REGARDING CITY NATIONAL, VENTURA AND THE MATTERS TO BE CONSIDERED AT THE SPECIAL MEETING AND IS QUALIFIED IN ALL RESPECTS BY THE INFORMATION APPEARING ELSEWHERE OR INCORPORATED BY REFERENCE IN THIS PROXY
STATEMENT/PROSPECTUS, THE APPENDICES HERETO AND THE DOCUMENTS REFERRED TO
HEREIN.

    Capitalized terms used but not defined in this Summary have the meanings ascribed to such terms elsewhere in this Proxy Statement/Prospectus. See "Index of Certain Defined Terms."

PARTIES TO THE MERGER

    City National is a bank holding company incorporated under the laws of Delaware, which conducts a commercial banking business through its wholly owned subsidiary City National Bank.

    The address of City National's principal executive offices is 400 North Roxbury Drive, Beverly Hills, California 90210 and its telephone number at that address is (310) 888-6000.

    Ventura is a bank holding company incorporated under the laws of California, which conducts a commercial banking business through its wholly owned subsidiary banks, Ventura Bank and Frontier Bank.

    The address of Ventura's principal executive offices is 500 Esplanade Drive, Oxnard, California 93030 and its telephone number at that address (805) 981-2780.

    See "INTRODUCTION--Parties to the Merger."

SPECIAL MEETING OF SHAREHOLDERS

    The Special Meeting will be held at the offices of Ventura which are located
at 500 Esplanade Drive, Oxnard, California, on      , January   , 1997 at
     .m., Pacific Standard Time. The purpose of the Special Meeting is to consider and vote upon a proposal to approve the Merger Agreement. See "THE SPECIAL MEETING."

VOTE REQUIRED; RECORD DATE

    Only Ventura shareholders of record at the close of business on November 25, 1996 (the "Record Date") will be entitled to vote at the Special Meeting. See "THE SPECIAL MEETING -- Record Date." The affirmative vote of the holders of a majority of the outstanding shares of Ventura Stock on such date is required to approve the Merger Agreement. See "THE SPECIAL MEETING--Vote Required." As of
the Record Date, there were          shares of Ventura Stock outstanding.

    As of the Record Date, directors, executive officers and affiliates of such directors and executive officers of Ventura beneficially owned an aggregate of shares of Ventura Stock (not including shares issuable upon exercise of
stock options) or approximately      % of those outstanding as of the Record
Date. All of Ventura's directors have agreed to vote their approximately 1,225,666 shares (approximately 13%) in favor of the Merger Agreement and the Merger. See "THE SPECIAL MEETING--Shareholdings of Certain Beneficial Owners and Ventura's Management" and "CERTAIN RELATED AGREEMENTS--Shareholders' Agreement."

    As of the Record Date, City National beneficially owned an aggregate of shares of Ventura Stock.

EFFECT OF THE MERGER

    Pursuant to the Merger Agreement, at the Effective Time (see "THE MERGER--Effective Time"), Ventura will merge with and into City National, with City National being the surviving corporation. See "THE MERGER--Effect of the Merger." For information on how Ventura shareholders will be able to exchange certificates representing shares of Ventura Stock for new certificates representing shares of City National Stock (and cash in lieu of fractional shares), and/or cash to be issued to them, see "THE MERGER--Surrender of Ventura Stock Certificates."

    Immediately following the Merger, City National may cause Ventura Bank and Frontier Bank to merge with and into City National Bank, a wholly owned subsidiary of City National. See "THE MERGER--Bank Mergers."

CONSIDERATION PAYABLE UPON CONSUMMATION OF THE MERGER

    In the aggregate, 55% of the shares of Ventura Stock issued and outstanding immediately prior to the Effective Time (other than "Dissenting Shares" and "Cancelled Shares" (each as defined below)) will be converted into the right to receive City National Stock and 45% of such shares of Ventura Stock will be converted into the right to receive cash. Holders of Ventura Stock will have the opportunity to indicate their preference for receiving a different proportion of cash and City National Stock in the Merger, and may indicate a preference for receiving all cash or all City National Stock. Such elections will be honored to the extent possible, provided that the Merger consideration in the aggregate will remain 55% City National Stock and 45% cash. As used in this Proxy Statement/Prospectus, (i) "Dissenting Shares" means shares which have not been voted in favor of approval of the Merger Agreement and with respect to which dissenters' rights have been perfected in accordance with California law and
(ii) "Cancelled Shares" means shares of Ventura Stock that may be owned by Ventura (or any of its wholly owned subsidiaries) as treasury stock or owned by City National (or any of its wholly owned subsidiaries) other than shares held in a fiduciary capacity or in satisfaction of a debt previously contracted.

    Each such share of Ventura Stock will, by virtue of the Merger, be converted into the right to receive either: (i) a fraction of a share of City National Stock equal to the quotient (such quotient, the "Exchange Ratio") of (a) $5.03, divided by (b) the average of the daily closing prices of a share of City National Stock on the NYSE as reported in the WALL STREET JOURNAL for the twenty consecutive trading days ending on the third trading day immediately prior to the Effective Time (such average, the "Final City National Stock Price"); provided, however, that if the Final City National Stock Price is more than $19.10, the Exchange Ratio will be based upon a Final City National Stock Price of $19.10 and, accordingly, will be fixed at 0.2634, and if the Final City National Stock Price is less than $15.65, the Exchange Ratio will be based upon a Final City National Stock Price of $15.65 and, accordingly, will be fixed at 0.3214; (ii) cash in the amount of $5.03; or (iii) a combination of City National Stock (at the rate of the Exchange Ratio for a whole share of Ventura Stock) and cash (at the rate of $5.03 for a whole share of Ventura Stock).

    In the event that holders of Ventura Stock elect, in the aggregate, to convert more or less than the Stock Amount into shares of City National Stock, certain holders of Ventura Stock will receive a prorated number of shares of City National Stock and a prorated amount of cash such that a number of shares of Ventura Stock approximately equal to the Stock Amount is converted into shares of City National Stock. The fraction of a share of City National Stock into which each share of Ventura Stock for which an effective "Stock Election" or "Combination Election" (each as hereinafter defined) is made will be converted in the Merger cannot be determined until the Effective Time.

    See "THE MERGER--Consideration Payable Upon Consummation of the Merger."

REASONS FOR THE MERGER; RECOMMENDATION OF BOARD OF DIRECTORS

    VENTURA. The Ventura Board of Directors has unanimously concluded that the Merger is in the best interests of Ventura and its shareholders and unanimously recommends that shareholders vote for the Merger Agreement and the Merger. See "THE MERGER--Background of and Reasons for the Merger-- Recommendation of the Ventura Board of Directors." For information on the interests of certain officers and directors of Ventura in the Merger, see "THE MERGER--Interests of Certain Persons in the Merger."

    CITY NATIONAL. The City National Board of Directors has approved the Merger Agreement and determined that the Merger and the issuance of the City National Stock pursuant thereto are in the best interests of City National and its shareholders. The approval of the Merger Agreement by the shareholders of City National is not required.

    See "THE MERGER--Background of and Reasons for the Merger--Recommendation of the Ventura Board of Directors."

OPINION OF FINANCIAL ADVISOR

    Sandler O'Neill & Partners, L.P. ("Sandler O'Neill") has served as financial advisor to Ventura in connection with the Merger, and has delivered a written opinion to the Ventura Board of Directors that, as of September 15, 1996, the aggregate consideration to be paid to Ventura's shareholders as a result of the Merger is fair from a financial point of view. Sandler O'Neill also delivered to
the Ventura Board of Directors on December   , 1996 a written confirmation of
the September 15, 1996 written opinion. For additional information, see "THE MERGER--Opinion of Financial Advisor to Ventura." The opinion of Sandler O'Neill
dated December   , 1996, is attached as Appendix E to this Proxy
Statement/Prospectus. Shareholders are urged to read such opinion in its entirety for descriptions of the procedures followed, matters considered and limitations on the reviews undertaken, in connection therewith.

EFFECTIVE TIME

    The Merger will become effective when certain filings are made with the Secretary of State of the State of Delaware. Such filings will be made on the first Friday (unless such date is a holiday, in which case it will be the preceding business day) that is both (a) after satisfaction of each of conditions set forth in Article VII of the Merger Agreement (see "THE MERGER -- Conditions to Consummation of the Merger") and (b) no less than four business days after the occurrence of the Election Deadline (as hereinafter defined).

    If the Merger is approved by the shareholders of Ventura, subject to certain conditions described herein, the Effective Time is currently expected to occur in the first quarter of 1997.

CONDITIONS; REGULATORY APPROVALS

    Consummation of the Merger is subject to various conditions, including (i) receipt of the shareholder approval solicited hereby, (ii) receipt of the necessary regulatory approvals, (iii) that at the close of business on the last day of the month preceding the Effective Time, the Book Value Per Share (as defined in Section 7.2(e) of the Merger Agreement) of Ventura shall be not less than $3.12; (iv) that at the close of business on the last day of the month preceding the Effective Time, total deposits of Ventura and its subsidiaries shall be not less than 85% of the average of total deposits for Ventura and its subsidiaries for the six month period ending on the last day of the same month in the preceding year; (v) receipt of certain opinions of counsel regarding, among other matters, certain tax aspects of the Merger and (vi) satisfaction of other closing conditions.

    The Merger is subject to prior approval by the Federal Reserve Board, and City National has submitted an application seeking such approval. There can be no assurance that such approval will be obtained, and, if obtained, that it will not contain a materially burdensome condition or requirement which would cause such approval to fail to satisfy the conditions set forth in the Merger Agreement.

    See "THE MERGER--Conditions to Consummation of the Merger," "--Regulatory Approvals," and "--Conduct of Business Pending the Merger."

CONDUCT OF BUSINESS PENDING MERGER

    VENTURA. The Merger Agreement contains certain restrictions on the conduct of Ventura's business prior to the Effective Date. Certain purposes of these restrictions are (1) to ensure that Ventura is in substantially the same condition at the Effective Time as it was in on September 15, 1996, the date of the Merger Agreement, (ii) to ensure that the Effective Time is not unnecessarily delayed and (iii) to preserve the status of the Merger as a reorganization within the meaning of Section 368(c) of the Internal Revenue Code of 1986, as amended (the "Code").

    CITY NATIONAL. The Merger Agreement also contains certain restrictions on the conduct of City National's business prior to the Effective Time. Certain purposes of these restrictions are to ensure (i) that City National does not impair the value of City National Stock and (ii) that the Effective Date is not unnecessarily delayed.

    See "THE MERGER--Conduct of Business Pending the Merger."

TERMINATION OF THE MERGER AGREEMENT

    The Merger Agreement may be terminated at any time prior to the Effective Time, either before or after its approval by the shareholders of Ventura, (i) by the mutual agreement of Ventura and City National, (ii) by Ventura if the Final City National Stock Price is less than $13.90 or (iii) by either City National or Ventura under certain specified circumstances, including the failure of the Merger to be effective by May 31, 1997, unless such failure is due to the breach of any covenant or obligation contained in the Merger Agreement by the party seeking to terminate. See "THE MERGER--Amendment and Termination."

    Following the Special Meeting, in the event the Final City National Stock Price is less than $13.90 the Ventura Board of Directors will have the discretion, without the necessity of a further vote of the Ventura shareholders, to determine whether or not to proceed with the Merger. In exercising such discretion, the Ventura Board of Directors anticipates that it would review current information and consider a variety of factors including those which it considered in making its initial decision to enter into the Merger Agreement. Based thereon, the Board of Directors may determine not to exercise Ventura's right to terminate the Merger Agreement. See "THE MERGER--Background of and Reasons for the Merger."

BANK MERGER

    After the Effective Time, City National expects to cause Ventura Bank and/or Frontier Bank to merge with and into City National Bank, with City National Bank as the surviving corporation (the "Bank Merger") subject to receipt of necessary regulatory approvals. There can be no assurance that such approvals will be obtained or that the Bank Merger will be consummated. Upon consummation of the Bank Merger, the directors and officers of City National Bank immediately prior to the Bank Merger will be the directors and officers, respectively, of the surviving corporation. See "THE MERGER--Bank Mergers."

RIVERSIDE MERGER

    City National and City National Bank are also parties to an Agreement and Plan of Merger with Riverside National Bank ("Riverside"), dated as of October 15, 1996 (the "Riverside Agreement"), which contemplates the merger of Riverside and City National Bank, and the issuance of City National Stock and/or cash to shareholders of Riverside. Subject to the satisfaction of a number of conditions, including regulatory and Riverside shareholder approval, the Riverside Merger and the Merger are expected to be consummated within several weeks of each other. While it is currently expected that the Merger is likely to be consummated prior to the Riverside Merger, there is a possibility that the Riverside Merger will be the first of the two transactions to close. As of September 30, 1996, Riverside had total assets of $248.4 million and total deposits of $219.4 million.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

    As of the Record Date, the directors and executive officers of Ventura (including the executive officers of Ventura Bank and Frontier Bank) beneficially owned 1,242,710 shares of Ventura Stock (not including shares such persons may acquire through the exercise of vested stock options), which will be converted into the right to receive cash or City National Stock or both at the Effective Time in the same manner as will the shares of Ventura Stock held by all other Ventura shareholders. In addition, directors and executive officers of Ventura (including the executive officers of Ventura Bank and Frontier Bank) held as of such date options to purchase 274,636 shares of Ventura Stock, which will be exercised or canceled in exchange for certain cash payments in connection with the Merger. Immediately after the Effective Time, former directors and executive officers of Ventura as a group will own less than 1% of the outstanding shares of City National Stock.

    Pursuant to the terms of certain agreements for executive officers of Ventura certain executive officers of Ventura are entitled to receive severance payments in the event of termination of employment, as well as salary and benefit continuation payments in the event of a termination of employment as a result of a change in control, such as the Merger, which severance and continuation payments aggregate approximately $1,300,000.

    City National has requested each of Richard Cupp, Kathleen Kellogg, Carl Raggio and Simone Lagomarsino to remain employees of City National (or one of its subsidiaries) for a period of up to six months following the Effective Time. City National and the four executive officers of Ventura are currently engaged in discussions to determine whether they can reach mutually satisfactory terms for any such employment relationship.

    The Merger Agreement provides that all rights to indemnification now existing in favor of the directors and officers of Ventura, Ventura Bank and Frontier Bank in effect as of the date of the Merger Agreement will survive the Merger and will continue in full force and effect. City National also agreed that following the consummation of the Merger, to the fullest extent permitted by Delaware law, the City National Certificate of Incorporation (the "City National Certificate") and the City National Bylaws, it would indemnify, defend and hold harmless individuals who were directors or officers of Ventura, Ventura Bank or Frontier Bank for any claim or loss arising out of their actions while a director or officer and shall pay the expenses, including attorneys' fees, of such individual in advance of the final resolution of any claim, provided such individual first executes an undertaking acceptable to City National to return such advances in the event it is finally concluded that such indemnification is not allowed under applicable law.

    See "THE MERGER--Interests of Certain Persons in the Merger."

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

    It is intended that the Merger will be treated as a tax-deferred reorganization within the meaning of Section 368(a) of the Code and accordingly, for federal income tax purposes, (i) no gain or loss will be recognized by either Ventura or City National as a result of the Merger and (ii) in general, holders of Ventura Stock will not recognize gain or loss to the extent that they receive City National Stock in exchange for Ventura Stock, except to the extent of any cash received in lieu of fractional shares. Ventura has received an opinion from Manatt, Phelps & Phillips, LLP, special counsel to Ventura ("Tax Counsel"), confirming the tax treatment of the Merger. Consummation of the Merger is conditioned upon receipt by Ventura of an updated opinion from Tax Counsel confirming the tax treatment of the Merger. See "THE MERGER--Certain Federal Income Tax Considerations" and "--Conditions to Consummation of the Merger."

ACCOUNTING TREATMENT

    The Merger will be accounted for by City National under the purchase method of accounting. See "THE MERGER--Accounting Treatment."

SHAREHOLDERS' AGREEMENT

    Each of the directors of Ventura have agreed, pursuant to a Shareholders' Agreement, to vote all shares of Ventura Stock owned or acquired by them, in favor of the Merger and the Merger Agreement and the other matters contemplated by the Merger Agreement.

    In addition, the directors have agreed to vote their shares of Ventura Stock against any action that would constitute a breach by Ventura of the Merger Agreement or that could interfere with or delay the contemplated economic benefits to City National of the Merger or the Stock Option Agreement and against extraordinary corporate transactions, changes in the majority of the board of Ventura or other material changes.

    See "CERTAIN RELATED AGREEMENTS--Shareholders' Agreement."

OPTION AGREEMENT

    Concurrently with the execution and delivery of the Merger Agreement, and as a condition and inducement thereto, City National and Ventura entered into the Option Agreement, pursuant to which Ventura granted City National an option to purchase up to 1,836,516 shares of the outstanding Ventura Stock (or such other number of shares of Ventura Stock as shall represent 19.9% of the then outstanding Ventura Stock) at a price per share of $3.93. The consummation of a purchase or a repurchase pursuant to the Stock Option Agreement may be subject to, among other things, obtaining any required regulatory approvals. See "CERTAIN RELATED AGREEMENTS--Option Agreement."

DISSENTERS' RIGHTS

    In the event that holders of five percent (5%) or more of Ventura Stock vote against the Merger and make a written demand upon Ventura for the purchase of dissenting shares in accordance with the provisions of Chapter 13 of the California General Corporation Law ("California Code"), such holders will be entitled to receive an amount equal to the fair market value of their shares as of September 13, 1996, the last trading day before the public announcement of the Merger. See "DISSENTER'S RIGHTS-- Rights of Dissenting Shareholders."

CERTAIN DIFFERENCES IN SHAREHOLDERS' RIGHTS

    Ventura shareholders' rights are currently governed by California law, the Ventura Articles of Incorporation (the "Ventura Articles") and the Ventura By-laws. Upon consummation of the Merger, shareholders of Ventura Stock receiving City National Stock will become stockholders of City National and their rights as such will be governed by Delaware law, the City National Certificate and the City National By-laws. See "COMPARISON OF RIGHTS OF HOLDERS OF CITY NATIONAL STOCK AND VENTURA STOCK."

MARKETS AND MARKET PRICES

    The City National Stock is listed on the NYSE under the symbol "CYN" and the Ventura Stock is quoted in the Nasdaq National Market System under the symbol "VCNB." The closing price per share of City National Stock, as reported on the NYSE Composite Tape, and the bid and asked price per share of Ventura Stock, as reported on the Nasdaq National Market System as of September 13, 1996, the last trading day before the day on which City National and Ventura executed the
Merger Agreement, and as of December   , 1996 were as follows:

                                                                     CITY NATIONAL STOCK
                                                                                          VENTURA STOCK
                                                                                             BID       ASKED
                                                                                          ---------  ---------
September 13, 1996.................................................       $   17.25       $    3.75  $    3.50
December   , 1996..................................................

    The shares of City National Stock issued in connection with the Merger will be listed on the NYSE. See "INTRODUCTION--Markets and Market Prices."

SELECTED CONSOLIDATED FINANCIAL DATA

    The following sets forth selected consolidated historical financial and other data for City National and its consolidated subsidiaries and Ventura and its consolidated subsidiaries as of, and for each of the five years ended, December 31, 1995 and as of, and for the nine months ended, September 30, 1995 and 1996. Such data should be read in conjunction with, and is qualified in its entirety by, the more detailed information, Management's Discussion and Analysis of Financial Condition and Results of Operations and the consolidated financial statements and notes thereto accompanying this Proxy Statement/Prospectus or in the documents described under "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE."

    CITY NATIONAL. The selected consolidated balance sheet data for the years ended December 31, 1994 and 1995 and the consolidated statement of operations data for the years ended December 31, 1993 through 1995 are derived from the consolidated financial statements of City National incorporated in this Proxy Statement/Prospectus by reference, which financial statements have been audited by KPMG Peat Marwick LLP, independent certified public accountants. The selected consolidated balance sheet data presented below as of December 31, 1991 and 1992 and the consolidated statement of operations data presented below for the years ended December 31, 1991 and 1992, are derived from financial statements of City National not included herein which have been audited by other independent certified public accountants. The selected consolidated balance sheet data as of September 30, 1995 and 1996 and the selected consolidated statement of operations data for the nine months ended September 30, 1995 and 1996 have been derived from City National's unaudited consolidated financial statements. Operating results for the nine months ended September 30, 1996 may not be indicative of the results that may be expected for the year ending December 31, 1996 or any future period.

                         SELECTED FINANCIAL INFORMATION

                  DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA

                                              NINE MONTHS ENDED
                                                SEPTEMBER 30,                     YEAR ENDED DECEMBER 31,
                                             --------------------  -----------------------------------------------------
                                               1996       1995       1995       1994       1993       1992       1991
                                             ---------  ---------  ---------  ---------  ---------  ---------  ---------
STATEMENT OF OPERATIONS DATA:
  Interest income..........................  $ 208,626  $ 157,601  $ 217,594  $ 181,825  $ 169,792  $ 233,049  $ 360,834
  Interest expense.........................     61,212     38,497     55,331     38,414     41,996     84,433    180,319
                                             ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Net interest income......................    147,414    119,104    162,263    143,411    127,796    148,616    180,515
  Provision for credit losses(1)...........         --         --         --      7,535     60,163    128,878    118,600
  Noninterest income (other than gains and
    losses on securities transactions).....     32,373     26,079     35,162     36,180     45,810     45,365     43,332
  Gains (losses) on securities
    transactions...........................        322        498       (596)    (3,383)        --      1,629         --
  Noninterest expense (other than ORE and
    consolidation charge)(1)...............    104,874     87,897    118,684    121,296    129,226    150,546    148,302
  Consolidation charge.....................         --         --         --         --     12,000         --         --
  ORE expense (income)(1)..................       (227)        16       (608)    (5,297)    (4,489)     8,788      1,948
                                             ---------  ---------  ---------  ---------  ---------  ---------  ---------
Income (loss) from continuing operations
 before taxes..............................     75,462     57,768     78,753     52,674    (23,294)   (92,602)   (45,003)
  Income taxes (benefit)...................     25,794     22,307     29,961     15,511     (9,260)   (32,450)   (22,387)
                                             ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Income (loss) from continuing
    operations.............................     49,668     35,461     48,792     37,163    (14,034)   (60,152)   (22,616)
  Income from discontinued operations......         --         --         --         --      7,128        804      1,396
                                             ---------  ---------  ---------  ---------  ---------  ---------  ---------
    Net income (loss)......................  $  49,668  $  35,461  $  48,792  $  37,163  $  (6,906) $ (59,348) $ (21,220)
                                             ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                             ---------  ---------  ---------  ---------  ---------  ---------  ---------
PER SHARE DATA:
  Income (loss) per share from continuing
    operations.............................  $    1.10  $    0.77  $    1.06  $    0.81  $   (0.35) $   (1.87) $   (0.70)
  Net income (loss) per share..............       1.10       0.77       1.06       0.81      (0.17)     (1.84)     (0.66)
  Cash dividends declared..................       0.27       0.19       0.26       0.05         --         --       0.32
  Book value per share.....................       8.78       8.00       8.19       7.32       6.62       7.07       8.91
  Shares used to compute income (loss) per
    share..................................  44,986,000 45,927,000 45,886,000 45,626,000 39,580,000 32,240,000 32,214,000

BALANCE SHEET DATA--AT PERIOD END:
  Assets...................................  $3,946,555 $3,067,640 $4,157,551 $3,012,775 $3,100,626 $3,514,102 $4,571,262
  Loans(1).................................  2,674,242  1,900,793  2,346,611  1,643,918  1,628,803  2,167,992  2,662,077
  Securities...............................    853,682    728,901    975,407    749,435    904,481    443,922    731,196
  Interest-earning assets(1)...............  3,661,156  2,827,860  3,784,245  2,716,524  2,838,698  3,105,978  4,040,757
  Deposits.................................  2,940,169  2,071,527  3,248,035  2,417,762  2,526,767  2,911,276  3,664,219
  Shareholders' equity.....................    385,383    362,919    366,957    330,721    298,074    227,944    287,064

BALANCE SHEET DATA--AVERAGE BALANCES:
  Assets...................................  $3,770,215 $2,768,797 $2,849,807 $2,831,471 $2,944,461 $3,918,949 $4,605,075
  Loans(1).................................  2,478,361  1,701,203  1,758,671  1,537,997  1,762,663  2,403,657  2,869,081
  Securities...............................    843,731    711,093    705,122    854,823    517,059    548,734    665,071
  Interest-earning assets(1)...............  3,454,772  2,545,901  2,624,436  2,594,241  2,623,164  3,550,920  4,180,860
  Deposits.................................  2,823,941  2,036,775  2,062,412  2,241,175  2,380,106  3,133,109  3,706,621
  Shareholders' equity.....................    367,207    346,075    350,551    313,196    260,649    259,629    318,776

ASSET QUALITY:
  Nonaccrual loans(1)......................  $  42,616  $  35,160  $  48,124  $  58,801  $  79,303  $ 253,089  $ 199,431
  ORE(1)...................................     17,156      4,179      7,439      4,726      2,052      8,637     26,368
                                             ---------  ---------  ---------  ---------  ---------  ---------  ---------
    Total nonaccrual loans and ORE.........  $  59,772  $  39,339  $  55,563  $  63,527  $  81,355  $ 261,726  $ 225,799
                                             ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                             ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Assets held for accelerated
    disposition............................  $      --  $      --  $      --  $      --  $  17,450  $      --  $      --
                                             ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                             ---------  ---------  ---------  ---------  ---------  ---------  ---------

                         SELECTED FINANCIAL INFORMATION

                  DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA

                                              NINE MONTHS ENDED
                                                SEPTEMBER 30,                     YEAR ENDED DECEMBER 31,
                                             --------------------  -----------------------------------------------------
                                               1996       1995       1995       1994       1993       1992       1991
                                             ---------  ---------  ---------  ---------  ---------  ---------  ---------
PERFORMANCE RATIOS:
  Return on average assets.................       1.76%      1.71%      1.71%      1.31%     (0.23)%     (1.51)%     (0.46)%
  Return on average shareholders' equity...      18.07      13.70      13.92      11.87      (2.65)    (22.84)     (6.65)
  Net interest spread(1)...................       4.49       4.92       4.84       4.60       4.12       3.44       3.30
  Net interest margin(1)...................       5.86       6.31       6.26       5.57       4.92       4.30       4.47
  Average shareholders' equity to average
    assets.................................       9.74      12.50      12.30      11.06       8.85       6.62       6.92
  Dividend payout ratio....................      23.89      24.27      24.53       6.17         --         --         (2)

ASSET QUALITY RATIOS:
  Nonaccrual loans to total loans(1).......       1.59%      1.85%      2.05%      3.58%      4.87%     11.67%      7.49%
  Nonaccrual loans and ORE to total
    assets(1)..............................       1.51       1.28       1.34       2.11       2.62       7.45       4.94
  Allowance for credit losses to total
    loans(1)...............................       4.81       5.87       5.60       6.41       6.78       6.28       4.72
  Allowance for credit losses to nonaccrual
    loans(1)...............................     301.74     317.13     273.28     179.15     139.34      53.77      63.06
  Net charge offs (recoveries) to average
    loans(1)...............................       0.16      (0.49)     (0.40)      0.83       4.78       4.93       1.84

------------------------------

(1) Data for years prior to 1995 have been reclassified to reflect adoption of Statements of Financial Accounting Standards 114 and 118.

(2) Not meaningful.

    VENTURA. The selected consolidated balance sheet data presented below for the years ended December 31, 1994 and 1995 and of the consolidated statement of operations data presented below for the years ended December 31, 1993, 1994 and 1995 are derived from the consolidated financial statements of Ventura included as part of Ventura's Annual Report on Form 10-K for the year ended December 31, 1995 provided with this Proxy Statement/Prospectus, which financial statements have been audited by Deloitte & Touche LLP, independent certified public accountants. The selected consolidated balance sheet data presented below as of December 31, 1991, 1992 and 1993 and the consolidated statement of operations data presented below for the years ended December 31, 1991 and 1992, are derived from financial statements of Ventura not included herein which have been audited by Deloitte & Touche LLP, independent certified public accountants. The selected consolidated balance sheet data as of September 30, 1996 and the consolidated statement of operations data for the nine months ended September 30, 1995 and 1996 have been derived from Ventura's unaudited consolidated financial statements. Operating results for the nine months ended September 30, 1996 may not be indicative of the results that may be expected for the year ending December 31, 1996 or any future period.

                         SELECTED FINANCIAL INFORMATION
                  DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA

                                             NINE MONTHS ENDED
                                               SEPTEMBER 30,                        YEAR ENDED DECEMBER 31,
                                           ----------------------  ----------------------------------------------------------
                                              1996        1995        1995        1994        1993        1992        1991
                                           ----------  ----------  ----------  ----------  ----------  ----------  ----------
STATEMENT OF OPERATIONS DATA:
  Interest income........................  $   15,968  $   15,593  $   20,798  $   22,136  $   25,911  $   28,951  $   34,107
  Interest expense.......................       4,827       4,733       6,361       6,268       8,999      11,365      16,176
                                           ----------  ----------  ----------  ----------  ----------  ----------  ----------
  Net interest income....................      11,141      10,860      14,437      15,868      16,912      17,586      17,931
  Provision for credit losses............      --             410         410       3,825      16,213       3,404       2,537
  Noninterest income (other than gains
    and losses on securities
    transactions)........................       1,861       1,563       2,199       4,259       4,764       5,512       5,271
  Gains (losses) on securities
    transactions.........................         (86)         47          47        (195)         56      --              93
  Noninterest expense (other than ORE)...      12,799      10,650      14,768      15,442      19,106      17,959      19,239
  ORE expense (income)...................         241         (67)        169         642       1,733         479      --
                                           ----------  ----------  ----------  ----------  ----------  ----------  ----------
  Income (loss) before taxes.............        (124)      1,477       1,336          23     (15,320)      1,256       1,519
  Income taxes (benefit).................        (146)         30      (2,432)        285      (3,233)        571         713
                                           ----------  ----------  ----------  ----------  ----------  ----------  ----------
    Net income (loss)....................  $       22  $    1,447  $    3,768  $     (262) $  (12,087) $      685  $      806
                                           ----------  ----------  ----------  ----------  ----------  ----------  ----------
                                           ----------  ----------  ----------  ----------  ----------  ----------  ----------
PER SHARE DATA:
  Net income (loss) per share............  $   --      $     0.20  $     0.48  $    (0.04) $    (2.14) $     0.12  $     0.14
  Cash dividends declared................      --          --          --          --          --          --          --
  Book value per share...................        3.18        2.90        3.19        3.01        3.22        5.41        5.21
  Shares used to compute income (loss)
    per share............................   9,291,000   7,363,000   7,833,000   6,334,000   5,636,000   5,611,000   5,621,000
BALANCE SHEET DATA--AT PERIOD END:
  Assets.................................  $  271,720  $  255,883  $  267,756  $  257,755  $  340,529  $  400,195  $  364,734
  Loans..................................     170,397     157,937     157,765     167,934     267,514     312,592     299,267
  Securities.............................      56,679      39,482      36,588      50,634      40,775      33,168      13,590
  Interest-earning assets................     255,026     230,919     241,903     246,262     328,469     352,895     325,739
  Deposits...............................     237,930     226,244     236,072     236,342     318,289     348,587     324,486
  Shareholders' equity...................      29,345      26,728      29,459      19,052      20,370      30,388      29,179
BALANCE SHEET DATA--AVERAGE BALANCES:
  Assets.................................  $  266,143  $  251,352  $  254,201  $  295,294  $  380,961  $  388,624  $  374,361
  Loans..................................     164,701     161,036     159,899     212,029     289,675     315,659     291,822
  Securities.............................      49,399      45,206      43,290      37,736      37,935      18,438      15,379
  Interest-earning assets................     243,277     233,691     234,912     277,612     351,686     355,090     335,520
  Deposits...............................     233,560     227,621     227,919     272,928     333,462     356,567     341,868
  Shareholders' equity...................      29,181      21,933      24,086      20,103      26,789      29,778      28,932
ASSET QUALITY:
  Nonaccrual loans.......................  $    2,687  $    4,540  $    4,341  $    7,612  $   18,939  $    2,464  $    2,142
  ORE....................................       3,315       3,737       3,580       3,224       2,229       3,940       2,206
                                           ----------  ----------  ----------  ----------  ----------  ----------  ----------
    Total nonaccrual loans and ORE.......  $    6,002  $    8,277  $    7,921  $   10,836  $   21,168  $    6,404  $    4,348
                                           ----------  ----------  ----------  ----------  ----------  ----------  ----------
                                           ----------  ----------  ----------  ----------  ----------  ----------  ----------
PERFORMANCE RATIOS: (1)
  Return on average assets...............        0.01%       0.77%       1.49%      (0.09)%      (3.18)%       0.18%       0.22%
  Return on average shareholders'
    equity...............................        0.10        8.82       15.64       (1.29)     (45.12)       2.30        2.79
  Net interest spread....................        4.90        5.10        5.00        4.80        3.96        4.27        5.06
  Net interest margin....................        6.12        6.21        6.15        5.68        4.81        4.95        5.34
  Average shareholders' equity to average
    assets...............................       10.96        8.73        9.48        6.81        7.03        7.66        7.73
ASSET QUALITY RATIOS:
  Nonaccrual loans to total loans........        1.58%       2.87%       2.75%       4.53%       7.08%       0.79%       0.72%
  Nonaccrual loans and ORE to total
    assets...............................        2.21        3.23        2.96        4.20        6.22        1.60        1.19
  Allowance for credit losses to total
    loans................................        2.90        3.64        3.42        4.92        5.35        1.23        0.95
  Allowance for credit losses to
    nonaccrual loans.....................      184.22      126.71      124.42      108.53       75.57      156.41      132.82
  Net charge offs to average loans (1)...        0.37        2.43        2.05        4.66        1.99        0.76        0.68

------------------------------

(1) Ratios shown for the nine month periods ending September 30, 1995 and 1996 have been annualized.

SELECTED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

    The following tables present selected pro forma combined financial data as of September 30, 1996 and for the year ended December 31, 1995 and for the nine months ended September 30, 1996 as if the Merger and the Riverside Merger had been effective on January 1, 1995 and January 1, 1996, respectively, after giving effect to the purchase accounting and other merger-related adjustments described in the respective Notes to Pro Forma Condensed Combined Financial Statement. See "PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION." The Low Range, Medium Range and High Range selected pro forma condensed combined financial data, respectively, reflect the Ventura Merger being completed at an assumed Final City National Stock Price equal to $13.90 per share, $17.475 per share, and $19.10 per share with respect to the Merger and $13.50 per share, $17.475 per share and $19.50 per share with respect to the Riverside Merger. Actual results within each of the Low, Medium and High Ranges will vary from those presented if the Final City National Stock Price is other than those assumed in the tables. See "THE MERGER--Consideration Payable Upon Consummation of the Merger". The selected pro forma condensed combined financial information tables are intended for informational purposes only and are not necessarily indicative of the future financial positions or future results of operations of City National after (i) the Merger or (ii) the Merger and the Riverside Merger or of the financial position or results of operations that would have actually occurred had (a) the Merger or (b) the Merger and the Riverside Merger been in effect as of the dates or the periods presented.

                           CITY NATIONAL AND VENTURA

                                         LOW RANGE(1)                MEDIUM RANGE(1)                HIGH RANGE(1)
                                 ----------------------------  ----------------------------  ----------------------------
                                 AT OR FOR THE                 AT OR FOR THE                 AT OR FOR THE
                                  NINE MONTHS      FOR THE      NINE MONTHS      FOR THE      NINE MONTHS      FOR THE
                                     ENDED       YEAR ENDED        ENDED       YEAR ENDED        ENDED       YEAR ENDED
                                 SEPTEMBER 30,  DECEMBER 31,   SEPTEMBER 30,  DECEMBER 31,   SEPTEMBER 30,  DECEMBER 31,
                                     1996           1995           1996           1995           1996           1995
                                 -------------  -------------  -------------  -------------  -------------  -------------
                                                       (DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)
Balance sheet data:
  Total assets.................   $ 4,213,349                   $ 4,216,204                   $ 4,216,204
  Net loans....................     2,711,100                     2,711,100                     2,711,100
  Securities...................       910,361                       910,361                       910,361
  Deposits.....................     3,178,099                     3,178,099                     3,178,099
  Stockholder's equity.........       407,721                       410,576                       410,576
Statement of income data:
  Total interest income........   $   223,723     $ 237,132     $   223,723     $ 237,132     $   223,723     $ 237,132
  Total interest expense.......        66,039        61,692          66,039        61,692          66,039        61,692
  Provision for loan losses           --                410         --                410         --                410
                                 -------------  -------------  -------------  -------------  -------------  -------------
  Net interest income after
    provision for loan
    losses.....................       157,684       175,030         157,684       175,030         157,684       175,030
  Other income.................        34,470        36,812          34,470        36,812          34,470        36,812
  Other expense................       119,822       135,848         120,036       136,134         120,036       136,134
                                 -------------  -------------  -------------  -------------  -------------  -------------
  Income before income taxes...        72,332        75,994          72,118        75,708          72,118        75,708
  Income tax expense...........        24,627        26,126          24,627        26,136          24,627        26,136
                                 -------------  -------------  -------------  -------------  -------------  -------------
  Net income...................   $    47,705     $  49,868     $    47,491     $  49,572     $    47,491     $  49,572
                                 -------------  -------------  -------------  -------------  -------------  -------------
                                 -------------  -------------  -------------  -------------  -------------  -------------
  Cash dividend paid...........   $    11,865     $  11,755     $    11,865     $  11,755     $    11,865     $  11,755
                                 -------------  -------------  -------------  -------------  -------------  -------------
                                 -------------  -------------  -------------  -------------  -------------  -------------
Per share data:
  Pro forma net income per
    share......................   $      1.02     $    1.05     $      1.02     $    1.05     $      1.03     $    1.05
  Cash dividend per share......          0.26          0.25            0.26          0.25            0.26          0.25
  Book value per share.........          8.95        --                9.05        --                9.07        --
Pro forma equivalent per share
  data:
  Net income per share.........   $      0.33     $    0.34     $      0.29     $    0.30     $      0.27     $    0.28
  Cash dividend per share......          0.08          0.08            0.07          0.07            0.07          0.07
  Book value per share.........          2.88        --                2.60        --                2.39        --

------------------------------

(1) The Low Range, Medium Range and High Range pro forma results reflect a Final City National Stock Price equal to $13.90, $17.475 and $19.10, respectively, to reflect the range of possible consideration values contemplated in the Merger Agreement. See "PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION."

                      CITY NATIONAL, VENTURA AND RIVERSIDE

                                           LOW RANGE(1)                MEDIUM RANGE(1)                HIGH RANGE(1)
                                   ----------------------------  ----------------------------  ----------------------------
                                   AT OR FOR THE                 AT OR FOR THE                 AT OR FOR THE
                                    NINE MONTHS      FOR THE      NINE MONTHS      FOR THE      NINE MONTHS      FOR THE
                                       ENDED       YEAR ENDED        ENDED       YEAR ENDED        ENDED       YEAR ENDED
                                   SEPTEMBER 30,  DECEMBER 31,   SEPTEMBER 30,  DECEMBER 31,   SEPTEMBER 30,  DECEMBER 31,
                                       1996           1995           1996           1995           1996           1995
                                   -------------  -------------  -------------  -------------  -------------  -------------
                                                         (DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)
Balance sheet data:
  Total assets...................   $ 4,445,947                   $ 4,454,084                   $ 4,458,027
  Net loans......................     2,875,474                     2,875,474                     2,875,474
  Securities.....................       940,160                       940,160                       940,160
  Deposits.......................     3,397,524                     3,397,524                     3,397,524
  Stockholder equity.............       414,590                       422,727                       426,670
Statement of income data:
  Total interest income..........   $   235,229     $ 251,841     $   235,327     $ 251,983     $   235,491     $ 252,220
  Total interest expense.........        69,890        66,680          69,890        66,680          69,890        66,680
  Provision for loan losses......            75           590              75           590              75           590
                                   -------------  -------------  -------------  -------------  -------------  -------------
  Net interest income after
    provision for loan losses....       165,264       184,571         165,362       184,713         165,526       184,950
  Other income...................        36,174        39,682          36,174        39,682          36,174        39,682
  Other expense..................       128,543       148,619         128,977       149,198         128,977       149,198
                                   -------------  -------------  -------------  -------------  -------------  -------------
  Income before income taxes.....        72,895        75,634          72,559        75,197          72,723        75,434
  Income tax expense.............        25,000        26,079          25,041        26,149          25,111        26,249
                                   -------------  -------------  -------------  -------------  -------------  -------------
  Net income.....................   $    47,895     $  49,555     $    47,518     $  49,048     $    47,612     $  49,185
                                   -------------  -------------  -------------  -------------  -------------  -------------
                                   -------------  -------------  -------------  -------------  -------------  -------------
  Cash dividend paid.............   $    12,110     $  11,968     $    12,181     $  12,030     $    12,233     $  12,075
                                   -------------  -------------  -------------  -------------  -------------  -------------
                                   -------------  -------------  -------------  -------------  -------------  -------------
Per share data:
  Pro forma net income per
    share........................   $      1.01     $    1.03     $      1.01     $    1.02     $      1.01     $    1.02
  Cash dividend per share........          0.26          0.25            0.26          0.25            0.27          0.25
  Book value per share...........          8.99        --                9.17        --                9.25        --
Pro forma equivalent per share
  data:
  Net income per share...........   $      0.32     $    0.32     $      0.29     $    0.29     $      0.27     $    0.27
  Cash dividend per share........          0.09          0.08            0.08          0.07            0.07          0.07
  Book value per share...........          2.89        --                2.64        --                2.44        --

------------------------------

(1) The Low Range, Medium Range and High Range pro forma results reflect a Final City National Stock Price equal to $13.90, $17.475 and $19.10, respectively, for the Merger; and $13.50, $17.475 and $19.50 for the Riverside Merger, respectively, to reflect the range of possible consideration values contemplated in the Merger Agreement and the Riverside Merger Agreement. See Appendix A and "PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION."

                     COMPARATIVE PER SHARE DATA (UNAUDITED)

    The following unaudited financial information reflects certain comparative per share data relating to net income, cash dividends, and book value per common share (1) on a historical basis for City National and Ventura, (2) on a pro forma combined basis per share of City National Stock giving effect to the Merger, (3) on a pro forma combined basis per share of City National Stock giving effect to both the Merger and Riverside Merger and (4) on an equivalent pro forma basis per share of Ventura Stock giving effect to the Merger and the Riverside Merger. The pro forma combined information and the Ventura pro forma equivalent information give effect to the Merger and the Riverside Merger on a purchase accounting basis and reflect the Low Range, Medium Range and High Range assumed for the Final City National Stock Price as discussed in the Pro Forma Condensed Combined Financial Information. There can be no assurance as to what the market price of the City National Stock will be if and when the Merger and the Riverside Merger are consummated. See "INTRODUCTION--Markets and Market Prices." For a description of purchase accounting with respect to the Merger, see "THE MERGER--Accounting Treatment." The information shown below is for information purposes only and should be read in conjunction with the historical consolidated financial statements of Ventura and City National, including the respective notes thereto, which, in the case of Ventura, appear as an Appendix to this Proxy Statement/ Prospectus, and in the case of City National, are incorporated by reference in this Proxy Statement/ Prospectus, and the unaudited pro forma financial statements, including the notes thereto, included in this Proxy Statement/Prospectus. Results of Ventura and City National for the nine months ended September 30, 1996 are not necessarily indicative of the results which may be expected for any other interim period or for the year as a whole. The pro forma financial data are not necessarily indicative of results that actually would have occurred had the Merger and/or the Riverside Merger been consummated on the date indicated or that may be obtained in the future. See "INCORPORATION OF CERTAIN INFORMATION BY REFERENCE."

                                                                                                     TWELVE MONTHS
                                                                              NINE MONTHS ENDED          ENDED
                                                                             SEPTEMBER 30, 1996    DECEMBER 31, 1995
                                                                             -------------------  -------------------
NET INCOME PER COMMON SHARE:
    City National Historical...............................................       $    1.10            $    1.06
    Ventura Historical.....................................................       $    0.00            $    0.48
  Final City National Stock Price @ Low Range
    Pro Forma Combined City National and Ventura (1).......................            1.02                 1.05
    Pro Forma Combined City National, Ventura and Riverside (2)............            1.01                 1.03
    Ventura pro forma equivalent (3).......................................            0.32                 0.32
  Final City National Stock Price @ Medium Range
    Pro Forma Combined City National and Ventura (1).......................            1.02                 1.05
    Pro Forma Combined City National, Ventura and Riverside (2)............            1.01                 1.02
    Ventura pro forma equivalent (3).......................................            0.29                 0.29
  Final City National Stock Price @ High Range
    Pro Forma Combined City National and Ventura (1).......................            1.03                 1.05
    Pro Forma Combined City National, Ventura and Riverside (2)............            1.01                 1.02
    Ventura pro forma equivalent (3).......................................            0.27                 0.27

CASH DIVIDEND PAID PER COMMON SHARE (4):
    City National Historical...............................................       $    0.27            $    0.26
    Ventura Historical.....................................................       $    0.00            $    0.00
  Final City National Stock Price @ Low Range
    Pro Forma Combined City National and Ventura (5).......................            0.26                 0.25
    Pro Forma Combined City National, Ventura and Riverside (2)............            0.26                 0.25
  Final City National Stock Price @ Medium Range
    Pro Forma Combined City National and Ventura (5).......................            0.26                 0.25
    Pro Forma Combined City National, Ventura and Riverside(2).............            0.26                 0.25
  Final City National Stock Price @ High Range
    Pro Forma Combined City National and Ventura (5).......................            0.26                 0.25
    Pro Forma Combined City National, Ventura and Riverside(2).............            0.27                 0.25

BOOK VALUE PER COMMON SHARE (END OF PERIOD):
    City National Historical...............................................       $    8.78            $    8.19
    Ventura Historical.....................................................       $    3.18            $    3.19
  Final City National Stock Price @ Low Range
    Pro Forma Combined City National and Ventura (6).......................            8.95
    Pro Forma Combined City National, Ventura and Riverside (7)............            8.99
    Ventura pro forma equivalent (8).......................................            2.89
  Final City National Stock Price @ Medium Range
    Pro Forma Combined City National and Ventura (6).......................            9.05
    Pro Forma Combined City National, Ventura and Riverside (7)............            9.17
    Ventura pro forma equivalent (8).......................................            2.64
  Final City National Stock Price @ High Range
    Pro Forma Combined City National and Ventura (6).......................            9.07
    Pro Forma Combined City National, Ventura and Riverside (7)............            9.25
    Ventura pro forma equivalent (3).......................................            2.44

------------------------

(1) Represents the pro forma combined information of City National and Ventura as if the Merger were consummated on January 1, 1996 and January 1, 1995 respectively, and accounted for as a purchase.

(2) Represents the pro forma combined information of City National, Ventura and Riverside as if the Merger and the Riverside Merger were consummated on January 1, 1996 and January 1, 1995

(3) Represents the pro forma combined information of City National, Ventura and Riverside multiplied by the exchange ratio of a share of City National Stock for 55% of the shares of Ventura Stock for the respective time period and the Final City National Stock Price.

(4) See "INTRODUCTION--Markets and Market Prices."

(5) Represents the historical dividends paid by City National divided by pro forma shares outstanding including the shares of Ventura Stock which would become City National Stock.

(6) Represents the pro forma combined information of City National and Ventura as if the Merger were consummated on September 30, 1996 and accounted for as a purchase.

(7) Represents the pro forma combined information of City National, Ventura and Riverside as if the Merger and the Riverside Merger were consummated on September 30, 1996 and accounted for as a purchase.

               PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

    The following sets of unaudited Pro Forma Condensed Combined Balance Sheets as of September 30, 1996 combine the historical consolidated balance sheets of City National, Ventura and Riverside as if the Merger and the Riverside Merger had been effective on September 30, 1996, after giving effect to the purchase accounting and other merger-related adjustments described in the respective Notes to Pro Forma Condensed Combined Financial Statements. The following sets of the unaudited Pro Forma Combined Statements of Operations present the combined consolidated results of operations of City National, Ventura and Riverside for the nine months ended September 30, 1996 and the year ended December 31, 1995 as if the Merger and the Riverside Merger had been effective on January 1, 1996 and January 1, 1995, respectively, after giving effect to the purchase accounting and other merger-related adjustments described in the respective accompanying notes.

    Under the Merger Agreement, Ventura shareholders receiving City National Stock will receive for each share of Ventura Stock held by them, that fraction of a share of City National Stock equal to the Exchange Ratio. The Exchange Ratio is determined by dividing $5.03 by the Final City National Stock Price, provided in the event the Final City National Stock Price is more than $19.10, the Exchange Ratio will be based upon a Final City National Stock Price of $19.10 and, accordingly, will be fixed at .2634 (the "High Range") and in the event the Final City National Stock Price is less than $15.65, the Exchange Ratio will be based upon a Final City National Stock Price of $15.65 and, accordingly, will be fixed at .3214. Ventura has the right to terminate the Merger if the Final City National Stock Price is less than $13.90 (the "Low Range"). The exchange ratio based on the average of the closing City National Stock prices on the twenty business days ending three business days before September 30, 1996 was .2878 (the "Medium Range"). Pursuant to the Merger Agreement, 55% of the aggregate number of issued and outstanding shares of Ventura Stock as of the Effective Time will be converted into shares of City National Stock.

    The Low Range Pro Forma Condensed Combined Financial Statements reflect the purchase being completed at a Final City National Stock Price of $13.90 and an Exchange Ratio of .3214. If the Final City National Stock Price was below $13.90 per share, Ventura would have the right to terminate the Merger Agreement, without payment of consideration. Accordingly, this Low Range scenario reflects the lowest consideration received by those Ventura shareholders who receive City National Stock and the lowest purchase price payable prior to Ventura having a unilateral right to terminate the Merger Agreement. However, if the Ventura Board of Directors does not exercise its right to terminate the Merger Agreement in the event that the Final City National Stock Price Falls below $13.90 per share, the purchase price payable to the Ventura shareholders will be lower. See "THE MERGER--Amendment and Termination."

    The Medium Range Pro Forma Condensed Combined Financial Statements reflect the purchase being completed at a Final City National Stock Price of $17.475 and an Exchange Ratio of .2878.

    At a Final City National Stock Price above $19.10, the consideration received by Ventura shareholders who receive City National Stock and the purchase price would continue to increase. The High Range Pro Forma Condensed Combined Financial Statements reflect the purchase being completed at a Final City National Stock Price of $19.10 and an Exchange Ratio of .2634 which results in the lowest purchase price payable within the High Range.

    Under the Riverside Agreement, Riverside shareholders receiving City National Stock will receive for each share of Riverside Stock held by them, that fraction of a share (or number of shares) of City National Stock (the "Riverside Exchange Ratio") determined by dividing $18.00 by the Final City National Stock Price for Riverside, provided in the event the Final City National Stock Price for Riverside is between $19.50 and $22.50, the Riverside Exchange Ratio will be based upon a Final City National Stock Price for Riverside of $19.50 and, accordingly, will be fixed at .9231 (the "Riverside High Range"). In the event the Final City National Stock Price is above $22.50, the Riverside Exchange Ratio is determined by dividing $20.77 by the Final City National Stock Price. In the event the Final City National Stock Price for Riverside is less than $16.00, the Riverside Exchange Ratio will be based upon a Final City National Stock Price of $16.00 and, accordingly, will be fixed at 1.125. Riverside has the right to terminate the Riverside

Merger if the Final City National Stock Price for Riverside is less than $13.50 and the number obtained by dividing the Final City National Stock Price for Riverside by $17.75 is more than 15% less than the number obtained by dividing the average closing price of the banks and bank holding companies included in the Standards & Poor's Bank Index for the twenty consecutive business days ending three days prior to the Riverside closing by the Index Price on October 10, 1996 (the "Riverside Low Range"). The Riverside Exchange Ratio based on the average of the closing City National Stock prices on the twenty business days ending three business days before September 30, 1996 was 1.03 (the "Riverside Medium Range"). Pursuant to the Riverside Agreement, not less than 48% of the aggregate number of issued and outstanding shares of Riverside common stock as of the effective time for the Riverside Merger will be converted into shares of City National Stock.

    The Low Range Pro Forma Condensed Combined Financial Statements reflect the purchase being completed at a Final City National Stock Price of $13.50 and a Riverside Exchange Ratio of 1.125. If the Final City National Stock Price for Riverside was below $13.50 per share and the Standard & Poor's Bank Index had declined by more than 15% from its level on October 10, 1996, Riverside would have the right to terminate the Riverside Agreement, without consideration. Accordingly, this Low Range scenario reflects the lowest consideration received by those Riverside shareholders who receive City National Stock and the lowest purchase price payable prior to Riverside having a unilateral right to terminate the Riverside Agreement.

    The Medium Range Pro Forma Condensed Combined Financial Statements reflect the purchase being completed at a Final City National Stock Price of $17.475 and a Riverside Exchange Ratio of 1.03.

    At a Final City National Stock Price above $19.50, the consideration received by Riverside shareholders who receive City National Stock and the purchase price continue to increase to a maximum $22.50, above which the purchase price is fixed. The High Range Pro Forma Condensed Combined Financial Statements reflect the purchase being completed at a Final City National Stock Price of $19.50 a share and a Riverside Exchange Ratio of .9231 which results in the lowest purchase price payable in the High Range.

    Actual results within each of the Low, Medium and High Ranges for Ventura and for Riverside will vary from those presented if the Final City National Stock Price is other than those described above.

    The sets of unaudited pro forma combined financial statements and accompanying notes reflect the application of the purchase method of accounting. Under this method of accounting, the purchase price will be allocated to the assets acquired and liabilities assumed based on their estimated fair values at the closing. As described in the accompanying notes, estimates of the fair values of Ventura's and Riverside's assets and liabilities have been combined with the recorded values of the assets and liabilities of City National. However, changes to the adjustments included in the unaudited pro forma combined financial statements are expected as evaluations of assets and liabilities are completed and as additional information becomes available. See "THE MERGER--Accounting Treatment." In addition, the results of operations of Ventura and Riverside subsequent to September 30, 1996 will affect the allocation of the purchase price. Accordingly, the final pro forma combined amounts will differ from those set forth in the unaudited pro forma combined financial statements.

    The sets of unaudited pro forma condensed combined financial statements are intended for informational purposes only and are not necessarily indicative of the future financial position or future results of operations of the combined company, or of the financial position or results of operations of the combined company that would have actually occurred had the Merger and the Riverside Merger been in effect as of the date or for the periods presented. The unaudited pro forma condensed combined financial statements of City National, Ventura and Riverside should be read in conjunction with the historical and other pro forma information, including the respective notes thereto, which in the case of City National, are incorporated by reference in this Proxy Statement/Prospectus, and in the case of Ventura, are attached to this Proxy Statement/Prospectus.

                                   LOW RANGE
      PRO FORMA CONDENSED COMBINED BALANCE SHEET AS OF SEPTEMBER 30, 1996
                                  (UNAUDITED)
                             (DOLLARS IN THOUSANDS)
                                     ASSETS

                                                        CITY                                   PRO FORMA
                                                      NATIONAL      VENTURA      PRO FORMA      COMBINED     RIVERSIDE
                                                     HISTORICAL    HISTORICAL   ADJUSTMENTS   WITH VENTURA   HISTORICAL
                                                    ------------  ------------  ------------  ------------  ------------
Cash and due from banks...........................  $    245,706  $    10,588   $      (582 ) $   255,112   $    24,622
                                                                                       (600 )
Interest-bearing deposits in other banks..........        30,206                                   30,206
Federal funds sold and securities purchased under
  resale agreements...............................        80,000       27,950       (20,889 )      87,061        17,000
Securities........................................       853,682       56,679                     910,361        29,799
Trading account securities........................        23,026                                   23,026
Loans.............................................     2,674,242      170,397                   2,844,639       167,014
Less allowance for credit losses..................       128,589        4,950                     133,539         2,640
                                                    ------------  ------------  ------------  ------------  ------------
    Net loans.....................................     2,545,653      165,447                   2,711,100       164,374
Premises and equipment, net.......................        23,364        2,110                      25,474         5,888
Customers' acceptance liability...................         3,654                                    3,654
Other real estate.................................        17,156        2,437                      19,593         3,153
Deferred tax asset................................        65,147        1,170        (7,149 )      59,168           477
Goodwill..........................................                                    7,894         7,894
Other intangible assets...........................        11,764                     14,400        28,664           387
                                                                                      2,500
Other assets......................................        47,197        5,339          (500 )      52,036         2,658
                                                    ------------  ------------  ------------  ------------  ------------
    Total assets..................................  $  3,946,555  $   271,720   $    (4,926 ) $ 4,213,349   $   248,358
                                                    ------------  ------------  ------------  ------------  ------------
                                                    ------------  ------------  ------------  ------------  ------------

                                                      LIABILITIES
Demand deposits...................................  $  1,274,831  $    73,256                 $ 1,348,087   $    70,422
Interest bearing deposits.........................     1,665,338      164,674                   1,830,012       149,003
                                                    ------------  ------------                ------------  ------------
    Total deposits................................     2,940,169      237,930                   3,178,099       219,425
Federal funds purchased and securities sold under
  repurchase agreements...........................       203,051                                  203,051
Other short-term borrowings.......................       328,632                                  328,632         4,073
Long-term debt....................................        34,800                                   34,800
Other liabilities.................................        50,866        4,445   $     4,400        57,392         2,231
                                                                                     (2,319 )
Acceptances outstanding...........................         3,654                                    3,654
                                                    ------------  ------------  ------------  ------------  ------------
    Total liabilities.............................     3,561,172      242,375         2,081     3,805,628       225,729
                                                    ------------  ------------  ------------  ------------  ------------

                                                  SHAREHOLDERS' EQUITY
Preferred Stock...................................       --           --            --            --            --
Common stock......................................       414,327       29,345       (28,361 )     415,311        22,629
Treasury shares, at cost..........................       (28,944)                    21,354        (7,590 )
                                                    ------------  ------------  ------------  ------------  ------------
    Total shareholders' equity....................       385,383       29,345        (7,007 )     407,721        22,629
                                                    ------------  ------------  ------------  ------------  ------------
    Total liabilities and shareholders' equity....  $  3,946,555  $   271,720   $    (4,926 ) $ 4,213,349   $   248,358
                                                    ------------  ------------  ------------  ------------  ------------
                                                    ------------  ------------  ------------  ------------  ------------

                                                                    COMBINED
                                                     PRO FORMA    WITH VENTURA
                                                    ADJUSTMENTS   & RIVERSIDE
                                                    ------------  ------------
Cash and due from banks...........................  $    (1,666 ) $  277,668
                                                           (400 )
Interest-bearing deposits in other banks..........                    30,206
Federal funds sold and securities purchased under
  resale agreements...............................      (20,351 ) $   75,687
                                                         (8,023 )
Securities........................................                   940,160
Trading account securities........................                    23,026
Loans.............................................                 3,011,653
Less allowance for credit losses..................                   136,179
                                                    ------------  ------------
    Net loans.....................................                 2,875,474
Premises and equipment, net.......................                    31,362
Customers' acceptance liability...................                     3,654
Other real estate.................................                    22,746
Deferred tax asset................................       (5,202 )     54,443
Goodwill..........................................        7,982       15,876
Other intangible assets...........................       12,300       41,351

Other assets......................................         (400 )     54,294
                                                    ------------  ------------
    Total assets..................................  $   (15,760 ) $4,445,947
                                                    ------------  ------------
                                                    ------------  ------------

Demand deposits...................................                $1,418,509
Interest bearing deposits.........................                 1,979,015
                                                                  ------------
    Total deposits................................                 3,397,524
Federal funds purchased and securities sold under
  repurchase agreements...........................                   203,051
Other short-term borrowings.......................                   332,705
Long-term debt....................................                    34,800
Other liabilities.................................  $     1,500       59,623
                                                         (1,500 )
Acceptances outstanding...........................                     3,654
                                                    ------------  ------------
    Total liabilities.............................      --         4,031,357
                                                    ------------  ------------

Preferred Stock...................................      --            --
Common stock......................................      (23,350 )    414,590
Treasury shares, at cost..........................        7,590            0
                                                    ------------  ------------
    Total shareholders' equity....................      (15,760 )    414,590
                                                    ------------  ------------
    Total liabilities and shareholders' equity....  $   (15,760 ) $4,445,947
                                                    ------------  ------------
                                                    ------------  ------------

   See accompanying Notes to Unaudited Low Range Pro Forma Condensed Combined
                                   Financial.

                                   LOW RANGE
                   PRO FORMA COMBINED STATEMENT OF OPERATIONS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1996
                                  (UNAUDITED)
                (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

                                                        CITY
                                                      NATIONAL      VENTURA      PRO FORMA     PRO FORMA     RIVERSIDE
                                                     HISTORICAL    HISTORICAL   ADJUSTMENTS     COMBINED     HISTORICAL
                                                    ------------  ------------  ------------  ------------  ------------
Interest income
  Interest and fees on loans......................  $   165,029   $    12,374                 $   177,403   $    10,688
  Interest on federal funds sold and securities
    purchased under resale agreements.............        2,958         1,162         (871  )       3,249           343
  Interest on securities..........................       39,238         2,432                      41,670         1,658
  Interest on trading account securities..........        1,401             0                       1,401             0
                                                    ------------  ------------  ------------  ------------  ------------
    Total.........................................      208,626        15,968         (871  )     223,723        12,689
                                                    ------------  ------------  ------------  ------------  ------------
Interest expense:
  Interest on deposits............................       40,409         4,827                      45,236         3,800
  Interest on federal funds purchased and
    securities sold under repurchase agreements...       10,176                                    10,176
  Interest on other short-term borrowings.........        9,188                                     9,188            51
  Interest on long-term debt......................        1,439                                     1,439
                                                    ------------  ------------  ------------  ------------  ------------
    Total.........................................       61,212         4,827                      66,039         3,851
                                                    ------------  ------------  ------------  ------------  ------------
  Net interest income.............................      147,414        11,141         (871  )     157,684         8,838
  Provision for credit losses.....................            0             0            0              0            75
                                                    ------------  ------------  ------------  ------------  ------------
  Net interest income after provision for credit
    losses........................................      147,414        11,141         (871  )     157,684         8,763
                                                    ------------  ------------  ------------  ------------  ------------
Noninterest income................................       32,695         1,775            0         34,470         1,704
Noninterest expense...............................      104,647        13,040        2,135        119,822         6,804
                                                    ------------  ------------  ------------  ------------  ------------
Income before taxes...............................       75,462          (124 )     (3,006  )      72,332         3,663
Income taxes (benefit)............................       25,794          (146 )     (1,021  )      24,627         1,431
                                                    ------------  ------------  ------------  ------------  ------------
Net income........................................  $    49,668   $        22   $   (1,985  ) $    47,705   $     2,232
                                                    ------------  ------------  ------------  ------------  ------------
                                                    ------------  ------------  ------------  ------------  ------------
Net income per share..............................        $1.10                                     $1.02
                                                    ------------                              ------------
                                                    ------------                              ------------
Shares (in thousands) used to compute Net
  Income/Share....................................       44,986         1,631                      46,617           690
                                                    ------------  ------------                ------------  ------------
                                                    ------------  ------------                ------------  ------------

                                                                   PRO FORMA
                                                                    COMBINED
                                                     PRO FORMA    WITH VENTURA
                                                    ADJUSTMENTS   & RIVERSIDE
                                                    ------------  ------------
Interest income
  Interest and fees on loans......................                $  188,091
  Interest on federal funds sold and securities
    purchased under resale agreements.............  $   (1,183  )      2,409
  Interest on securities..........................                    43,328
  Interest on trading account securities..........                     1,401
                                                    ------------  ------------
    Total.........................................      (1,183  )    235,229
                                                    ------------  ------------
Interest expense:
  Interest on deposits............................                    49,036
  Interest on federal funds purchased and
    securities sold under repurchase agreements...                    10,176
  Interest on other short-term borrowings.........                     9,239
  Interest on long-term debt......................                     1,439
                                                    ------------  ------------
    Total.........................................                    69,890
                                                    ------------  ------------
  Net interest income.............................      (1,183  )    165,339
  Provision for credit losses.....................           0            75
                                                    ------------  ------------
  Net interest income after provision for credit
    losses........................................      (1,183  )    165,264
                                                    ------------  ------------
Noninterest income................................                    36,174
Noninterest expense...............................       1,917       128,543
                                                    ------------  ------------
Income before taxes...............................      (3,100  )     72,895
Income taxes (benefit)............................      (1,058  )     25,000
                                                    ------------  ------------
Net income........................................  $   (2,042  ) $   47,895
                                                    ------------  ------------
                                                    ------------  ------------
Net income per share..............................                     $1.01
                                                                  ------------
                                                                  ------------
Shares (in thousands) used to compute Net
  Income/Share....................................                    47,307
                                                                  ------------
                                                                  ------------

   See accompanying Notes to Unaudited Low Range Pro Forma Condensed Combined
                                   Financial.

                                   LOW RANGE
                   PRO FORMA COMBINED STATEMENT OF OPERATIONS
                 FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1995
                                  (UNAUDITED)
                (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

                                                        CITY
                                                      NATIONAL      VENTURA      PRO FORMA     PRO FORMA     RIVERSIDE
                                                     HISTORICAL    HISTORICAL   ADJUSTMENTS     COMBINED     HISTORICAL
                                                    ------------  ------------  ------------  ------------  ------------
Interest income
  Interest and fees on loans......................  $   168,862   $    16,375                 $   185,237   $    13,354
  Interest on federal funds sold and securities
    purchased under resale agreements.............        7,013         1,816       (1,260  )       7,569           572
  Interest on securities..........................       39,704         2,607                      42,311         2,494
  Interest on trading account securities..........        2,015             0                       2,015             0
                                                    ------------  ------------  ------------  ------------  ------------
    Total.........................................      217,594        20,798       (1,260  )     237,132        16,420
                                                    ------------  ------------  ------------  ------------  ------------
Interest expense:
  Interest on deposits............................       32,039         6,357                      38,396         4,905
  Interest on federal funds purchased and
    securities sold under repurchase agreements...       17,855                                    17,855             1
  Interest on other short-term borrowings.........        4,378             4                       4,382            82
  Interest on long-term debt......................        1,059                                     1,059
                                                    ------------  ------------  ------------  ------------  ------------
    Total.........................................       55,331         6,361            0         61,692         4,988
                                                    ------------  ------------  ------------  ------------  ------------
  Net interest income.............................      162,263        14,437       (1,260  )     175,440        11,432
  Provision for credit losses.....................            0           410            0            410           180
                                                    ------------  ------------  ------------  ------------  ------------
  Net interest income after provision for credit
    losses........................................      162,263        14,027       (1,260  )     175,030        11,252
                                                    ------------  ------------  ------------  ------------  ------------
Noninterest income................................       34,566         2,246                      36,812         2,870
Noninterest expense...............................      118,076        14,937        2,835        135,848        10,074
                                                    ------------  ------------  ------------  ------------  ------------
Income before taxes...............................       78,753         1,336       (4,095  )      75,994         4,048
Income taxes (benefit)............................       29,961        (2,432 )     (1,403  )      26,126         1,420
                                                    ------------  ------------  ------------  ------------  ------------
Net income........................................  $    48,792   $     3,768   $   (2,692  ) $    49,868   $     2,628
                                                    ------------  ------------  ------------  ------------  ------------
                                                    ------------  ------------  ------------  ------------  ------------
Net income per share..............................        $1.06                                     $1.05
                                                    ------------                              ------------
                                                    ------------                              ------------
Shares (in thousands) used to compute Net
  Income/Share....................................       45,886         1,631                      47,517           690
                                                    ------------  ------------                ------------  ------------
                                                    ------------  ------------                ------------  ------------

                                                                   PRO FORMA
                                                                    COMBINED
                                                     PRO FORMA    WITH VENTURA
                                                    ADJUSTMENTS   & RIVERSIDE
                                                    ------------  ------------
Interest income
  Interest and fees on loans......................                $  198,591
  Interest on federal funds sold and securities
    purchased under resale agreements.............  $   (1,711  )      6,430
  Interest on securities..........................                    44,805
  Interest on trading account securities..........                     2,015
                                                    ------------  ------------
    Total.........................................      (1,711  )    251,841
                                                    ------------  ------------
Interest expense:
  Interest on deposits............................                    43,301
  Interest on federal funds purchased and
    securities sold under repurchase agreements...                    17,856
  Interest on other short-term borrowings.........                     4,464
  Interest on long-term debt......................                     1,059
                                                    ------------  ------------
    Total.........................................           0        66,680
                                                    ------------  ------------
  Net interest income.............................      (1,711  )    185,161
  Provision for credit losses.....................           0           590
                                                    ------------  ------------
  Net interest income after provision for credit
    losses........................................      (1,711  )    184,571
                                                    ------------  ------------
Noninterest income................................                    39,682
Noninterest expense...............................       2,697       148,619
                                                    ------------  ------------
Income before taxes...............................      (4,408  )     75,634
Income taxes (benefit)............................      (1,467  )     26,079
                                                    ------------  ------------
Net income........................................  $   (2,941  ) $   49,555
                                                    ------------  ------------
                                                    ------------  ------------
Net income per share..............................                     $1.03
                                                                  ------------
                                                                  ------------
Shares (in thousands) used to compute Net
  Income/Share....................................                    48,207
                                                                  ------------
                                                                  ------------

   See accompanying Notes to Unaudited Low Range Pro Forma Condensed Combined
                                   Financial.

NOTES TO THE UNAUDITED LOW RANGE PRO FORMA CONDENSED COMBINED FINANCIAL
  STATEMENTS

VENTURA

    BALANCE SHEET

    Assuming a Final City National Stock Price of $13.90, the total consideration value paid to existing Ventura shareholders is $43,505,000, with total cash consideration of $20,889,000 and the balance in City National Stock.

    The cash payment of $20,889,000 will be paid from Federal funds sold. The number of shares to be tendered will be contingent upon the Final City National Stock Price which is the average of the City National Stock closing price in the twenty business day period ending three business days before the Effective Time. For the purpose of the Low Range Pro Forma Financial Statements, the stock portion of the total consideration value is satisfied by the issuance of 1,631,374 shares of City National Stock held as treasury stock and recorded as a credit to shareholders' equity of $1,321,000 and to treasury shares of $21,354,000 based on the weighted average cost of the treasury shares.

    The purchase price of $44,747,000 which includes expenses of $600,000 directly attributable to the acquisition and a $582,000 payment to cash out existing unexercised stock options is allocated to the assets acquired and the liabilities assumed based on their estimated fair values at September 30, 1996 in accordance with Accounting Principles Board Opinion No. 16, "Business Combinations," as amended ("APB No. 16"). The table below reflects the adjustment of certain assets and liabilities to estimated fair value and the resultant goodwill. Total goodwill of approximately $7,894,000 is expected to be amortized over ten years. Total core deposit intangibles of $14,400,000 is expected to be amortized over seven years.

                                                                                    ADJUSTMENTS RELATED
                                                                                      TO ACQUISITIONS
                                                                                   ---------------------
                                                                                        (DOLLARS IN
                                                                                        THOUSANDS)
Assets/liabilities
  Cash...........................................................................        $  (1,182)
  Core deposit intangibles.......................................................           14,400
  Servicing rights for SBA loans.................................................            2,500
  Fixed assets...................................................................             (500)
  Deferred taxes created by core deposit intangibles and servicing rights for SBA
    loans........................................................................           (7,149)
  Other liabilities..............................................................            2,081
  Shareholders' equity for option payment, net of tax............................             (338)
  Remaining unallocated purchase price (Goodwill)................................        $   7,894

    Included in the total adjustment is $600,000 in direct costs to be paid immediately prior to the Effective Time and an additional $4,400,000 liability incurred in connection with the termination of contracts and leases and existing severance contracts. Included in the total adjustment to Other Liabilities is a $2,319,000 reduction in income taxes currently payable to reflect the tax benefit related to the $4,400,000 liability incurred, the $500,000 in fixed asset writeoffs and the $582,000 payment made immediately prior to the Effective Time to cash out unexercised stock options held by Ventura's employees and directors.

STATEMENT OF INCOME

    (a) Decrease in interest on Federal funds sold is due to the utilization of Federal funds sold to fund the cash portion of the purchase price. The loss in interest income is estimated to be $871,000 and $1,260,000 for the nine-month and 12-month period beginning January 1, 1996 and January 1, 1995, respectively.

    (b) Non-interest expense includes the amortization of core deposit intangibles and goodwill for the nine months beginning January 1, 1996 of $1,543,000 and $592,000, respectively and for the 12-month period beginning January 1, 1995 of $2,046,000 and $789,000, respectively.

    (c) Additional income tax expense is computed using a 42.3% tax rate. The tax attributes of Ventura will carry over to City National including all assets and liabilities and are recorded at amounts previously reflected, adjusted for purchase price allocations. The goodwill is not tax deductible.

    (d) The pro forma combined net income per common share data are based on (i) combined historical income of Ventura and City National assuming the Merger is accounted for as a purchase and (ii) pro forma combined equivalent of the Ventura Stock converted (as adjusted for an exchange ratio of .3214 of a share of City National Stock for each share of Ventura Stock) and City National Common Stock as of September 30, 1996 and December 31, 1995.

RIVERSIDE

    BALANCE SHEET

    Assuming a Final City National Stock Price of $13.50, the total consideration value paid to existing Riverside shareholders is $36,202,000, with total cash consideration of $20,351,000 and the balance in City National Stock.

    The cash payment of $20,351,000 will be paid from Federal funds sold. The number of shares to be tendered will be contingent upon the Final City National Stock Price which is the average of the City National Stock closing price in the twenty day period ending three business days before the Effective Time. For the purpose of the Low Range Pro Forma Financial Statements, the stock portion of the total consideration value is comprised of the issuance of the remaining 579,826 shares of City National Stock held as treasury stock as of September 30, 1996 and the purchase of an additional 594,284 shares of City National Stock on the open market for issuance to Riverside shareholders. The issuance of the treasury stock is recorded as a credit to shareholders' equity of $238,000 and a credit to treasury stock of $7,590,000 based on the weighted average cost of the treasury shares. The purchase of additional treasury shares is assumed to be at $13.50, the lowest purchase price payable prior to Riverside having an unilateral right to terminate the Riverside Agreement, and is assumed to be funded from liquidation of Federal funds sold.

    The purchase price of $38,268,000 which includes expenses of $400,000 directly attributable to the acquisition and a $1,666,000 payment to cash out existing unexercised stock options is allocated to the assets acquired and the liabilities assumed based on their estimated fair values at September 30, 1996 in accordance with APB No. 16. The table below reflects the adjustment of certain assets and liabilities to estimated fair value and the resultant goodwill. Total goodwill of approximately $7,982,000 is expected to be amortized over ten years. Total core deposit intangibles of approximately $12,300,000 is expected to be amortized over seven years.

                                                                                    ADJUSTMENTS RELATED
                                                                                      TO ACQUISITIONS
                                                                                   ---------------------
                                                                                        (DOLLARS IN
                                                                                        THOUSANDS)
Assets/liabilities
  Cash...........................................................................        $  (2,051)
  Core deposit premiums..........................................................           12,300
  Fixed assets...................................................................             (400)
  Deferred taxes created by core deposit premiums................................           (5,202)
  Shareholders' equity for option payment, net of tax............................             (959)
  Remaining unallocated purchase price (Goodwill)................................        $   7,982

    Included in the total adjustment is $400,000 in direct costs to be paid immediately prior to the Effective Time and an additional $1,500,000 liability incurred in connection with existing severance contracts and with the termination of contracts. Included in the total adjustment to Other Liabilities is a $1,500,000 reduction in income taxes currently payable to reflect the tax benefit related to the $1,500,000 liability incurred, the $400,000 fixed asset writeoff and the $1,666,000 payment made immediately prior to the Effective Time to cash out certain of the Riverside stock options (for approximately 183,000 shares) held by Riverside's employees and directors.

STATEMENT OF INCOME

    (a) Decrease in interest on Federal funds sold is due to the utilization of Federal funds sold to fund the cash portion of the purchase price. The loss in interest income is estimated to be $1,183,000 and $1,711,000 for the nine-month and 12-month period beginning January 1, 1996 and January 1, 1995, respectively.

    (b) Non-interest expense includes the amortization of core deposit intangibles and goodwill for the nine months beginning January 1, 1996 of $1,318,000 and $599,000, respectively and for the 12-month period beginning January 1, 1995 of $1,899,000 and $798,000, respectively.

    (c) Additional income tax expense is computed using a 42.3% tax rate. The tax attributes of Riverside will carry over to City National including all assets and liabilities and are recorded at amounts previously reflected, adjusted for purchase price allocations. The goodwill is not tax deductible.

                                  MEDIUM RANGE
PRO FORMA CONDENSED COMBINED BALANCE SHEET AS OF SEPTEMBER 30, 1996 (UNAUDITED)
                             (DOLLARS IN THOUSANDS)
                                     ASSETS

                                    CITY                                  PRO FORMA                              COMBINED WITH
                                  NATIONAL     VENTURA      PRO FORMA      COMBINED     RIVERSIDE    PRO FORMA     VENTURA &
                                  HISTORICAL HISTORICAL    ADJUSTMENTS   WITH VENTURA  HISTORICAL   ADJUSTMENTS    RIVERSIDE
                                  ---------  -----------  -------------  ------------  -----------  -----------  --------------
Cash and due from banks.........  $ 245,706   $  10,588     $    (582)    $  255,112    $  24,622    $  (1,666)    $  277,668
                                                                 (600)                                    (400)
Interest-bearing deposits in
  other banks...................     30,206                                   30,206                                   30,206
Federal funds sold and
  securities purchased
  under resale agreements.......     80,000      27,950       (20,889)        87,061       17,000      (20,351)        78,034
                                                                                                        (5,676)
Securities......................    853,682      56,679                      910,361       29,799                     940,160
Trading account securities......     23,026                                   23,026                                   23,026
Loans...........................  2,674,242     170,397                    2,844,639      167,014                   3,011,653
Less allowance for credit
  losses........................    128,589       4,950                      133,539        2,640                     136,179
                                  ---------  -----------  -------------  ------------  -----------  -----------  --------------
  Net loans.....................  2,545,653     165,447                    2,711,100      164,374                   2,875,474
Premises and equipment, net.....     23,364       2,110                       25,474        5,888                      31,362
Customers' acceptance
  liability.....................      3,654                                    3,654                                    3,654
Other real estate...............     17,156       2,437                       19,593        3,153                      22,746
Deferred tax asset..............     65,147       1,170        (7,149)        59,168          477       (5,202)        54,443
Goodwill........................                               10,749         10,749                    10,917         21,666
Other intangible assets.........     11,764                    14,400         28,664          387       12,300         41,351
                                                                2,500
Other assets....................     47,197       5,339          (500)        52,036        2,658         (400)        54,294
                                  ---------  -----------  -------------  ------------  -----------  -----------  --------------
  Total assets..................  $3,946,555  $ 271,720     $  (2,071)    $4,216,204    $ 248,358    $ (10,478)    $4,454,084
                                  ---------  -----------  -------------  ------------  -----------  -----------  --------------
                                  ---------  -----------  -------------  ------------  -----------  -----------  --------------

                                                          LIABILITIES
Demand deposits.................  $1,274,831  $  73,256                   $1,348,087    $  70,422                  $1,418,509
Interest bearing deposits.......  1,665,338     164,674                    1,830,012      149,003                   1,979,015
                                  ---------  -----------  -------------  ------------  -----------  -----------  --------------
  Total deposits................  2,940,169     237,930                    3,178,099      219,425                   3,397,524
Federal funds purchased and
  securities sold under
  repurchase agreements.........    203,051                                  203,051                                  203,051
Other short-term borrowings.....    328,632                                  328,632        4,073                     332,705
Long-term debt..................     34,800                                   34,800                                   34,800
Other liabilities...............     50,866       4,445         4,400         57,392        2,231        1,500         59,623
                                                               (2,319)                                  (1,500)
Acceptances outstanding.........      3,654                                    3,654                                    3,654
                                  ---------  -----------  -------------  ------------  -----------  -----------  --------------
  Total liabilities.............  3,561,172     242,375         2,081      3,805,628      225,729       --          4,031,357
                                  ---------  -----------  -------------  ------------  -----------  -----------  --------------

                                                     SHAREHOLDERS' EQUITY
Preferred Stock.................     --          --            --             --           --           --             --
Common stock....................    414,327      29,345       (23,276)       420,396       22,629      (20,298)       422,727
Treasury shares, at cost........    (28,944)                   19,125         (9,819)                    9,820              0
                                  ---------  -----------  -------------  ------------  -----------  -----------  --------------
  Total shareholders' equity....    385,383      29,345        (4,152)       410,576       22,629      (10,478)       422,727
                                  ---------  -----------  -------------  ------------  -----------  -----------  --------------
  Total liabilities and
    shareholders' equity........  $3,946,555  $ 271,720     $  (2,071)    $4,216,204    $ 248,358    $ (10,478)    $4,454,084
                                  ---------  -----------  -------------  ------------  -----------  -----------  --------------
                                  ---------  -----------  -------------  ------------  -----------  -----------  --------------

 See accompanying Notes to Unaudited Medium Range Pro Forma Condensed Combined
                                   Financial.

                                  MEDIUM RANGE
                   PRO FORMA COMBINED STATEMENT OF OPERATIONS
            FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1996 (UNAUDITED)
                (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

                                                                                                              PRO FORMA
                             CITY                                                                           COMBINED WITH
                           NATIONAL      VENTURA      PRO FORMA     PRO FORMA    RIVERSIDE     PRO FORMA      VENTURA &
                          HISTORICAL   HISTORICAL    ADJUSTMENTS    COMBINED    HISTORICAL    ADJUSTMENTS     RIVERSIDE
                          -----------  -----------  -------------  -----------  -----------  -------------  --------------
Interest income
  Interest and fees on
    loans...............   $ 165,029    $  12,374                   $ 177,403    $  10,688                    $  188,091
  Interest on federal
    funds sold and
    securities purchased
    under resale
    agreements..........       2,958        1,162     $    (871)        3,249          343     $  (1,085)          2,507
  Interest on
    securities..........      39,238        2,432                      41,670        1,658                        43,328
  Interest on trading
    account
    securities..........       1,401            0                       1,401            0                         1,401
                          -----------  -----------  -------------  -----------  -----------  -------------  --------------
        Total...........     208,626       15,968          (871)      223,723       12,689        (1,085)        235,327
                          -----------  -----------  -------------  -----------  -----------  -------------  --------------
Interest expense:
  Interest on
    deposits............      40,409        4,827                      45,236        3,800                        49,036
  Interest on federal
    funds purchased and
    securities sold
    under repurchase
    agreements..........      10,176                                   10,176                                     10,176
  Interest on other
    short-term
    borrowings..........       9,188                                    9,188           51                         9,239
  Interest on long-term
    debt................       1,439                                    1,439                                      1,439
                          -----------  -----------  -------------  -----------  -----------  -------------  --------------
        Total...........      61,212        4,827                      66,039        3,851                        69,890
                          -----------  -----------  -------------  -----------  -----------  -------------  --------------
  Net interest income...     147,414       11,141          (871)      157,684        8,838        (1,085)        165,437
  Provision for credit
    losses..............           0            0             0             0           75             0              75
                          -----------  -----------  -------------  -----------  -----------  -------------  --------------
  Net interest income
    after provision for
    credit losses.......     147,414       11,141          (871)      157,684        8,763        (1,085)        165,362
                          -----------  -----------  -------------  -----------  -----------  -------------  --------------
Noninterest income......      32,695        1,775             0        34,470        1,704                        36,174

Noninterest expense.....     104,647       13,040         2,349       120,036        6,804         2,137         128,977
                          -----------  -----------  -------------  -----------  -----------  -------------  --------------
Income before taxes.....      75,462         (124)       (3,220)       72,118        3,663        (3,222)         72,559
Income taxes
  (benefit).............      25,794         (146)       (1,021)       24,627        1,431        (1,017)         25,041
                          -----------  -----------  -------------  -----------  -----------  -------------  --------------
Net income..............   $  49,668    $      22     $  (2,199)    $  47,491    $   2,232     $  (2,205)     $   47,518
                          -----------  -----------  -------------  -----------  -----------  -------------  --------------
                          -----------  -----------  -------------  -----------  -----------  -------------  --------------
Net income per share....   $    1.10                                $    1.02                                 $     1.01
                          -----------                              -----------                              --------------
                          -----------                              -----------                              --------------
Shares (in thousands)
  used to compute Net
  Income/Share..........      44,986        1,461                      46,447          874                        47,321
                          -----------  -----------                 -----------  -----------                 --------------
                          -----------  -----------                 -----------  -----------                 --------------

 See accompanying Notes to Unaudited Medium Range Pro Forma Condensed Combined
                                   Financial.

                                  MEDIUM RANGE
                   PRO FORMA COMBINED STATEMENT OF OPERATIONS
                 FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1995
                                  (UNAUDITED)
                (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

                                                                                                                   PRO FORMA
                                  CITY                                                                           COMBINED WITH
                                NATIONAL      VENTURA      PRO FORMA     PRO FORMA    RIVERSIDE     PRO FORMA      VENTURA &
                               HISTORICAL   HISTORICAL    ADJUSTMENTS    COMBINED    HISTORICAL    ADJUSTMENTS     RIVERSIDE
                               -----------  -----------  -------------  -----------  -----------  -------------  --------------
Interest income
  Interest and fees on
    loans....................   $ 168,862    $  16,375                   $ 185,237    $  13,354                    $  198,591
  Interest on federal funds
    sold and securities
    purchased under resale
    agreements...............       7,013        1,816     $  (1,260)        7,569          572     $  (1,569)          6,572
  Interest on securities.....      39,704        2,607                      42,311        2,494                        44,805
  Interest on trading account
    securities...............       2,015            0                       2,015            0                         2,015
                               -----------  -----------  -------------  -----------  -----------  -------------  --------------
    Total....................     217,594       20,798        (1,260)      237,132       16,420        (1,569)        251,983
                               -----------  -----------  -------------  -----------  -----------  -------------  --------------
Interest expense:
  Interest on deposits.......      32,039        6,357                      38,396        4,905                        43,301
  Interest on federal funds
    purchased and securities
    sold under repurchase
    agreements...............      17,855                                   17,855            1                        17,856
  Interest on other
    short-term borrowings....       4,378            4                       4,382           82                         4,464
  Interest on long-term
    debt.....................       1,059                                    1,059                                      1,059
                               -----------  -----------  -------------  -----------  -----------  -------------  --------------
    Total....................      55,331        6,361                      61,692        4,988                        66,680
                               -----------  -----------  -------------  -----------  -----------  -------------  --------------
  Net interest income........     162,263       14,437        (1,260)      175,440       11,432        (1,569)        185,303
  Provision for credit
    losses...................           0          410             0           410          180             0             590
                               -----------  -----------  -------------  -----------  -----------  -------------  --------------
  Net interest income after
    provision for credit
    losses...................     162,263       14,027        (1,260)      175,030       11,252        (1,569)        184,713
                               -----------  -----------  -------------  -----------  -----------  -------------  --------------
Noninterest income...........      34,566        2,246                      36,812        2,870                        39,682
Noninterest expense..........     118,076       14,937         3,121       136,134       10,074         2,990         149,198
                               -----------  -----------  -------------  -----------  -----------  -------------  --------------
Income before taxes..........      78,753        1,336        (4,381)       75,708        4,048        (4,559)         75,197
Income taxes.................      29,961       (2,432)       (1,393)       26,136        1,420        (1,407)         26,149
                               -----------  -----------  -------------  -----------  -----------  -------------  --------------
Net income...................   $  48,792    $   3,768     $  (2,988)    $  49,572    $   2,628     $  (3,152)     $   49,048
                               -----------  -----------  -------------  -----------  -----------  -------------  --------------
                               -----------  -----------  -------------  -----------  -----------  -------------  --------------
Net income per share.........   $    1.06                                $    1.05                                 $     1.02
                               -----------                              -----------                              --------------
                               -----------                              -----------                              --------------
Shares (in thousands) used to
 compute Net Income/Share....      45,886        1,461                      47,347          874                        48,221
                               -----------  -----------                 -----------  -----------                 --------------
                               -----------  -----------                 -----------  -----------                 --------------

 See accompanying Notes to Unaudited Medium Range Pro Forma Condensed Combined
                                   Financial.

NOTES TO THE UNAUDITED MEDIUM RANGE PRO FORMA CONDENSED COMBINED FINANCIAL
  STATEMENTS

VENTURA

    BALANCE SHEET

    Assuming a Final City National Stock price of $17.475, the total consideration value paid to Ventura shareholders is $46,420,000, with total cash consideration of $20,889,000 and the balance in City National Stock.

    The cash payment of $20,889,000 will be paid from Federal funds sold. The number of shares to be tendered will be contingent upon the Final City National Stock Price which is the average of the City National Stock closing price in the twenty business day period ending three business days before the Effective Time. For the purpose of the Medium Range Pro Forma Financial Statements, the stock portion of the total consideration value is satisfied by the issuance of 1,461,001 shares of City National Stock held as treasury stock and recorded as a credit to shareholders' equity of $6,407,000 and to treasury shares of $19,124,000 based on the weighted average cost of the treasury shares.

    The purchase price of $47,602,000 which includes expenses of $600,000 directly attributable to the acquisition and a $582,000 payment to cash out existing unexercised stock options is allocated to the assets acquired and the liabilities assumed based on their estimated fair values at September 30, 1996 in accordance with APB No. 16. The table below reflects the adjustment of certain assets and liabilities to estimated fair value and the resultant goodwill. Total goodwill of approximately $10,749,000 is expected to be amortized over ten years. Total core deposit intangibles of $14,400,000 is expected to be amortized over seven years.

                                                    ADJUSTMENTS
                                                      RELATED
                                                         TO
                                                    ACQUISITIONS
                                                    ------------
                                                    (DOLLARS IN
                                                    THOUSANDS)
Assets/liabilities
  Cash............................................  $ (1,182    )
  Core deposit intangibles........................    14,400
  Servicing rights for SBA loans..................     2,500
  Fixed assets....................................      (500    )
  Deferred taxes created by core deposit
    intangibles and servicing rights for SBA
    loans.........................................    (7,149    )
  Other liabilities...............................     2,081
  Shareholders' equity for option payment, net of
    tax...........................................      (338    )
  Remaining unallocated purchase price
    (Goodwill)....................................  $ 10,749

    Included in the total adjustment is $600,000 in direct costs to be paid immediately prior to the Effective Time and an additional $4,400,000 liability incurred in connection with the termination of contracts and leases and existing severance contracts. Included in the total adjustment to Other Liabilities is a $2,319,000 reduction in income taxes currently payable to reflect the tax benefit related to the $4,400,000 liability incurred, the $500,000 in fixed asset writeoffs and the $582,000 payment made immediately prior to the Effective Time to cash out unexercised stock options held by Ventura's employees and directors.

STATEMENT OF INCOME

    (a) Decrease in interest on Federal funds sold is due to the utilization of Federal funds sold to fund the cash portion of the purchase price. The loss in interest income is estimated to be $871,000 and $1,260,000 for the nine-month and 12-month period beginning January 1, 1996 and January 1, 1995, respectively.

    (b) Non-interest expense includes the amortization of core deposits intangibles and goodwill for the nine months beginning January 1, 1996 of $1,543,000 and $806,000 respectively and for the 12-month period beginning January 1, 1995 of $2,046,000 and $1,075,000 respectively.

    (c) Additional income tax expense is computed using a 42.3% tax rate. The tax attributes of Ventura will carry over to City National including all assets and liabilities and are recorded at amounts previously reflected, adjusted for purchase price allocations. The goodwill is not tax deductible.

    (d) The pro forma combined net income per common share data are based on (i) combined historical income of Ventura and City National assuming the Merger is accounted for as a purchase and (ii) pro forma combined equivalent of the Ventura Stock converted (as adjusted for an exchange ratio of .2878 of a share of City National Common Stock for each share of Ventura Stock) and City National Stock as of September 30, 1996 and December 31, 1995.

RIVERSIDE

    BALANCE SHEET

    Assuming a Final City National Stock Price of $17.475, the total consideration value paid to the existing Riverside shareholders is $39,137,000, with total cash consideration of $20,351,000 and the balance in City National Stock.

    The cash payment of $20,351,000 will be paid from Federal funds sold. The number of shares to be tendered will be contingent upon the Final City National Stock Price which is the average of the City National common stock closing price in the twenty day period ending three business days before the Effective Time. For the purpose of the Low Range Pro Forma Financial Statements, the stock portion of the total consideration value is comprised of the issuance of the remaining 750,199 shares of City National Stock held as treasury stock as of September 30, 1996 and the purchase of an additional 324,809 shares of City National Stock on the open market for issuance shareholders. The issuance of the treasury stock is recorded as a credit to shareholders' equity of $3,290,000 and a credit to treasury stock of 9,820,000 based on the weighted average cost of the treasury shares. The purchase of additional treasury shares is assumed to be at $17.475, and is assumed to be funded from liquidation of Federal funds sold.

    The purchase price of $41,203,000 which includes expenses of $400,000 directly attributable to the acquisition and a $1,666,000 payment to cash out existing unexercised stock options is allocated to the assets acquired and the liabilities assumed based on their estimated fair values at September 30, 1996 in accordance with APB No. 16. The table below reflects the adjustment of certain assets and liabilities to estimated fair value and the resultant goodwill. Total goodwill of approximately $10,917,000 is expected to be amortized over ten years. Total core deposit intangibles of approximately $12,300,000 is expected to be amortized over seven years.

                                                    ADJUSTMENTS
                                                      RELATED
                                                         TO
                                                    ACQUISITIONS
                                                    ------------
                                                    (DOLLARS IN
                                                    THOUSANDS)
Assets/liabilities
  Cash............................................  $ (2,051    )
  Core deposit premiums...........................    12,300
  Fixed assets....................................      (400    )
  Deferred taxes created by core deposit
    premiums......................................    (5,202    )
  Shareholders' equity for option payment, net of
    tax...........................................      (959    )
  Remaining unallocated purchase price
    (Goodwill)....................................  $ 10,917

    Included in the total adjustment $400,000 in direct costs to be paid immediately prior to the Effective Time and an additional $1,500,000 liability incurred in connection with existing severance contracts and with the termination of contracts. Included in the total adjustment to Other Liabilities is a $1,500,000 reduction in income taxes currently payable to reflect the tax benefit related to the $1,500,000 liability incurred, the $400,000 fixed asset writeoff and the $1,666,000 payment made immediately prior to the

Effective Time to cash out certain of the Riverside stock options (for approximately 183,000 shares) held by Riverside's employees and directors.

STATEMENT OF INCOME

    (a) Decrease in interest on Federal funds sold is due to the utilization of Federal funds sold to fund the cash portion of the purchase price. The loss in interest income is estimated to be $1,085,000 and $1,569,000 for the nine-month and 12-month period beginning January 1, 1996 and January 1, 1995, respectively.

    (b) Non-interest expense includes the amortization of core deposit intangibles and goodwill for the nine months beginning January 1, 1996 of $1,318,000 and $819,000, respectively and for the 12-month period beginning January 1, 1995 of $1,899,000 and $1,091,000, respectively.

    (c) Additional income tax expense is computed using a 42.3% tax rate. The tax attributes of Riverside will carry over to City National including all assets and liabilities and are recorded at amounts previously reflected, adjusted for purchase price allocations. The goodwill is not tax deductible.

                                   HIGH RANGE
PRO FORMA CONDENSED COMBINED BALANCE SHEET AS OF SEPTEMBER 30, 1996 (UNAUDITED)
                             (DOLLARS IN THOUSANDS)
                                     ASSETS

                                                        CITY                                   PRO FORMA
                                                      NATIONAL      VENTURA      PRO FORMA      COMBINED     RIVERSIDE
                                                     HISTORICAL    HISTORICAL   ADJUSTMENTS   WITH VENTURA   HISTORICAL
                                                    ------------  ------------  ------------  ------------  ------------
Cash and due from banks...........................  $    245,706  $    10,588   $      (582 ) $   255,112   $    24,622
                                                                                       (600 )
Interest-bearing deposits in other banks..........        30,206                                   30,206
Federal funds sold and securities purchased under
  resale agreements...............................        80,000       27,950       (20,889 )      87,061        17,000
Securities........................................       853,682       56,679                     910,361        29,799
Trading account securities........................        23,026                                   23,026
Loans.............................................     2,674,242      170,397                   2,844,639       167,014
Less allowance for credit losses..................       128,589        4,950                     133,539         2,640
                                                    ------------  ------------  ------------  ------------  ------------
    Net loans.....................................     2,545,653      165,447                   2,711,100       164,374
Premises and equipment, net.......................        23,364        2,110                      25,474         5,888
Customers' acceptance liability...................         3,654                                    3,654
Other real estate.................................        17,156        2,437                      19,593         3,153
Deferred tax asset................................        65,147        1,170        (7,149 )      59,168           477
Goodwill..........................................                                   10,749        10,749
Other intangible assets...........................        11,764                     14,400        28,664           387
                                                                                      2,500
Other assets......................................        47,197        5,339          (500 )      52,036         2,658
                                                    ------------  ------------  ------------  ------------  ------------
    Total assets..................................  $  3,946,555  $   271,720   $    (2,071 ) $ 4,216,204   $   248,358
                                                    ------------  ------------  ------------  ------------  ------------
                                                    ------------  ------------  ------------  ------------  ------------

                                                      LIABILITIES
Demand deposits...................................  $  1,274,831  $    73,256                 $ 1,348,087   $    70,422
Interest bearing deposits.........................     1,665,338      164,674                   1,830,012       149,003
                                                    ------------  ------------                ------------  ------------
    Total deposits................................     2,940,169      237,930                   3,178,099       219,425
Federal funds purchased and securities sold under
  repurchase agreements...........................       203,051                                  203,051
Other short-term borrowings.......................       328,632                                  328,632         4,073
Long-term debt....................................        34,800                                   34,800
Other liabilities.................................        50,866        4,445   $     4,400        57,392         2,231
                                                                                     (2,319 )
Acceptances outstanding...........................         3,654                                    3,654
                                                    ------------  ------------  ------------  ------------  ------------
    Total liabilities.............................     3,561,172      242,375         2,081     3,805,628       225,729
                                                    ------------  ------------  ------------  ------------  ------------

                                                  SHAREHOLDERS' EQUITY
Preferred Stock...................................       --           --            --            --            --
Common stock......................................       414,327       29,345       (21,649 )     422,023        22,629
Treasury shares, at cost..........................       (28,944)                    17,497       (11,447 )
                                                    ------------  ------------  ------------  ------------  ------------
    Total shareholders' equity....................       385,383       29,345        (4,152 )     410,576        22,629
                                                    ------------  ------------  ------------  ------------  ------------
    Total liabilities and shareholders' equity....  $  3,946,555  $   271,720   $    (2,071 ) $ 4,216,204   $   248,358
                                                    ------------  ------------  ------------  ------------  ------------
                                                    ------------  ------------  ------------  ------------  ------------

                                                                    COMBINED
                                                     PRO FORMA    WITH VENTURA
                                                    ADJUSTMENTS   & RIVERSIDE
                                                    ------------  ------------
Cash and due from banks...........................  $    (1,666 ) $  277,668
                                                           (400 )
Interest-bearing deposits in other banks..........                    30,206
Federal funds sold and securities purchased under
  resale agreements...............................      (20,351 )     81,977
                                                         (1,733 )
Securities........................................                   940,160
Trading account securities........................                    23,026
Loans.............................................                 3,011,653
Less allowance for credit losses..................                   136,179
                                                    ------------  ------------
    Net loans.....................................                 2,875,474
Premises and equipment, net.......................                    31,362
Customers' acceptance liability...................                     3,654
Other real estate.................................                    22,746
Deferred tax asset................................       (5,202 )     54,443
Goodwill..........................................       10,917       21,666
Other intangible assets...........................       12,300       41,351

Other assets......................................         (400 )     54,294
                                                    ------------  ------------
    Total assets..................................  $    (6,535 ) $4,458,027
                                                    ------------  ------------
                                                    ------------  ------------

Demand deposits...................................                $1,418,509
Interest bearing deposits.........................                 1,979,015
                                                                  ------------
    Total deposits................................                 3,397,524
Federal funds purchased and securities sold under
  repurchase agreements...........................                   203,051
Other short-term borrowings.......................                   332,705
Long-term debt....................................                    34,800
Other liabilities.................................  $     1,500       59,623
                                                         (1,500 )
Acceptances outstanding...........................                     3,654
                                                    ------------  ------------
    Total liabilities.............................      --         4,031,357
                                                    ------------  ------------

Preferred Stock...................................      --            --
Common stock......................................      (17,982 )    426,670
Treasury shares, at cost..........................       11,447            0
                                                    ------------  ------------
    Total shareholders' equity....................       (6,535 )    426,670
                                                    ------------  ------------
    Total liabilities and shareholders' equity....  $    (6,535 ) $4,458,027
                                                    ------------  ------------
                                                    ------------  ------------

  See accompanying Notes to Unaudited High Range Pro Forma Condensed Combined
                                   Financial.

                                   HIGH RANGE
                   PRO FORMA COMBINED STATEMENT OF OPERATIONS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1996
                                  (UNAUDITED)
                (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

                                                        CITY
                                                      NATIONAL      VENTURA      PRO FORMA     PRO FORMA     RIVERSIDE
                                                     HISTORICAL    HISTORICAL   ADJUSTMENTS     COMBINED     HISTORICAL
                                                    ------------  ------------  ------------  ------------  ------------
INTEREST INCOME
  Interest and fees on loans......................  $   165,029   $    12,374                 $   177,403   $    10,688
  Interest on federal funds sold and securities
    purchased under resale agreements.............        2,958         1,162   $     (871  )       3,249           343
  Interest on securities..........................       39,238         2,432                      41,670         1,658
  Interest on trading account securities..........        1,401             0                       1,401             0
                                                    ------------  ------------  ------------  ------------  ------------
    Total.........................................      208,626        15,968         (871  )     223,723        12,689
                                                    ------------  ------------  ------------  ------------  ------------
INTEREST EXPENSE:
  Interest on deposits............................       40,409         4,827                      45,236         3,800
  Interest on federal funds purchased and
    securities sold under repurchase agreements...       10,176                                    10,176
  Interest on other short-term borrowings.........        9,188                                     9,188            51
  Interest on long-term debt......................        1,439                                     1,439
                                                    ------------  ------------  ------------  ------------  ------------
    Total.........................................       61,212         4,827                      66,039         3,851
                                                    ------------  ------------  ------------  ------------  ------------
  Net interest income.............................      147,414        11,141         (871  )     157,684         8,838
  Provision for credit losses.....................            0             0            0              0            75
                                                    ------------  ------------  ------------  ------------  ------------
  Net interest income after provision for credit
    losses........................................      147,414        11,141         (871  )     157,684         8,763
                                                    ------------  ------------  ------------  ------------  ------------
Noninterest income................................       32,695         1,775            0         34,470         1,704
Noninterest expense...............................      104,647        13,040        2,349        120,036         6,804
                                                    ------------  ------------  ------------  ------------  ------------
Income before taxes...............................       75,462          (124 )     (3,220  )      72,118         3,663
Income taxes benefit..............................       25,794          (146 )     (1,021  )      24,627         1,431
                                                    ------------  ------------  ------------  ------------  ------------
Net income........................................  $    49,668   $        22   $   (2,199  ) $    47,491   $     2,232
                                                    ------------  ------------  ------------  ------------  ------------
                                                    ------------  ------------  ------------  ------------  ------------
Net income per share..............................  $      1.10                               $      1.03
                                                    ------------                              ------------
                                                    ------------                              ------------
Shares (in thousands) used to compute Net
  Income/Share....................................       44,986         1,337                      46,323           985
                                                    ------------  ------------                ------------  ------------
                                                    ------------  ------------                ------------  ------------

                                                                   PRO FORMA
                                                                    COMBINED
                                                     PRO FORMA    WITH VENTURA
                                                    ADJUSTMENTS   & RIVERSIDE
                                                    ------------  ------------
INTEREST INCOME
  Interest and fees on loans......................                $  188,091
  Interest on federal funds sold and securities
    purchased under resale agreements.............  $     (921  )      2,671
  Interest on securities..........................                    43,328
  Interest on trading account securities..........                     1,401
                                                    ------------  ------------
    Total.........................................        (921  )    235,491
                                                    ------------  ------------
INTEREST EXPENSE:
  Interest on deposits............................                    49,036
  Interest on federal funds purchased and
    securities sold under repurchase agreements...                    10,176
  Interest on other short-term borrowings.........                     9,239
  Interest on long-term debt......................                     1,439
                                                    ------------  ------------
    Total.........................................                    69,890
                                                    ------------  ------------
  Net interest income.............................        (921  )    165,601
  Provision for credit losses.....................           0            75
                                                    ------------  ------------
  Net interest income after provision for credit
    losses........................................        (921  )    165,526
                                                    ------------  ------------
Noninterest income................................                    36,174
Noninterest expense...............................       2,137       128,977
                                                    ------------  ------------
Income before taxes...............................      (3,058  )     72,723
Income taxes benefit..............................        (947  )     25,111
                                                    ------------  ------------
Net income........................................  $   (2,111  ) $   47,612
                                                    ------------  ------------
                                                    ------------  ------------
Net income per share..............................                $     1.01
                                                                  ------------
                                                                  ------------
Shares (in thousands) used to compute Net
  Income/Share....................................                    47,308
                                                                  ------------
                                                                  ------------

  See accompanying Notes to Unaudited High Range Pro Forma Condensed Combined
                                   Financial.

                                   HIGH RANGE
                   PRO FORMA COMBINED STATEMENT OF OPERATIONS
                 FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1995
                                  (UNAUDITED)
                (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

                                                        CITY
                                                      NATIONAL      VENTURA      PRO FORMA     PRO FORMA     RIVERSIDE
                                                     HISTORICAL    HISTORICAL   ADJUSTMENTS     COMBINED     HISTORICAL
                                                    ------------  ------------  ------------  ------------  ------------
INTEREST INCOME
  Interest and fees on loans......................  $   168,862   $    16,375                 $   185,237   $    13,354
  Interest on federal funds sold and securities
    purchased under resale agreements.............        7,013         1,816   $   (1,260  )       7,569           572
  Interest on securities..........................       39,704         2,607                      42,311         2,494
  Interest on trading account securities..........        2,015             0                       2,015             0
                                                    ------------  ------------  ------------  ------------  ------------
    Total.........................................      217,594        20,798       (1,260  )     237,132        16,420
                                                    ------------  ------------  ------------  ------------  ------------
INTEREST EXPENSE:
  Interest on deposits............................       32,039         6,357                      38,396         4,905
  Interest on federal funds purchased and
    securities sold under repurchase agreements...       17,855                                    17,855             1
  Interest on other short-term borrowings.........        4,378             4                       4,382            82
  Interest on long-term debt......................        1,059                                     1,059
                                                    ------------  ------------  ------------  ------------  ------------
    Total.........................................       55,331         6,361                      61,692         4,988
                                                    ------------  ------------  ------------  ------------  ------------
  Net interest income.............................      162,263        14,437       (1,260  )     175,440        11,432
  Provision for credit losses.....................            0           410            0            410           180
                                                    ------------  ------------  ------------  ------------  ------------
  Net interest income after provision for credit
    losses........................................      162,263        14,027       (1,260  )     175,030        11,252
                                                    ------------  ------------  ------------  ------------  ------------
Noninterest income................................       34,566         2,246                      36,812         2,870
Noninterest expense...............................      118,076        14,937        3,121        136,134        10,074
                                                    ------------  ------------  ------------  ------------  ------------
Income before taxes...............................       78,753         1,336       (4,380  )      75,708         4,048
Income taxes......................................       29,961        (2,432 )     (1,393  )      26,136         1,420
                                                    ------------  ------------  ------------  ------------  ------------
Net income........................................  $    48,792   $     3,768   $   (2,987  ) $    49,572   $     2,628
                                                    ------------  ------------  ------------  ------------  ------------
                                                    ------------  ------------  ------------  ------------  ------------
Net income per share..............................  $      1.06                               $      1.05
                                                    ------------                              ------------
                                                    ------------                              ------------
Shares (in thousands) used to compute Net
  Income/Share....................................       45,886         1,337                      47,223           985
                                                    ------------  ------------                ------------  ------------
                                                    ------------  ------------                ------------  ------------

                                                                   PRO FORMA
                                                                    COMBINED
                                                     PRO FORMA    WITH VENTURA
                                                    ADJUSTMENTS   & RIVERSIDE
                                                    ------------  ------------
INTEREST INCOME
  Interest and fees on loans......................                $  198,591
  Interest on federal funds sold and securities
    purchased under resale agreements.............  $   (1,332  )      6,809
  Interest on securities..........................                    44,805
  Interest on trading account securities..........                     2,015
                                                    ------------  ------------
    Total.........................................      (1,332  )    252,220
                                                    ------------  ------------
INTEREST EXPENSE:
  Interest on deposits............................                    43,301
  Interest on federal funds purchased and
    securities sold under repurchase agreements...                    17,856
  Interest on other short-term borrowings.........                     4,464
  Interest on long-term debt......................                     1,059
                                                    ------------  ------------
    Total.........................................                    66,680
                                                    ------------  ------------
  Net interest income.............................      (1,332  )    185,540
  Provision for credit losses.....................           0           590
                                                    ------------  ------------
  Net interest income after provision for credit
    losses........................................      (1,332  )    184,950
                                                    ------------  ------------
Noninterest income................................                    39,682
Noninterest expense...............................       2,990       149,198
                                                    ------------  ------------
Income before taxes...............................      (4,322  )     75,434
Income taxes......................................      (1,307  )     26,249
                                                    ------------  ------------
Net income........................................  $   (3,015  ) $   49,185
                                                    ------------  ------------
                                                    ------------  ------------
Net income per share..............................                $     1.02
                                                                  ------------
                                                                  ------------
Shares (in thousands) used to compute Net
  Income/Share....................................                    48,208
                                                                  ------------
                                                                  ------------

  See accompanying Notes to Unaudited High Range Pro Forma Condensed Combined
                                   Financial.

NOTES TO THE UNAUDITED HIGH RANGE PRO FORMA CONDENSED COMBINED FINANCIAL
  STATEMENTS

VENTURA

    BALANCE SHEET

    Assuming a Final City National Stock price of $19.10, the total consideration value paid to existing Ventura shareholders is $46,420,000, with total cash consideration of $20,889,000 and the balance in City National Stock.

    The cash payment of $20,889,000 will be paid from Federal funds sold. The number of shares to be tendered will be contingent upon the Final City National Stock Price which is the average of the City National Stock closing price in the twenty business day period ending three business days before the Effective Time. For the purpose of the High Range Pro Forma Financial Statements, the stock portion of the total consideration value is satisfied by the issuance of 1,336,702 shares of City National Stock held as treasury stock and recorded as a credit to shareholders' equity of $8,034,000 and to treasury shares of $17,497,000 based on the weighted average cost of the treasury shares.

    The purchase price of $47,602,000 which includes expenses of $600,000 directly attributable to the acquisition and a $582,000 payment to cash out existing unexercised stock options is allocated to the assets acquired and the liabilities assumed based on their estimated fair values at September 30, 1996 in accordance with APB No. 16. The table below reflects the adjustment of certain assets and liabilities to estimated fair value and the resultant goodwill. Total goodwill of approximately $10,749,000 is expected to be amortized over ten years. Total core deposit intangibles of $14,400,000 is expected to be amortized over seven years.

                                                                          ADJUSTMENTS RELATED
                                                                            TO ACQUISITIONS
                                                                         ---------------------
                                                                              (DOLLARS IN
                                                                              THOUSANDS)
Assets/liabilities
  Cash.................................................................        $  (1,182)
  Core deposit intangibles.............................................           14,400
  Servicing rights for SBA loans.......................................            2,500
  Fixed assets.........................................................             (500)
  Deferred taxes created by core deposit intangibles and servicing
    rights for SBA loans...............................................           (7,149)
  Other liabilities....................................................            2,081
  Shareholders' equity for option payment, net of tax..................             (338)
  Remaining unallocated purchase price (Goodwill)......................        $  10,749

    Included in the total adjustment is $600,000 in direct costs to be paid immediately prior to the Effective Time and an additional $4,400,000 liability incurred in connection with the termination of contracts and leases and existing severance contracts. Included in the total adjustment to Other Liabilities is a $2,319,000 reduction in income taxes currently payable to reflect the tax benefit related to the $4,400,000 liability incurred, the $500,000 in fixed asset writeoffs and the $582,000 payment made immediately prior to the Effective Time to cash out unexercised stock options held by Ventura's employees and directors.

STATEMENT OF INCOME

    (a) Decrease in interest on Federal funds sold is due to the utilization of Federal funds sold to fund the cash portion of the purchase price. The loss in interest income is estimated to be $871,000 and $1,260,000 for the nine-month and 12-month period beginning January 1, 1996 and January 1, 1995, respectively.

    (b) Non-interest expense includes the amortization of core deposit intangibles and goodwill for the nine months beginning January 1, 1996 of $1,543,000 and $806,000 respectively and for the 12-month period beginning January 1, 1995 of $2,046,000 and $1,075,000 respectively.

    (c) Additional income tax expense is computed using a 42.3% tax rate. The tax attributes of Ventura will carry over to City National including all assets and liabilities and are recorded at amounts previously reflected, adjusted for purchase price allocations. The goodwill is not tax deductible.

    (d) The pro forma combined net income per common share data are based on (i) combined historical income of Ventura and City National assuming the Merger is accounted for as a purchase and (ii) pro forma combined equivalent of the Ventura Stock converted (as adjusted for an exchange ratio of .2634 of a share of City National Stock for each share of Ventura Stock) and City National Stock as of September 30, 1996 and December 31, 1995.

RIVERSIDE

    BALANCE SHEET

    Assuming a Final City National Stock Price of $19.50, the total consideration value paid to existing Riverside shareholders is $39,137,000, with total cash consideration of $20,351,000 and the balance in City National Stock.

    The cash payment of $20,351,000 will be paid from Federal funds sold. The number of shares to be tendered will be contingent upon the Final City National Stock Price which is the average of the City National Stock closing price in the twenty day period ending three business days before the Effective Time. For the purpose of the Low Range Pro Forma Financial Statements, the stock portion of the total consideration value is comprised of the issuance of the remaining 874,498 shares of City National Stock held as treasury stock as of September 30, 1996 and the purchase of an additional 88,874 shares of City National Stock on the open market for issuance to Riverside shareholders. The issuance of the treasury stock is recorded as a credit to shareholders' equity of $5,606,000 and a credit to treasury stock of $11,447,000 based on the weighted average cost of the treasury shares. The purchase of additional treasury shares is assumed to be at $19.50, and is assumed to be funded from liquidation of Federal funds sold.

    The purchase price of $41,203,000 which includes expenses of $400,000 directly attributable to the acquisition and a $1,666,000 payment to cash out existing unexercised stock options is allocated to the assets acquired and the liabilities assumed based on their estimated fair values at September 30, 1996 in accordance with APB No. 16. The table below reflects the adjustment of certain assets and liabilities to estimated fair value and the resultant goodwill. Total goodwill of approximately $10,917,000 is expected to be amortized over ten years. Total core deposit intangibles of approximately $12,300,000 is expected to be amortized over seven years.

                                                                          ADJUSTMENTS RELATED
                                                                                  TO
                                                                             ACQUISITIONS
                                                                         ---------------------
                                                                              (DOLLARS IN
                                                                              THOUSANDS)
Assets/liabilities.....................................................
  Cash.................................................................        $  (2,051)
  Core deposit premiums................................................           12,300
  Fixed assets.........................................................             (400)
  Deferred taxes created by core deposit premiums......................           (5,202)
  Shareholders' equity for option payment, net of tax..................             (959)
  Remaining unallocated purchase price (Goodwill)......................        $  10,917

    Included in the total adjustment is $400,000 in direct costs to be paid immediately prior to the Effective Time and an additional $1,500,000 liability incurred in connection with existing severance contracts and with the termination of contracts. Included in the total adjustment to Other Liabilities is a

$1,500,000 reduction in income taxes currently payable to reflect the tax benefit related to the $1,500,000 liability incurred, the $400,000 fixed asset writeoff and the $1,666,000 payment made immediately prior to the Effective Time to cash out certain of the Riverside stock options (for approximately 183,000 shares) held by Riverside's employees and directors.

STATEMENT OF INCOME

    (a) Decrease in interest on Federal funds sold is due to the utilization of Federal funds sold to fund the cash portion of the purchase price. The loss in interest income is estimated to be $921,000 and $1,332,000 for the nine-month and 12-month period beginning January 1, 1996 and January 1, 1995, respectively.

    (b) Non-interest expense includes the amortization of core deposit intangibles and goodwill for the nine months beginning January 1, 1996 of $1,318,000 and $819,000, respectively and for the 12-month period beginning January 1, 1995 of $1,899,000 and $1,091,000, respectively.

    (c) Additional income tax expense is computed using a 42.3% tax rate. The tax attributes of Riverside will carry over to City National including all assets and liabilities and are recorded at amounts previously reflected, adjusted for purchase price allocations. The goodwill is not tax deductible.

                                  INTRODUCTION

GENERAL

    This Proxy Statement/Prospectus is being furnished to the holders of Ventura Stock in connection with the solicitation of proxies by the Board of Directors of Ventura for use at the Special Meeting of Ventura shareholders to be held at
the offices of Ventura, 500 Esplanade Drive, Oxnard, California, on January   ,
1997, at         .m., Pacific Standard Time, and at any adjournments or
postponements thereof.

    At the Special Meeting, the shareholders of record of Ventura Stock as of the close of business on November 25, 1996, will consider and vote upon a proposal to approve the Merger Agreement pursuant to which Ventura will merge with and into City National and the Merger. Upon consummation of the Merger, each outstanding share of Ventura Stock (other than Dissenting Common Stock and Cancelled Shares (each as hereinafter defined)) will be converted into the right to receive, at the election of the holder thereof either: (1) shares of City National Stock calculated as described herein; (2) $5.03 in cash; or (3) a combination of City National Stock and cash, calculated as described herein. See "THE SPECIAL MEETING" and "THE MERGER--Consideration Payable Upon Consummation of the Merger." The City National Board of Directors has approved the issuance of the shares of City National Stock to be issued upon consummation of the Merger. Approval of the shareholders of City National is not required for the issuance of the shares of City National Stock.

    This Proxy Statement/Prospectus also constitutes a prospectus of City National in respect of the shares of City National Stock to be issued in connection with the Merger.

PARTIES TO THE MERGER

    CITY NATIONAL. City National is a bank holding company which conducts a commercial banking business through its wholly owned subsidiary, City National Bank. City National Bank, which was founded in 1953, conducts business in Southern California and operates 21 banking offices in Los Angeles County, one in Orange County and one in San Diego County. As of September 30, 1996, City National and City National Bank had total assets of approximately $3.9 billion, total deposits of approximately $2.9 billion and shareholders' equity of approximately $385.4 million.

    City National Bank primarily serves middle-market companies, professional and business borrowers and associated individuals with commercial banking and fiduciary needs.

    City National's executive offices are located at 400 North Roxbury Drive, Beverly Hills, California 90210, and its telephone number is (310) 888-6000. City National is a Delaware corporation. Additional information about City National and City National Bank is included in documents incorporated by reference into this Proxy Statement/Prospectus. See "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE."

    VENTURA. Ventura is a registered bank holding company conducting business through its two subsidiary banks, Ventura Bank and Frontier Bank. As of September 30, 1996, Ventura had total consolidated assets of $271.7 million, total consolidated deposits of $237.9 million and total consolidated shareholders' equity of $29.3 million.

    Ventura Bank and Frontier Bank are both national banking associations operating in Southern California. Ventura Bank conducts its banking operations through four branch offices located in Ventura County, California, approximately 60 miles northwest of downtown Los Angeles. Ventura Bank's headquarters are located in Oxnard, California, and its branch offices are located in Oxnard, Ventura, Camarillo and Westlake Village. Frontier Bank is based in La Palma in northwestern Orange County and has a branch office in Wilmington in southern Los Angeles County. Ventura Bank and Frontier Bank provide commercial banking services to small to medium sized businesses, professional firms and individuals in their market areas.

    The principal executive offices of Ventura are located at 500 Esplanade Drive, Oxnard, California 93030, and its telephone number at that address is
(805) 981-2780.

RIVERSIDE MERGER

    City National and City National Bank are also parties to the Riverside Agreement, which contemplates the merger of Riverside with and into City National Bank (the "Riverside Merger"). City National Bank will be the surviving national bank in the Riverside Merger. The directors and officers of City National Bank immediately prior to the Riverside Merger will be the directors and officers, respectively, of the surviving national bank following the Riverside Merger.

    As a result of the Riverside Merger, holders of Riverside common stock will receive City National Stock and/or cash. The precise amount of City National Stock to be received by Riverside shareholders depends on the Riverside Exchange Ratio, calculated in accordance with the Riverside Agreement. However, the total amount of City National Stock to be issued to Riverside shareholders in the aggregate will be no less than 48%, and no greater than 60%, of the total consideration paid in the Riverside Merger, as calculated pursuant to the Riverside Agreement. See "PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION."

    The consummation of the Riverside Merger is subject to a number of conditions, including regulatory approval and the approval of Riverside's shareholders. Subject to the satisfaction of such conditions, the Riverside Merger and the Merger are expected to be consummated within several weeks of each other. While it is currently expected that the Merger is likely to be consummated prior to the Riverside Merger, there is a possibility that the Riverside Merger will be the first of the two transactions to close.

MARKETS AND MARKET PRICES

    The City National Stock is listed on the NYSE under the symbol "CYN" and the Ventura Stock is quoted in the Nasdaq National Market System under the symbol "VCNB." The following table sets forth the high and low closing price per share of City National Stock, as reported on the NYSE Composite Tape, and the high and low sales price per share of Ventura Stock, as reported on the Nasdaq National Market System for each of the 11 fiscal quarters ended September 30, 1996.

                                                   CITY NATIONAL STOCK      VENTURA STOCK
QUARTER ENDED                                        HIGH        LOW       HIGH        LOW
-------------------------------------------------  ---------  ---------  ---------  ---------
1994
  March 31.......................................  $    9.25  $    7.13  $  2.38    $   1.88
  June 30........................................      11.75       8.00     3.25        1.75
  September 30...................................      12.13       9.88     3.13        2.75
  December 31....................................      11.63       8.25     2.94        2.00

1995
  March 31.......................................      12.38      10.00     2.38        2.13
  June 30........................................      11.75       9.75     2.50        2.25
  September 30...................................      15.38      11.25     4.13        2.38
  December 31....................................      14.25      12.63     4.00        3.38

1996
  March 31.......................................      14.13      12.63     3.875       3.44
  June 30........................................      16.50      13.13     4.0625      3.50
  September 30...................................      19.00      14.63     4.75        3.125

The closing price per share of City National Stock, as reported on the NYSE Composite Tape, and the bid and asked price per share of Ventura Stock, as reported on the Nasdaq National Market System as of

September 13, 1996, the last trading day before the day on which City National
and Ventura executed the Merger Agreement, and December   , 1996 were as
follows:

                                                                                   VENTURA STOCK
                                                           CITY NATIONAL STOCK     BID       ASKED
                                                           -------------------  ---------  ---------
September 13, 1996.......................................       $   17.25       $    3.75  $    3.50
December   , 1996........................................

    Following the Merger, the Ventura Stock will no longer exist and, as a result, will no longer be quoted on Nasdaq. The shares of City National Stock issued in connection with the Merger will be listed on the NYSE.

                              THE SPECIAL MEETING

RECORD DATE

    The Ventura Board of Directors has fixed the close of business on November 25, 1996 as the Record Date for the determination of shareholders entitled to notice of, and to vote at, the Special Meeting. Accordingly, only holders of record of shares of Ventura Stock on the Record Date will be entitled to vote at
the Special Meeting. As of the Record Date, there were         shares of Ventura
Stock outstanding held by approximately         shareholders of record.

PROXIES

    When a proxy card is returned, properly signed and dated, the shares represented thereby will be voted in accordance with the instructions on the proxy card. If a shareholder does not attend the Special Meeting and if a shareholder does not return the signed proxy card, such holder's shares will not be voted and this will have the effect of a vote "AGAINST" the approval of the Merger Agreement and the Merger. Shareholders are urged to mark the box on the proxy card to indicate how their shares are to be voted. If a shareholder returns a signed proxy card but does not indicate how the shares represented by the proxy card are to be voted, such shares will be voted "FOR" approval of the Merger Agreement and the Merger. The proxy card also confers discretionary authority on the proxyholder to vote the shares represented thereby on any other matter that is properly presented for action at the Special Meeting. A shareholder who has given a proxy may revoke it at any time prior to its exercise at the Special Meeting by delivering an instrument of revocation to the Secretary of Ventura, by duly executing and submitting a proxy card bearing a later date, or by appearing at the Special Meeting and voting in person. However, the mere presence at the Special Meeting of the shareholder who has given a proxy will not revoke such proxy. In addition, brokers who hold shares of Ventura Stock as nominees will not have discretionary authority to vote such shares in connection with the proposal to approve the principal terms of the Merger Agreement in the absence of instructions from the beneficial owners.

    Proxies will be solicited through the use of the mails. In addition, certain directors, officers and employees of Ventura may solicit proxies (for no additional compensation) by personal interview, telephone, telegram or similar means of communication. Ventura has retained the services of Georgeson & Company, Inc. to assist in soliciting proxies for stockholders and brokers, banks and other institutions, nominees and fiduciaries for a fee estimated at $6,000.

QUORUM

    The presence, either in person or by properly executed proxies, of the holders of a majority of the outstanding shares of Ventura Stock is necessary to constitute a quorum at the Special Meeting. Abstentions will be counted for purposes of establishing a quorum and broker non-votes will not be counted for purposes of establishing a quorum.

VOTE REQUIRED

    Ventura shareholders are entitled to one vote at the Special Meeting for each share of Ventura Stock held of record by them on the Record Date. The proposal concerning the approval of the principal terms of the Merger Agreement and the Merger requires the affirmative vote of the holders of a majority of the outstanding shares of Ventura Stock. Abstentions and broker non-votes will have the same effect as a vote "AGAINST" the proposal, except for purposes of entitlement to dissenters' rights. See "DISSENTERS' RIGHTS".

    As of the Record Date, directors, executive officers and affiliates of such directors and executive officers of Ventura beneficially owned an aggregate of 1,242,710 shares of Ventura Stock (not including shares issuable upon exercise of stock options) or approximately 14.27% of the shares outstanding as of the Record Date. All of Ventura's directors have agreed to vote their approximately
    shares (approximately    %) in favor of the Merger Agreement and the Merger.
See "CERTAIN RELATED AGREEMENTS--Shareholders' Agreement."

    As of the Record Date, City National beneficially owned     shares of
Ventura Stock.

SHAREHOLDINGS OF CERTAIN BENEFICIAL OWNERS AND VENTURA'S MANAGEMENT

    Management of Ventura knows of no person, other than Basswood Partners, L.P., Matthew Lindenbaum and Bennett Lindenbaum, who owns, beneficially or of record, either individually or as a group, 5 percent or more of the outstanding shares of Ventura Stock. The following table sets forth, as of the Record Date, the number and percentage of shares of outstanding Ventura Stock beneficially owned, directly or indirectly, by each of Ventura's directors and executive officers, principal shareholders, and by the directors and officers of Ventura as a group. In general, beneficial ownership includes shares over which the director, principal shareholder or officer has sole or shared voting or investment power and shares which such person has the right to acquire within 60 days of the Record Date.

    Unless otherwise indicated, the persons listed below have sole voting and investment powers of the shares beneficially owned.

                                                                AMOUNT AND NATURE OF    PERCENT
BENEFICIAL OWNER                                                BENEFICIAL OWNERSHIP   OF CLASS
--------------------------------------------------------------  --------------------  -----------
DIRECTORS AND MANAGEMENT:
Michael Antin.................................................             82,616          *
Ralph R. Bennett..............................................            109,634(1)        1.18
Richard S. Cupp...............................................             76,822(2)       *
James M. Davis................................................             14,777          *
Bart M. Hackley, Jr...........................................             25,908(3)       *
W. E. Hartman.................................................            398,744(4)        4.32
James B. Hussey...............................................            125,147(5)        1.36
Kathleen L. Kellogg...........................................             14,853(6)       *
Richard A. Lagomarsino........................................             95,496           1.03
Simone Lagomarsino............................................              9,375(7)       *
Carl W. Raggio................................................             13,816(8)       *
Zella A. Rushing..............................................              8,356          *
Raymond E. Swift..............................................            354,186(9)        3.84

Total for Directors and Executive Officers (numbering 13).....          1,329,910(10)      14.27

PRINCIPAL SHAREHOLDERS:
Basswood Partners L.P., Matthew Lindenbaum and Bennett
  Lindenbaum..................................................            573,497(11)       6.21

------------------------
*Less than 1%

(1) Shared voting and investment power as to 102,144 shares.

(2) Includes 6,334 shares allocated to Mr. Cupp's account under the 401(k)/ESOP as of the Record Date. Also includes 66,020 shares acquirable by the exercise of stock options. Mr. Cupp's option agreement contains antidilution provisions pursuant to which the number of shares of Ventura Stock that are issuable upon the exercise of such option would be increased in the event Ventura issues additional shares.

(3) Shared voting and investment power as to 4,497 shares.

(4) Shared voting and investment power as to 148,430 shares.

(5) Shared voting and investment power as to 56,434 shares.

(6) Includes 5,453 shares allocated to Ms. Kellogg's account under the 401(k)/ESOP. Also includes 9,000 shares acquirable by the exercise of stock options.

(7) Includes 2,930 shares allocated to Ms. Lagomarsino's account under the 401(k)/ESOP. Also includes 5,000 shares acquirable by the exercise of stock options.

(8) Includes 6,816 shares allocated to Mr. Raggio's account under the 401(k)/ESOP. Also includes 7,000 shares acquirable by the exercise of stock options.

(9) Shared voting and investment power as to 115,799 shares.

(10) Includes 87,020 shares acquirable by the exercise of stock options and 21,533 shares allocated under the 401(k)/ESOP.

(11) Based on a Schedule 13D, dated August 2, 1995. Basswood Partners, L.P. ("Basswood") is a Delaware limited partnership and Matthew Lindenbaum and Bennett Lindenbaum are the sole principals of Basswood Management, Inc., Basswood's general partner. Basswood's principal office is at 52 Forest Avenue, Paramus, NJ 07652. Basswood is the general partner of Basswood Financial Partners, L.P. and advises several managed accounts.

    Each of Ventura's directors has agreed to vote in favor of adoption of the Merger Agreement. See "CERTAIN RELATED AGREEMENTS--Shareholders' Agreement."

                                   THE MERGER

    The following information, insofar as it relates to matters contained in the Merger Agreement, is qualified in its entirety by reference to the Merger Agreement, which is incorporated herein by reference and attached hereto as Appendix A. Ventura shareholders are urged to read the Merger Agreement carefully.

BACKGROUND OF AND REASONS FOR THE MERGER

    During the 1990s, Ventura experienced significant declines in earnings and increases in nonperforming assets which resulted in Ventura and its subsidiary banks becoming subject to supervisory agreements with their respective federal regulators. In response, in September 1993, new management brought in by the Ventura Board of Directors developed and began to implement a plan to address the major concerns confronting Ventura Bank and Frontier Bank and restore core profitability, consisting of (1) improving management, (2) reducing nonperforming and classified assets, (3) improving asset quality, (4) reducing other expenses, (5) improving liquidity and (6) increasing capital ratios.

    In connection with those efforts, from 1993 through 1996, the Board of Directors and executive officers of Ventura met at various times to consider strategic alternatives available to Ventura and to implement a program to improve the earnings of Ventura and enhance the value of the shareholders' investment in Ventura. In 1994, Ventura retained Sandler O'Neill to act as financial advisor with respect to capital augmentation, acquisition and disposition strategies. The Ventura Board of Directors considered, among other things, the sale of either or both subsidiary banks, as well as Ventura as a whole. During the period from May 1994 through April 1995, Ventura was approached by several banking institutions concerning a possible acquisition of Ventura as a whole and Ventura Bank or Frontier Bank separately. In July 1994, Ventura entered into a letter of intent with another financial institution for the acquisition of Frontier Bank which was subsequently terminated. Except for the letter of intent with respect to Frontier Bank, no understandings or agreements were reached with any other institutions.

    In late 1994, the Ventura Board of Directors determined that the interests of the Ventura shareholders would be best served by a plan focusing on continuing to build Ventura's core business of generating and maintaining profitable banking relationships with small and medium sized businesses, professional firms and individuals in its market areas. In that regard, in May 1995, Ventura undertook a rights offering to shareholders and standby purchasers in which $6.5 million in gross proceeds was raised.

    Subsequent to the rights offering, the Ventura Board of Directors continued to review the strategic alternatives available to Ventura, which included the acquisition by Ventura of other banking institutions. In February 1996, Ventura entered into an engagement letter with Sandler O'Neill to act as its financial advisor with respect to strategic planning and merger and acquisition strategies. On March 13, 1996, Frank P. Pekny, City National's Executive Vice President and Treasurer/Chief Financial Officer contacted Richard S. Cupp, Ventura's Chief Executive Officer regarding the potential acquisition of Ventura. Thereafter, Sandler O'Neill and Ventura's management and Capital Committee identified a number of potential acquisition partners, including City National. Each of the prospective institutions was asked to sign a confidentiality agreement. The institutions contacted were all California-based financial institutions.

    On April 30, 1996, the Capital Committee met to discuss the contacts with the potential acquisition partners, City National's indication of interest in Ventura and the alternatives available to Ventura. The Committee authorized Sandler O'Neill to proceed with discussions with City National. During May and June 1996, representatives of Sandler O'Neill met with representatives of City National to discuss a possible combination of Ventura and City National. Pursuant to the confidentiality agreement, during the period between June 1996 and August 1996, Ventura provided City National with documentation and information for due diligence purposes.

    On July 9, 1996, James Hussey, Ventura's Chairman. and Mr. Cupp, met with Mr. Pekny and Heng W. Chen, City National Bank's Senior Vice President-Finance/Controller, along with Thomas Killian of Sandler O'Neill to discuss a pro forma analysis of the companies. Mr. Pekny and Mr. Chen informed City National's senior management of the results of these meetings and on July 12, City National authorized Mr. Pekny to proceed with discussions. Between July 12, 1996 and July 25, 1996, discussions continued. At that time, it was determined that City National would complete its due diligence review before moving forward with further discussions. During August 1996, City National continued its off-site due diligence review of Ventura, Ventura Bank and Frontier Bank. On August 24, 1996, Mr. Cupp and Mr. Pekny met to discuss pricing issues. On August 28, 1996, Messrs. Hussey, Cupp, Pekny, Chen and Killian met to further discuss the proposal, and reached preliminary agreement on a number of issues. On August 30 and 31, 1996, City National conducted on-site diligence reviews and discussions with management of Ventura Bank and Frontier Bank.

    On September 4 and 5, 1996, representatives of Sandler O'Neill conducted a due diligence review of City National, including discussions with management. From September 8 to 15, 1996, representatives of Ventura and City National met and had numerous telephone conversations to negotiate the final terms of the Merger Agreement, the Option Agreement and the Shareholders' Agreement. See "CERTAIN RELATED AGREEMENTS--Shareholders' Agreement" and "CERTAIN RELATED AGREEMENTS--Option Agreement" below.

    On September 15, 1996, the Board of Directors of Ventura met to consider the proposal submitted by City National. Following presentations from management of Ventura and Ventura's financial and legal advisors, the Board of Directors of Ventura approved the terms of City National's proposal and the Merger pursuant to the Merger Agreement. The Merger Agreement, Option Agreement and Shareholders' Agreement were executed on September 15, 1996.

    In evaluating the proposed Merger with City National, the Board of Directors of Ventura considered a variety of factors, reviewed information relating to City National and Ventura and received reports from and presentations by its officers, financial advisors and legal counsel. Among the factors considered by the Board of Directors were the fact that the value of the consideration to be paid in the Merger represents a premium over the current market price of Ventura Stock; the value and form of the consideration to be paid in the Merger compared with prices paid in acquisitions of the other banks and bank holding companies; the book value and earnings per share of Ventura; the results of operations and prospects of Ventura and City National; alternatives to an acquisition of Ventura, including the advisability of continuing to operate Ventura as an independent entity; the opinion of Sandler O'Neill, confirmed in a letter to the Board of Directors, that the consideration to be received in the Merger is fair from a financial point of view to shareholders of Ventura (see "Opinion of Financial Advisor to Ventura," below); the tax consequences of the transaction to shareholders of Ventura; and the value of City National Stock as an investment, including the fact that it pays a dividend and offers the Ventura shareholders the opportunity to participate in the future performance of a larger financial institution than Ventura. The Ventura Board concluded, in light of these factors and other factors it considered appropriate, that the Merger is in the best interests of Ventura and its shareholders.

RECOMMENDATION OF THE VENTURA BOARD OF DIRECTORS

THE VENTURA BOARD OF DIRECTORS HAS UNANIMOUSLY CONCLUDED THAT THE MERGER IS IN THE BEST INTERESTS OF VENTURA AND ITS SHAREHOLDERS. THE BOARD OF DIRECTORS OF VENTURA HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT, THE MERGER AND THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT AND UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE TO APPROVE THE MERGER AGREEMENT AND THE MERGER.

OPINION OF FINANCIAL ADVISOR TO VENTURA

    The following information was provided by Sandler O'Neill.

    Pursuant to a letter agreement dated as of February 9, 1996, (the "Sandler O'Neill Agreement"), Ventura retained Sandler O'Neill as an independent financial advisor in connection with strategic planning and merger and acquisition transactions. Sandler O'Neill is a nationally recognized investment banking firm whose principal business specialty is banks and savings institutions and is regularly engaged in the valuation of such businesses and their securities in connection with mergers and acquisitions and other corporate transactions.

    Pursuant to the terms of the Sandler O'Neill Agreement, Sandler O'Neill acted as financial advisor to Ventura in connection with the Merger. In connection therewith, at the September 15, 1996 meeting at which Ventura's Board approved and adopted the Merger Agreement, Sandler O'Neill delivered a written opinion to Ventura's Board that, as of such date, the consideration to be received by the holders of shares of Ventura Common Stock pursuant to the Merger Agreement was fair, from a financial point of view, to such shareholders. THE
SEPTEMBER 15, 1996 WRITTEN OPINION WAS CONFIRMED ON DECEMBER   , 1996 (AS
CONFIRMED, THE "FAIRNESS OPINION"). THE FULL TEXT OF THE FAIRNESS OPINION, WHICH SETS FORTH THE PROCEDURES FOLLOWED, ASSUMPTIONS MADE, MATTERS CONSIDERED AND QUALIFICATIONS AND LIMITATIONS ON THE REVIEW UNDERTAKEN, IS ATTACHED AS APPENDIX E TO THIS PROXY STATEMENT AND IS INCORPORATED HEREIN BY REFERENCE. THE DESCRIPTION OF SUCH OPINION SET FORTH HEREIN IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO APPENDIX E. HOLDERS OF VENTURA STOCK ARE URGED TO READ THE FAIRNESS OPINION IN ITS ENTIRETY IN CONNECTION WITH THEIR CONSIDERATION OF THE PROPOSED MERGER. SANDLER O'NEILL'S FAIRNESS OPINION SHOULD NOT BE CONSTRUED BY THE HOLDERS OF SHARES OF VENTURA STOCK AS A RECOMMENDATION AS TO HOW THEY SHOULD VOTE AT THE SPECIAL MEETING.

    In connection with rendering the Fairness Opinion, Sandler O'Neill performed a variety of financial analyses. The following is a summary of such analyses, but does not purport to be a complete description of Sandler O'Neill's analysis. The preparation of a fairness opinion is a complex process involving subjective judgements and is not necessarily susceptible to a partial analysis or summary description. Sandler O'Neill believes that its analyses must be considered as a whole and that selecting portions of such analyses and the factors considered therein, without considering all factors and analyses, could create an incomplete view of the analyses and processes underlying the Fairness Opinion. In performing its analyses, Sandler O'Neill made numerous assumptions with respect to industry performance, business and economic conditions and various other matters, many of which cannot be predicted and are beyond the control of Ventura, City National and Sandler O'Neill. Any estimates contained in Sandler O'Neill's analyses are not necessarily indicative of future results or values, which may be significantly more or less favorable than such estimates. Estimates on the values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold. Because such estimates are inherently subject to uncertainty, none of Ventura, City National nor Sandler O'Neill assumes responsibility for their accuracy.

    STOCK TRADING HISTORY. Sandler O'Neill examined the history of the trading prices and the volume of Ventura Stock and City National Stock, and the relationship between the movements in the prices of the Ventura Stock and City National Stock, respectively, to movements in certain stock indices, including the

Standard & Poor's 500 Index, the NASDAQ Banking Index and a composite group of publicly traded commercial banks in geographic proximity and of similar asset size.

    ANALYSIS OF SELECTED PUBLICLY TRADED COMPANIES. In preparing its presentation, Sandler O'Neill used publicly available information to compare selected financial and market trading information, including book value, tangible book value, earnings, asset quality ratios, loan loss reserve levels, profitability and capital adequacy, for Ventura and certain other institutions. The 16 publicly-traded regional California commercial banks (the "Regional Group") to which Sandler O'Neill compared Ventura were: California State Bank, Far East National Bank, Pacific Bank, N.A., SC Bancorp, Foothill Independent Bancorp, Eldorado Bancorp, SierraWest Bancorp, Bank of Commerce, SJNB Financial Corp, Cupertino National Bancorp, FP Bancorp, Inc., Riverside National Bank, Capital Corp of the West, Orange National Bancorp, SDNB Financial Corp and California Community Bancshares. Sandler O'Neill also compared Ventura to a group of 15 publicly-traded commercial banks which were considered to be highly-valued (the "Highly Valued Group") by investors because their price to tangible-book-value ratio was greater than 185%. The institutions which made-up the Highly Valued Group were: Bank of Granite Corporation, ABC Bancorp, 1st United Bancorp, Aspen Bancshares, First State Corporation, Franklin Bancorporation, Inc., Summit Bancshares, Inc., S.Y. Bancorp, Inc., Sun Bancorp, Inc., Centennial Bancorp, American Bancorp of Nevada, SJNB Financial Corp., New Iberia Bancorp, Inc., Cascade Bancorp and First Patriot Bankshares Corp. The analysis compared publicly available year-end financial information as of and for the years ending December 31, 1991 through December 31, 1995, and for the six months ended June 30, 1996. The following comparisons are based upon the June 30, 1996 financial information. The data described below with respect to the Regional Group and the Highly Valued Group consists of the median data for such groups.

    The total assets of Ventura were approximately $274 million, compared to approximately $276 million for the Regional Group and approximately $354 million for the Highly Valued Group. The annual growth rate of assets for Ventura was positive 9.00%, compared to a positive growth rate of approximately 19.5% for the Regional Group and approximately 19% for the Highly Valued Group. The total equity of Ventura was approximately $28 million, compared to approximately $28 million for the Regional Group and approximately $29 million for the Highly Valued Group. The tangible equity to total assets ratio was 10.39% for Ventura, compared to approximately 8.72% for the Regional Group and approximately 9.12% for the Highly Valued Group. The net loans to assets ratio for Ventura was approximately 59.46%, compared to approximately 62% for the Regional Group and approximately 63% for the Highly Valued Group. The cash and securities to total assets ratio was approximately 37% for Ventura, compared to approximately 29% for the Regional Group and approximately 29% for the Highly Valued Group. Total deposits were approximately $243 million for Ventura, compared to approximately $238 million for the Regional Group and approximately $300 million for the Highly Valued Group. Ventura had a gross loans to total deposits ratio of approximately 69.81%, compared to approximately 73% for the Regional Group and approximately 81% for the Highly Valued Group. The total borrowings to total asset ratio for Ventura was 0%, compared to approximately 1% for the Regional Group and approximately 6% for the Highly Valued Group. The ratio of non-performing loans to total assets for Ventura was 0.88%, compared to approximately 0.88% for the Regional Group and approximately 0.20% for the Highly Valued Group. The ratio of non-performing assets to total assets for Ventura was 1.97%, compared to approximately 1.75% for the Regional Group and approximately 0.25% for the Highly Valued Group. The ratio of loan loss reserves to non-performing loans for Ventura was 209.36%, compared to approximately 130% for the Regional Group and approximately 415% for the Highly Valued Group. The net interest margin of Ventura was 6.10%, compared to approximately 6.18% for the Regional Group and 5.8% for the Highly Valued Group. The ratio of non-interest income to average assets for Ventura was 0.91%, compared to approximately 1.04% for the Regional Group and approximately 0.85% for the Highly Valued Group. The ratio of non-interest expense to average assets was 5.70% for Ventura, compared to approximately 5.10% for the Regional Group and approximately 3.70% for the Highly Valued Group. The efficiency ratio of Ventura was 85.35%, compared to approximately 76% for the Regional Group and approximately 58% for the

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Highly Valued Group. The overhead ratio of Ventura was 82.95%, compared to approximately 68% for the Regional Group and approximately 51% for the Highly Valued Group. The return on average assets for Ventura was 0.93%, compared to approximately 0.95% for the Regional Group and approximately 1.50% for the Highly Valued Group. The return on average equity for Ventura was 8.96%, compared to approximately 11% for the Regional Group and approximately 16% for the Highly Valued Group. The price to tangible book value for Ventura was 113.6%, compared to approximately 131% for the Regional Group and approximately 213% for the Highly Valued Group. The price to earnings per share multiple for Ventura was 11.3x, compared to 13.2x for the Regional Group and 13.7x for the Highly Valued Group.

    Sandler O'Neill also used publicly available information to perform a similar comparison of selected financial and market trading information for City National and certain other institutions. The 5 publicly-traded commercial banks (the "Regional Bank Group") to which Sandler O'Neill compared City National were: Bank of the West, Imperial Bancorp, Silicon Valley Bancshares, Sumitomo Bank of California, and Westamerica Bancorporation. Sandler O'Neill also compared City National to a group of 9 publicly-traded commercial banks which were considered to be highly-valued (the "Highly Valued Bank Group" ) by investors because their price to tangible book value was greater than 180% of which City National was included. The companies in Highly Valued Group were:
Associated Banc-Corp., Colonial BancGroup, Inc., Commerce Bancorp, Inc., First Michigan Bank Corp, Mark Twain Bancshares, Inc., National Commerce Bancorp., North Fork Bancorporation, United Carolina Bancshares, and Westamerica Bancorporation. The analysis compared publicly available year end financial information as of and for the years ending December 31, 1990, through December 31, 1995, and for the quarter ended June 30, 1996. The following comparisons are based upon the June 30, 1996 financial information. The data described below with respect to the Regional Bank Group and the Highly Valued Bank Group consists of the median data for such groups.

    The total assets of City National were approximately $3.9 billion, compared to $3.4 billion for the Regional Bank Group and $3.9 billion, for the Highly Valued Bank Group. The annual growth rate of assets for City National was positive 36.88%, compared to a positive growth rate of approximately 18% for the Regional Bank Group and approximately 13% for the Highly Valued Bank Group. The total equity of City National was approximately $368 million, compared to approximately $316 million for the Regional Bank Group and approximately $284 million for the Highly Valued Bank Group. The tangible equity to total assets ratio was 9.27% for City National, compared to approximately 8.9% for the Regional Bank Group and approximately 7.7% for the Highly Valued Bank Group. The net loans to total assets ratio for City National was approximately 62.7%, compared to approximately 61% for the Regional Bank Group and approximately 66% for the Highly Valued Bank Group. The cash and securities to total assets ratio was approximately 33% for City National, compared to approximately 35% for the Regional Bank Group and approximately 31% for the Highly Valued Bank Group. Total deposits were approximately $2.9 billion for City National, compared to approximately $2.7 billion for the Regional Bank Group and approximately $2.9 billion for the Highly Valued Bank Group. City National had a gross loans to total deposits ratio of approximately 89%, compared to approximately 77% for the Regional Bank Group and approximately 82% for the Highly Valued Bank Group. The total borrowings to total assets ratio for City National was approximately 15%, compared to approximately 6% for the Regional Bank Group and approximately 10% for the Highly Valued Bank Group. The total non-performing loans to total assets ratio for City National was 1.30%, compared to approximately 1.20% for the Regional Bank Group and approximately 0.35% for the Highly Valued Bank Group. The non-performing assets to total assets ratio for City National was 1.70%, compared to approximately 1.50% for the Regional Bank Group and approximately 0.50% for the Highly Valued Bank Group. The ratio of loan loss reserves to non-performing loans for City National was 255%, compared to approximately 220% for the Regional Bank Group and approximately 335% for the Highly Valued Bank Group. The ratio of loan loss reserves to non-performing assets for City National was 194%, compared to approximately 170% for the Regional Bank Group and approximately 240% for the Highly Valued Bank Group. The net interest margin of City National was 5.99%, compared to approximately 5.70% for the Regional Bank Group and approximately 4.70% for the Highly Valued Bank Group.

The ratio of non-interest income to average assets for City National was 1.16%, compared to approximately 0.90% for the Regional Bank Group and approximately 1.21% for the Highly Valued Bank Group. The ratio of non-interest expense to average assets was 3.78% for City National, compared to approximately 3.45% for the Regional Bank Group and approximately 3.25% for the Highly Valued Bank Group. The efficiency ratio of City National was 56.77%, compared to approximately 56% for the Regional Bank Group and approximately 57% for the Highly Valued Bank Group. The overhead ratio of City National was 47.65%, compared to approximately 47% for the Regional Bank Group and approximately 45% for the Highly Valued Bank Group. The return on average assets for City National was 1.75%, compared to approximately 1.52% for the Regional Bank Group and approximately 1.42% for the Highly Valued Bank Group. The return on average equity for City National was 16.17%, compared to approximately 16.18% for the Regional Bank Group and approximately 16.18% for the Highly Valued Bank Group. The price to tangible book value for City National was 212.41%, compared to approximately 195% for the Regional Bank Group and approximately 214% for the Highly Valued Bank Group. The price to earnings per share multiple for City National was 13.47x, compared to approximately 11.3x for the Regional Bank Group and approximately 13.1x for the Highly Valued Bank Group.

    ANALYSIS OF SELECTED MERGER TRANSACTIONS. Sandler O'Neill reviewed 7 transactions announced from January 1, 1996 to September 6, 1996 involving California commercial banks as targets with transaction values over $15 million and less than $100 million ("1996 California Transactions"), 14 transactions announced from January 1, 1995 to September 6, 1996 involving California commercial banks as targets with transaction values over $15 million, and less than $100 million ("1995-96 California Transactions"), and 19 transactions announced from January 1, 1996 to September 6, 1996 involving commercial banks nationwide as targets with equity/assets of 10% or greater ("Highly Capitalized Transactions"). Sandler O'Neill reviewed the ratios of price to earnings, price to book value, price to tangible book value, price to deposits, price to assets, and deposit premium paid in each such transaction and computed high, low, mean, and median ratios and premiums for the respective groups of transactions. Based upon the median multiples for 1996 California Transactions, Sandler O'Neill derived an imputed range of values per share of Ventura Stock of $3.29 to $4.93. Based upon the median multiples for 1995-96 California Transactions, Sandler O'Neill derived an imputed range of values per share of Ventura Stock of $2.63 to $4.78. Based upon the median multiples for Highly Capitalized Transactions, Sandler O'Neill derived an imputed range of values per share of Ventura Stock of $2.45 to $6.74.

    DISCOUNTED DIVIDEND STREAM AND TERMINAL VALUE ANALYSIS. Sandler O'Neill also performed an analysis which estimated the future stream of after-tax dividend flows of Ventura through 2000 under various circumstances, assuming Ventura performed in accordance with the earnings forecasts of its management and certain variations thereof (including variation with respect to the growth rate of assets, net interest spread, non-interest income, non-interest expense and dividend payout ratio). To approximate the terminal value of Ventura Stock at the end of the five-year period, Sandler O'Neill applied price to earnings multiples ranging from 8x to 17x and applied multiples of book value ranging from 120.0% to 210.0%. The dividend income streams and terminal values were then discounted to present values using different discount rates (ranging from 9.0% to 14.0%) chosen to reflect different assumptions regarding required rates of return of holders of prospective buyers of Ventura Stock. This analysis, assuming the current dividend payout ratio, indicated an imputed range of values per share of Ventura Stock between $3.04 and $7.89 when applying the price to earnings multiples, and an imputed range of values per share of Ventura Stock between $3.51 and $7.51 when applying multiples of book value. In connection with its analysis, Sandler O'Neill extensively used sensitivity analyses to illustrate the effects changes in the underlying assumptions would have on the resulting present value, and discussed these changes with Ventura's Board of Directors.

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
    In addition, Sandler O'Neill performed an analysis which estimated the future stream of after-tax dividend flows of City National on a pro-forma basis, assuming consummation of the Merger (the "Combined Company") through 2001 under various circumstances, assuming (i) the operations of the Combined Company attributable to Ventura performed in accordance with the earnings forecasts of Ventura's management and certain variations thereof, as described in the previous paragraph; (ii) the operations of the Combined Company attributable to City National performed in accordance with certain publicly available earnings forecasts prepared by financial analysts and certain variations thereof (including variation with respect to the growth rate of assets, net interest spread, non-interest income, non-interest expense and dividend payout ratio); and (iii) the Combined Company realized cost savings equal to 40% of Ventura's projected non-interest expenses. To approximate the terminal value of the Combined Company's common stock at the end of the five-year period, Sandler O'Neill applied price to earnings multiples ranging from 13.5x to 16.2x, and applied multiples of book value ranging from 210% to 220.0%. The dividend income streams and terminal values were then discounted to present value using a discount rate of 13.5%. This analysis, assuming the current dividend payout ratio, indicated an imputed range of values of the shares of City National Stock to be received in the Merger of approximately $15.37 to $21.16 when applying the price to earnings multiples, and an imputed range of values of the shares of City National Stock to be issued in the Merger of approximately $16.00 to $21.30 when applying multiples of book value. In connection with its analysis, Sandler O'Neill extensively used sensitivity analyses to illustrate the effects changes in the underlying assumptions would have on the resulting present value, and discussed these changes with Ventura's Board of Directors.

    In connection with rendering the Fairness Opinion, Sandler O'Neill reviewed, among other things: (i) the Merger Agreement and exhibits thereto; (ii) the Stock Option Agreement dated as of September 15, 1996 by and between City National and Ventura; (iii) a draft of this Proxy Statement/Prospectus; (iv) City National's audited consolidated financial statements and management's discussion and analysis of the condition and results of operations contained in its annual report to shareholders for the year ended December 31, 1995, and six months ended June 30, 1996; (v) Ventura's audited consolidated financial statements and management's discussion and analysis of the financial condition and results of operations contained in its annual report to shareholders for the year ended December 31, 1995, and six months ended June 30, 1996; (vi) certain financial analyses and forecasts of Ventura prepared by and reviewed with management of Ventura and the views of senior management of Ventura regarding Ventura's past and current business operations, results thereof, financial condition and future prospects; (vii) certain financial analyses and forecasts of City National prepared by and reviewed with management of City National and the views of senior management of City National regarding City National's past and current business operations, results thereof, financial condition and future prospects; (viii) the pro forma impact of the Merger on City National; (ix) the historical reported price and trading activity for City National Stock and Ventura Stock, including a comparison of certain financial and stock market information for City National and Ventura with similar information for certain other companies the securities of which are publicly traded; (x) the financial terms of recent business combinations in the savings institution and banking industries; (xi) the current market environment generally and the banking environment in particular; and (xii) such other information, financial studies, analyses and investigations and financial, economic and market criteria as Sandler O'Neill considered relevant, including Ventura's recent history of inconsistent profitability and uncertain level of future profitability.

    In performing its review, Sandler O'Neill assumed and relied upon, without independent verification, the accuracy and completeness of all the financial information, analyses and other information reviewed by and discussed with it (relying, where relevant, on the analyses and estimates of City National and Ventura), and Sandler O'Neill did not make an independent evaluation or appraisal of the, specific assets, the collateral securing assets or the liabilities of City National or Ventura or any of their subsidiaries, or the collectibility of any such assets. With respect to the financial projections reviewed with each company's management, Sandler O'Neill assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the respective managements of the respective future financial performances of City National and Ventura and that such performances will be achieved. Sandler O'Neill also assumed the following: (i) that there has been no material change in City National's or Ventura's assets, financial condition, results of operations, business or prospects since the date of the last financial statements noted above; (ii) that the Merger will be treated as a tax-deferred reorganization with respect to any City National Stock received by shareholders of Ventura in exchange for their shares of Ventura Stock; and (iii) that City National will remain as a going concern for all periods relevant to Sandler O'Neill's analyses and that the conditions precedent in the Merger Agreement are not waived.

    Under the Sandler O'Neill Agreement, Ventura will pay Sandler O'Neill a transaction fee in connection with the Merger, a substantial portion of which is contingent upon the consummation of the Merger. Under the terms of the Sandler O'Neill Agreement, Ventura will pay Sandler O'Neill a transaction fee equal to 1.0% of the aggregate purchase price paid in the transaction, or approximately $470,000, of which 25% was paid on the date of execution of the Merger Agreement and 75% is payable on the day of closing of the transaction. Ventura has also paid Sandler O'Neill a fee of $50,000 for rendering the Fairness Opinion. Ventura has also agreed to reimburse Sandler O'Neill for its reasonable out-of-pocket expenses incurred in connection with its engagement and to indemnify Sandler O'Neill and its affiliates and their respective partners, directors, officers, employees, agents, and controlling persons against certain expenses and liabilities, including liabilities under securities laws. Principals of Sandler O'Neill owned approximately 525,000 shares of Ventura Stock as of the Record Date.

EFFECT OF THE MERGER

    THE MERGER. At the Effective Time, Ventura will merge with and into City National. City National will be the surviving corporation. At the Effective Time, the City National Certificate and the City National By-laws as in effect immediately prior thereto will be the Certificate of Incorporation and By-laws of the surviving corporation. In addition, the directors and officers of City National immediately prior to the Effective Time will continue as the directors and officers of the surviving corporation.

    THE BANK MERGERS. City National intends to cause Ventura Bank and Frontier Bank to merge with and into City National Bank immediately following the Merger.

CONSIDERATION PAYABLE UPON CONSUMMATION OF THE MERGER

    CONVERSION OF VENTURA STOCK. In the aggregate, 55% of the shares of Ventura Stock issued and outstanding immediately prior to the Effective Time (other than Dissenting Shares and Cancelled Shares) will be converted into the right to receive City National Stock and 45% of such shares of Ventura Stock will be converted into the right to receive cash. Holders of Ventura Stock will have the opportunity to indicate their preference for receiving a different proportion of cash and City National Stock in the Merger, and may indicate a preference for receiving all cash or all City National Stock. Such Elections will be honored to the extent possible; provided, that in the aggregate 55% of Ventura shares will receive City National Stock and 45% of Ventura shares will receive cash.

    Each such share of Ventura Stock will, by virtue of the Merger, be converted into the right to receive either:

        (1) a fraction of a share of City National Stock equal to the quotient (such quotient, the "Exchange Ratio") of (A) $5.03, divided by (B) the average of the daily closing prices of a share of City National Stock on the NYSE as reported in the WALL STREET JOURNAL for the twenty consecutive trading days ending on the third trading day immediately prior to the Effective Time (such average, the "Final City National Stock Price"); provided, however, that if the Final City National Stock Price is more than $19.10, the Exchange Ratio will be based upon a Final City National Stock Price of $19.10 and, accordingly, will be fixed at 0.2634, and if the Final City National Stock Price is less than $15.65, the Exchange Ratio will be based upon a Final City National Stock Price of $15.65 and, accordingly, will be fixed at 0.3214;

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
        (2) cash in the amount of $5.03; or

        (3) a combination of City National Stock (at the rate of the Exchange Ratio for a whole share of Ventura Stock) and cash (at the rate of $5.03 for a whole share of Ventura Stock).

    At the Effective Time, Cancelled Shares, shall be cancelled, retired and shall cease to exist, and no exchange or payment shall be made with respect to such Cancelled Shares.

    ELECTION AND PRORATION PROCEDURE. A form of transmittal letter ("Letter of Transmittal") will be mailed at least thirty-five days prior to the anticipated Effective Time or on such other date as Ventura and City National mutually agree ("Mailing Date") to each holder of record of Ventura Stock as of five business days prior to the Mailing Date. Each Letter of Transmittal will permit the holder to elect (an "Election") to receive either (1) City National Stock with respect to all of such holder's Ventura Stock (a "Stock Election"), or (2) cash with respect to all of such holder's Ventura Stock (a "Cash Election"), or (3) a combination of shares of City National Stock and cash in the proportions specified on the Letter of Transmittal (a "Combination Election").

    Any Ventura Stock (other than Dissenting Shares) with respect to which IBJ Schroder Bank & Trust Company (the "Exchange Agent") does not receive an effective, properly completed Letter of Transmittal prior to the Election Deadline (as hereinafter defined) will be deemed to be "Undesignated Shares."

    An Election will be properly made and effective only if the Exchange Agent actually receives a properly completed Letter of Transmittal by 5:00 P.M. on or
before January   , 1997, unless extended to a later date by the mutual agreement of the parties (the "Election Deadline"). A Letter of Transmittal will be deemed properly completed only if an Election is indicated for each share of Ventura Stock covered by such Letter of Transmittal and if accompanied by one or more certificates (or customary affidavits and indemnity regarding the loss or destruction of such certificates or the guaranteed delivery of such certificates, each as set forth in the Letter of Transmittal) representing all shares of Ventura Stock covered by such Letter of Transmittal, together with duly executed transmittal materials included in or required by the Letter of Transmittal.

    An Election may be revoked or changed at any time prior to the Election Deadline. In the event an Election is revoked prior to the Election Deadline, the related shares of Ventura Stock will automatically become Undesignated Shares unless and until a new Election is properly made with respect to such shares on or before the Election Deadline.

    In the event that the aggregate number of shares of Ventura Stock as to which Stock Elections and Combination Elections for Ventura Stock have been effectively made exceeds the Stock Amount, then (1) all Undesignated Shares and Dissenting Shares will be deemed to have made Cash Elections and (2) each holder of Ventura Stock who made an effective Stock Election or Combination Election for City National Stock will be entitled to a prorated number of shares of City National Stock and a prorated amount of cash such that approximately the Stock Amount is converted into shares of City National Stock.

    Correspondingly, in the event that the aggregate number of shares of Ventura Stock as to which Stock Elections and Combination Elections for Ventura Stock have effectively been made is less than the Stock Amount, then the Exchange Agent will select by lot such number of holders of Undesignated Shares to receive City National Stock as will be necessary so that the number of shares for which a Stock Election and Combination Election for City National Stock has been made or is deemed to have been made with respect to such Undesignated Shares will be approximately equal to the Stock Amount. In the event that all Undesignated Shares plus all shares as to which Stock Elections and Combination Elections for Ventura Stock have been made are less than the Stock Amount, then each holder of Ventura Stock who made an effective Cash Election or Combination Election for cash will be entitled to a prorated amount of cash and a prorated number of shares of City National Stock such that approximately the Stock Amount is converted into shares of City National Stock.

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
    HOLDERS OF VENTURA STOCK ARE UNLIKELY TO RECEIVE THE PRECISE PROPORTION OF CITY NATIONAL STOCK AND/OR CASH INDICATED BY SUCH HOLDER'S ELECTION.

    For a more complete discussion of the foregoing proration procedure see
Section 2.3 of the Merger Agreement.

    For a discussion of the rights of dissenting shareholders of Ventura, see "DISSENTERS' RIGHTS."

    NO FRACTIONAL SHARES. Notwithstanding the foregoing, each holder of shares of Ventura Stock exchanged pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of City National Stock (after taking into account all certificates delivered by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to such fractional part of a share of City National Stock multiplied by the Final City National Stock Price. No holder will be entitled to dividends, voting rights or any other rights as a stockholder in respect of any fractional share of City National Stock.

EFFECTIVE TIME

    The Effective Time of the Merger will be the date the certificate of merger is filed in accordance with Sections 251 and 252 of the Delaware General Corporation Law (the "Delaware Code"). On or about the Effective Time, (1) an executed counterpart of such certificate of merger or (2) a copy of the Merger Agreement, with an officer's certificate conforming to Section 1103 of the California Code of each of City National and Ventura, and in either case, a tax clearance certificate from the California Franchise Tax Board with respect to Ventura, will be filed with the Secretary of State of the State of California.

    If the Merger is approved by the shareholders of Ventura, subject to the satisfaction or waiver of certain conditions described herein and the receipt of all Regulatory Approvals (as hereinafter defined), the Effective Time currently is expected to occur during the first quarter of 1997.

SURRENDER OF VENTURA STOCK CERTIFICATES

    As soon as practicable following the Effective Time, and after the proration procedures described above are completed, each holder of Ventura Stock who submits (or submitted) a properly completed Letter of Transmittal will be issued a certificate or certificates representing the number of shares of City National Stock to which such holder is entitled, if any (and, if applicable, a check for the amount to be paid in lieu of fractional shares of City National Stock), and/or an amount of cash to which such holder is entitled, if any. Holders of Ventura Stock who did not submit a Letter of Transmittal prior to the Election Deadline must nevertheless submit a properly completed Letter of Transmittal (other than the section pertaining to the Election) and the certificate or certificates representing Ventura Stock to the Exchange Agent in order to receive the Merger consideration payable in respect of such shares.

    After the Effective Time, there will be no transfers on Ventura's stock transfer books of shares of Ventura Stock issued and outstanding immediately prior to the Effective Time. If certificates representing shares of Ventura Stock are presented for transfer after the Effective Time, together with documents sufficient to evidence and effect such transfer, they will be cancelled and exchanged for the shares of City National Stock and/or cash, if any, deliverable in respect thereof.

    No dividend or other distribution declared or made with respect to City National Stock with a record date after the Effective Time will be paid to the holder of any unsurrendered certificate of Ventura Stock until the holder duly surrenders such certificate. Following the surrender of any such certificate, there will be paid to the holder, without interest, (1) the amount of any cash payable with respect to a fractional share of City National Stock to which such holder is entitled and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of City National Stock and (2) at the appropriate payment date, the amount of dividends or other distributions with (A) a record date after the Effective Time but prior to surrender and (B) a payment date subsequent to surrender payable with respect to such shares of City National Stock.

    None of City National, Ventura, the Exchange Agent or any other person will be liable to any former holder of Ventura Stock for any shares of City National Stock (or dividends or distributions with respect thereto) or cash delivered to a public official pursuant to applicable unclaimed property, abandoned property, escheat or similar laws.

    If a certificate for Ventura Stock has been lost, stolen or destroyed, the Exchange Agent will issue the consideration properly payable in accordance with the Merger Agreement upon receipt of appropriate evidence as to such loss, theft or destruction, appropriate evidence as to the ownership of such certificate by the claimant, and appropriate and customary indemnification.

    Any shares as to which dissenters' rights have been perfected will be purchased in accordance with the procedures described under "DISSENTERS' RIGHTS" and in Appendix B to this Proxy Statement/ Prospectus.

CONDITIONS TO CONSUMMATION OF THE MERGER

    CONDITIONS TO EACH PARTY'S OBLIGATIONS. The respective obligations of City National and Ventura to effect the Merger are subject to the satisfaction or waiver prior to the Effective Time of certain conditions, including the following:

        (1) Receipt of the approval of the shareholders of Ventura solicited hereby;

        (2) Receipt of the required approvals, consents or waivers of governmental authorities (all such approvals and the expiration of all applicable waiting periods being the "Regulatory Approvals") and no such approval consent or waiver shall include any condition or requirement that would, in the good faith determination of City National, be materially burdensome on City National;

        (3) The absence of any order, injunction or decree that enjoins or prohibits the consummation of the Merger, the Bank Mergers or any other transaction contemplated by the Merger Agreement;

        (4) No statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced which prohibits, restricts or makes illegal consummation of the Merger, the Bank Mergers or any other transactions contemplated by the Merger Agreement;

        (5) No stop order suspending the effectiveness under the Securities Act of the Registration Statement of which this Proxy Statement/Prospectus is a part shall have been issued and no proceedings for that purpose shall have been initiated; and

        (6) The shares of City National Stock to be issued in the Merger shall be approved for listing on the NYSE, subject to notice of issuance.

    For a discussion of the regulatory approvals required for consummation of the Merger, see "THE MERGER--Regulatory Approvals."

    CITY NATIONAL CONDITIONS. The obligation of City National to effect the Merger is subject to the satisfaction or waiver prior to the Effective Time of certain additional conditions, including the following:

        (1) The truth of each of the representations and warranties of Ventura contained in the Merger Agreement, in all material respects, at the Effective Time as if made on such date; the receipt by City National of an updated and current disclosure schedule; the performance by each of Ventura, Ventura Bank and Frontier Bank, in all material respects, of its respective covenants and agreements contained in the Merger Agreement; and the receipt by City National of an officers' certificate of Ventura to the foregoing effect;

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        (2) The absence of any litigation or proceeding brought by any governmental agency seeking to prevent the transactions under the Merger Agreement;

        (3) Receipt by City National of the opinion of Manatt, Phelps & Phillips, LLP, special counsel to Ventura as to certain legal matters;

        (4) Receipt by City National of the final calculation of Ventura's fees and expenses incurred in connection with the Merger and the release of City National from liability from fees or expenses of Ventura's advisors;

        (5) At the close of business on the last day of the month preceding the Effective Time, the "Book Value Per Share" (as defined in Section 7.2(e) of the Merger Agreement) of Ventura shall have been not less than $3.12;

        (6) At the close of business on the last day of the month preceding the Effective Time, total deposits of Ventura and its subsidiaries shall have been not less than 85% of the average of total deposits for Ventura and its subsidiaries for the six month period ending on the last day of the same month in the preceding year;

        (7) There shall not have occurred any event related to the business condition (financial or otherwise), prospects, operations or properties of Ventura and its subsidiaries which would have a material adverse effect on the business, financial condition, or results of operations of Ventura; and

        (8) Receipt by City National and its directors and officers of letters of Ventura's independent certified public accountants relating to the registration statement of which this Proxy Statement is a part, dated as of
    (i) the date of the mailing of this Proxy Statement/Prospectus to Ventura's shareholders, and (ii) shortly prior to the Effective Time, with respect to certain financial information regarding Ventura in the form customarily issued by such accountants at such time in transactions of this type.

    VENTURA CONDITIONS. The obligation of Ventura to effect the Merger is subject to the satisfaction or waiver prior to the Effective Time of certain additional conditions, including the following:

        (1) The truth of each of the representations and warranties of City National contained in the Merger Agreement, in all material respects, at the Effective Time as if made on such date; the performance by City National, in all material respects, of its covenants and agreements contained in the Merger Agreement; and the receipt by Ventura of an officer's certificate of City National to the foregoing effect;

        (2) The absence of any litigation or proceeding brought by any governmental agency seeking to prevent the consummation of the transactions contemplated by the Merger Agreement;

        (3) Receipt by Ventura of an opinion from Richard H. Sheehan, Jr., counsel to City National as to certain legal matters;

        (4) Receipt by Ventura of a confirmation of the opinion received from Tax Counsel (or by other tax counsel of a prominent law firm designated by City National and acceptable to Ventura) as to the qualification of the Merger as a tax-deferred reorganization within the meaning of Section 368(a) of the Code; and

        (5) There shall not have occurred any event related to the business condition (financial or otherwise), prospects, operations or properties of City National and its subsidiaries that has a material adverse effect on City National.

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REGULATORY APPROVALS

    THE MERGER. Receipt of the Regulatory Approvals is a condition to each party's obligations to effect the Merger. See "Conditions to Consummation of the Merger" above, and "Amendment and Termination" below. There can be no assurance that such Regulatory Approvals will be obtained, and, if obtained, that the Regulatory Approvals will not contain a condition or requirement which causes such approvals to fail to satisfy the conditions set forth in the Merger Agreement. The Regulatory Approvals are described below.

    The Merger is subject to prior approval by the Federal Reserve Board under the Bank Holding Company Act of 1956, as amended (the "BHCA"), which requires that the Federal Reserve Board take into consideration, among other factors, the financial and managerial resources and future prospects of the institutions and the convenience and needs of the communities to be served. The BHCA prohibits the Federal Reserve Board from approving the Merger (1) if it would result in a monopoly or be in furtherance of any combination or conspiracy to monopolize the business of banking in any part of the United States, or (2) if its effect in any section of the country may be substantially to lessen competition or tend to create a monopoly, or if it would in any other manner be a restraint of trade, unless the Federal Reserve Board finds that the anticompetitive effects of the Merger are clearly outweighed by the public interest and the probable effect of the transaction in meeting the convenience and needs of the communities to be served. The Federal Reserve Board has the authority to deny any application if it concludes that the combined organization would have an inadequate capital position or if the acquiring organization does not meet the requirements of the Community Reinvestment Act. Under the BHCA, the Merger may not be consummated until the 15th day following the date of the Federal Reserve Board approval, during which time the United States Department of Justice may challenge the Merger on antitrust grounds. If, however, the Department of Justice does not commence a legal action during such 15-day period, it may not thereafter challenge the transaction except in an action commenced under the antimonopoly provisions of Section 2 of the Sherman Antitrust Act. The commencement of the antitrust action would stay the effectiveness of the Federal Reserve Board's approval unless a court specifically orders otherwise.

    An application has been submitted seeking the foregoing approval of the Federal Reserve Board. The BHCA provides for the publication of notice and the opportunity for administrative hearings relating to an application for approval under the BHCA and authorizes the Federal Reserve Board to permit interested parties to intervene in the proceedings. If an interested party is permitted to intervene, such intervention could substantially delay the regulatory approval required for consummation of the Merger.

    City National and Ventura are not aware of any material governmental approvals or actions that are required for consummation of the Merger, except as described above. Should any such approval or action be required, it is presently contemplated that such approval or action would be sought.

    THE BANK MERGERS. The Bank Mergers are subject to the prior approvals of the Office of the Comptroller of the Company (the "OCC"). The Bank Merger Act prohibits the OCC from approving a Bank Merger (1) if it would result in a monopoly or be in furtherance of any combination or conspiracy to monopolize or to attempt to monopolize the business of banking in any part of the United States, or (2) if its effect in any section of the country may be substantially to lessen competition or tend to create a monopoly, or if it would in any other manner be a restraint of trade, unless the OCC finds that the anticompetitive effects of the Bank Merger are clearly outweighed by the public interest and the probable effect of the transaction in meeting the convenience and needs of the communities to be served. Under the Bank Merger Act and applicable regulations, a Bank Merger may not be consummated until the 15th day following the date of receipt of OCC approval, during which time the United States Department of Justice may challenge a Bank Merger on antitrust grounds. In addition, the Bank Merger Act requires that the OCC take into consideration, among other factors, the financial and managerial resources and future prospects of the institutions and the convenience and needs of the communities to be served. The OCC has

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
the authority to deny an application if it concludes that the combined organization would have an inadequate capital position or if the requirements of the Community Reinvestment Act are not satisfied.

    An application for the requisite approvals of the Bank Mergers by the OCC has been submitted. No assurances can be given, however, that such approvals will be received or that the Bank Mergers will be consummated.

CONDUCT OF BUSINESS PENDING THE MERGER

    VENTURA. The Merger Agreement contains certain restrictions on the conduct of Ventura's business pending consummation of the Merger.

    In particular, prior to the Effective Time, the Merger Agreement requires each of Ventura, Ventura Bank and Frontier Bank to (1) conduct business in the usual, regular and ordinary course, consistent with past practice; (2) use commercially reasonable efforts to maintain and preserve intact its business organization, employees and advantageous business relationships, and to continue to develop such customer relationships and to retain the services of its key employees; (3) maintain properties; (4) use commercially reasonable efforts to maintain insurance coverage; (5) perform, in all material respects, its obligations under material contracts, leases and documents relating to or affecting its assets, properties and business except as it may in good faith reasonably dispute; (6) charge off all loans, receivables and other assets, or portions thereof, deemed uncollectible in accordance with generally accepted accounting principles ("GAAP"), regulatory accounting principles ("RAP"), applicable law or regulations, or classified as "loss" or as directed by its regulators; (7) substantially comply with all federal and state laws and rules, regulations or orders; and (8) take no action which would reasonably be expected to adversely affect or delay the parties' ability to obtain any Regulatory Approvals, or other approvals required for the Merger or to perform its covenants or agreements under the Merger Agreement on a timely basis.

    Without the prior written consent of City National, Ventura, Ventura Bank and Frontier Bank may not take certain specified actions, including, but not limited to, the following: (1) borrow money or guaranty the obligations of any other person (except for ordinary course banking transactions or certain short-term borrowings); (2) enter into transactions or make adjustments involving its stock (other than upon the exercise of options outstanding under the Option Plan or the payment to the option holder of the spread between $5.03 and the exercise price of any such option); or declare or pay dividends; (3) transfer or encumber assets with a book value of $250,000 or more; (4) sell OREO or similarly held properties for less than 80% of book value; (5) make material investments or acquisitions; (6) enter into, renew, amend or terminate any material contract (other than deposit and loan agreements or in the ordinary course of business with respect to certain specified contracts); (7) alter its method of establishing interest rates for deposits; (8) increase compensation or benefits of directors, employees, former employees or retirees; agree to or amend any pension, retirement, retention, "golden parachute" or other severance (other than in accordance with the Merger Agreement), deferred compensation, profit sharing or welfare benefit plan or agreement or employment agreement, other than annual salary and bonus increases made in the ordinary course of business not exceeding 2% in the aggregate or 6% for any employee; or voluntarily accelerate the vesting of any employee benefits, except for the acceleration of the vesting of options granted pursuant to the Option Plan; (9) settle claims involving material monetary damages (except to the extent fully reserved against on its books and records) or under terms containing material obligations; (10) sell securities and certain SBA loans or purchase securities other than U. S. treasury or agency securities maturing within three years; (11) amend its charter documents; (12) change or introduce new services, products, or campaigns or open or close any branch or facility; (13) renew, extend or materially alter any loan or forbearance agreement for a period of greater than six months, or make any loan or forbearance agreement, which would result in total obligations outstanding exceeding specified levels; and (14) reallocate or reduce any material accrual or reserve.

    CITY NATIONAL. City National has agreed not to (1) take any action which would reasonably be expected to delay or adversely affect the ability of City National, Ventura, Ventura Bank or Frontier Bank to obtain any necessary approvals, consents or waivers of any governmental authority required for the transactions contemplated by the Merger Agreement or to perform its covenants or agreements on a timely basis under the Merger Agreement; (2) amend the City National Certificate in any respect that materially and adversely affects the rights and privileges attendant to the City National Stock; or (3) agree to, or make any commitment to, do any of the foregoing.

NO SOLICITATION

    Ventura has agreed in the Merger Agreement that it will not authorize or permit any of its officers, directors, employees or agents to directly or indirectly solicit, initiate or encourage any inquiries relating to, or the making of any proposal which constitutes a "Takeover Proposal" (as defined below), or recommend or endorse any Takeover Proposal, or participate in any discussions or negotiations, or provide third parties with any nonpublic information, relating to any such inquiry or proposal or otherwise facilitate any effort or attempt to make or implement a Takeover Proposal, except if Ventura's Board of Directors, after having consulted with and considered the advice of counsel, has reasonably determined in good faith that the failure to do so would cause the members of its Board of Directors to breach their fiduciary duties under applicable laws. Ventura has agreed to cease and cause to be terminated any activities, discussions or negotiations conducted prior to the date of the Merger Agreement with any parties other than City National with respect to any of the foregoing. Ventura has also agreed to immediately advise City National following the receipt by it of any Takeover Proposal and the details thereof, and advise City National of any developments with respect to such Takeover Proposal immediately upon the occurrence thereof.

    "Takeover Proposal" means, with respect to any person, any tender or exchange offer, proposal for a merger, consolidation or other business combination involving Ventura or any of its subsidiaries or any proposal or offer to acquire in any manner a substantial equity interest in, or a substantial portion of the assets of, Ventura or any of its subsidiaries other than the transactions contemplated or permitted by the Merger Agreement.

AMENDMENT AND TERMINATION

    AMENDMENT. Subject to compliance with applicable law, prior to the Effective Time, the Merger Agreement may be amended or modified by the parties thereto, except that, after the vote by the shareholders of Ventura, any amendment which reduces the amount or changes the form of the consideration to be delivered to the Ventura shareholders in the Merger will not be valid without approval of the shareholders of Ventura.

    TERMINATION. The Merger Agreement may be terminated at any time prior to the Effective Time, either before or after its approval by the shareholders of Ventura, (1) by mutual agreement; (2) by either party in the event of an uncured material breach by the other party of any representation, warranty, covenant or agreement contained in the Merger Agreement; (3) by either party if any Regulatory Approval has been denied or any governmental authority or court shall have issued a final, non-appealable order enjoining or otherwise prohibiting consummation of the Merger; (4) by either party in the event that the Merger is not consummated by May 31, 1997; (5) by either party if the required vote of the shareholders of Ventura approving the Merger Agreement is not obtained at a duly held meeting of shareholders; (6) by City National if the Board of Directors of Ventura shall have withdrawn, modified or changed in a manner adverse to City National its approval or recommendation of the Merger Agreement and the Merger;
(7) by Ventura, if the Final City National Stock Price is less than $13.90; (8) by City National, if (A) Ventura shall have provided information to or participated in discussions with a third party relating to a Takeover Proposal, or facilitated or recommended a Takeover Proposal and shall have continued discussions with any third party concerning such Takeover Proposal for more than 10 business days after the date of receipt of such Takeover Proposal; or (B) a Takeover Proposal that is publicly disclosed shall have been commenced, publicly proposed or communicated to Ventura which contains a proposal as to price (without regard to the specificity of such price proposal) and Ventura shall not have rejected such proposal within 10 business days of its receipt or the date its existence first becomes publicly disclosed, if earlier; or (9) by Ventura if a Takeover Proposal exists and the Board of Directors of Ventura, after having consulted with and considered the advice of outside legal counsel, reasonably determine in good faith that such action is necessary in the exercise of its fiduciary duties under applicable law.

    As discussed above, if the Final City National Stock Price is less than $13.90, the Ventura Board of Directors may, in its discretion, terminate the
Merger Agreement. On December   , 1996, the closing price for the City National
Stock was $    . In making any such determination, the Ventura Board of
Directors anticipates that it would review current information relating to City National and Ventura, receive presentations from its officers, financial advisor and legal counsel and consider a variety of factors including those which it considered in making its initial decision to enter into the Merger Agreement. See "THE MERGER--Background of and Reasons for the Merger." If the Merger Agreement is approved by a majority of the outstanding shares of Ventura Stock, the Board of Directors of Ventura will have the power and authority, without the necessity of a further vote of the Ventura shareholders, to determine whether or not to proceed with the Merger as provided in the Merger Agreement. As such, the Board of Directors may determine not to exercise a right to terminate the Merger Agreement if the Final City Stock Price is less than $13.90.

BANK MERGERS

    Following the Bank Mergers, the articles of association and by-laws of City National Bank as in effect immediately prior thereto will be the articles of association and by-laws of the surviving corporation. In addition, the directors and officers of City National Bank immediately prior to the Bank Mergers will be the directors and officers, respectively, of the surviving corporation. The Bank Mergers are subject to certain regulatory approvals. See "Regulatory Approvals," above.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

    As of the Record Date, the directors and executive officers of Ventura (including the executive officers of Ventura Bank and Frontier Bank) beneficially owned 1,242,710 shares of Ventura Stock (not including shares such persons may acquire through the exercise of vested stock options) which will be converted into the right to receive cash or City National Stock or both at the Effective Time in the same manner as will the shares of Ventura Stock held by all other Ventura shareholders. In addition, directors and executive officers of Ventura (including the executive officers of Ventura Bank and Frontier Bank) held as of such date options to purchase 274,636 shares of Ventura Stock, which will be exercised or canceled in exchange for certain cash payments in connection with the Merger. Immediately after the Effective Time, former directors and executive officers of Ventura as a group will own less than 1% of the outstanding shares of City National Stock.

    Pursuant to the terms of an employment agreement and a benefit and salary continuation agreement entered into with Richard Cupp (President and Chief Executive Officer of Ventura and Ventura Bank) in July 1993 and the terms of employment agreements entered into with Kathleen Kellogg (President and Chief Executive Officer of Frontier Bank) in December 1994, Carl Raggio (Executive Vice President/Chief Credit Officer of Ventura Bank) in October, 1994 and Simone Lagomarsino (Senior Vice President/Chief Financial Officer of Ventura, Ventura Bank and Frontier Bank) in March 1995 (collectively, the "Employment Agreements"), upon termination of employment upon a change of control of Ventura (as defined in such agreements), such as the Merger pursuant to the Merger Agreement, the person whose employment has been so terminated shall be entitled to receive a lump sum payment in an amount equal to, for Mr. Cupp, severance payment in an amount equal to 9 months' salary and salary and benefit continuation payment equal to three years' salary, subject to golden parachute limitations, or $726,913 in the aggregate;

for Ms. Kellogg, severance payment in an amount equal to 9 months' salary and salary and benefit continuation payment equal to one year's salary, or $259,525 in the aggregate; for Mr. Raggio, severance payment in an amount equal to 6 months' salary and bonus and benefit and salary continuation payment equal to 6 months' salary, or approximately $163,786 in the aggregate; and for Ms. Lagomarsino, severance payment in an amount equal to 6 months' salary and benefit and salary continuation payment equal to 6 months' salary, or $128,150 in the aggregate.

    City National has requested each of Richard Cupp, Kathleen Kellogg, Carl Raggio and Simone Lagomarsino to remain employees of City National (or one of its subsidiaries) for a period of up to six months following the Effective Time. City National and the four executive officers of Ventura are currently engaged in discussions to determine whether they can reach mutually satisfactory terms for any such employment relationship.

    Ventura, Ventura Bank and Frontier Bank have entered into indemnification agreements with each of the directors and executive officers of Ventura, Ventura Bank and Frontier Bank. The agreements provide that Ventura, Ventura Bank and Frontier Bank will indemnify the indemnitee against expenses, judgment, fines, settlements and other amounts actually and reasonably incurred by the indemnitee in connection with any threatened or pending proceeding, including any proceeding brought by or in the right of Ventura, Ventura Bank or Frontier Bank, by reason of the fact that the indemnitee is or was a director or officer of such company. The agreements further provide that expenses incurred by the indemnitee will be paid by Ventura, Ventura Bank or Frontier Bank in advance, subject to indemnitee's obligation to reimburse the company in the event it is ultimately determined that the indemnitee is not entitled to indemnification under the provisions of the agreement.

    The Merger Agreement provides that all rights to indemnification now existing in favor of the directors and officers of Ventura, Ventura Bank and Frontier Bank as provided in their respective articles of incorporation, articles of association, bylaws and indemnification agreements in effect as of the date of the Merger Agreement will survive the Merger and shall continue in full force and effect. City National further agreed that following the consummation of the Merger, to the greatest extent permitted by Delaware law and the organizational documents or Bylaws of City National it would indemnify, defend and hold harmless individuals who were directors and officers of Ventura, Ventura Bank and Frontier Bank for any claim or loss arising out of their actions while a director or officer, and shall pay the expenses, including attorneys fees, of such individual in advance of the final resolution of any claim, provided such individual shall first execute an undertaking acceptable to City National to return such advances in the event it is finally concluded such indemnification is not allowed under applicable law.

EFFECT ON VENTURA EMPLOYEE BENEFIT PLANS

    All employees of Ventura or its subsidiaries who become employees of City National shall be entitled to participate in stock plans, bonus plans and all other benefit plans of City National on the same basis as other similarly situated City National employees. Each such Ventura employee will be credited for eligibility, participation, vesting and accrual purposes with such employee's respective years of service with Ventura or a subsidiary (or other prior service credited by Ventura) as though they had been City National employees, provided, however, that no more than 1,080 hours of sick leave may be carried over into City National's sick leave program. See also "THE MERGER--Interests of Certain Persons in the Transaction."

    401(K)/EMPLOYEE STOCK OWNERSHIP PLAN. Ventura adopted the Ventura County National Bancorp 401(k)/Employee Stock Ownership Plan (the "401(k)/ESOP" or the "Plan") effective October 1, 1987. The 401(k)/ESOP was amended and restated, effective October 1, 1989 to conform to certain changes in the Internal Revenue Code, subsequently amended to incorporate the annual compensation limit, and further amended and restated, effective January 1, 1989, to incorporate all prior changes to the 401(k)/ESOP.

    The purpose of the 401(k)/ESOP is to provide employees with an ownership interest in Ventura and to provide supplemental income upon retirement. All employees of Ventura and its subsidiaries (including Ventura Bank and Frontier
Bank) are eligible to participate in the 401(k)/ESOP upon the attainment of age 21 and the completion of ninety days of service for purposes of making elective deferrals to the 401(k) portion of the 401(k)/ESOP, and one year of service (during which employees complete at least 1,000 hours of service) for purposes of eligibility to receive an allocation of employer matching and/or discretionary contributions. Directors of Ventura and its subsidiaries and employees who do not complete at least 1,000 hours of service in a plan year are not eligible to participate.

    The 401(k)/ESOP consists of two programs: the Employee Stock Ownership Plan ("ESOP"), funded in its entirety by contributions from Ventura and its subsidiaries, and the 401(k) Plan, under which participating employees may make voluntary pre-tax elective deferrals (not to exceed 12% of the employee annual compensation) for which matching contributions may be made by Ventura and its subsidiaries as determined by the Board of Directors. It is intended that the trust created by the 401(k)/ESOP (the "Trust") will invest the ESOP contributions and matching contributions under the 401(k) Plan principally in shares of Ventura Stock. Elective deferrals under the 401(k) Plan are invested by the trustee for the Trust among investment options (which may include shares of Ventura Stock) as specified by the participating employees. All Trust assets are held for the exclusive benefit of participating employees in the 401(k)/ESOP. Contributions by Ventura and its subsidiaries are at the discretion of their respective Boards of Directors.

    Employer contributions to the 401(k)/ESOP are allocated among participating employees in proportion to their compensation for the plan year. Participating employees are 100% vested in all voluntary contributions by the employee under the 401(k) Plan and become vested in contributions and matching contributions made by Ventura and its subsidiaries under the ESOP and 401(k) portions of the Plan to the extent of 20% thereof for each year of service, with 100% vesting after five years of service. The Internal Revenue Service most recently determined that the 401(k)/ESOP is a "qualified plan" and that the Trust is exempt from income taxation under the Code by letter dated July 27, 1995.

    As of the Record Date, the 401(k)/ESOP held       shares of Ventura Stock,
of which       shares had been allocated to participating employees and
shares remained unallocated.

    Each participating employee in the 401(k)/ESOP may instruct the Trustee of the Plan as to the manner in which the shares of Ventura Stock allocated to his or her account will be voted at the Meeting. The Trustee will be bound by any such instructions unless following such instructions would cause the Trustee to breach one or more of its fiduciary duties to the Plan and the participating employees as provided in Section 404(a) of ERISA. All allocated shares for which no voting instructions are received by the Trustee and all unallocated shares will be voted by the Trustee on the proposal to approve the principal terms of the Merger Agreement and any other proposal properly brought before the shareholders at the Meeting in the same proportion as the aggregate of all participant instructions received by the Trustee with respect to each such proposal unless doing so would cause the Trustee to breach one or more of its fiduciary duties to the Plan and the participating employees as set forth in
Section 404(a) of ERISA. The unallocated shares represent less than 1% of the shares of Ventura Stock outstanding on the Record Date.

    If the Merger is approved, the participating employees will elect whether shares held by the 401(k)/ ESOP (including shares that have been allocated to participants' accounts) will be converted into cash, City National Stock, or a combination of the two. See "THE MERGER--Consideration Payable Upon Consummation of the Merger" above. Consistent with its fiduciary duties to the Plan and the participating employees and as provided under Section 404(a) of ERISA, the Trustee will determine, in its sole and absolute discretion, whether to elect to receive cash, City National Stock or a combination of the two for all of the unallocated shares of Ventura Stock held by the Plan upon consummation of the Merger. The cash and City National Stock received upon the sale or conversion of the unallocated shares will be allocated to participating employees in accordance with the terms of the Plan.

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
    Subject to consummation of the Merger, all participating employees will become 100% vested in their benefits under such Plan, regardless of their length of employment with Ventura or its subsidiaries. Ventura, Ventura Bank, Frontier Bank and City National will determine whether to terminate the entire Plan or only the ESOP portion of the Plan or to merge all or only the 401(K) portion of the Plan into the City National Corporation Profit Sharing Plan (the "City National Plan"). If the Plan is merged into the City National Plan, all assets of the Plan will be transferred into the City National Plan and future distributions to participating employees will be made in accordance with the City National Plan.

STOCK OPTIONS

    Ventura currently maintains the Ventura County National Bancorp 1991 Stock Option Plan (the "Option Plan"). As of October 31, 1996, options were outstanding under the Option Plan to acquire 274,636 shares of Ventura Stock at an average exercise price of $2.92 per share, and of such amount, directors as a group hold options to acquire in the aggregate 100,000 shares of Ventura Stock, at an average exercise price of $3.6875 per share.

    Immediately prior to the Effective Time of the Merger, Ventura will pay each holder of an unexercised option an amount in cash (subject to applicable withholding tax) equal to the difference between $5.03 and the optionee's exercise price per share, multiplied by the number of shares subject to option,
or approximately $      in the aggregate for all options outstanding as of
November 1, 1996. At the Effective Time of the Merger, the Ventura Option Plan will be terminated and options not exercised or cancelled will be terminated.

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

    The following discussion summarizes certain of the material federal income tax consequences of the Merger. It is intended to provide only a general summary and does not include a complete analysis of all the potential federal income tax consequences or consequences that may vary with or are contingent upon individual circumstances, such as the taxpayer's being subject to certain special provisions of the Code. This discussion does not address any aspects of state, local, or foreign tax laws or any federal tax laws other than those pertaining to income tax.

    Neither Ventura nor City National has requested a ruling from the Service with respect to any of the matters discussed in this summary. Due to the Service's so-called "comfort rulings" policy concerning corporate reorganizations, it is unlikely that the Service would be willing to issue a ruling regarding the Merger.

    Manatt, Phelps & Phillips, LLP as Tax Counsel, has advised Ventura that, in its opinion, the legal issues discussed in this federal income tax summary are correct in all material respects. However, the summary is not an opinion of Tax Counsel or tax advice and does not in any way constitute an assurance that the federal income tax consequences discussed herein will be accepted by the Service or the courts.

    It is a condition to the obligations of Ventura to consummate the Merger that Ventura receive an opinion from its Tax Counsel concluding that the Merger will qualify as a tax-deferred reorganization within the meaning of Section 368(a) of the Code. The tax consequences discussed below are based on the assumption that the Merger does so qualify. Ventura has received such an opinion from its Tax Counsel, subject to confirmation at the Effective Time. The discussion herein is based on the assumption that Tax Counsel will give its confirming opinion at the Effective Time that the Merger will constitute a tax-deferred reorganization within the meaning of Section 368(a) of the Code.

    The following summary and the opinion of Tax Counsel are based on certain assumptions regarding the factual circumstances that will exist at the Effective Time of the Merger and on certain representations made by Ventura, a 5% shareholder of Ventura, and City National with respect to the Merger, including representations regarding actions of City National and certain Ventura shareholders following the Merger.

                                       69
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If any of these factual assumptions or representations are inaccurate, the tax consequences of the Merger could differ from those described in this summary and the opinion of Tax Counsel.

    The treatment of the Merger as a tax-deferred reorganization will depend upon, among other things, whether the shareholders of Ventura maintain a sufficient continuity of stock ownership interest in City National after the Merger. The Service takes the position for purposes of issuing advance rulings under Section 368(a)(1)(A) of the Code that the shareholders of the acquired corporation (i.e., Ventura) must maintain a continuing equity ownership interest in the acquiring corporation (i.e., City National) equal to at least 50% of the value of their equity ownership interest in the acquired corporation. The case law standard is less stringent than the Service's announced advance rulings standard. The Service's advance rulings standard is not a legal test. Tax Counsel's opinion relies on the continuity standard under the decided cases rather than the Service's advance rulings standard. It is anticipated that the Merger will satisfy both the advance rulings standard and the case law continuity requirement, but it is possible that sales, exchanges or other dispositions of City National Stock undertaken by the Ventura shareholders could disqualify the Merger as a tax-deferred reorganization within the meaning of
Section 368(a) of the Code. In that case, the Merger would constitute a fully taxable transaction for Ventura and its shareholders. As a result of the Merger, City National would inherit Ventura's tax liability (if any) resulting from the Merger.

    Subject to the assumptions discussed above, the federal income tax consequences of the Merger to a shareholder of Ventura will depend on whether the shareholder receives cash, shares of City National Stock, or both in exchange for his or her shares of Ventura Stock. This will depend, in part, on certain elections available to the shareholders. If a shareholder of Ventura receives cash in exchange for all shares of Ventura Stock actually owned by him or her, the federal income tax consequences will also depend on whether any shares of Ventura Stock constructively owned by that shareholder (pursuant to the constructive ownership rules of Section 318 of the Code) are exchanged for cash or for shares of City National Stock. If a shareholder of Ventura receives both cash and shares of City National Stock in exchange for Ventura Stock actually owned by that shareholder, the federal income tax consequences may also depend both upon whether he or she already owns any shares of City National Stock and whether any such stock may be attributed to him or her pursuant to the constructive ownership rules of Section 318 of the Code. Therefore, a shareholder of Ventura must take into account the consideration received in exchange for shares of Ventura Stock actually owned by him or her (including shares of Ventura Stock owned by him or her that are held on his or her behalf by brokerage firms, banks or other agents) and may also be required to take into account (1) the consideration received by certain individuals and entities whose stock ownership is attributed to that shareholder (as described in "Constructive Ownership" below) in exchange for their shares of Ventura Stock and (2) any shares of City National Stock from whatever source of which the shareholder is the actual owner or constructive owner (as described in "Constructive Ownership" below).

    RECEIPT OF CITY NATIONAL STOCK FOR ALL VENTURA STOCK ACTUALLY OWNED. A shareholder of Ventura who receives shares of City National Stock in exchange for all the shares of Ventura Stock actually owned by that shareholder (without regard to any cash received in lieu of a fractional share of City National Stock) will recognize no gain or loss as a result of the Merger (except with respect to any cash received in lieu of a fractional share). The basis of the City National Stock received by that shareholder (including any fractional interests) will be the same as the basis of the shares of the Ventura Stock exchanged therefor, and the holding period of those shares of City National Stock will include the holding period of the Ventura Stock surrendered in the exchange, provided the latter shares were held by the shareholder as a capital asset. The foregoing result will obtain regardless of whether the shareholder is treated as owning other shares under the constructive ownership rules described in "Constructive Ownership" below.

    RECEIPT OF CASH FOR ALL VENTURA STOCK ACTUALLY OWNED. If cash is received for all shares of Ventura Stock actually owned by a shareholder of Ventura and either: (1) that shareholder is not treated as owning any additional shares of Ventura Stock pursuant to the constructive ownership rules of Section 318 of the Code; or (2) none of the shares of Ventura Stock treated as owned by that shareholder, pursuant to the

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constructive ownership rules of Section 318 of the Code, is exchanged for shares of City National Stock in the Merger, that shareholder will recognize gain or loss in an amount equal to the difference between the cash received by the shareholder and the basis for the shares of Ventura Stock exchanged. That gain or loss will be capital gain or loss if the shares of Ventura Stock are held as a capital asset at the time of the Merger.

    However, if a shareholder of Ventura receives cash for all of the Ventura Stock actually owned by the shareholder, but some or all of the shares of Ventura Stock treated as constructively owned by that shareholder (pursuant to Section 318 of the Code) are exchanged for shares of City National Stock in the Merger, that shareholder will recognize gain or loss with respect to the Ventura Stock actually owned by him or her in the manner described in the preceding paragraph only if the receipt of cash by that shareholder does not have the effect of a distribution of a dividend under Section 302 of the Code. See "Impact of Section 302 of the Code" below. If none of the three tests of Section 302 of the Code for sale or exchange treatment (as described below) is satisfied, a shareholder of Ventura described in this paragraph will be treated as having received a dividend to the extent of the lesser of the cash received or the amount of that shareholder's ratable share of Ventura's earnings and profits (both current and accumulated) through the date of the Merger.

    RECEIPT OF BOTH SHARES OF CITY NATIONAL STOCK AND CASH FOR VENTURA STOCK ACTUALLY OWNED. A shareholder of Ventura who, in the Merger, receives both shares of City National Stock and cash (other than cash received in lieu of a fractional share of City National Stock) in exchange for all of the shares of Ventura Stock actually owned by that shareholder, will not be permitted to recognize any loss as a result of the Merger, but will be required to recognize gain (if any) equal to the lesser of: (1) the amount of cash so received (other than cash received in lieu of a fractional share of City National Stock); and
(2) the gain realized (i.e., the amount by which the sum of the amount of cash so received and the market price on the date of the Merger of the shares of City National Stock received, including any fractional interest, exceeds that shareholder's basis for the shares of Ventura Stock surrendered). The characterization of any such gain will depend upon whether the receipt of cash by that shareholder has the effect of a distribution of a dividend under Section 302 of the Code with respect to City National Stock. See "Impact of Section 302 of the Code" below. In general, Section 302 of the Code sets forth three tests for determining the character of the gain. Provided that any one of the three tests for sale or exchange treatment is satisfied, the gain so recognized will be capital gain if that shareholder's shares of Ventura Stock, and hence City National Stock, are held as a capital asset at the time of the Merger. If none of the three sale or exchange tests is satisfied, the entire amount of gain required to be recognized by that shareholder will be treated as a dividend to the extent of the shareholder's ratable share of the accumulated earnings and profits of Ventura (or, possibly, the accumulated earnings and profits of City National) and any remaining amount of recognized gain will be characterized in accordance with the preceding sentence. The tax basis of the shares of City National Stock received by such a shareholder will be the same as the basis of the shares of Ventura Stock surrendered in exchange therefor, increased by the amount recognized as either dividend income or capital gain, and decreased by the amount of cash received, other than cash received in lieu of a fractional share of City National Stock, and by any basis allocable to such a fractional share of City National Stock. The holding period of the shares of City National Stock received by that shareholder in the Merger will include the holding period of the shares of Ventura Stock exchanged therefor, provided the shares of Ventura Stock are held as a capital asset at the time of the Merger.

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    IMPACT OF SECTION 302 OF THE CODE.  As described in the preceding section and below, the manner in which Section 302 of the Code is applied depends upon whether a Ventura shareholder receives only cash or both cash and shares of City National Stock in exchange for the shares of Ventura Stock actually owned by that shareholder. The receipt of cash by a shareholder of Ventura who receives only cash will be considered to be in connection with a sale or exchange and not to have the effect of a distribution of a dividend under Section 302 only if, after giving effect to the constructive ownership rules of Section 318 of the Code and, if applicable, the exception thereto provided in Section 302(c)(2) of the Code, the receipt of that cash is: (1) "not essentially equivalent to a dividend," (2) a "substantially disproportionate redemption" with respect to that shareholder, or (3) a "complete termination of the shareholder's interest" in all the shares of Ventura Stock actually and constructively owned by that shareholder.

    The determination whether any of the three tests of Section 302 for sale or exchange treatment is satisfied is made by treating the exchange as if all the shares of Ventura Stock actually and constructively owned by the shareholder had been exchanged solely for shares of City National Stock, and the shares of City National Stock that were not in fact received had then been redeemed by City National for cash (the "hypothetical redemption of City National Stock"). The rules of Section 302 will then be applied by comparing a shareholder's hypothetical stock ownership in City National before the hypothetical redemption of City National Stock with that shareholder's stock ownership in City National after the Merger.

    Whether the receipt of cash by a shareholder of Ventura will be "not essentially equivalent to a dividend" depends on the facts and circumstances of the individual shareholder of Ventura. The receipt of cash by a Ventura shareholder in exchange for the shares of Ventura Stock actually owned by that shareholder should not be taxable as a dividend if the shareholder's relative stock interest in City National is minimal, the shareholder exercises no control over City National's affairs, and the hypothetical redemption of City National shares described above causes the shareholder to undergo some reduction in equity interest in City National (taking into account the hypothetical redemption of City National Stock) in relation to all City National shareholders taken as a group. It is not clear what constitutes a "minimal" stock interest for this purpose, nor how much reduction in relative equity interest is required. Because of the uncertainty in this area, shareholders are strongly urged to consult their own tax advisors as to whether their receipt of cash qualifies for capital gain treatment under this test.

    Whether the receipt of cash by a shareholder of Ventura will constitute a "substantially disproportionate redemption" within the meaning of Section 302 of the Code is determined by the application of certain numerical tests. If cash is received for shares of Ventura Stock actually owned by a shareholder, those numerical tests are applied as follows: First, immediately, after the exchange, the shareholder must own, both actually and constructively, less than 50% of the total combined voting power of all classes of City National Stock entitled to vote. Second, the ratio that the voting stock of City National owned, both actually and constructively, by the shareholder immediately after the exchange bears to all the voting stock of City National outstanding at that time must be less than 80% of the ratio that the voting stock of City National owned, both actually and constructively, by the shareholder immediately before the hypothetical redemption of City National Stock described above bears to all the voting stock of City National outstanding at that time. In making the calculations required to determine whether the hypothetical redemption of City National Stock is "substantially disproportionate" the constructive ownership rules described below apply. See "Constructive Ownership" below.

    The receipt of cash by a shareholder of Ventura will be a "complete termination of interest" only if the shareholder receives cash for all of the shares of Ventura Stock actually and constructively owned by that shareholder at the time of the Merger. For these purposes, the attribution rules of Section 318 of the Code will apply as described below. However, Section 302(c)(2) provides that, for the purpose of determining whether there is a "complete termination of interest," the family attribution rules of Section 318(a)(1) of the Code (described in "Constructive Ownership" below) will not apply if certain conditions are met. If those conditions are met, a Ventura shareholder will not be deemed to own shares of

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Ventura Stock owned or deemed to be owned by family members for the purpose of determining whether there is a complete termination of that shareholder's interest.

    The Agreement and Plan of Merger permits Ventura shareholders to make certain elections regarding their preferred mix of cash and City National Stock to be received in the Merger. In planning which election to make, shareholders of Ventura should take into account the rules regarding Section 302 of the Code described above. The factors determining whether a particular shareholder will obtain sale or exchange treatment (as opposed to dividend treatment) with respect to any cash received must be analyzed on a shareholder-by-shareholder basis. In addition, the relative benefits of receiving sale or exchange treatment (as opposed to dividend treatment) with respect to any cash received must be determined and weighed on a shareholder-by-shareholder basis. In planning for such an election, each shareholder should consult with his or her own tax advisor.

    CONSTRUCTIVE OWNERSHIP. Under Section 318 of the Code, a shareholder of Ventura will be deemed to own Ventura Stock that is owned or deemed to be owned by certain members of his family and other related parties including, for example, certain entities in which the shareholder has a direct or indirect interest (including partnerships, estates, trusts and corporations) as well as shares of Ventura Stock that the shareholder (or a related person) has the right to acquire upon exercise of an option or conversion right held by the shareholder (or a related person). Similarly, a shareholder of City National, including a former shareholder of Ventura after the Merger, will be deemed to own City National Stock that is owned or deemed to be owned as described in the preceding sentence, including any City National Stock received in exchange for Ventura Stock as a result of the Merger. Because application of these constructive ownership rules could affect the application of Section 302 to a shareholder of Ventura, each shareholder should consult his or her own tax advisor with respect to the application of the constructive ownership rules to his or her particular circumstances prior to making an election pursuant to the terms of the Merger.

    FRACTIONAL SHARES. Any shareholder of Ventura who receives cash in lieu of a fractional share of City National Stock will be treated as if that shareholder received the fractional share of City National Stock in the Merger, which fractional share was then redeemed by City National.

    OTHER CONSIDERATIONS APPLICABLE TO SHAREHOLDERS OF VENTURA. Shareholders of Ventura will be required to provide their social security numbers or their taxpayer identification numbers or, in some circumstances, certain other information to the Exchange Agent in order to avoid the "backup withholding" requirements that might otherwise apply under the Code.

    SHARES ISSUED IN CONNECTION WITH STOCK OPTIONS OR THE PERFORMANCE OF SERVICES. The preceding discussion of federal income tax consequences may not be applicable to a shareholder of Ventura who acquires shares of Ventura Stock:
(1) pursuant to the exercise of any incentive stock option that was granted less than two years prior to the date of the Merger; (2) pursuant to the exercise of an incentive stock option that was exercised less than one year prior to the date of Merger; or (3) in connection with the performance of services where the shares of Ventura Stock continue to be subject to a "substantial risk of forfeiture" (or are substantially non-vested), as of the date of the Merger. Such a shareholder of Ventura may be treated as having received compensation (taxable as ordinary income) as a result of the Merger. Accordingly, any such shareholder should consult his or her own tax advisor with respect to the federal income tax consequences of the Merger.

    The foregoing discussion of the expected federal income tax consequences of the Merger is based on current authorities. There is no assurance that legislative or administrative changes or court decisions may not be forthcoming that would significantly change these expected consequences. Any such changes may or may not be retroactive with respect to transactions prior to the date of those changes.

    THE SUMMARY FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY. IT DOES NOT CONSTITUTE TAX ADVICE OR AN

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OPINION OF TAX COUNSEL. EACH SHAREHOLDER SHOULD CONSULT HIS OR HER OWN TAX
ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES OF THE MERGER APPLICABLE TO HIM OR HER, INCLUDING THE APPLICATION AND EFFECT OF FEDERAL, STATE, LOCAL AND OTHER TAX LAWS.

ACCOUNTING TREATMENT

    The Merger will be accounted for by City National under the purchase method of accounting in accordance with Accounting Principles Board Opinion No. 16, "Business Combinations," as amended. Under this method of accounting, the purchase price will be allocated to assets acquired and liabilities assumed based on their estimated fair values at the Closing. Income of the combined company will not include income (or loss) of Ventura prior to the Closing. See "PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION."

EXPENSES

    The Merger Agreement provides that each party will pay its own expenses in connection with the Merger Agreement; provided, however, that the costs and expenses of printing and mailing the Proxy Statement/Prospectus will be borne by City National, unless the Merger does not occur (other than due to a termination of the Merger Agreement arising out of a material breach of the Merger Agreement by City National or Ventura), in which event such costs and expenses will be borne equally by City National and Ventura. All filing and other fees paid to the SEC in connection with the Merger will be borne by City National.

                           CERTAIN RELATED AGREEMENTS

SHAREHOLDERS' AGREEMENT

    In connection with the Merger Agreement, each of the directors of Ventura, together holding an aggregate of 1,225,666 shares of Ventura Stock (or approximately 13% of the shares of Ventura Stock outstanding on the Record
Date), have entered into a Shareholders' Agreement with City National dated as of September 15, 1996 (the "Shareholders' Agreement"). Pursuant to the Shareholders' Agreement, such persons have agreed to vote or cause to be voted all shares of Ventura Stock owned or acquired by them, in favor of the Merger and the Merger Agreement and the other matters contemplated by the Merger Agreement. In addition, such persons have agreed to vote or cause to be voted all of the shares of Ventura Stock (1) against any action or agreement that would result in a breach in any material respect of any covenant, representation or warranty or any other obligation or agreement of Ventura under the Merger Agreement or the Option Agreement, dated as of September 15, 1996, between City National and Ventura (the "Option Agreement"); and (2) except with the prior written consent of City National, against the following actions (other than the Merger and the transactions contemplated by the Merger Agreement): (A) any extraordinary corporate transactions, such as a merger, consolidation or other business combination involving Ventura or its subsidiaries; (B) any sale, lease or transfer of a material amount of the assets of Ventura or its subsidiaries;
(C) any change in the majority of the board of Ventura (D) any material change in the present capitalization of Ventura; (E) any amendment of the Ventura Articles (as hereinafter defined); (F) any other material change in Ventura's corporate structure or business; or (G) any other action which is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, discourage or materially adversely affect the contemplated economic benefits to City National of the Merger or the transactions contemplated by the Merger Agreement or the Option Agreement. Such persons also have agreed not to enter into any agreement or understanding with any person or entity to vote or give instructions after the date that the Shareholders' Agreement terminates in any manner inconsistent with such persons' obligation to vote in accordance with the above-referenced guidelines.

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    Such persons also have agreed not to (1) sell, transfer, assign or otherwise dispose of any of their shares of Ventura Stock without the prior written consent of City National, other than shares of Ventura Stock sold or surrendered to pay the exercise price of any stock options or to pay taxes or satisfy Ventura's withholding obligations with respect to any taxes resulting from such exercise or (2) pledge, mortgage or encumber such shares of Ventura Stock.

    In addition, such persons also have agreed (1) that they will not directly or indirectly solicit any inquiries or proposals from any person relating to any proposal or transaction for the disposition of the business or assets of Ventura or any of its subsidiaries, or the acquisition of voting securities of Ventura or any subsidiary of Ventura or any business combination between Ventura and any person other than City National and (2) to use their best efforts to maintain such persons' (including their affiliates') banking relationship with Ventura Bank and/or Frontier after the Merger and after the occurrence of a Bank Merger, with City National Bank, for a period of at least three years in a manner consistent with past practice.

    Pursuant to the Shareholders' Agreement, City National has agreed to establish a Ventura County Board of Advisors, or similar advisory and community liaison group, in order that Ventura Bank and, following the Bank Merger, City National Bank, will be able to continue visibility in Ventura County and to provide service to the community. City National's current intention is that one or more former directors of Ventura will serve initially on such board of advisors, and each director has agreed to give due consideration to a request by City National that he or she serve on such body.

OPTION AGREEMENT

    GENERAL. Concurrently with the execution and delivery of the Merger Agreement, and as a condition and inducement thereto, City National and Ventura entered into the Option Agreement, pursuant to which Ventura granted City National an option to purchase up to 1,836,516 shares of the outstanding Ventura Stock (or such other number of shares of Ventura Stock as represent 19.9% of the then outstanding Ventura Stock) at a price per share of $3.93. The consummation of a purchase or a repurchase (as described below) pursuant to the Stock Option Agreement may be subject to, among other things obtaining any required regulatory approvals.

    The following is a summary of certain provisions of the Option Agreement which is attached hereto as Annex D to this Proxy Statement/Prospectus and is incorporated herein by reference. The following summary is qualified in its entirety by reference to the Option Agreement.

    EXERCISE OF THE OPTION. The option is exercisable only upon the occurrence of certain specified events (each an "Exercise Event") inconsistent with the consummation of the Merger pursuant to the Merger Agreement. These include, but are not limited to:

        (1) a merger or consolidation of Ventura or its subsidiaries or a disposition of 50% or more of their consolidated assets;

        (2) the issuance, sale or disposition of securities representing 20% or more of the voting power of Ventura or its subsidiaries;

        (3) the acquisition by any person or group of beneficial ownership of, or the right to acquire beneficial ownership of, 20% or more of the outstanding shares of Ventura Stock;

        (4) the public authorization, recommendation or endorsement by Ventura of, or the entering into by Ventura of an agreement to effect, any of the above-listed transactions; or

        (5) the termination by Ventura of the Merger Agreement pursuant to the exercise of the Ventura Board of Directors' fiduciary duties.

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
If the Merger Agreement is terminated in a manner that does not immediately render the option exercisable, the option may thereafter become exercisable upon the occurrence of an Exercise Event, provided the option has not expired.

    EXPIRATION. The right to exercise the option expires under various circumstances, including, but not limited to (1) termination of the Merger Agreement by mutual consent, (2) termination of the Merger Agreement by Ventura if the Final City National Stock Price is less than $13.90, or (3), provided an Exercise Event or certain preliminary acquisition events have not occurred, termination of the Merger Agreement due to a material breach thereof, the failure to obtain Regulatory Approval or shareholder approval or the failure to consummate the Merger by May 31, 1997, or termination by City National due to a withdrawal of the endorsement of the Merger Agreement by the Ventura Board. The option also expires eighteen months following the date it first becomes exercisable or following any termination of the Merger Agreement other than pursuant to the provisions summarized in the previous sentence.

    LIMITATION ON SPREAD VALUE. City National may not realize Spread Value (as described below) in excess of $2,000,000 upon the exercise of the option. In the event the Spread Value exceeds $2,000,000 the number of shares of Ventura Stock which City National is entitled to purchase will be reduced to the extent required such that the Spread Value following such reduction is equal to or less than $2,000,000.

    "Spread Value" is precisely defined in the Option Agreement, but is intended to approximate the excess of the market value of Ventura Stock (based on Nasdaq closing prices of Ventura Stock just prior to the date of exercise) over the option exercise price of $3.93 per share of Ventura Stock.

    ADJUSTMENT OF NUMBER OF SHARES. The number and type of securities subject to the options and the purchase price of the shares of Ventura Stock are subject to adjustment upon any change in the Ventura Stock by reason of dividend, stock split, recapitalization, combination, exchange of shares or other similar transactions or events such that City National will receive (upon exercise of the option) the same number and class of securities as if the option had been exercised immediately prior to the occurrence of such transaction or event. The number of shares of Ventura Stock subject to the option will also be adjusted in the event Ventura issues additional shares of Ventura Stock, such that the number of shares of Ventura Stock subject to the option represents 19.9% of Ventura's Stock then outstanding.

    SUBSTITUTE OPTION. In the event of certain mergers or consolidations involving Ventura or its subsidiaries or the sale or transfer of substantially all of Ventura's assets, City National has the right to cause the option to convert into or be exchanged for a substitute option. This substitute option would be subject to exercise by City National and repurchase by the issuer at the request of City National, at prices, and subject to conditions, specified in the Option Agreement.

    REPURCHASE AT THE OPTION OF CITY NATIONAL. During the 12 month period following specified "Repurchase Events," City National has the right to require Ventura to repurchase the option and, to the extent permitted by the California Code, all shares of Ventura Stock purchased by City National pursuant to a previous exercise of the option. A "Repurchase Event" under the Option Agreement includes: (i) the acquisition by any person or group of beneficial ownership, or the right to acquire beneficial ownership, of 50% or more of the then-outstanding shares of Ventura Stock, (ii) the consummation of a transaction causing a substitute option to be issued, or (iii) following an Exercise Event, the receipt by City National of notice that regulatory approval required for the exercise of the option and purchase of the option shares will not be issued or granted.

    Any repurchase will be at a price specified in the Option Agreement as the "Repurchase Consideration." Generally, the Repurchase Consideration equals the sum of (1) the option price paid by City National upon exercises of the option,
(2) the excess of the Applicable Price over $3.93, multiplied by the number of shares of Ventura Stock with respect to which the option has not been exercised or with respect to which the option has been exercised but City National still has beneficial ownership of the shares of

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Ventura Stock, multiplied by the number of all of such shares. The portion of the Repurchase Consideration in excess of the exercise price paid by City National is limited to $2,000,000.

    Under the Option Agreement, the "Applicable Price" generally refers to the highest price per share of Ventura Stock (1) paid by another party in certain Repurchase Events, (2) received by Ventura shareholders in any transaction which caused a substitute option to be issued, or (3) in the market during a specified period prior to City National's exercise of its repurchase right. In the event of a sale of less than all of Ventura's assets, "Applicable Price" is defined with respect to market value of Ventura's remaining assets.

    REGISTRATION RIGHTS. City National has certain rights to require registration of any shares of Ventura Stock purchased pursuant to the Option Agreement under the securities laws if necessary to enable City National to sell such shares.

    EFFECT OF OPTION AGREEMENT. The Option Agreement is intended to increase the likelihood that the Merger will be consummated on the terms set forth in the Merger Agreement. Consequently, certain aspects of the Option Agreement may have the effect of discouraging persons who might now or prior to the Effective Time be interested in acquiring all of or a significant interest in Ventura from considering or proposing such an acquisition, even if such persons were prepared to offer higher consideration per share for Ventura Stock then the consideration set forth in the Merger Agreement.

RESALE OF CITY NATIONAL STOCK

    The shares of City National Stock issued pursuant to the Merger Agreement will be freely transferable under the Securities Act except for shares issued to any shareholder who may be deemed to be an "affiliate" of Ventura for purposes of Rule 145 under the Securities Act as of the date of the Special Meeting. Affiliates may not sell their shares of City National Stock acquired in connection with the Merger except pursuant to an effective registration statement under the Securities Act covering such shares or in compliance with Rule 145 under the Securities Act or another applicable exemption from the registration requirements of the Securities Act. Persons who may be deemed to be affiliates of Ventura generally include individual or entities that control, are controlled by or are under common control with Ventura and may include certain officers and directors of Ventura as well as principal shareholders of Ventura.

    Certain persons who Ventura believes to be affiliates of Ventura have entered into an agreement providing that such persons will not sell, assign, transfer or otherwise dispose of, or offer to sell, transfer or otherwise dispose of the City National Stock to be received by such persons in the Merger except (1) in compliance with the applicable provisions of the Securities Act and the rules and regulations thereunder or (2) in a transaction that, in the opinion of independent counsel reasonably satisfactory to City National, is exempt from registration under the Act.

                          DESCRIPTION OF CAPITAL STOCK

    The following summary does not purport to be complete and is subject in all respects to the applicable provisions of the Delaware Code and the City National Certificate of Incorporation. For a fuller discussion of certain rights associated with the City National Stock, see "Comparison of Rights of Holders of City National Stock and Ventura Stock."

COMMON STOCK

    City National has 75,000,000 authorized shares of Common Stock, of which approximately 43,826,808 were issued and outstanding as of November 8, 1996 and an additional 3,833,498 shares were subject to stock options. City National Stock is traded on the NYSE under the symbol "CYN."

    The holders of City National Stock are entitled to one vote per share on all matters requiring stockholder action. The City National Certificate does not permit cumulative voting for directors. The holders of City National Stock have no preemptive or other subscription rights and there are no

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
redemption, sinking fund or conversion privileges applicable thereto. The holders of City National Stock are entitled to receive dividends as and when declared by the board of directors out of funds legally available therefor, subject to any restrictions by its regulators. Upon liquidation, dissolution or winding up of City National, holders of City National Stock are entitled to share ratably in all assets remaining after payment of liabilities. All outstanding share of City National Stock are fully paid and nonassessable.

    The registrar and transfer agent for City National Stock is Continental Stock Transfer Trust Company.

PREFERRED STOCK

    City National has 5,000,000 authorized shares of preferred stock, of which none were issued and outstanding as of November 5, 1996. City National's Certificate of Incorporation provides that the terms, rights and preferences of any preferred stock issued in the future, including dividend rates, conversion prices, voting rights, redemption prices, maturity dates, liquidation preference and similar matters, are to be determined by City National's Board of Directors at the time such issuance is approved. Management does not presently know whether any shares of preferred stock will actually be issued or, if issued, what the terms, rights and preferences thereof will be. Under Delaware law, however, the holders of such preferred stock will not have any preemptive rights with respect to the future issuance of shares of common or preferred stock, unless City National's Certificate of Incorporation is amended to provide for such rights. Depending on the terms, rights and preferences thereof, the issuance of any shares of preferred stock may have the effect of diluting the percentage of stock ownership and voting rights of other shareholders of City National.

SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW

    Section 203 ("Section 203") of the Delaware Code prevents a Delaware corporation from engaging in a "Business Combination" (defined to include a variety of transactions, including mergers, as set forth below) with an "Interested Stockholder" (generally defined as a person with 15% or more of a corporation's outstanding voting stock) for three years following the date such person became an Interested Stockholder unless: (1) before such person became an Interested Stockholder, the board of directors of the corporation approved either the Business Combination or the transaction in which the Interested Stockholder became an Interested Stockholder; (2) upon consummation of the transaction which resulted in the Interested Stockholder becoming an Interested Stockholder, the Interested Stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding stock held by directors who ar also officers and employe stock ownership plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tendered or exchange offer); or (3) following the date on which such person became an Interested Stockholder, the Business Combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the Interest Stockholder.

    Under Section 203, the restrictions described above apply to City National unless, among other things, (1) by the affirmative vote of a majority of shares entitled to vote, it adopts an amendment to its certificate of incorporation or bylaws expressly electing not to be governed by Section 203 (such an amendment would not be effective until 12 months after its adoption and would not apply to any Business Combination between City National and any person who became an Interest Stockholder on or prior to such adoption); or (2) no class of City National's voting stock is (x) listed on a national securities exchange, (y) authorized for quotation on an inter-dealer quotation system of a registered national securities association or (z) held of record by more than 2,000 stockholders (unless any of the foregoing results from action taken, directly or indirectly, by an Interested Stockholder or from a transaction in which a person becomes an Interested Stockholder).

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    A Business Combination is defined in Section 203 as (1) a merger or consolidation; (2) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets having an aggregate market value equal to 10% or more of the aggregate market value of either all assets of the corporation determined on a consolidated basis or all the outstanding stock of a corporation; (3) any transaction which results in the issuance or transfer by the corporation, or by certain subsidiaries thereof, of any of its stock to the Interested Stockholder, except pursuant to (a) the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into stock of the corporation of any subsidiary which were outstanding prior to the time the stockholder became an Interested Stockholder or (b) a transaction which effects a pro rata distribution to all stockholders of the corporation; (4) any transaction involving the corporation or certain subsidiaries thereof which has the effect of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the corporation or any such subsidiary which is owned directly or indirectly by the Interested Stockholder (except as a result of immaterial changes due to fractional share adjustment); or (5) any receipt by the Interested Stockholder of the benefit (except proportionately as a stockholder of such corporation) of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

CHARTER AND BYLAW PROVISIONS

    Nominations for the election of directors of City National may be made by the Board of Directors or by any stockholder entitled to vote for the election of directors. Stockholders intending to nominate a director candidate for election must deliver written notice thereof to the Secretary of City National not later than 60 days in advance of such meeting. Such notice must set forth certain information concerning such stockholder and the stockholder's nominee(s).

    The City National Certificate provides that the City National Board of Directors consists of three classes. The directors in each class serve on the City National Board of Directors for approximately three years each. Notwithstanding the foregoing, the directors who currently serve in class one will serve through the 1997 City National shareholders' meeting, the directors who currently serve in class two will serve through the 1998 City National shareholders' meeting and the directors who currently serve in class three will serve through the 1999 City National shareholders' meeting.

    The annual meeting of stockholders is required to be held each year on the third Tuesday in April or at such other date designated by the Board of Directors. Under City National's Bylaws, a special meeting of stockholders may be called only by the President of City National or by a majority of the Board of Directors.

    The City National Certificate requires the approval of the holders of at least 70% of the outstanding Common Stock of City National for certain "Business Combinations" between City National or any subsidiary and a "Restricted Person" or its affiliates. Such business combinations include the sale or other disposition of all, substantially all, or any substantial part of the assets or business of City National or its subsidiaries; the purchase or other acquisition of all, substantially all, or any substantially part of the assets or business of another person; a merger or consolidation; any reclassification of securities or recapitalization designed to decrease the holders of any class of City National's voting securities if, immediately thereafter, a Restricted Person will be the owner of more than 35% of any such class; and the issuance of voting securities, or rights, warrants or options to acquire any such securities of City National or a subsidiary, to a Restricted Person. The foregoing stockholder approval is not required for any business combination approved by the Board of Directors (1) at a time when such other party was not a restricted Person or (2) in advance by the affirmative votes of at least the number of directors that is one less than the entire authorized number of directors of City National, at a meeting called for such purpose. A "Restricted Person" is any entity or group which, during any period of 12 consecutive months, directly or indirectly acquired more than 5% of the shares of any class of voting security of City National, except if the transaction in which such securities were acquired was approved in advance by 66 2/3% of the Board of Directors. A party ceases to be a Restricted Person at the end of 24 months following the most recent

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month in which such securities were acquired which, together with all other securities acquired in the immediately preceding 11 months, aggregated more than 5% of the outstanding voting securities.

    Under Delaware law, a certificate of incorporation can be amended by a majority of shares entitled to vote thereon, except as the certificate of incorporation otherwise provides or if the amendment relates to a provision requiring a greater vote. The foregoing provision contained in the Certificate of Incorporation of City National with respect to the requirements for a 70% stockholder vote in certain business combinations can be repealed or amended only with the approval of the holders of 70% of the outstanding City National Stock at a meeting called for such purpose, excluding City National Stock owned or controlled by a "Restricted Person" or its affiliates.

    The foregoing provisions of the City National Certificate, the Bylaws and
Section 203 of the Delaware Code have certain anti-takeover effects. The provisions help ensure that the Board of Directors, if confronted by a surprise proposal from a third party, will have sufficient time to review the proposal and alternatives to the proposal. In addition, the provisions help to insure that the holders of City National's stock are fairly treated in a multi-step acquisition.

    The provisions are intended to encourage persons seeking to acquire control of City National to initiate such an acquisition through arms-length negotiations with City National's Board of Directors. The provisions may have the effect of discouraging a third party from making a tender offer or otherwise attempting to attain control of City National, even through such an attempt might be beneficial to City National and its stockholders.

LIMITATION ON DIRECTOR'S LIABILITY

    City National has entered into indemnification agreements with certain officers and directors of City National which provide that City National agrees to indemnify and hold harmless such officer of director to the fullest extent permissible under its Certificate of Incorporation, Bylaws and applicable law. The indemnification agreements provide that rights granted thereunder cannot be eliminated or lessened by amendment to City National's Certificate of Incorporation or Bylaws.

    In addition, City National's Certificates of Incorporation and City National Bank's articles of association provide that, to the fullest extent permitted by the Delaware Code and, in the case of City National Bank, except as prohibited by rules of the OCC, a director of City National or City National Bank shall not be liable to City National or City National Bank or their respective stockholders for monetary damages for breach of fiduciary duty as a director. The Delaware Code currently provides that a director may be relieved of liability for a breach of fiduciary duty (including acts constituting gross negligence), except under certain circumstances, including breach of the director's duty of loyalty to a corporation or its stockholders, acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law, unlawful payment of a dividend or unlawful stock purchase or redemption or any transaction from which the director derived an improper personal benefit.

                               DISSENTERS' RIGHTS

RIGHTS OF DISSENTING SHAREHOLDERS

    Because Ventura Stock is traded on Nasdaq and listed on the list of OTC margin stocks issued by the Board of Governors of the Federal Reserve System, dissenters' rights will be available to the shareholders of Ventura only if the holders of five percent (5%) or more of Ventura Stock make a written demand upon Ventura for the purchase of dissenting shares in accordance with Chapter 13 ("Chapter 13") of the California Code. If this condition is satisfied and the Merger is consummated, shareholders of Ventura who dissent from the Merger by complying with the procedures set forth in Chapter 13 would be entitled to receive an amount equal to the fair market value of their shares as of September 13, 1996, the last trading day before the public announcement of the Merger. The high, low and closing sales prices for Ventura

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Stock on September 13, 1996 were $3.75, $3.50 and $3.625, respectively. A copy of Chapter 13 of the California Code is attached hereto as Appendix B and should be read for more complete information concerning dissenters' rights, THE REQUIRED PROCEDURE SET FORTH IN CHAPTER 13 OF THE CALIFORNIA CODE MUST BE FOLLOWED EXACTLY OR ANY DISSENTERS' RIGHTS MAY BE LOST. The information set forth below is a general summary of dissenters' rights as they apply to Ventura shareholders and is qualified in its entirety by reference to Appendix B.

    In order to be entitled to exercise dissenters' rights, a shareholder of Ventura must vote "AGAINST" the Merger. Thus, any shareholder who wishes to dissent and executes and returns a proxy in the accompanying form must specify that his or her shares are to be voted "AGAINST" the Merger. If the shareholder returns a proxy without voting instructions or with instructions to vote "FOR" the Merger, his or her shares will automatically be voted in favor of the Merger and the shareholder will lose any dissenters' rights. In addition, if the shareholder abstains from voting his or her shares, the shareholder will lose his or her dissenters' rights.

    Furthermore, in order to preserve his or her dissenters' rights, a shareholder must make a written demand upon Ventura for the purchase of dissenting shares and payment to such shareholder of their fair market value, specifying the number of shares held of record by such shareholder and a statement of what the shareholder claims to be the fair market value of those shares as of September 13, 1996. Such demand must be addressed to Ventura County National Bancorp, 500 Esplanade Drive, Oxnard, California 93030; Attention:
Simone Lagomarsino, and must be received by Ventura not later than the date of the Meeting. A vote "Against" the Merger does not constitute such written demand.

    If the holders of five percent (5%) or more of the outstanding shares of Ventura Stock have submitted a written demand for Ventura to purchase their shares, these demands are received by Ventura on or before the date of the Meeting and the Merger is approved by the shareholders, Ventura will have ten days after such approval to send to those shareholders who have voted against the approval of the Merger written notice of such approval accompanied by a copy of Chapter 13 of the California Code, a statement of the price determined by Ventura to represent the fair market value of the dissenting shares as of September 13, 1996, and a brief description of the procedure to be followed if a shareholder desires to exercise dissenters' rights. Within 30 days after the date on which the notice of the approval of the Merger is mailed, the dissenting shareholder must surrender to Ventura at the office designated in the notice of approval, the certificates representing the dissenting shares to be stamped or endorsed with a statement that they are dissenting shares or to be exchanged for certificates of appropriate denomination so stamped or endorsed. Any shares of Ventura Stock that are transferred prior to their submission for endorsement lose their status as dissenting shares.

    If Ventura and the dissenting shareholder agree that the surrendered shares are dissenting shares and agree upon the price of the shares, the dissenting shareholder will be entitled to the agreed price with interest thereon at the legal rate on judgments from the date of the agreement. Payment of the fair market value of the dissenting shares shall be made within 30 days after the amount thereof has been agreed upon or 30 days after any statutory or contractual conditions to the Merger have been satisfied, whichever is later, subject to the surrender of the certificates therefor, unless provided otherwise by agreement.

    If Ventura denies that the shares surrendered are dissenting shares, or Ventura and the dissenting shareholder fail to agree upon a fair market value of such shares of Ventura Stock, then the dissenting shareholder of Ventura must, within six months after the notice of approval is mailed, file a complaint in the Superior Court of the proper county requesting the court to make such determinations or intervene in any pending action brought by any other dissenting shareholder. If the complaint is not filed or intervention in a pending action is not made within the specified six-month period, the dissenters' rights are lost. If the fair market value of the dissenting shares is at issue, the court will determine, or will appoint one or more impartial appraisers to determine, such fair market value.

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    A dissenting shareholder may not withdraw his or her dissent or demand for payment unless Ventura consents to such withdrawal.

    In the event a person who makes a timely written demand for purchase and votes against the Merger subsequently files an Effective Election Statement before the Election Deadline, he or she will be deemed to have waived his or her dissenters' rights, and his or her shares will be converted into City National Stock or cash or both in accordance with the instructions given in the Effective Election Statement.

FEDERAL INCOME TAX TREATMENT OF DISSENTERS

    Any shareholder of Ventura who effectively dissents from the Merger (see "Rights of Dissenting Shareholders," above) and who receives cash for his or her shares will recognize a gain (or loss) for federal income tax purposes equal to the amount by which the cash received for those shares exceeds (or is less than) the shareholder's tax basis for the shares. The amount of that gain (or loss), if any, will be treated as ordinary income (or loss) or long-term or short-term capital gain (or loss) depending on the length of time the shares are held by the dissenter, whether the shares are held as a capital asset, and whether the dissenter is deemed to own shares of Ventura Stock pursuant to the attribution rules of Section 318 of the Code. In certain circumstances, a dissenter can be deemed for tax purposes to own shares that are actually owned by a non-dissenter that is related to the dissenter, with the possible result that the cash received in the exercise of the dissenter's rights could be treated as a dividend received pursuant to a corporate distribution rather than an amount received pursuant to a sale or exchange of Ventura Stock. See "THE MERGER -- Certain Federal Income Tax Consequences."

    COMPARISON OF RIGHTS OF HOLDERS OF CITY NATIONAL STOCK AND VENTURA STOCK

    City National is incorporated under the laws of the State of Delaware and Ventura is incorporated under the laws of the State of California. Shareholders whose rights as shareholders are currently governed by California law and the Ventura Articles and Ventura Bylaws, will, in the event that such shareholders receive City National Stock as full or partial consideration in the Merger, become shareholders of City National, and their rights as such will be governed by Delaware law and the City National Certificate and City National By-laws. Certain differences between the rights of holders of shares of City National Stock and shares of Ventura Stock are summarized below.

    The following summary does not purport to be a complete statement of the rights of shareholders under the applicable California laws and the Ventura Articles and Ventura Bylaws as compared with the rights of City National shareholders under the applicable Delaware laws, the City National Certificate and City National By-laws or a complete description of the specific provisions referred to herein. The identification of specific differences is not meant to indicate that other equally or more significant differences do not exist. The summary is qualified in its entirety by reference to the Delaware Code and the California Code and the governing corporate instruments of City National and Ventura, to which such shareholders are referred.

CERTAIN VOTING RIGHTS

    California law generally requires approval of any reorganization (which includes a merger, certain exchange reorganizations and certain sale-of-asset reorganizations) or sale of all or substantially all of the assets of a corporation by the affirmative vote of the holders of a majority (unless the articles of incorporation require a higher percentage) of the outstanding shares of each class of capital stock of the corporation entitled to vote thereon. The Ventura Articles do not require a higher percentage.

    Under Delaware law, any merger, consolidation or sale of all or substantially all of the assets of a corporation requires the approval of the holders of a majority (unless the certificate of incorporation requires a higher percentage) of the outstanding shares of such corporation entitled to vote thereon. The

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City National Certificate does not require a higher percentage except with respect to certain "business combinations" with restricted persons as more particularly described below.

    In general, under California law, no approval of a reorganization is required by the holders of the outstanding shares in the case of any corporation if such corporation, or its shareholders immediately before such reorganization, or both, own, immediately after such reorganization, equity securities (other than warrants or rights) of the surviving or acquiring corporation, or the parent of either of the constituent corporations, possessing more than five-sixths of the voting power of such surviving or acquiring corporation or such parent.

    Delaware law provides that (unless required by the certificate of incorporation) no authorization by stockholders of a surviving or acquiring corporation is necessary for a merger if (1) the merger does not amend the certificate of incorporation of the corporation, (2) each share of stock of the corporation outstanding prior to the merger remains identical after the merger, and (3) either no shares of common stock of the surviving corporation and no shares, securities or obligations convertible into such shares are to be issued or delivered under the plan of merger or the authorized unissued shares or the treasury shares of common stock of the corporation to be issued or delivered under the merger plus shares issuable upon conversion of any other shares, securities or obligations to be issued or delivered under the merger do not exceed 20% of the shares of common stock of the corporation outstanding prior to the merger. The City National Certificate does not require stockholder authorization for mergers of the type described in the preceding sentence.

    Notwithstanding the foregoing, the City National Certificate requires the approval of the holders of at least 70% of the outstanding shares of City National Stock for certain "business combinations" between City National or any subsidiary and a Restricted Person (as hereinafter defined) or its affiliates. Such business combinations include the sale or other disposition of all, substantially all, or any substantial part of the assets or business of City National or its subsidiaries; the purchase or other acquisition of all, substantially all, or any substantial part of the assets or business of another person; a merger or consolidation; any reclassification of securities or recapitalization designed to decrease the holders of any class of City National's voting securities if, immediately thereafter, a Restricted Person will be the owner of more than 35% of any such class; and the issuance of voting securities or rights, warrants or options to acquire any such securities of City National or a subsidiary to a Restricted Person. The foregoing stockholder approval is not required for any business combination approved by the Board of Directors (1) at a time when such other party was not a Restricted Person or (2) in advance by the affirmative votes of at least the number of directors that is one less than the entire authorized number of directors of City National, at a meeting called for such purpose. A "Restricted Person" is any entity or group which, during any period of 12 consecutive months, directly or indirectly acquired more than 5% of the shares of any class of voting security of City National, except if the transaction in which such securities were acquired was approved in advance by 66 2/3% of the board of directors. A party ceases to be a Restricted Person at the end of 24 months following the most recent month in which such securities were acquired which, together with all other securities acquired in the immediately preceding 11 months, aggregated more than 5% of the outstanding voting securities.

    Under California law, a parent corporation may, without shareholder approval, merge into itself a subsidiary of which it owns at least 90% of the outstanding shares of each class of stock.

    Similarly, Delaware law permits a merger of a 90% owned subsidiary corporation into its parent without shareholder approval so long as the resolution of the Board of Directors of the parent providing for the merger states the terms and conditions of the merger, including the consideration to be given by the parent in exchange for the subsidiary shares not owned by the parent.

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DIVIDENDS

    Generally, a California corporation may pay dividends out of retained earnings or if, after giving effect thereto, (1) the sum of the assets (excluding goodwill and certain other assets) of the corporation is at least equal to 1 1/4 times its liabilities (excluding certain deferred credits) and
(2) the current assets of such corporation are at least equal to (A) its current liabilities or (B) if the average of the earnings of such corporation before taxes and interest expense for the two preceding fiscal years was less than the average of the interest expense of such corporation for such fiscal years, 1 1/4 times its current liabilities. In addition, the ability of a California corporation to pay dividends is restricted by certain limitations for the benefit of certain preference shares.

    Under Delaware law, a corporation may pay dividends out of surplus or, in the event that no surplus exists, out of its net profits for the fiscal year in which the dividend is declared or its net profits for the preceding fiscal year, subject to certain limitations for the benefit of certain preference shares. The City National Bylaws provide that the Board of Directors may, in accordance with applicable law, declare dividends.

ELECTION OF DIRECTORS; BOARD OF DIRECTORS

    Under California law (unless a listed corporation's articles of incorporation or bylaws provide otherwise), any shareholder of a corporation is entitled to cumulate his or her votes for the election of directors provided that at least one shareholder has given notice at the meeting prior to the voting of such shareholder's intention to cumulate his or her votes. Cumulative votes may only be cast for candidates who have been nominated before the voting. The Ventura Bylaws state that provided that Ventura is a "listed corporation" within the meaning of Section 301.5 of the California Code, Ventura shall not have cumulative voting. Ventura is a "listed corporation" within the meaning of
Section 301.5 of the California Code and, accordingly, Ventura does not have cumulative voting.

    Delaware law permits cumulative voting in the election of directors of a corporation if the certificate of incorporation of such corporation provides for cumulative voting. The City National Certificate does not provide for cumulative voting.

    Under California law, Ventura, as a listed corporation, is permitted to provide in its articles of incorporation or bylaws for classification of its Board of Directors into up to three classes. Pursuant to the Ventura Bylaws, the Ventura Board of Directors consists of three classes of directors. The directors in each class serve three year terms.

    Under Delaware law, City National is permitted to provide in its certificate of incorporation or in an initial bylaw for classification of its Board of Directors into up to three classes. The City National Certificate provides that the City National Board of Directors consists of three classes. The directors in each class serve on the City National Board of Directors for approximately three years each. Notwithstanding the foregoing, the directors who currently serve in class one will serve through the 1997 City National shareholders' meeting, the directors who currently serve in class two will serve through the 1998 City National shareholders' meeting and the directors who currently serve in class three will serve through the 1999 City National shareholders' meeting.

REMOVAL OF DIRECTORS; FILLING VACANCIES ON THE BOARD OF DIRECTORS

    Under California law the holders of at least 10% of the number of outstanding shares of any class of stock may initiate a court action to remove any director for cause. In addition, any or all of the directors of a California corporation may be removed without cause by the affirmative vote of a majority of the outstanding shares entitled to vote. However, no director may be removed (unless the entire board is removed) when the votes cast against removal would be sufficient to elect the director if voted cumulatively at an election at which the same total number of votes were cast and the entire number of the directors authorized at the time of the director's most recent election were then being elected.

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    Under Delaware law, any or all directors of a corporation may be removed, with or without cause, by the holders of a majority of the shares entitled to vote at an election of directors. However, in the case of a corporation whose board is classified, shareholders may remove directors only for cause, and in the case of a corporation having cumulative voting, if less than the entire board is to be removed, no director may be removed without cause if the votes cast against his removal would be sufficient to elect him if then cumulatively voted at an election of the entire board of directors, or, if there are classes of directors, at an election of the class of directors of which he or she is a part.

    Under California law (unless otherwise provided in the articles of incorporation or bylaws and except for a vacancy created by the removal of a director), vacancies on the board of directors may be filled by approval of the board. In addition, any vacancy not filled by the directors may be filled by the vote of the majority of shares entitled to vote. Neither the Ventura Articles nor the Ventura Bylaws provide otherwise. Under Delaware law (unless otherwise provided in the articles of incorporation or bylaws), vacancies and newly-created directorships resulting from any increase in the authorized number of directors may be filled by a majority of the directors in office. Neither the City National Certificate nor the City National Bylaws provides otherwise.

SPECIAL MEETINGS OF SHAREHOLDERS; SHAREHOLDER ACTION BY WRITTEN CONSENT

    Under California law, a special meeting of shareholders may be called by the board of directors, the chairman of the board, the president or the holders of shares entitled to cast not less than 10% of the votes at the meeting or such additional persons as may be provided in the articles of incorporation or bylaws. Neither the Ventura Articles nor the Ventura Bylaws permit any other person to call a special meeting.

    Under Delaware law, a special meeting of shareholders may be called by the board of directors or such other persons as may be authorized by the certificate of incorporation or by-laws. The City National Bylaws provide that a special meeting may be called by the president and shall be called by the president or secretary at the written request of a majority of the board of directors.

    Under California law (unless otherwise provided in the articles) and the Ventura Bylaws, any action which may be taken at a meeting of shareholders may also be taken by the written consent of the holders of at least the same proportion of outstanding shares as would be necessary to take such action at a meeting at which all shares entitled to vote were present and voted, except that the election of directors by written consent generally requires the unanimous consent of all shares entitled to vote for the election of directors. The Ventura Articles do not provide otherwise.

    Under Delaware law (unless otherwise provided in the certificate of incorporation), any action which is required to be taken or may be taken at a meeting of stockholders, may be taken by a written consent signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting. The City National Certificate provides that such action may be taken by the written consent of the holders of not less than a majority of the stock entitled to vote upon such action if a meeting were held.

AMENDMENT OF BYLAWS

    Under California law, bylaws may be adopted, amended or repealed either by the vote of a majority of the outstanding shares entitled to vote thereon or (subject to any restrictions in the articles of incorporation or bylaws) by the approval of the board of directors, except that amendments to the bylaws specifying or changing a fixed number of directors or the maximum or minimum number or changing from a fixed to a variable board or vice versa may only be adopted by approval of the affirmative vote of a majority of the outstanding shares entitled to vote.

    Under Delaware law, the power to adopt, amend or repeal by-laws is vested in the stockholders entitled to vote unless the certificate of incorporation confers the power to adopt, amend or repeal by-laws

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upon the directors as well. The City National Certificate provides that the City
National Bylaws may be made, altered, amended or repealed by the board of directors.

AMENDMENT OF CHARTER

    Under California and Delaware law, amendments to the charter of a corporation generally require approval by vote of the board of directors and the holders of a majority of outstanding shares entitled to vote thereon and, where their rights are affected, by the holders of a majority of the outstanding shares of a class, whether or not such class is entitled to vote thereon by the provision of the charter.

DISSENTERS' RIGHTS

    Under California law, in the event of a merger of a corporation for which the approval of outstanding shares is required, dissenting shareholders of such corporation who follow prescribed statutory procedures are entitled to receive payment of the fair market value of their shares. For a more complete description of such rights, see "DISSENTERS' RIGHTS."

    Under Delaware law, appraisal rights are generally available for the shares of any class or series of stock of a corporation in a merger or consolidation; provided that no appraisal rights are available for the shares of any class or series of stock which, at the record date for the meeting held to approve such transaction, were either (1) listed on a national securities exchange or (2) held of record by more than 2,000 stockholders. Further, no appraisal rights are available to stockholders of the surviving corporation if their vote is not required in connection with the merger. Notwithstanding the foregoing provisos, appraisal rights are available if stockholders receive in the merger or consolidation consideration other than: (1) shares of stock of the corporation surviving or resulting from such merger or consolidation; (2) shares of stock of any other corporation which at the effective date of the merger or consolidation is either listed on a national securities exchange or held of record by more than 2,000 stockholders; (3) cash in lieu of fractional shares; or (4) any combination of the foregoing.

CERTAIN BUSINESS COMBINATIONS AND REORGANIZATIONS

    Generally, Delaware law would prevent an Interested Stockholder (as defined in the Delaware Code) from engaging in a Business Combination (as defined in
Section 203 of the Delaware Code) with a corporation for three years following the date such person became an Interested Stockholder unless: (1) before such person became an Interested Stockholder, the board of directors of such corporation approved either the business combination or the transaction in which the Interested Stockholder became an Interested Stockholder; (2) upon consummation of the transaction which resulted in the Interested Stockholder becoming an Interested Stockholder, the Interested Stockholder owned at least 85% of the voting stock of such corporation outstanding at the time the transaction commenced (excluding stock held by (A) directors who are also officers and (B) employee stock ownership plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer), or (3) at or subsequent to such time, the Business Combination is (x) approved by the board of directors of such corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of such corporation not owned by the Interested Stockholder.

    Under California law, if a tender offer or written proposal to acquire a corporation by a reorganization or certain sales of assets is made to a corporation's shareholders by an Interested Party (as hereinafter defined) (each an "Interested Party Proposal"), (1) an affirmative opinion in writing as to the fairness of the consideration to the shareholders of such corporation must be delivered to shareholders of such corporation (or, in the event that no shareholder approval is required for the consummation of the transaction, to the corporation's board of directors) and (2) such shareholders must be (a) informed of certain later tender offers or written proposals for a reorganization or sale of assets made by other persons and (b) afforded a reasonable opportunity to withdraw any vote, consent or proxy previously given or shares previously tendered in connection with the Interested Party Proposal. For the purposes of this paragraph, "Interested Party" shall mean a person who is a party to the transaction and (x) directly or indirectly controls the corporation that is the subject of the tender offer or proposal;
(y) is, or is directly or indirectly controlled by, an officer or director of the subject corporation; or (z) is an entity in which a material financial interest (as defined in Section 310 of the California Code) is held by any director or executive officer of the subject corporation.

    In addition, in connection with any merger transaction, California law generally requires that, unless all shareholders of a class or series consent (and except with respect to fractional shares), each share of such class or series must be treated equally with respect to any distribution of cash, property, rights or securities. California law also provides generally that if a corporation that is party to a merger, or its parent, owns more than 50% but less than 90% of the voting power of the other corporation that is party to such merger, the nonredeemable shares of common stock of the controlled corporation may be converted only into nonredeemable shares of the surviving corporation or a parent party unless all of the shareholders of the class consent.

                        VALIDITY OF CITY NATIONAL STOCK

    Certain legal matters concerning the City National Stock will be passed upon for City National by Richard H. Sheehan, Jr. Senior Vice President and General Counsel of City National. As of November 8, 1996, Mr. Sheehan owned beneficially, directly or indirectly, 2,000 shares of City National Stock and owned options exercisable for 5,375 shares of such stock.

                                    EXPERTS

    The financial statements of Ventura incorporated by reference in this Proxy Statement/Prospectus have been audited by Deloitte & Touche LLP, independent auditors, for the periods indicated in their report thereon which is included in Ventura's Annual Report on Form 10-K for the year ended December 31, 1995. The financial statements audited by Deloitte & Touche LLP have been incorporated herein by reference in reliance on their report given on the authority of said firm as experts in accounting and auditing. Representatives of Deloitte & Touche LLP are expected to be present at the Special Meeting and are expected to be available to respond to appropriate questions.

    The consolidated financial statements of City National as of December 31, 1995 and 1994 and for each of the years in the three year period ended December 31, 1995 incorporated by reference in this Proxy Statement/Prospectus have been incorporated herein by reference and in this Proxy Statement/Prospectus in reliance on the report of KPMG Peat Marwick LLP, independent certified public accountants and upon the authority of said firm as experts in accounting and auditing.

                                 OTHER MATTERS

    The Board of Directors of Ventura does not know of any matter to be presented at the Special Meeting other than that set forth above. However, if other matters come before the Meeting, it is the intention of the persons named in the accompanying Proxy to vote the shares represented by the Proxy in their discretion, taking into account any recommendations of the Board of Directors of Ventura on such matters, and discretionary authority to do so is included in the Proxy.

                                                                      APPENDIX A

                          AGREEMENT AND PLAN OF MERGER
                                    BETWEEN
                           CITY NATIONAL CORPORATION
                                      AND
                        VENTURA COUNTY NATIONAL BANCORP

                               SEPTEMBER 15, 1996

                               TABLE OF CONTENTS

                                                                                                                     PAGE
                                                                                                                   ---------
ARTICLE I              THE MERGER AND RELATED TRANSACTIONS.......................................................        A-1
            1.1        Structure of the Merger...................................................................        A-1
            1.2        Closing...................................................................................        A-1
            1.3        Effective Time............................................................................        A-2
            1.4        Effects of the Merger.....................................................................        A-2
            1.5        The Bank Merger...........................................................................        A-2
            1.6        California Requirements...................................................................        A-2

     ARTICLE II        EFFECT OF THE MERGER ON THE CAPITAL STOCK OF THE CONSTITUENT CORPORATIONS.................        A-2
     2.1               Effect on Capital Stock...................................................................        A-2
     2.2               Conversion of VCNB Common Stock...........................................................        A-3
     2.3               Election and Proration Procedures.........................................................        A-3
     2.4               Stock Options.............................................................................        A-5
     2.5               Adjustments for Dilution and Other Matters................................................        A-6
     2.6               Conversion of Dissenting Common Stock.....................................................        A-6

ARTICLE III            EXCHANGE OF SHARES........................................................................        A-6
            3.1        Exchange Procedures.......................................................................        A-6
            3.2        Voting and Dividends......................................................................        A-7
            3.3        No Liability..............................................................................        A-7
            3.4        Withholding Rights........................................................................        A-7

     ARTICLE IV        CONDUCT PENDING THE MERGER................................................................        A-8
     4.1               Conduct of VCNB's and Each Bank's Business Prior to the Effective Time....................        A-8
     4.2               Forbearance by VCNB and its Subsidiaries..................................................        A-8
     4.3               Timeliness of CNC's Consent...............................................................       A-10
     4.4               Conduct by CNC Prior to the Effective Time................................................       A-11

ARTICLE V              REPRESENTATIONS AND WARRANTIES............................................................       A-11
     5.1               Representations and Warranties of VCNB and the Bank.......................................       A-11
                       (a)        Recitals True..................................................................       A-11
                       (b)        Capital Stock..................................................................       A-11
                       (c)        Authority......................................................................       A-11
                       (d)        Subsidiaries...................................................................       A-11
                       (e)        Approvals......................................................................       A-11
                       (f)        No Violations..................................................................       A-12
                       (g)        Community Reinvestment Act.....................................................       A-12
                       (h)        Reports........................................................................       A-12
                       (i)        Financial Statements...........................................................       A-13
                       (j)        Absence of Certain Changes or Events...........................................       A-13
                       (k)        Taxes..........................................................................       A-13
                       (l)        Absence of Claims; Litigation..................................................       A-14
                       (m)        Regulatory Actions.............................................................       A-14
                       (n)        Certain Agreements.............................................................       A-14
                       (o)        Labor Matters..................................................................       A-14
                       (p)        Employee Benefit Plans.........................................................       A-14
                       (q)        Insider Loans; Other Transactions..............................................       A-15
                       (r)        Title to Assets................................................................       A-15
                       (s)        Knowledge as to Conditions.....................................................       A-16

                       (t)        Compliance with Laws...........................................................       A-16
                       (u)        Fees...........................................................................       A-16
                       (v)        Environmental..................................................................       A-16
                       (w)        Allowance for Possible Loan Losses.............................................       A-18
                       (x)        Performance of Obligations.....................................................       A-18
                       (y)        Insurance......................................................................       A-18
                       (z)        Listing of Loans...............................................................       A-18
                       (aa)       Derivative Transactions........................................................       A-18
                       (bb)       Trust Administration...........................................................       A-18
                       (cc)       Contingent Liabilities.........................................................       A-19
                       (dd)       Statements True and Correct....................................................       A-19
                       (ee)       Timeliness and Compliance of Reports and Filings...............................       A-19
     5.2               Representations and Warranties of CNC.....................................................       A-19
                       (a)        Recitals True..................................................................       A-19
                       (b)        Capital Stock..................................................................       A-19
                       (c)        Authority......................................................................       A-20
                       (d)        Approvals......................................................................       A-20
                       (e)        No Violations..................................................................       A-20
                       (f)        Financial Statements...........................................................       A-20
                       (g)        Absence of Certain Changes or Events...........................................       A-20
                       (h)        Absence of Claims..............................................................       A-21
                       (i)        Regulatory Actions.............................................................       A-21
                       (j)        Knowledge as to Conditions.....................................................       A-21
                       (k)        Compliance with Laws...........................................................       A-21
                       (l)        Fees...........................................................................       A-21
                       (m)        Community Reinvestment Act.....................................................       A-21
                       (n)        Statements True and Correct....................................................       A-21
                       (o)        Timeliness and Compliance of Reports and Filings...............................       A-22
                       (p)        Tax Representation.............................................................       A-22

ARTICLE VI             COVENANTS.................................................................................       A-22
     6.1               Regulatory Matters........................................................................       A-22
     6.2               Stockholders' Approvals...................................................................       A-23
     6.3               Legal Conditions to Merger................................................................       A-23
     6.4               Information...............................................................................       A-23
     6.5               Employee Benefits.........................................................................       A-24
     6.6               Certain Filings, Consents and Arrangements................................................       A-25
     6.7               Additional Agreements; Parties............................................................       A-25
     6.8               Publicity.................................................................................       A-25
     6.9               Notification of Certain Matters...........................................................       A-26
     6.10              Pre-Closing Adjustments...................................................................       A-26
     6.11              Director Resignations.....................................................................       A-26
     6.12              Human Resources Issues....................................................................       A-26
     6.13              Assistance with Third-Party Agreements....................................................       A-26
     6.14              Notices and Communications................................................................       A-27
     6.15              Insurance Policies Assignment.............................................................       A-27
     6.16              Additional Agreements; Officers and Directors.............................................       A-28
     6.17              Affiliates and Five Percent Shareholders..................................................       A-28
     6.18              Cooperation...............................................................................       A-28
     6.19              Indemnification and Directors and Officers................................................       A-28

     6.20              Shareholders' Agreement...................................................................       A-28

ARTICLE VII            CONDITIONS TO CONSUMMATION................................................................       A-29
     7.1               Conditions to Each Party's Obligations....................................................       A-29
     7.2               Conditions to Obligations of CNC..........................................................       A-29
     7.3               Conditions To Obligations of VCNB.........................................................       A-30

ARTICLE VIII           TERMINATION...............................................................................       A-31
     8.1               Termination...............................................................................       A-31
     8.2               Effect of Termination.....................................................................       A-32

ARTICLE IX             OTHER MATTERS.............................................................................       A-32
     9.1               Certain Definitions; Interpretations......................................................       A-32
     9.2               Non-Survival of Representations, Warranties and Covenant..................................       A-33
     9.3               Waiver and Modification...................................................................       A-34
     9.4               Counterparts..............................................................................       A-34
     9.5               Governing Law, Jurisdiction and Venue.....................................................       A-34
     9.6               Notices...................................................................................       A-34
     9.7               Entire Agreement..........................................................................       A-35
     9.8               Binding Effect; Assignment................................................................       A-35
     9.9               Severability..............................................................................       A-35
     9.10              No Third Party Beneficiaries..............................................................       A-35
     9.11              Specific Performance......................................................................       A-35
     9.12              Expenses..................................................................................       A-35

                          AGREEMENT AND PLAN OF MERGER

    THIS AGREEMENT AND PLAN OF MERGER, dated as of the 15th day of September, 1996 (the "AGREEMENT"), by and between City National Corporation ("CNC"), a Delaware corporation, and Ventura County National Bancorp, a California corporation ("VCNB"), is entered into with reference to the following:

        A. CNC and VCNB are bank holding companies registered under the Bank Holding Company Act of 1956, as amended (the "BHCA") and subject to regulation and supervision by the Board of Governors of the Federal Reserve System (the "BOARD OF GOVERNORS");

        B. The Boards of Directors of CNC and VCNB have determined that it is in the best interests of their respective companies and shareholders to consummate the business combination transaction provided for in this Agreement;

        C. The parties hereto desire to effect a business combination through a merger (the "MERGER"), which will be structured so that VCNB will be merged into CNC and that CNC will be the surviving corporation in the Merger;

        D. As a condition and inducement to CNC's willingness to enter into this Agreement, VCNB and CNC are entering into, immediately after the execution and delivery hereof, a Stock Option Agreement (the "STOCK OPTION AGREEMENT") dated as of the date hereof, pursuant to which VCNB shall grant to CNC an option to purchase shares of the common stock, no par value, of VCNB (the "VCNB COMMON STOCK");

        E. The Merger requires certain shareholder and regulatory approvals and may be effected only after the necessary approvals have been obtained;

        F. For federal income tax purposes, it is intended that the Merger shall qualify as a "reorganization" within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended (the "CODE");

        G. The parties desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe certain conditions to the Merger; and

        H. Subject to any specific provisions of this Agreement, it is the intent of the parties that CNC by reason of this Agreement shall not (until consummation of the Merger) control, and shall not be deemed to control VCNB or any of its subsidiaries, directly or indirectly, and shall not exercise or be deemed to exercise, directly or indirectly, a controlling influence over the management or policies of the VCNB or any of its subsidiaries;

NOW, THEREFORE, in consideration of the promises and the mutual agreements contained herein, the parties hereto agree as follows:

                                   ARTICLE I
                      THE MERGER AND RELATED TRANSACTIONS

    SECTION 1.1 STRUCTURE OF THE MERGER. At the effective time of the Merger, VCNB will merge with and into CNC, with CNC being the surviving corporation (hereinafter sometimes called the "SURVIVING CORPORATION"), pursuant to the provisions of, and with the effect provided in, the Delaware General Corporation Law ("DGCL") and shall continue its corporate existence under the laws of the State of Delaware. The name of the Surviving Corporation shall be "City National Corporation". Upon consummation of the Merger, the separate corporate existence of VCNB shall cease.

    SECTION 1.2 CLOSING. The closing of the Merger (the "CLOSING") will take place at 6:00 P.M. Pacific time, on the first Friday (unless such date is a holiday, in which case it will be the preceding

Business Day (as defined in Section 9.1)) that is both (a) after satisfaction of each of the conditions set forth in Article VII; and (b) no less than four Business Days after the occurrence of the Election Deadline (as defined in Section 2.3).

    SECTION 1.3 EFFECTIVE TIME. The Merger shall become effective as set forth in the certificate of merger (the "CERTIFICATE OF MERGER") which shall be filed with the Secretary of State of the State of Delaware on the date of Closing. The term "EFFECTIVE TIME" shall be the date and time when the Merger becomes effective, as set forth in the Certificate of Merger.

    SECTION 1.4  EFFECTS OF THE MERGER.

    (a) At the Effective Time, (i) VCNB shall be merged with and into CNC and the separate existence of VCNB shall cease, (ii) the Certificate of Incorporation of CNC as in effect immediately prior to the Effective Time shall be the Certificate of Incorporation of Surviving Corporation, and (iii) the Bylaws of CNC as in effect immediately prior to the Effective Time shall remain the Bylaws of Surviving Corporation.

    (b) At and after the Effective Time, the Merger will have the effects set forth in the DGCL.

    SECTION 1.5 THE BANK MERGER. After the Merger, and at CNC's discretion, Ventura County National Bank ("VENTURA BANK") and/or Frontier Bank, N.A. ("FRONTIER") (collectively, the "BANKS") shall be merged with or into City National Bank ("CNB"), a wholly-owned subsidiary of CNC, pursuant to the Bank Merger Act and other applicable federal and state laws and regulations (the "BANK MERGERS").

    SECTION 1.6 CALIFORNIA REQUIREMENTS. CNC and VCNB shall each execute, deliver and/or certify each and every document, certificate or other instrument required under the California General Corporation Law (the "CGCL") to be filed with the Secretary of State of the State of California in order for the effectiveness of the Merger to be recognized in California. CNC shall file such items no later than three Business Days following the Effective Time.

                                   ARTICLE II
                      EFFECT OF THE MERGER ON THE CAPITAL
                     STOCK OF THE CONSTITUENT CORPORATIONS

    SECTION 2.1 EFFECT ON CAPITAL STOCK. Subject to the other provisions of this Article II, at the Effective Time, by virtue of the Merger and without any action on the part of the holders of shares of stock of VCNB and CNC:

    (a) COMMON STOCK OF CNC. Each share of common stock; $1.00 par value per share of CNC (the "CNC COMMON STOCK") issued and outstanding immediately prior to the Effective Time shall remain an issued and outstanding share of common stock of the Surviving Corporation, and shall not be affected by the Merger;

    (b) COMMON STOCK OF VCNB. Each share of common stock, no par value per share of VCNB ("VCNB Common Stock") issued and outstanding immediately prior to the Effective Time, shall be converted into the right to receive CNC Common Stock or cash as provided in Section 2.2(a);

    (c) DISSENTING COMMON STOCK. Each share of VCNB Common Stock that is a "dissenting share" within the meaning of Chapter 13 of the CGCL ("DISSENTING COMMON STOCK") shall not be converted into or represent a right to receive CNC Common Stock or cash hereunder unless and until such shares have lost their status as dissenting shares under Chapter 13 of the CGCL, at which time such shares shall either be converted into cash or CNC Common Stock pursuant to
Section 2.6.

    (d) CANCELLATION OF CERTAIN SHARES. Any shares of VCNB Common Stock held by CNC (or any of its wholly owned Subsidiaries) or VCNB (or any of its wholly owned Subsidiaries), other than those held in a fiduciary capacity or as a result of debts previously contracted, shall be canceled and retired at the Effective Time and no consideration shall be issued in exchange therefor.

    SECTION 2.2  CONVERSION OF VCNB COMMON STOCK.

    (a) Subject to the other provisions of this Article II, each share of VCNB Common Stock issued and outstanding immediately prior to the Effective Time (other than Dissenting Common Stock and Common Stock described in Section 2.1(d)) shall, by virtue of the Merger, be converted into the right to receive, at the election of the holder thereof as provided in Section 2.3, either:

        (i) a fraction of a share of CNC Common Stock equal to the quotient (such quotient, the "EXCHANGE RATIO") of (i) $5.03, divided by (ii) the average of the daily closing prices of a share of CNC Common Stock on the New York Stock Exchange as reported in the WALL STREET JOURNAL for the twenty consecutive trading days ending on the third trading day immediately prior to the Effective Time (such average, the "FINAL CNC STOCK PRICE"); provided, in the event that the Final CNC Stock Price shall be more than $19.10, the Exchange Ratio shall be 0.2634, and in the event that the Final CNC Stock Price shall be less than $15.65, the Exchange Ratio shall be 0.3214; or

        (ii) cash in the amount of $5.03 (such amount, the "PER SHARE CASH CONSIDERATION"); or

       (iii) a combination of CNC Common Stock and cash in the amounts as set forth in Subsections 2.2(a)(i) and (a)(ii) above.

    (b) At the Effective Time, the stock transfer books of VCNB shall be closed as to holders of VCNB Common Stock immediately prior to the Effective Time and no transfer of VCNB Common Stock by any such holder shall thereafter be made or recognized. If, after the Effective Time, certificates are properly presented in accordance with Article III of this Agreement to the Exchange Agent (as defined in Section 2.3), such certificates shall be canceled and exchanged for certificates representing the number of whole shares of CNC Common Stock, if any, and/or a check representing the amount of cash, if any, into which the VCNB Common Stock represented thereby was converted in the Merger, plus any payment for a fractional share of CNC Common Stock.

    SECTION 2.3  ELECTION AND PRORATION PROCEDURES.

    (a) ELECTION FORMS AND TYPES OF ELECTIONS. An election form and other appropriate and customary transmittal materials (which shall specify that delivery shall be effected, and risk of loss and title to the certificates theretofore representing shares of Common Stock shall pass, only upon proper delivery of such certificates to an exchange agent selected by CNC and reasonably acceptable to VCNB (the "EXCHANGE AGENT")) in such form as CNC and VCNB shall mutually agree ("ELECTION FORM") shall be mailed no less than thirty-five days prior to the anticipated Effective Time or on such other date as VCNB and CNC shall mutually agree ("MAILING DATE") to each holder of record of VCNB Common Stock as of five Business Days prior to the Mailing Date ("ELECTION FORM RECORD DATE"). CNC shall make available one or more Election Forms as may be reasonably requested by all persons who become holders (or beneficial owners) of VCNB Common Stock after the Election Form Record Date and prior to the Election Deadline (as defined herein), and VCNB shall provide to the Exchange Agent all information reasonably necessary for it to perform its obligations as specified herein. Each Election Form shall permit the holder (or the Beneficial Owner through appropriate and customary documentation and instructions) to elect (an "ELECTION") to receive either (i) CNC Common Stock (a "STOCK ELECTION") with respect to all of such holder's VCNB Common Stock, or
(ii) cash (a "CASH ELECTION") with respect to all of such holder's VCNB Common Stock, or (iii) a specified number of shares of VCNB Common Stock to receive CNC Common Stock (a "COMBINATION STOCK ELECTION") and a specified number of shares of VCNB Common Stock to receive cash (a "COMBINATION CASH ELECTION"). Any VCNB Common Stock (other than Dissenting Common Stock) with respect to which the holder (or the Beneficial Owner, as the case may be) shall not have submitted to the Exchange Agent, an effective, properly completed Election Form received prior to the Election Deadline shall be deemed to be "UNDESIGNATED SHARES" hereunder.

    (b) PROPER AND TIMELY ELECTION. Any Election shall have been properly made and effective only if the Exchange Agent shall have actually received a properly completed Election Form by 5:00 P.M. on the later of the 30th day following the Mailing Date or the 31st day following the mailing of any notice required by 1301 of the CGCL (or such other time and date as CNC and VCNB may mutually agree) (the "ELECTION DEADLINE"). An Election Form shall be deemed properly completed only if an Election is indicated for each share of VCNB Common Stock covered by such Election Form and if accompanied by one or more certificates (or customary affidavits and indemnification regarding the loss or destruction of such certificates or the guaranteed delivery of such certificates) representing all shares of VCNB Common Stock covered by such Election Form, together with duly executed transmittal materials included in or required by the Election Form. Any Election Form may be revoked or changed by the person submitting such Election Form at or prior to the Election Deadline. In the event an Election Form is revoked prior to the Election Deadline, the shares of VCNB Common Stock represented by such Election Form shall automatically become Undesignated Shares unless and until a new Election is properly made with respect to such shares on or before the Election Deadline, and CNC shall cause the certificates representing such shares of VCNB Common Stock to be promptly returned without charge to the person submitting the revoked Election Form upon written request to that effect from the holder who submitted such Election Form. Subject to the terms of this Agreement and of the Election Form, the Exchange Agent shall have reasonable discretion to determine whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in the Election Forms, and any decisions of CNC and VCNB required by the Exchange Agent and made in good faith in determining such matters shall be binding and conclusive. Neither CNC nor the Exchange Agent shall be under any obligation to notify any person of any defect in an Election Form.

    (c) PRORATION. As promptly as practicable but not later than ten calendar days after the Effective Time, CNC shall cause the Exchange Agent to effect the allocation among the holders of VCNB Common Stock of rights to receive CNC Common Stock or cash in the Merger in accordance with the Election Forms as follows:

        (i) if the aggregate number of shares of VCNB Common Stock as to which Stock Elections and Combination Stock Elections shall have effectively been made exceeds, and is not approximately equal to, 55% of the issued and outstanding shares of VCNB Common Stock as of the Effective Time (the "STOCK AMOUNT"), then:

           (A) All Undesignated Shares and Dissenting Common Stock shall be deemed to have made Cash Elections; and

           (B) A stock proration factor (the "STOCK PRORATION FACTOR") shall be determined by dividing the Stock Amount by the total number of shares of VCNB Common Stock with respect to which effective Stock Elections and Combination Stock Elections were made. Each holder of VCNB Common Stock who made an effective Stock Election or Combination Stock Election shall be entitled to:

           (I) the number of shares of CNC Common Stock equal to the product of
               (x) the Exchange Ratio, multiplied by (y) the number of shares of VCNB Common Stock covered by such Stock Election or Combination Stock Election, multiplied by (z) the Stock Proration Factor; and

           (II) cash in an amount equal to the product of (x) the Per Share Cash Consideration, multiplied by (y) the number of shares of VCNB Common Stock covered by such Stock Election or Combination Stock Election, multiplied by (z) one minus the Stock Proration Factor.

        (ii) if the aggregate number of shares of VCNB Common Stock as to which Stock Elections and Combination Stock Elections shall have effectively been made shall be less than, and not approximately equal to, the Stock Amount, then:

           (A) the Exchange Agent shall select by lot such number of holders of Undesignated Shares to receive CNC Common Stock as shall be necessary so that the number of shares for which a Stock Election and Combination Stock Election has been made or is deemed to be made shall be approximately equal to the Stock Amount. If all the Undesignated Shares plus all shares as to which Stock Elections and Combination Stock Elections have been made together are less than, and not approximately equal to, the Stock Amount, then:

           (B) a cash proration factor (the "CASH PRORATION FACTOR") shall be determined by dividing the Stock Amount (less the (i) shares for which an effective Stock Election and Combination Stock Election has been made, and (ii) all the Undesignated Shares) by the sum of the total number of shares of VCNB Common Stock with respect to which effective Cash Elections and Combination Cash Elections were made. Each holder of VCNB Common Stock who made an effective Cash Election or Combination Cash Election shall be entitled to:

           (I) cash equal to the product of (x) the Per Share Cash Consideration, multiplied by (y) the number of shares of VCNB Common Stock covered by such Cash Election or Combination Cash Election, multiplied by (z) one minus the Cash Proration Factor; and

           (II) the number of shares of CNC Common Stock equal to the product of
               (x) the Exchange Ratio, multiplied by (y) the number of shares of VCNB Common Stock covered by such Cash Election or Combination Cash Election, multiplied by (z) the Cash Proration Factor.

    (d) CALCULATIONS. The calculations required by Section 2.2(a)(i) shall be prepared by CNC prior to the Effective Time and shall be set forth in a certificate executed by the Chief Financial Officer of CNC and furnished to VCNB two Business Days prior to the Effective Time showing the manner of calculation in reasonable detail. Any calculation of a portion of a share of CNC Common Stock shall be rounded to the nearest ten-thousandth of a share, and any cash payment shall be rounded to the nearest cent. For purposes of this Section 2.3, the shares of VCNB Common Stock for which CNC Common Stock is to be issued as consideration in the Merger shall be deemed to be "approximately equal" to the Stock Amount if such number is within 25,000 shares (of VCNB Common Stock) of the Stock Amount.

    (e) NO FRACTIONAL SHARES. Notwithstanding any other provisions of this Agreement, each holder of shares of VCNB Common Stock exchanged pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of CNC Common Stock (after taking into account all certificates delivered by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to such fractional part of a share of CNC Common Stock multiplied by the Final CNC Stock Price (as defined in Section 2.2). No holder will be entitled to dividends, voting rights or any other rights as a stockholder in respect of any fractional share of CNC Common Stock.

    SECTION 2.4 STOCK OPTIONS. Prior to the Effective Time, VCNB shall take appropriate action such that each option granted pursuant to the 1991 Stock Option Plan (the "OPTION PLAN") by VCNB to purchase shares of the VCNB Common Stock that is outstanding and unexercised immediately prior to the Effective Time shall be cancelled by VCNB in consideration of the payment by VCNB to each holder of such options of an aggregate amount in cash equal to the positive difference, if any, between (a) the Per Share Cash Consideration times the number of shares of VCNB Common Stock as to which such holder has options, and
(b) the aggregate exercise price of such options. At the Effective Time, each option to purchase a share of Common Stock pursuant to the Option Plan shall terminate and be of no further force or effect, and any rights thereunder to purchase shares of VCNB Common Stock or CNC Common Stock shall also terminate and be of no further force or effect.

    SECTION 2.5 ADJUSTMENTS FOR DILUTION AND OTHER MATTERS. If prior to the Effective Time, (a) VCNB shall declare a stock dividend or distribution on the VCNB Common Stock, or subdivide, split up, reclassify or combine the VCNB Common Stock, or declare a dividend, or make a distribution, on the VCNB Common Stock, in any security convertible into Common Stock (provided that no such action may be taken by VCNB without CNC's prior written consent as provided in Section 4.2
(b)), or (b) the outstanding shares of CNC Common Stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities, in each case as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or other similar change in CNC's capitalization, then an appropriate adjustment or adjustments will be made to the Exchange Ratio (including the Final CNC Stock Price and the Final CNC Stock Prices below and above which the Exchange Ratio is a specified amount pursuant to Section 2.2).

    SECTION 2.6  CONVERSION OF DISSENTING COMMON STOCK.

    (a) VCNB shall give CNC prompt notice upon receipt by VCNB of any written demands for appraisal rights, withdrawal of such demands, and any other documents received or instruments served pursuant to Chapter 13 of the CGCL and shall give CNC the opportunity to direct all negotiations and proceedings with respect to such demands. VCNB shall not voluntarily make any payment with respect to any demands for appraisal rights and shall not, except with the prior written consent of CNC, settle or offer to settle such demands. Each holder of Common Stock who becomes entitled, pursuant to provisions of said Chapter 13 of the CGCL, to payment for his or her shares of Dissenting Common Stock under the provisions of said Chapter shall receive payment therefor from CNC and such shares of Common Stock shall be canceled.

    (b) If prior to the Election Deadline any shareholder of VCNB shall fail to perfect, or shall effectively withdraw or lose, his or her rights under Chapter 13 of the CGCL, the Dissenting Common Stock of such holder shall be treated for purposes of this Article II as any other shares of outstanding Common Stock. If, after the Election Deadline, any holder of Common Stock shall fail to perfect, or shall effectively withdraw or lose, his or her right to appraisal of and payment for his or her Dissenting Common Stock under Chapter 13 of the CGCL, each share of Dissenting Common Stock of such holder shall be converted into the right to receive the Per Share Cash Consideration pursuant to this Article II.

                                  ARTICLE III
                               EXCHANGE OF SHARES

    SECTION 3.1  EXCHANGE PROCEDURES.

    (a) EXCHANGE AGENT. No later than the Effective Time, CNC shall deposit with the Exchange Agent the number of shares of CNC Common Stock issuable in the Merger and the amount of cash payable in the Merger. The Exchange Agent shall not be entitled to vote or exercise any rights of ownership with respect to CNC Common Stock held by it from time to time hereunder, except that it shall receive and hold all dividends or other distributions paid or distributed with respect to such shares for the account of the persons entitled thereto.

    (b) EXCHANGE OF CERTIFICATES AND CASH. After completion of the allocation procedure set forth in Section 2.3, each holder of a certificate formerly representing VCNB Common Stock (other than Dissenting Common Stock) who surrenders or has surrendered such certificate (or customary affidavits and indemnification regarding the loss or destruction of such certificate), together with duly executed transmittal materials included in or required by the Election Form, to the Exchange Agent shall, upon acceptance thereof, be entitled to a certificate representing CNC Common Stock and/or cash into which the shares of Common Stock shall have been converted pursuant hereto, as well as cash in lieu of any fractional shares of CNC Common Stock to which such holder would otherwise be entitled. The Exchange Agent shall accept such VCNB certificate upon compliance with such reasonable and customary terms and conditions as the Exchange Agent may impose to effect an orderly exchange thereof in accordance with normal practices. Until surrendered as contemplated by this Section 3.1, each certificate representing VCNB Common Stock shall be deemed from and after the Effective Time to evidence only the right to receive cash and/or CNC Common Stock, as the case may be, upon such surrender. CNC shall not be obligated to deliver the consideration to which any former holder of Common Stock is entitled as a result of the Merger until such holder surrenders his certificate or certificates representing shares of VCNB Common Stock for exchange as provided in this Article III. If any certificate for shares of CNC Common Stock, or any check representing cash and/or declared but unpaid dividends, is to be issued in a name other than that in which a certificate surrendered for exchange is issued, the certificate so surrendered shall be properly endorsed and otherwise in proper form for transfer and the person requesting such exchange shall affix any requisite stock transfer tax stamps to the certificate surrendered or provide funds for their purchase or establish to the satisfaction of the Exchange Agent that such taxes are not payable.

    (c) AFFILIATES. Certificates surrendered for exchange by any person constituting an "affiliate" of VCNB for purposes of Rule 144(a) under the Securities Act of 1933, as amended (the "SECURITIES ACT"), shall not be exchanged for certificates representing whole shares of CNC Common Stock until CNC has received a written agreement from such person as provided in Section 6.17.

    SECTION 3.2 VOTING AND DIVIDENDS. Former shareholders of record of VCNB shall be entitled to vote after the Effective Time at any meeting of CNC stockholders the number of whole shares of CNC Common Stock into which their respective shares of Common Stock are converted, regardless of whether such holders have exchanged their certificates representing Common Stock for certificates representing CNC Common Stock in accordance with the provisions of this Agreement. Until surrendered for exchange in accordance with the provisions of Section 3.1 of this Agreement, each certificate theretofore representing shares of Common Stock (other than shares to be canceled pursuant to Section 2.1(d) of this Agreement) shall from and after the Effective Time represent for all purposes only the right to receive shares of CNC Common Stock, cash in lieu of fractional shares and/or cash, as set forth in this Agreement. No dividends or other distributions declared or made after the Effective Time with respect to CNC Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered certificate of Common Stock with respect to the shares of CNC Common Stock represented thereby, until the holder of such certificate of Common Stock shall surrender such certificate. Subject to the effect of applicable laws, following surrender of any such certificates of Common Stock for which shares of CNC Common Stock are to be issued, there shall be paid to the holder of the certificates, without interest, (i) the amount of any cash payable with respect to a fractional share of CNC Common Stock to which such holder is entitled pursuant to Section 2.1(e) and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of CNC Common Stock, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and a payment date subsequent to surrender payable with respect to such whole shares of CNC Common Stock.

    SECTION 3.3 NO LIABILITY. Neither CNC, VCNB nor the Exchange Agent shall be liable to any holder of shares of Common Stock for any shares of CNC Common Stock (or dividends or distributions with respect thereto) or cash delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

    SECTION 3.4 WITHHOLDING RIGHTS. CNC or the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of shares of Common Stock such amounts as CNC or the Exchange Agent is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign tax law. To the extent that amounts are so withheld by CNC or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Common Stock in respect of which such deduction and withholding was made by CNC or the Exchange Agent.

                                   ARTICLE IV
                           CONDUCT PENDING THE MERGER

    SECTION 4.1 CONDUCT OF VCNB'S AND EACH BANK'S BUSINESS PRIOR TO THE EFFECTIVE TIME. Except as expressly provided in this Agreement, during the period from the date of this Agreement to the Effective Time, VCNB shall, and shall cause each of the Banks to, (a) conduct its business in the usual, regular and ordinary course, consistent with past practices and consistent with prudent banking practices; (b) use its commercially reasonable efforts to maintain and preserve intact its business organization, employees and advantageous customer relationships and to continue to develop such customer relationships and retain the services of its key officers and key employees; (c) maintain and keep its properties in as good repair and condition as at present except for obsolete properties and for deterioration due to ordinary wear and tear; (d) use its commercially reasonable efforts to maintain in full force and effect insurance comparable in amount and scope of coverage to that now maintained by it; (e) perform in all material respects all of its obligations under material contracts, leases and documents relating to and affecting its assets, properties and businesses except such obligations as it may in good faith reasonably dispute; (f) charge off all loans receivable and other assets, or portions thereof, deemed uncollectible in accordance with GAAP, RAP or applicable law or regulation, classified as "loss", or as directed by its regulators; (g) maintain the ALLL in accordance with past practices, GAAP and RAP; (h) substantially comply with and perform all material obligations and duties imposed upon it by all federal and state laws, and rules, regulations and orders imposed by federal, state and local Governmental Authorities; and (i) take no action which would reasonably be expected to adversely affect or delay the ability of CNC, VCNB or one or both of the Banks to obtain any necessary approvals, consents or waivers of any Governmental Authority or other parties required for the Merger or to perform its covenants or agreements under this Agreement on a timely basis.

    SECTION 4.2 FORBEARANCE BY VCNB AND ITS SUBSIDIARIES. Except as expressly provided in this Agreement or as set forth on the Disclosure Schedule, during the period from the date of this Agreement to the Effective Time, VCNB shall not, and shall cause Banks and each of its and Banks' Subsidiaries not to, without the prior written consent of CNC:

    (a) incur any indebtedness for borrowed money or assume, guaranty, endorse or otherwise as an accommodation become responsible for the obligations of any other person, except for (i) in connection with banking transactions with banking customers in the ordinary course of business, or (ii) short-term borrowings (A) not in excess of the longer of thirty days or until May 31, 1997,
(B) in amounts not greater than $12,500,000 in the aggregate for VCNB and its Subsidiaries and (C) made at prevailing market rates and terms;

    (b) issue any capital stock; adjust, split, combine or reclassify any capital stock; make, declare or pay any dividend or make any other distribution on any capital stock; directly or indirectly, redeem, purchase or otherwise acquire any shares of its capital stock or any securities or obligations convertible into or exchangeable for any shares of its capital stock; grant any stock appreciation rights; grant any person any right to acquire any shares of its capital stock (whether pursuant to an option, warrant, right or otherwise); or issue any additional shares of capital stock; provided, however, that VCNB may make a cash payment equal to the difference between the Per Share Cash Consideration and the exercise price of any option granted pursuant to the Option Plan, issue VCNB Common Stock pursuant to exercise of an option granted pursuant to the Option Plan, and receive or redeem shares of VCNB Common Stock pursuant to the exercise of such an option;

    (c) sell, transfer, mortgage, encumber or otherwise dispose of any of its properties or assets with a book value of $250,000 or more, or cancel, release or assign any indebtedness of any person or any claim held by any person, except pursuant to contracts or agreements in full force and effect at the date of this Agreement or the sale of OREO or similarly held properties other than at a cash price of at least 80% of book value of such property at June 30, 1996;

    (d) except as permitted under Subsection (l) of this Section 4.2, make any material investment either by purchase of stock or securities, contributions to capital, or purchase of any properties or assets of any other person, other than contributions by VCNB to the capital of one or both of the Banks;

    (e) enter into, renew or terminate any material contract or agreement, or make any material change in any of its material leases or contracts, other than
(i) entering into deposit agreements or loan agreements or (ii) in the ordinary course of business consistent with past practice with respect to contracts, agreements or leases terminable on not more than 90 days notice or involving payment or payments of not more than $50,000 per annum;

    (f) alter its method of establishing interest rates for deposits;

    (g) except as required by applicable law, increase in any manner the compensation (including, without limitation, bonuses) or fringe benefits of any of its directors, employees, former employees or retirees, or pay any pension or retirement allowance, not required by any existing plan or agreement to any such directors, employees, former employees or retirees; become a party to, amend or commit to any pension, retirement, retention, "golden parachute" or other severance (other than in accordance with Section 6.5(c)), deferred compensation, profit sharing or welfare benefit plan or agreement or employment agreement with or for the benefit of any employee, former employee or retiree other than annual salary and bonus increases made in the ordinary course of business not exceeding 2% in the aggregate (based upon June 30, 1996 aggregate salary figures) or 6% for any employee; or voluntarily accelerate the vesting of any employee benefits, except for the acceleration of the vesting of options granted pursuant to the Option Plan;

    (h) settle any claim, action or proceeding involving any liability for material monetary damages (except to the extent fully reserved against on its books and records) or enter into any settlement agreement containing material obligations;

    (i) hire additional officers or employees (except that non-officer employees may be hired to fill vacancies in existing positions), or enter into new employment arrangements or relationships with new or existing employees which have the legal effect of any relationship other than at-will employment;

    (j) sell any securities;

    (k) sell Small Business Administration Loans for an aggregate gain in excess of $1,000,000;

    (l) purchase any securities other than United States Treasury securities or United States government agency securities, which in either case have maturities of three years or less;

    (m) engage in trading with respect to any securities issued by VCNB;

    (n) amend its Articles of Incorporation, Articles of Association or Bylaws, or change in any material way its material policies and procedures or make any material changes to its tax or financial accounting policies (except as to changes to its tax or financial accounting policies as may be required by GAAP or RAP);

    (o) introduce any new service or products, institute any new advertising campaign, open, or apply to open or close any branch or facility, or, in general, change in any material respects its products and services from those in effect at the date of this Agreement;

    (p) (i) renew, extend the maturity of, or materially alter any of the material terms of, any loan or forbearance agreement for a period of greater than six months, or (ii) make, acquire a participation in, or reacquire an interest in a participation sold of, any loan or forbearance agreement, without regard to the term thereof, which, in the case of (i) or (ii), when aggregated with all other loans or extensions of credit to, or forbearance agreements with, such borrower and its related interests, result in total obligations that may be outstanding following such renewal, extension or reacquisition or for which a material term may be altered in excess of: (A) if any such loans are rated "substandard" or below, $125,000, or (B) if all such loans are rated "pass," $750,000 for unsecured obligations or $1,000,000 for secured obligations except for an increase of 10% over the previously existing commitment for such borrower and related interests;

    (q) make, acquire a participation in, or reacquire an interest in a participation sold of, any loan that is not in compliance with its normal credit underwriting standards, policies and procedures as in effect on June 30, 1996, as modified, if necessary, to become or remain in accordance with GAAP or RAP or in conformity with the recommendations of the Bank's regulators; or renew, extend the maturity of, or alter any of the material terms of any such loan for a period of greater than six months;

    (r) reallocate or reduce any material accrual or reserve, except for the reserve reversals listed on the Disclosure Schedule, including, without limitation, any contingency reserve, litigation reserve, tax reserve, or the ALLL, by reversal or booking a negative provision, or generally change the methodology by which such accounts have been handled in past periods, unless required to do so by GAAP or RAP;

    (s) file a 1996 or 1997 (short year) income tax return on Form 1120 with the Internal Revenue Service ("IRS") or any state taxing agency or authority;

    (t) take any action that would reasonably be expected to adversely affect VCNB's ability to perform its covenants or agreements made herein on a timely basis;

    (u) consummate a foreclosure proceeding with respect to non-residential land or properties, unless (i) a Phase I environmental report has been obtained and
(ii) CNC consents in writing, which consent shall not be unreasonably withheld;

    (v) sell any charged-off loan or settle any loan with a contractual balance of $125,000 or more for less than 50% of the amount of the total obligation;

    (w) authorize or permit any of its officers, directors, employees or agents to directly or indirectly solicit, initiate or encourage any inquiries relating to, or the making of any proposal which constitutes a Takeover Proposal (as defined below), or recommend or endorse any Takeover Proposal, or participate in any discussions or negotiations, or provide third parties with any nonpublic information, relating to any such inquiry or proposal or otherwise facilitate any effort or attempt to make or implement a Takeover Proposal, PROVIDED, HOWEVER, that VCNB may, and may authorize and permit its officers, directors, employees or agents to, provide third parties with nonpublic information, otherwise facilitate any effort or attempt by any third party to make or implement a Takeover Proposal, recommend or endorse any Takeover Proposal with or by any third party, and participate in discussions and negotiations with any third party relating to any Takeover Proposal, if its Board of Directors, after having consulted with and considered the advice of counsel, has reasonably determined in good faith that the failure to do so would cause the members of its Board of Directors to breach their fiduciary duties under applicable laws. VCNB will immediately cease and cause to be terminated any activities, discussions or negotiations conducted prior to the date of this Agreement with any parties other than CNC with respect to any of the foregoing. VCNB shall immediately advise CNC following the receipt by it of any Takeover Proposal and the details thereof, and advise CNC of any developments with respect to such Takeover Proposal immediately upon the occurrence thereof. As used in this Agreement, "Takeover Proposal" shall mean, with respect to any person, any tender or exchange offer, proposal for a merger, consolidation or other business combination involving VCNB or any of its Subsidiaries or any proposal or offer to acquire in any manner a substantial equity interest in, or a substantial portion of the assets of, VCNB or any of its Subsidiaries other than the transactions contemplated or permitted by this Agreement;

    (x) take any action that would prevent or impede the Merger from qualifying as a reorganization with the meaning of Section 368(c) of the Code; and

    (y) agree to, or make any commitment to, take any of the actions prohibited by this Section 4.2.

    SECTION 4.3 TIMELINESS OF CNC'S CONSENT. For purposes of Section 4.2, any consent required from CNC, unless earlier given or denied, shall be deemed to have been given three Business Days after the time VCNB or one or both of the Banks shall have requested such consent in writing, unless during such three-day period CNC shall have promptly requested further information in writing reasonably necessary to allow the decision to be made, in which case such consent, unless earlier given or denied, shall be deemed to have been given two Business Days after the time such reasonably requested information has been furnished; provided, however, with respect to any consent requested pursuant to Section 4.2(p), CNC shall give or deny such request by the end of the business day following the business day on which such request was made by VCNB.

    SECTION 4.4 CONDUCT BY CNC PRIOR TO THE EFFECTIVE TIME. Except as expressly provided in this Agreement, during the period from the date of this Agreement to the Effective Time, CNC shall (a) not take any action which would reasonably be expected to adversely affect or delay the ability of CNC, VCNB or one or both of the Banks to obtain any necessary approvals, consents or waivers of any Governmental Authority required for the transactions contemplated by this Agreement or to perform its covenants or agreements on a timely basis under this Agreement, (b) amend its Certificate of Incorporation in any respect that materially and adversely affects the rights and privileges attendant to the CNC Common Stock, or (c) agree to, or make any commitment to, take any of the actions prohibited by this Section 4.4.

                                   ARTICLE V
                         REPRESENTATIONS AND WARRANTIES

    SECTION 5.1 REPRESENTATIONS AND WARRANTIES OF VCNB AND THE BANK. VCNB represents and warrants to CNC that, except as set forth in the Disclosure Schedule;

    (a) RECITALS TRUE. The information set forth in the recitals of this Agreement with respect to VCNB and each Bank is true and correct.

    (b) CAPITAL STOCK. VCNB is authorized to issue 20,000,000 shares of Common Stock, no par value, and is not authorized to issue any other class or series of capital stock, or any other securities giving the holder thereof the right to vote on any matters on which stockholders of the VCNB can vote. As of the date hereof, 9,228,723 shares of Common Stock are issued (of which none were held as treasury stock and treated as issued but not outstanding), and 636,000 shares are reserved for issuance under the Option Plan. No shares are reserved for issuance pursuant to any other stock options, restricted stock, stock appreciation rights, dividend reinvestment or similar plan or plans. All outstanding shares of capital stock of VCNB are duly authorized, validly issued and outstanding, fully paid and, nonassessable, and are subject to no preemptive rights.

    (c) AUTHORITY. Each of VCNB and the Banks has the power and authority, and is duly qualified in all jurisdictions where such qualification is required (except for such qualifications the absence of which, individually or in the aggregate, would not have a Material Adverse Effect on VCNB or either of the Banks), to carry on its business as it is now being conducted and to own all of its material properties and assets. VCNB and each of the Banks has all federal, state, local and foreign governmental authorizations necessary for it to own or lease its properties and assets and to carry on its business as it is now being conducted, except for such powers and authorizations the absence of which, either individually or in the aggregate, would not have a Material Adverse Effect on the VCNB or either of the Banks.

    (d) SUBSIDIARIES. VCNB has no Subsidiaries, other than the Banks, each of which is a wholly-owned subsidiary of VCNB. VCNB does not own, directly or indirectly, any equity portion or voting interest in any corporation, partnership or other entity, except as received in satisfaction of a debt previously contracted in good faith.

    (e) APPROVALS. The execution by VCNB of this Agreement has been authorized by all necessary corporate action, including, but not limited to, a vote by its board of directors (which approval includes a resolution recommending that this Agreement and the Merger be approved by the stockholders of VCNB) subject to adoption of this Agreement by the affirmative vote of the holders of a majority of the outstanding shares of VCNB as required under the CGCL. Subject to shareholder approval and to receipt of required approvals, consents or waivers of Governmental Authorities referred to in Section 7.1 (b), this Agreement is a valid and binding agreement of VCNB, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights, general equitable principles, and the rights of the FDIC.

    (f) NO VIOLATIONS. The execution, delivery and performance of this Agreement by VCNB does not, and the consummation of the Merger will not, constitute (i) a breach or violation of, or a default under any applicable law, rule or regulation or any material judgment, decree, order, governmental permit or license, or material indenture, agreement or instrument of VCNB, or to which it (or any of its respective properties) is subject, which breach, violation or default would have a Material Adverse Effect on VCNB or would materially hinder or delay the Merger, or (ii) a breach or violation of, or a default under, its Articles of Incorporation or Bylaws; and the consummation of the Merger will not require any approval, consent or waiver under any such law, any rule, regulation, judgment, decree, order, governmental permit or license or the approval, consent or waiver of any other party to any such agreement, indenture or instrument, other than (A) the shareholder approval referred to in Section 7.1(a), (B) the required approvals, consents and waivers of Governmental Authorities referred to in Section 7.1(b), (C) the approvals, consents or waivers as are required under the federal and state securities or Blue Sky laws,
(D) any other material approvals or consents or waivers of third parties as set forth in the Disclosure Schedule, and (E) any other approvals, consents or waivers the absence of which, individually or in the aggregate, would not result in a Material Adverse Effect on VCNB or would not materially hinder or delay the Merger.

    (g) COMMUNITY REINVESTMENT ACT. Each of the Banks received a rating of "satisfactory" in its most recent examination or interim review with respect to the Community Reinvestment Act. VCNB has not been advised of any supervisory concerns regarding any Bank's compliance with the Community Reinvestment Act.

    (h) REPORTS. VCNB and each of the Banks have timely filed all material reports, registrations and statements, together with any amendments required to be made with respect thereto, that it was required to file since January 1, 1991 with (i) the Board of Governors, (ii) the Office of the Comptroller of the Currency (the "OCC"), (iii) any state regulatory authority, (iv) the Securities and Exchange Commission (the "SEC"), (v) the Federal Deposit Insurance Corporation (the "FDIC") and (vi) any self-regulatory organization (collectively "GOVERNMENTAL AUTHORITIES") and have paid all fees and assessments due and payable in connection therewith. Except for normal examinations conducted by a Governmental Authority in the regular course of the business of VCNB and the Banks, the Consent Order entered into by Frontier with the OCC on March 29, 1993
which was terminated by the OCC on           , 199 the Memorandum of
Understanding entered into by VCNB with the Federal Reserve Bank of San Francisco, the Formal Agreement entered into by Ventura Bank with the OCC, which Formal Agreement was terminated by the OCC as of November 30, 1995 or as set forth in the Disclosure Schedule, (i) no Governmental Authority has initiated any proceeding or, to the best knowledge of VCNB, investigation, into the business or operations of VCNB or either of the Banks since January 1, 1991 and
(ii) neither VCNB nor either of the Banks is a party to any cease and desist order, written agreement, memorandum of understanding or any similar regulatory action or order with any Federal or state governmental authorities, nor a recipient of any extraordinary supervisory letter from, nor has it adopted any board resolution at the request of, any of its regulators, nor been advised that any such issuance or request is contemplated. Except as set forth in the Disclosure Schedule, there is no material unresolved violation, criticism or exception by any Governmental Authority with respect to any report or statement relating to any examinations of VCNB by any Governmental Authority with respect to any report or statement relating to any examinations of VCNB or either of the Banks. The deposits of Frontier and Ventura Bank are insured by the FDIC in accordance with the Federal Deposit Insurance Act, up to applicable limits.

    (i) FINANCIAL STATEMENTS. As of their respective dates, none of VCNB's Annual Report on Form 10-K for the fiscal year ended December 31, 1995 (the "1995 10-K")or Quarterly Report on Form 10-Q for the quarters ended March 31, 1996 and June 30, 1996, nor any other document filed subsequent to December 31, 1995 under Section 13(a), 13(d), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the "EXCHANGE ACT"), each in the form (including exhibits) filed with the SEC (collectively, the "VCNB REPORTS"), contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. Each of the balance sheets or statements of condition contained or incorporated by reference in the VCNB Reports (including any related notes and schedules) fairly present the financial position of the entity or entities to which it relates as of its date and each of the statements of operations and retained earnings and of cash flows or equivalent statements contained or incorporated by reference in the VCNB Reports (including any related notes and schedules) fairly present the results of operations, retained earnings and cash flows, as the case may be, of the entity or entities to which it relates for the periods set forth therein (subject, in the case of unaudited interim statements, to normal year-end audit adjustments that are not material in amount or effect), in each case in accordance with the published rules and regulations of the SEC and generally accepted accounting principles ("GAAP") consistently applied and applicable to bank holding companies during the periods involved, except as may be noted therein. The books and records of VCNB and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and RAP and other applicable legal and accounting requirements and reflect only actual transactions.

    (j) ABSENCE OF CERTAIN CHANGES OR EVENTS. Except as set forth in the June 30, 1996 10-Q, since December 31, 1995, there have not been (i) any changes in the business, assets, financial condition or results of operations of VCNB and its Subsidiaries that, individually or in the aggregate, have had a Material Adverse Effect on VCNB and its Subsidiaries; (ii) any amendments to the Articles of Incorporation or Bylaws of VCNB; (iii) any declarations, setting aside or payment of any dividend or any other distribution in respect of the capital stock of VCNB; or (iv) any changes by VCNB in accounting principles or methods or tax methods, except as required or permitted by, the Financial Accounting Standards Board or by any Governmental Authorities having jurisdiction over the Bank.

    (k) TAXES. Except as prohibited by Section 4.2(s), VCNB has, or will have, timely filed all Tax Returns required to have been filed prior to the Effective Time (taking into account valid extensions), and all such returns and reports are correct and complete in all material respects. VCNB has delivered or made available to CNC true and complete copies of all such Tax Returns for 1992, 1993 and 1994 and, when available, will deliver to CNC true and complete copies of such Tax Returns for 1995. The Disclosure Schedule sets forth those California Tax Returns and Federal Tax Returns that have been audited, those Tax Returns that currently are the subject of audit, and those Tax Returns for which the statute of limitations for the assessment of Taxes has not run. All Taxes (including, but not limited to, any interest, penalty or addition thereto) due, or required to be withheld and paid over as of the date hereof as shown on such returns have been paid. To VCNB's knowledge, VCNB has not requested any extension of time within which to file a return or report that has not since been timely filed. No deficiency in any Taxes, assessments or governmental charges have been proposed, asserted or assessed against VCNB that has not been settled and paid. Except as set forth in the Disclosure Schedule, no waiver of time to assess any Taxes is in effect and no request for such waiver is pending. The Disclosure Schedule identifies the amount and expiration dates for all net operating loss carryforwards and gross timing differences of VCNB as of December 31, 1995. VCNB has not undergone an ownership change within the meaning of
Section 382 of the Code. To VCNB's knowledge, VCNB has no liability for Taxes, including employment taxes, of any person under Treasury Regulation Section 1.1502-6, as a transferee or successor, or otherwise. Except as set forth in the Disclosure Schedule, VCNB has not made, nor is it obligated to make, nor is it a party to any agreement that could reasonably be expected to obligate it to make, any payments that are not deductible pursuant to Code Section 280G. VCNB is not a dealer within the meaning of Code Section 475 and the applicable Treasury Regulations.

    (l) ABSENCE OF CLAIMS; LITIGATION. No legal, administrative, arbitration or other proceedings, claims, actions or governmental or regulatory investigations of any nature are pending or to its knowledge, threatened against VCNB or either of the Banks which are reasonably likely, individually or in the aggregate, to have a Material Adverse Effect on VCNB or to materially hinder or delay consummation of the Merger. Neither VCNB nor either of the Banks is in default with respect to any material judgment, order, writ, injunction, decree, regulatory restriction or award of any court, arbitrator or governmental agency, authority or instrumentality. The Disclosure Schedule contains a complete listing of litigation pending or, to VCNB's knowledge, threatened against VCNB or either of the Banks as of August 31, 1996, to which VCNB is a party and which names VCNB as a defendant or cross-defendant and the amount reserved for litigation matters in the aggregate.

    (m) REGULATORY ACTIONS. As of the date hereof and to VCNB's actual knowledge, neither VCNB nor either of the Banks is the subject of a referral to either the United States Department of Justice or the Department of Housing and Urban Development for alleged violations of the Fair Lending Acts. Except as set forth in the Disclosure Schedule, to the knowledge of VCNB, each material violation, criticism, or exception by any governmental authority with respect to any examinations of VCNB or either of the Banks has been resolved or is in the process of resolution.

    (n) CERTAIN AGREEMENTS. Neither VCNB nor either of the Banks is a party to an oral or written (i) consultant agreement, not terminable on 90 days' or less notice and involving the payment of more than $50,000 per annum, (ii) agreement with any executive officer or other key employee, the benefits of which are contingent, or the terms of which are materially altered, upon the occurrence of a transaction involving it of the nature contemplated by this Agreement, (iii) agreement with or with respect to any executive officer providing any term of employment or compensation guarantee extending for a period longer than six months, or (iv) agreement or plan, any of the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, by the occurrence of the Merger or the value of any of the benefits of which will be calculated on the basis of the Merger. CNC has been provided with a complete and accurate listing of the names and current annual salary rates of all persons employed by VCNB and each of its Subsidiaries, showing for each such person the amounts paid or payable as salary, bonus payments and any indirect compensation for the year ended December 31, 1995, the names of all of the directors and officers of VCNB and each of its Subsidiaries, and the names of all persons, if any, holding tax or other powers of attorney for the VCNB and each of its Subsidiaries.

    (o) LABOR MATTERS. Neither VCNB nor any of its Subsidiaries, is party to, or is bound by, any collective bargaining agreement, contract, or other agreement or understanding with a labor organization, nor is any of them the subject of any proceeding asserting that it has committed an unfair labor practice or seeking to compel it to bargain with any labor organization as to wages and conditions of employment, nor is there any strike or labor dispute involving VCNB or any of its Subsidiaries. VCNB considers its employee relations and those of each of its Subsidiaries to be satisfactory.

    (p) EMPLOYEE BENEFIT PLANS. A list of all Employee Plans (as hereinafter defined) is set forth in the Disclosure Schedule. VCNB has delivered or made available to CNC true and complete copies of the following documents, as they may have been amended to the date hereof, embodying or relating to Employee
Plans: Each of the Employee Plans, including all amendments thereto, any related trust agreements, insurance policies or any funding agreements; the most recent determination letter from the IRS with respect to each of the Employee Plans; the actuarial evaluation, if any, for the most recent plan year prepared for each of the Employee Plans; the current summary plan description of each of the Employee Plans; and the most recent annual return/report on IRS Forms 5500, 5500-C or 5500-R for each of the Employee Plans for which such report was prepared.

    Except as set forth in the Disclosure Schedule:

        (i) the written terms of each of the Employee Plans and, if controlled by VCNB or any of its Subsidiaries, any related trust agreement, group annuity contract, insurance policy or other agreement, have been administered in substantial compliance with the applicable requirements of the Employee Retirement Income Security Act of 1974, as amended ("ERISA") and the Code;

        (ii) each of the Employee Plans for which VCNB has claimed a deduction under Code Section 404, as if such Employee Plan were qualified under Code
    Section 401(a), has received a favorable determination letter from the IRS as to the tax qualification of such Employee Plan, and to the knowledge of VCNB such favorable determination has not been modified, revoked or limited by failure to satisfy any condition thereof or by a subsequent amendment to, or failure to amend, such Employee Plan;

        (iii) to VCNB's knowledge, neither VCNB nor any of its Subsidiaries, nor any other "disqualified person" or "party in interest" (as defined in Code
    Section 4975 and Section 3(14) of ERISA, respectively) with respect to an Employee Plan has engaged in any "prohibited transaction" (as defined in Code Section 4975 or Sections 406 or 407 of ERISA) that could reasonably be expected to subject VCNB or any of its Subsidiaries to any material tax, penalty or liability under Code Section 4975 or Title I of ERISA;

        (iv) no Employee Plan is a Multiple Employer Plan within the meaning of Code Section 413 or a Multiemployer Plan within the meaning of Section 3(37) of ERISA;

        (v) neither VCNB nor any of its Subsidiaries has incurred, or has any knowledge of, any pending material tax, penalty or liability under Code
    Section 4972 with respect to any Employee Plan;

        (vi) continuation health care coverage requirements and notice requirements under Code Section 4980B and Sections 601 through 608 of ERISA have been satisfied in all material respects with respect to all current or prior employees of VCNB and any Subsidiaries and any "qualified beneficiary" of any such employees (within the meaning of Code Section 4980B(g)); and

        (vii) no Employee Plan provides for retiree medical benefits.

    For purposes hereof, the term "Employee Plan" means any "employee benefit plan" (as defined in Section3(3) of ERISA) as well as any other material written or formal plan or contract involving direct or indirect compensation under which VCNB or any Subsidiary has any present or future obligations or liability on behalf of its employees or former employees or their dependents or beneficiaries, including, but not limited to, each retirement, employee stock ownership, cash or deferred, each other deferred or incentive compensation, bonus, stock option, employee stock purchase, "phantom" stock or stock appreciation right plan, each other program providing payment or reimbursement for or of medical, dental or visual care, counselling, or vacation, sick, disability or severance pay and each other "fringe benefit" plan or arrangement.

    (q) INSIDER LOANS; OTHER TRANSACTIONS. VCNB has previously provided CNC with a listing, current as of June 30, 1996, of all extensions of credit made to VCNB and each of its Subsidiaries and each of its and their executive officers and directors and their related interests (all as defined under Federal Reserve Board Regulation "O"), all of which have been made in compliance with Regulation O, which listing is true, correct and complete in all material respects. Neither VCNB nor any Subsidiary owes any amount to, or has any contract or lease with or commitment to, any of the present executive officers or directors of VCNB or any Subsidiary (other than for compensation for current services not yet due and payable, and reimbursement of expenses arising in the ordinary course of business).

    (r) TITLE TO ASSETS. VCNB and each of its Subsidiaries has good and marketable title to all of its material properties and assets (other than (i) property as to which it is lessee and (ii) real estate owned as a result of foreclosure, transfer in lieu of foreclosure or other transfer in satisfaction of a debtor's obligation previously contracted), including, without limitation, all personal and intangible properties reflected in the audited financial statements included in the 1995 10-K or the June 30, 1996 10-Q, or acquired subsequently thereto, subject to no liens, mortgages, security interests, encumbrances or charges of any kind except (1) as noted in the audited financial statements included in the 1995 10-K or the June 30, 1996 10-Q or as set forth in the Disclosure Schedule,
(2) statutory liens not yet delinquent which are being contested in good faith by appropriate proceedings, and liens for Taxes not yet due, (3) pledges of assets in the ordinary course of business to secure public deposits, (4) for those assets and properties disposed of for fair value in the ordinary course of business since the date of the 1995 10-K or the June 30, 1996 10-Q, (5) defects and irregularities of title and encumbrances that do not materially impair the use thereof for the purpose for which they are held, and (6) any other liens, mortgages, security interests, encumbrances or charges of any kind, which individually do not exceed $50,000 in amount. Without limiting the above, VCNB and each of its Subsidiaries owns or possesses valid and binding licenses and other rights to itself use without payment all material patents, copyrights, trade secrets, trade names, service marks, logos and trademarks used in its business, and none of them has received any notice of conflicts with respect thereto that asserts the rights of others.

    (s) KNOWLEDGE AS TO CONDITIONS. VCNB and each of its Subsidiaries knows of no reason why the approvals, consents and waivers of Governmental Authorities referred to in Section 7.1 (b) should not be obtained without the imposition of any condition of the type referred to in the provisos thereto.

    (t) COMPLIANCE WITH LAWS. Neither VCNB nor any of its Subsidiaries is in material violation in respect of any federal, state or local laws, rules, regulations or orders applicable to it or by which its properties may be bound, except such violations as would not have a Material Adverse Effect on VCNB. Without limiting the scope of the previous sentence, VCNB and each of its Subsidiaries is not in material violation of Regulations B, D, E, Z or DD adopted by the Board of Governors; the Equal Credit Act (15 U.S.C. Section1691, ET SEQ.), the Fair Housing Act (420 U.S.C. Section3601, ET SEQ.), the Bank Secrecy Act (31 U.S.C. Section5322, ET SEQ.), the Home Mortgage Disclosure Act (12 U.S.C. Section2801, ET SEQ.) (collectively, the "FAIR LENDING ACTS"), or those provisions of the United States Code providing penalties for the laundering of monetary instruments (18 U.S.C. Section1956) or engaging in monetary transactions in property derived from specified unlawful activity (18 U.S.C. Section1957).

    (u) FEES. Other than financial advisory services performed for VCNB by Sandler, O'Neill & Partners, L.P., neither VCNB nor any of its Subsidiaries nor any of its or their officers, directors, employees or agents, has employed any broker or finder or incurred any liability for any financial advisory fees, brokerage fees, commissions or finder's fees in connection with this Agreement or the transactions contemplated hereby.

    (v) ENVIRONMENTAL.

        (i) To VCNB's knowledge, all of the properties and operations of VCNB and each of its Subsidiaries are in compliance in all material respects with all material Environmental Laws (as defined below) applicable to such properties and operations.

        (ii) To VCNB's knowledge, VCNB and each of its Subsidiaries has obtained all material permits, licenses, and authorizations which are required for VCNB's operations under Environmental Laws.

        (iii) Except as set forth in the Disclosure Schedule, to VCNB's knowledge, no Hazardous Substances (as defined below) exist on, about, or within or have been used, generated, stored, transported, disposed of on, or released from, any of the properties of VCNB or any of its Subsidiaries except in accordance in all material respects with Environmental Laws. Neither VCNB nor any of its Subsidiaries has any actual knowledge that any prior owners, occupants or operators of any such property or any other property in which it has a security interest, ever deposited, disposed of, or allowed to be deposited or disposed of, in, on, or under or handled or processed on, or released, emitted or discharged from, such properties any Hazardous Materials except in accordance in all material respects with Environmental Laws, or that any prior or present owners, occupants or operators of any properties in which it holds a security interest, mortgage or other lien or interest, deposited or disposed of, in, on or under or handled and/or processed on, or released, emitted or discharged from, such properties any Hazardous Material except in accordance in all material respects with Environmental Laws. The use which VCNB and each of its Subsidiaries has made, makes and intends to make of its properties will not result in the use, generation, storage, transportation, accumulation, disposal or release of any Hazardous Substance on, in, or from any of such properties except in accordance in all material respects with applicable Environmental Laws.

        (iv) There is no action, suit, proceeding, investigation, or inquiry before any court, administrative agency or other governmental authority pending, or, to the knowledge of VCNB or any of its Subsidiaries, threatened against VCNB or any of its Subsidiaries relating in any way to any material violation of any applicable Environmental Law. To the knowledge of VCNB, none of VCNB or its Subsidiaries has any material liability for remedial action with respect to a violation of an Environmental Law, nor has it received any written requests for information relating to any material violations of any Environmental Law from any governmental authority with respect to the condition, use, or operation of any of its properties nor has any of them received any notice from any governmental authority or any written notice from any other person with respect to any material violation of or material liability for any remedial action under any Environmental Law.

        (v) As used in this Section, the term "Environmental Law" means any and all Federal, state and local laws, regulations, and requirements pertaining to health, safety and the environment, including, without limitation, the Comprehensive Environmental Response Compensation and Liability Act of 1980, 42 U.S.C. Section9601, et seq. ("CERCLA"), the Resource Conservation and Recovery Act of 1975, 42 U.S.C. Section6901, et seq. ("RCRA"), the Occupational Safety and Health Act, 29 U.S.C. Section651, et seq. (as it relates to the use of, or exposure to, Hazardous Substances), the Clean Air Act, 42 U.S.C. Section7401, et seq., the Clean Water Act, 33 U.S.C. Section1251, et seq., the Toxic Substance Control Act, 15 U.S.C. Section2601, et seq., the Carpenter-Presley-Tanner Hazardous Substance Account Act, as amended, Chapter 6.8 of the California Health and Safety Code, Section25300, et seq., and the Hazardous Waste Control Law, Chapter
    6.5 of the California Health and Safety Code, Section25100, et seq. (the latter two statutes being referred to herein as the State Acts), and any and all regulations promulgated thereunder, and all similar laws, regulations, and requirements of any governmental authority, agency having jurisdiction over the environmental activities of VCNB or any of its Subsidiaries, or of its or their properties, as such laws, regulations, and requirements may be in effect on the date hereof.

        (vi) As used in this Section, the term "properties" shall include: all real estate property now or previously owned or leased by VCNB and each of its Subsidiaries, property as to which VCNB or any of its Subsidiaries holds any security interest, deed of trust, mortgage or other lien, and any property to which VCNB or any of its Subsidiaries could be deemed an "owner" or "operator" under any applicable Environmental Law.

        (vii) As used in this Section, the term "Hazardous Substance" shall mean
    (1) any "hazardous waste" as defined by CERCLA and the State Acts, as such acts are in effect on the date hereof, and any and all regulations promulgated thereunder; (2) any "hazardous substance" as such term is defined by CERCLA; (3) any "regulated substance" as defined by the State Acts; (4) asbestos requiring abatement, removal or encapsulation pursuant to the requirements of governmental authorities; (5) polychlorinated biphenyls;
    (6) petroleum products; (7) "hazardous chemicals" or "extremely hazardous substances" in quantities sufficient to require reporting, registration, notification and/or optional treatment or handling under the Emergency Planning and Community Right to Know Act of 1986; (8) any "hazardous chemical" in levels that would result in exposure greater than is allowed by permissible exposure limits established pursuant to the Occupational Safety and Health Act of 1970; (9) any substance that requires reporting, registration, notification, removal, abatement and/or special treatment, storage, handling or disposal, under SectionSection6, 7 and 8 of the Toxic Substance Control Act (15

    U.S.C. Section2601); (10) any toxic or hazardous chemical described in 29 C.F.R. 1910.1000-1047 in levels that would result in exposure greater than those allowed by the permissible exposure limits pursuant to such regulations; and (11) any (A) "hazardous waste", (B) "solid waste" capable of causing a "release or threatened release" that present an "imminent and substantial endangerment" to the public health and safety of the environment, (C) "solid waste" that is capable of causing a "hazardous substance incident" (D) "solid waste" with respect to which special requirements are imposed by applicable governmental authorities upon the generation, transportation thereof as such terms are defined and used within the meaning of the State Acts or (E) any "pollutant" or "toxic pollutant" as such term is defined in the Federal Clean Water Act, 33 U.S.C. SectionSection1251-1376, as amended, by Public Law 100-4, February 4, 1987, and the regulations promulgated thereunder, including 40 C.F.R. SectionSection122.1 and 122.26.

    (w) ALLOWANCE FOR POSSIBLE LOAN LOSSES. The ALLL for each of the Banks is adequate in accordance with GAAP and RAP.

    (x) PERFORMANCE OF OBLIGATIONS. VCNB and each of its Subsidiaries has performed in all material respects all of the obligations required to be performed by it to date, and is not in default under, or in breach of, any term or provision of any material contract, lease, indenture or any other material agreement to which it is a party, is subject or is otherwise bound and no event has occurred that, with the giving of notice or the passage of time, or both, would constitute such default or breach. The Disclosure Schedule contains a list of all contracts to which VCNB and each of its Subsidiaries is a party, except for contracts terminable without penalty on not more than 90 days' notice or involving the payment of not more than $50,000 per annum, deposit agreements and loan agreements.

    (y) INSURANCE. VCNB and each of its Subsidiaries has in effect policies of insurance with respect to its assets and business against such casualties and contingencies and in such types and forms as in the judgment of its management are appropriate for its business, operations, properties and assets. VCNB has made available to CNC, copies of all policies of insurance and bonds carried and owned by VCNB or any of its Subsidiaries as of the date hereof, which copies are complete and accurate in all material respects, and which are listed in the Disclosure Schedule. Neither VCNB nor any of its Subsidiaries is in default under any such policy of insurance or bond such that it is reasonably likely to be cancelled. No notice of cancellation or material amendments has been received with respect to existing material policies and no coverage thereunder with respect to any material claims is being disputed.

    (z) LISTING OF LOANS. Copies, in writing, have been made available to CNC of the detailed listing of all loans and notes receivable of VCNB and each of its Subsidiaries as of June 30, 1996, including participations, with the outstanding principal balance of each such loan and note receivable, and the past due status of any loan or note receivable, and such copies reflect correctly the detail of trial balance totals in all material respects as of the date of such reports.

    (aa) DERIVATIVE TRANSACTIONS. Neither VCNB nor any of its Subsidiaries is a party to a transaction in or involving forwards, futures, options on futures, swaps or other derivative instruments.

    (bb) TRUST ADMINISTRATION. Neither VCNB nor any Subsidiary presently exercises trust powers, including, but not limited to, trust administration, and has not exercised such trust powers for a period of at least 3 years prior to the date hereof. The term "trusts" as used in this Subsection 5.1(bb) includes
(i) any and all common law or other trusts between an individual, corporation or other entities and VCNB or any of its Subsidiaries, as trustee or co-trustee, including, without limitation, pension or other qualified or nonqualified employee benefit plans, compensation, testamentary, INTER VIVOS, and charitable trust indentures; (ii) any and all decedents' estates where VCNB or any of its Subsidiaries is serving or has served as a co-executor or sole executor, personal representative or administrator, administrator DE BONIS NON, administrator DE BONIS NON with will annexed, or in any similar fiduciary capacity; (iii) any and all guardianships, conservatorships or similar positions where VCNB or any of its Subsidiaries is serving or has served as a co-grantor or a sole grantor or a conservator or a co-conservator of the estate, or any similar fiduciary capacity, and (iv) any and all agency and/or custodial accounts and/or similar arrangements, including plan administrator for employee benefit accounts, under which VCNB or any of its Subsidiaries is serving or has served as an agent or custodian for the owner or other party establishing the account with or without investment authority.

    (cc) CONTINGENT LIABILITIES. VCNB has no actual knowledge of any facts, other than those reflected in the financial statements included in the VCNB Reports or the contracts, litigation and other matters listed in the Disclosure Schedules, that indicate the existence of a contingent liability of VCNB or any of its Subsidiaries (whether or not disclosure or accrual is required pursuant to GAAP) as to which there is more than a remote possibility of a material adverse impact on VCNB.

    (dd) STATEMENTS TRUE AND CORRECT. None of the information supplied or to be supplied by VCNB for inclusion in the S-4 (as defined in Section 6.1(a)) or the Proxy Statement/Prospectus (as defined in Section 6.1(a)), or incorporated by reference therein, or any other document to be filed with any governmental agency or regulatory authority in connection with the transactions contemplated hereby will, in the case of the Proxy Statement/Prospectus, when it is first mailed to the shareholders of VCNB, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which such statements are made, not misleading or, in the case of the S-4, when it becomes effective, be false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements therein not misleading, or, in the case of the Proxy Statement or any amendment thereof or supplement thereto, at the time of the meeting of shareholder of VCNB, be false or misleading with respect to any material fact or omit to state any material fact necessary to correct any statement or remedy any omission in any earlier communication with respect to the solicitation of any proxy of the VCNB shareholders' meeting.

    (ee) TIMELINESS AND COMPLIANCE OF REPORTS AND FILINGS. VCNB agrees that through the Effective Time of the Merger, each of its reports, and other filings required to be filed with any applicable Governmental Authority will be filed on a timely basis and will comply in all material respects with all of the applicable statutes, rules and regulations enforced or promulgated by the Governmental Authority with which it will be filed and none will contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they will be made, not misleading. Any financial statement contained in any such report, or other filing that is intended to present the financial position of VCNB and/or any of its Subsidiaries will fairly present the financial position of such entities or entity and will be prepared in accordance with generally accepted accounting principles or applicable banking regulations consistently applied during the periods involved. Notwithstanding anything to the contrary set forth in this Section 5(ee), VCNB makes no representation or warranty with respect to any information supplied by CNC or CNB or any of CNC's Reports.

    SECTION 5.2 REPRESENTATIONS AND WARRANTIES OF CNC. CNC represents and warrants to VCNB that:

    (a) RECITALS TRUE. The information set forth in the recitals of this Agreement with respect to CNC are true and correct.

    (b) CAPITAL STOCK. CNC is authorized to issue 75,000,000 shares of Common Stock, $1,00 par value, and is not authorized to issue any other class or series of capital stock, or any other securities giving the holder thereof the right to vote on any matters on which stockholders of the CNC can vote. As of August 31, 1996, 46,088,181 shares of CNC Common Stock were issued and outstanding, and 2,211,200 shares are held as treasury stock. All outstanding shares of CNC Common Stock outstanding are and all shares to be issued pursuant to the Merger will be, duly authorized, validly issued, fully paid and nonassessable, and are not, or will not be, subject to no preemptive rights. CNC has provided VCNB with true and correct copies of its Certificate of Incorporation and Bylaws.

    (c) AUTHORITY. CNC has the power and authority, and is duly qualified in all jurisdictions where such qualification is required (except for such qualifications the absence of which, individually or in the aggregate, would not have a Material Adverse Effect on CNC), to carry on its business as it is now being conducted and to own all of its material properties and assets. CNC has all federal, state, local and foreign governmental authorizations necessary for it to own or lease its properties and assets and to carry on its business as it is now being conducted, except for such powers and authorizations the absence of which, either individually or in the aggregate, would not have a Material Adverse Effect on CNC.

    (d) APPROVALS. The execution by CNC of this Agreement has been authorized by all necessary corporate actions of CNC, including, but not limited to, a vote by its board of directors. No vote, consent or approval of the shareholder of CNC or the shareholders of CNC is required to authorize this Agreement or the consummation of the Merger. Subject to receipt of the required approvals, consents or waivers of Governmental Authorities referred to in Section 7.1(b), this Agreement is a valid and binding agreement of CNC enforceable against CNC in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditor's rights, general equity principles, and the rights of the FDIC.

    (e) NO VIOLATIONS. The execution, delivery and performance of this Agreement by CNC does not, and consummation of the Merger will not, constitute
(i) a breach or violation of, or a default under, any applicable law, rule or regulation or any material judgment, decree, order, governmental permit or license, or material indenture, agreement or instrument of CNC, or to which CNC (or its property) is subject, which breach, violation or default would have a Material Adverse Effect on CNC or would materially hinder or delay the Merger or
(ii) a breach or violation of, or a default under, the Certificate of Incorporation or Bylaws of CNC; and the consummation of the Merger will not require any approval, consent or waiver under any such law, rule, regulation, judgment, decree, order, governmental permit or license or the approval, consent or waiver of any other party to any such agreement, indenture or instrument, other than (1) the required approvals, consents and waivers of Governmental Authorities referred to in Section 7.1 (b); and (2) any other approvals, consents or waivers, the absence of which, individually or in the aggregate, would not result in a Material Adverse Effect on CNC or would not materially hinder or delay the Merger.

    (f) FINANCIAL STATEMENTS. As of their respective dates, none of CNC's Annual Report on Form 10-K for the fiscal year ended December 31, 1995 or Quarterly Report on Form 10-Q for the quarters ended March 31, 1996 and June 30, 1996, nor any other document filed subsequent to December 31, 1993 under Section 13(a), 13(d), 14 or 15(d) of the Exchange Act, each in the form (including exhibits) filed with the SEC (collectively, the "CNC REPORTS"), contained or will contain any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. Each of the balance sheets or statements of condition contained or incorporated by reference in the CNC Reports (including any related notes and schedules) fairly present the financial position of the entity or entities to which it relates as of its date and each of the statements of operations and retained earnings and of cash flows or equivalent statements contained or incorporated by reference in the CNC Reports (including any related notes and schedules) fairly present the results of operations, retained earnings and cash flows, as the case may be, of the entity or entities to which it relates for the periods set forth therein (subject, in the case of unaudited interim statements, to normal year-end audit adjustments that are not Material in amount or effect), in each case in accordance with the published rules and regulations of the SEC and GAAP consistently applied and applicable to bank holding companies during the periods involved, except as may be noted therein. The books and records of CNC have been, and are being maintained in all material respects in accordance with GAAP and RAP and other applicable legal and accounting requirements and reflect only actual transactions.

    (g) ABSENCE OF CERTAIN CHANGES OR EVENTS. Except as set forth in CNC's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996, since December 31, 1995, there have not been any changes in the business, assets, financial condition or results of operations of CNC and its Subsidiaries that, individually or in the aggregate, have had a Material Adverse Effect on CNC.

    (h) ABSENCE OF CLAIMS. No litigation, proceeding or controversy before any court or governmental agency or authority is pending against CNC or its Subsidiaries which is reasonably likely, individually or in the aggregate, to have a Material Adverse Effect on CNC or to materially hinder or delay consummation of the Merger, and, to its knowledge, no such litigation, proceeding, controversy, claim or action has been threatened.

    (i) REGULATORY ACTIONS. Neither CNC nor CNB is a party to any cease and desist order, written agreement, memorandum of understanding or any similar regulatory action or order with any Federal or state governmental authorities, nor a recipient of any extraordinary supervisory letter from, nor has it adopted any board resolution at the request of any of its regulators, nor been advised that any such issuance or request is contemplated. As of the date hereof, and to CNC's actual knowledge, CNC is not the subject of a referral to either the United States Department of Justice or the Department of Housing and Urban Development for alleged violations of the Fair Lending Acts. Each material violation, criticism, or exception by any governmental authority with respect to any examinations of CNC has been resolved or is in the process of resolution.

    (j) KNOWLEDGE AS TO CONDITIONS. CNC knows of no reason why the approvals, consents and waivers of Governmental Authorities referred to in Section 7.1(b) should not be obtained without the imposition of any condition of the type referred to in the provisos thereto.

    (k) COMPLIANCE WITH LAWS. CNC and its Subsidiaries are not in material violation in any respect of any material Federal, state or local laws, rules, regulations or orders applicable to them or by which their properties may be bound, except such violations as would not have a Material Adverse Effect on CNC. Without limiting the scope of the previous sentence, neither CNC nor CNB is in material violation of Regulations B, D, E, Z or DD adopted by the FRB, the Fair Lending Acts, or those provisions of the United States Code providing penalties for the laundering of monetary instruments (18 U.S.C. Section1956) or engaging in monetary transactions in property derived from specified unlawful activity (18 U.S.C. Section1957).

    (l) FEES. Neither CNC, nor any of its officers, directors, employees or agents, has employed any broker or finder or incurred any liability for any financial advisory fees, brokerage fees, commissions or finder's fees in connection with this Agreement or the transactions contemplated hereby.

    (m) COMMUNITY REINVESTMENT ACT. CNB received a rating of "satisfactory" in its most recent examination or interim review with respect to the Community Reinvestment Act. CNC has not been advised of any supervisory concerns regarding CNB' compliance with the Community Reinvestment Act.

    (n) STATEMENTS TRUE AND CORRECT. None of the information supplied or to be supplied by CNC for inclusion in the S-4 (as defined in Section 6.1(a)) or the Proxy Statement/Prospectus, or incorporated by reference therein, or any other document to be filed with any governmental agency or regulatory authority in connection with the transactions contemplated hereby will, in the case of the Proxy Statement/ Prospectus (or incorporated by reference therein), when it is first mailed to the shareholders of VCNB, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which such statements are made, not misleading or, in the case of the S-4, when it becomes effective, be false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements therein not misleading, or, in the case of the Proxy Statement/Prospectus or any amendment thereof or supplement thereto, at the time of the meeting of shareholders of VCNB, be false or misleading with respect to any material fact or omit to state any material fact necessary to correct any statement or remedy any omission in any earlier communication with respect to the solicitation of any proxy of the VCNB shareholders' meeting.

    (o) TIMELINESS AND COMPLIANCE OF REPORTS AND FILINGS. CNC agrees that through the Effective Time of the Merger, each of its reports, and other filings required to be filed with any applicable Governmental Authority will comply in all material respects with all of the applicable statutes, rules and regulations enforced or promulgated by the Governmental Authority with which it will be filed and none will contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they will be made, not misleading. Any financial statement contained in any such report, or other filing that is intended to present the financial position of CNC and its Subsidiaries will fairly present the financial position of CNC and its Subsidiaries, will be prepared in accordance with generally accepted accounting principles or applicable banking regulations consistently applied during the periods involved. Notwithstanding anything to the contrary set forth in this
Section 5.2(o), CNC makes no representation or warranty with respect to any information supplied by VCNB or VCNB's Subsidiaries (or any of the VCNB Reports).

    (p) TAX REPRESENTATION. It is the present intention of CNC to continue at least one significant historic business line of each of VCNB, Ventura Bank and Frontier, or to use at least a significant portion of each of VCNB's, Ventura Bank's and Frontier's historic business assets in a business, in each case within the remaining of Treasury Regulation Section 1.368-1(d).

                                   ARTICLE VI
                                   COVENANTS

    SECTION 6.1  REGULATORY MATTERS.

    (a) CNC and VCNB shall promptly prepare and file with the SEC a registration statement on Form S-4, including the definitive proxy statement and prospectus (the "Proxy Statement/Prospectus") to be mailed to the VCNB Shareholders to vote upon the Merger (the "S-4"). CNC shall use all reasonable efforts to have the S-4 declared effective under the Securities Act as promptly as practicable after such filing, and VCNB shall thereafter mail the Proxy Statement/Prospectus to its shareholders. CNC shall also use all reasonable efforts to obtain all necessary state securities law or "Blue Sky" permits and approvals required to carry out the transactions contemplated by this Agreement, and obtain the approval for listing on the New York Stock Exchange of the shares of CNC Common Stock to be issued to holders of Common Stock in the Merger. VCNB shall furnish all information concerning VCNB and the holders of VCNB Common Stock as may be reasonably requested in connection with any such action.

    (b) The parties hereto shall cooperate with each other and use reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and Governmental Authorities which are necessary or advisable to consummate the transactions contemplated by this Agreement (including, without limitation, the Merger and Bank Mergers), and to comply with the terms and conditions of all such permits, consents, approval and authorizations to review in advance, and to the extent practicable each will consult the other on, in each case subject to applicable laws relating to the exchange of information, all the information relating to VCNB or CNC, as the case may be, and any of their respective Subsidiaries which appear in any filing made with, or written materials submitted to, any third party or any Governmental Authority in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties hereto shall act reasonably and as promptly as practicable. The parties hereto agree that they will consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties and Governmental Authorities necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other apprised of the status of matters relating to completion of the transactions contemplated herein.

    (c) CNC and VCNB shall, upon request, furnish each other with all information concerning themselves, their Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement/Prospectus the S-4 or any other statement, filing, notice or application made by or on behalf of CNC, VCNB or any of their respective Subsidiaries to any Governmental Authority in connection with the transactions contemplated by this Agreement.

    (d) CNC and VCNB shall promptly advise each other upon receiving any communication from any Governmental Authority whose consent or approval is required for consummation of the transactions contemplated by this Agreement which causes such party to believe that there is a reasonable likelihood that the approval of any Governmental Authority required pursuant to Section 7.1(b) will not be obtained or that the receipt of any such approval will be materially delayed beyond March 31, 1997.

    SECTION 6.2 STOCKHOLDERS' APPROVALS. VCNB shall duly call, give notice of, convene and hold a meeting of its shareholders to be held as soon as practicable following the date hereof for the purpose of obtaining the requisite shareholder approvals required in connection with this Agreement and the Merger. Subject to the provisions of the next sentence, VCNB shall, through its Board of Directors, recommend to its stockholders approval of such matters. VCNB's Board of Directors may fail to make such recommendation, or withdraw, modify or change any such recommendation in a manner adverse to CNC if such Board of Directors, after having consulted with and considered the advice of counsel, has reasonably determined in good faith that the making of such recommendation, or the failure to withdraw, modify or change its recommendation, would constitute a breach of the fiduciary duties of the members of such Board of Directors under applicable law.

    SECTION 6.3  LEGAL CONDITIONS TO MERGER.

    (a) Each of CNC and VCNB shall, and shall cause each of its Subsidiaries to, use its reasonable best efforts (i) to take, or cause to be taken, all actions necessary, proper or advisable to comply promptly with all legal requirements which may be imposed on such party or its Subsidiaries with respect to the Merger and, subject to the conditions set forth in Article VII hereof, to consummate the transactions contemplated by this Agreement and (ii) to obtain (and to cooperate with the other party to obtain) any consent, authorization, order or approval of, or any exemption by, any Governmental Authority and any other third party which is required to be obtained by VCNB or CNC or any of their respective Subsidiaries in connection with the Merger and the other transactions contemplated by this Agreement, and to comply with the terms and conditions of any such consent, authorization, order or approval.

    (b) Each of CNC and VCNB agrees to use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective, as soon as practicable after the date of this Agreement, the transactions contemplated hereby, including, without limitation, using reasonable efforts to lift or rescind any injunction or restraining order or other order adversely affecting the ability of the parties to consummate the transactions contemplated hereby and using reasonable efforts to defend any litigation seeking to enjoin, prevent or delay the consummation of the transactions contemplated hereby or seeking material damages.

    SECTION 6.4  INFORMATION.

    (a) CNC'S RIGHT TO ACCESS AND INFORMATION. Upon reasonable notice, VCNB shall, and shall cause each of its Subsidiaries to, afford to CNC and its representatives (including, without limitation, directors, officers, and employees, and their affiliates, and counsel, accountants and other professionals retained) such reasonable access during normal business hours throughout the period prior to the Effective Time to the books, records (including, without limitation, Tax Returns and work papers of independent auditors), properties, policies, files, personnel and to such other information as such persons may reasonably request, permit such persons to inspect and make copies of all stock records, minute books, books of account, contracts, commitments and other records, furnish to CNC such counterpart originals or certified or other copies of such documents or such information with respect to its businesses and affairs as CNC may reasonably request and that VCNB and its Subsidiaries may provide without violation of applicable law or regulation or jeopardy to any attorney-client or similar privilege to which the Bank may be entitled as against third parties other than CNC. Without limiting the foregoing, VCNB shall promptly provide CNC (i) monthly unaudited balance sheets and operating statements, loan delinquency reports, investment reports and such other reports and materials as are normally prepared and provided to the Board of Directors or senior management of the VCNB and (ii) each month and on the date that is five days prior to the Effective Time, a list of loans for which a Notice of Default has been filed or for which discussions have commenced that have a reasonable possibility of leading to a deed in lieu of foreclosure by the obligor thereunder. VCNB shall provide CNC with as much information concerning any exit interview or similar meetings held in connection with any regulatory examinations of VCNB and its Subsidiaries and, with respect to the examination findings and results, as VCNB can provide without violation of law. Without limiting the generality of the foregoing, CNC shall have the right to (i) conduct a full due diligence review of the operations and assets of VCNB and its Subsidiaries, (ii) conduct a full credit review of VCNB and its Subsidiaries and
(iii) conduct a specific credit review of VCNB and its Subsidiaries during the thirty days prior to the Effective Time.

    (b) VCNB'S RIGHT TO ACCESS AND INFORMATION. Upon reasonable request by VCNB, CNC shall (i) make its Chief Financial Officer and Controller available to discuss with VCNB and its representatives CNC's ongoing diligence and review of VCNB's operations and (ii) shall provide VCNB with written information which is
(a) similar to the written information that VCNB reviewed in connection with this Agreement, and (b) related to CNC's and its Subsidiaries' business condition, operations and prospects.

    (c) CUSTOMER CALLS. Prior to the Effective Time, representatives of CNC will be permitted to conduct joint calls upon customers of the Banks, if accompanied by representatives of the Banks, on a schedule to be agreed upon between the parties; provided, however, that in the event that either party terminates this Agreement in accordance with the terms hereof, CNC shall not, for a period of one (1) year from the date of the termination of this Agreement contact any customer of the Banks contacted pursuant to this Section 6.4(c).

    (d) CONFIDENTIALITY. Neither party shall, and each shall cause its representatives not to, use any information obtained pursuant to this Section
6.4 for any purpose unrelated to the consummation of the transactions contemplated by this Agreement. Subject to the requirements of law, each party shall keep confidential, and shall cause its representatives to keep confidential, all information, documents and trade secrets obtained pursuant to this Section 6.4 unless such information (i) becomes or has become available to such party from other sources not known by such party to be bound by a confidentiality obligation, (ii) is disclosed with the prior written approval of the party to which such information pertains or (iii) is or becomes readily ascertainable from published information or trade sources. In the event that this Agreement is terminated or the Merger shall otherwise fail to be consummated, each party shall promptly cause all copies of documents or extracts thereof containing information and data as to another party hereto to be returned to the party that furnished the same.

    SECTION 6.5  EMPLOYEE BENEFITS.

    (a) All employees of VCNB continuing in the employ of CNC shall be entitled to participate in stock plans, bonus plans and all other benefit plans of CNC on the same basis as other similarly situated employees of CNC. Each of these employees will be credited for eligibility, participation, vesting and accrual purposes (provided that no more than 1,080 hours of sick leave may be carried over into CNC's sick leave program), with such employee's respective years of past service with VCNB (or other prior service so credited by VCNB) as though they had been employees of CNC.

    (b) VCNB and each of its Subsidiaries has furnished to CNC its severance policies applicable to its employees (other than as set forth in the Disclosure Schedule) and a schedule indicating the amount that would be due as a severance payment to each such employee if he or she is not offered continued employment in an equivalent or substantially similar position by CNC following the Effective Time. To the extent CNC fails to offer an employee identified on such schedule continued employment in an equivalent or substantially similar position following the Effective Time, CNC shall be responsible for paying the severance payments due such employee as set forth on such schedule.

    (c) Provided such agreement is listed on the Disclosure Schedule and a complete copy of such agreement has been provided to CNC prior to the date hereof, CNC hereby agrees to honor, in accordance with their terms, any existing individual employment, severance, deferred compensation and similar agreements between VCNB or any of its Subsidiaries and any current or former officer, director, employee or consultant of VCNB or such Subsidiary; provided, however at the close of business on the last day of the month preceding the Effective Time, VCNB and its Subsidiaries shall have paid or accrued at least $510,000 for severance benefits payable to employees of VCNB and its subsidiaries pursuant to this Section 6.5(c). In the event that payments or accruals made pursuant to this Section exceed $510,000, such excess shall not be included in determining Book Value Per Share of VCNB pursuant to Section 7.2(e). Notwithstanding any other provision of this Agreement, no employee shall receive duplicative benefits by reason of this Section.

    (d) VCNB shall pay or accrue, up to $100,000 in retention bonuses or other similar incentives for employees of VCNB or one of the Banks, the selection of such employees and the amounts of such payments to be mutually acceptable to the parties. In the event that payments or accruals are made pursuant to this Section, such amount shall not be included in determining Book Value Per Share of VCNB pursuant to Section 7.2(e).

    SECTION 6.6 CERTAIN FILINGS, CONSENTS AND ARRANGEMENTS. CNC, VCNB and each of their respective Subsidiaries shall (a) promptly make any filings and applications required to be filed in order to obtain all approvals, consents and waivers of the Board of Governors, the OCC, the FDIC and any other Governmental Authorities or government entities necessary or appropriate for the consummation of the transactions contemplated hereby, (b) cooperate with one another (i) in promptly determining what filings are required to be made or approvals, consents or waivers are required to be obtained under any relevant Federal, state or foreign law or regulation, (ii) in providing the other a reasonable opportunity to review and comment upon the publicly available portions of such filings, and
(iii) in promptly making any such filings, furnishing information required in connection therewith and seeking timely to obtain any such approvals, consents or waivers and (c) deliver to the other copies of publicly available portions of all such filings and applications promptly after they are filed.

    SECTION 6.7 ADDITIONAL AGREEMENTS; PARTIES. Subject to the terms and conditions herein provided, each of the parties hereto agrees to use all commercially reasonable efforts to take promptly, or cause to be taken promptly, all actions and to do promptly or cause to be done promptly, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement as promptly as practicable, including using commercially reasonable efforts to obtain all necessary actions or nonactions, extensions, waivers, consents and approvals from all applicable Governmental Authorities, affecting all necessary registrations, applications and filings and obtaining any required contractual consents (including consent to assignment of leases where required) and regulatory approvals.

    SECTION 6.8 PUBLICITY. The initial press release announcing this Agreement shall be a joint press release and thereafter CNC and VCNB shall consult with each other in issuing any press releases or otherwise making public statements with respect to the transactions contemplated hereby and in making any filings with any governmental authority or with any national securities exchange with respect thereto. If any party hereto, on the advice of counsel, determines that a disclosure is required by law, it may make such disclosure without the consent of the other parties, but only after affording the other parties a reasonable opportunity to review and comment upon the disclosure.

    SECTION 6.9 NOTIFICATION OF CERTAIN MATTERS. VCNB shall give CNC, and CNC shall give VCNB, prompt notice of: (a) any material change in its business, operations, or prospects, (b) any complaints, investigations or hearings (or communications indicating that same may be contemplated) of any governmental agency or Governmental Authority, (c) the institution or the threat of material litigation, or (d) any event or condition that constitutes a breach of this Agreement, or that might be reasonably expected to cause its representations or warranties set forth herein not to be true and correct in all material respects as of the Effective Time.

    SECTION 6.10 PRE-CLOSING ADJUSTMENTS. At or before the Closing, VCNB shall make, and shall cause its Subsidiaries to make, and the Subsidiaries shall make, such accounting entries or adjustments, including charge-offs of loans, as CNC shall direct in order to implement its plans for the Subsidiaries following the Closing or to reflect expenses and costs related to the Bank Merger; PROVIDED, HOWEVER, that (a) VCNB and its Subsidiaries shall not be required to take such actions more than one day prior to the Effective Time or prior to the time CNC agrees in writing that all of the conditions to its obligation to close as set forth in Section 7.2 have been satisfied or waived, and (b) based upon consultation with counsel and accountants for VCNB and its Subsidiaries, no such adjustment shall (i) require any filing with any governmental agency or authority, (ii) violate any law, rule or regulation applicable to VCNB or its Subsidiaries, or (iii) otherwise materially disadvantage VCNB or its Subsidiaries if the Acquisition were not consummated; PROVIDED that in any event, no accrual or reserve made by VCNB or its Subsidiaries pursuant to this
Section 6.10, or any litigation or regulatory proceeding arising out of any such accrual or reserve, shall constitute or be deemed to be a breach, violation of or failure to satisfy any representation, warranty, covenant, condition or other provision of this Agreement or otherwise be considered in determining whether any such breach, violation or failure to satisfy shall have occurred. The recording of such adjustments shall not be deemed to imply any misstatement of previously furnished financial statements or information, shall not be construed as concurrence of VCNB's or its Subsidiaries' management with any such adjustments, and shall not affect the Exchange Ratio or the Per Share Cash Consideration.

    SECTION 6.11 DIRECTOR RESIGNATIONS. VCNB and its Subsidiaries shall use reasonable efforts to cause to be delivered to CNC at the Closing, the resignations of the members of the Board of Directors of VCNB and its Subsidiaries.

    SECTION 6.12 HUMAN RESOURCES ISSUES. VCNB and each of its Subsidiaries agree to cooperate with CNC with respect to any formal meetings or interviews with one or more employees called or arranged by it and held for the purpose of discussing the transactions contemplated by this Agreement or their effect on such employees, with CNC given the opportunity to participate in such meetings or interviews. This section is not intended to apply to casual conversations about the transaction or informal meetings initiated by employees, or to prohibit discussion in general, but rather to allow CNC a role in the formal presentation of the transaction to employees, and an opportunity to participate in the significant, formal meetings at which the transaction is explained and discussed.

    SECTION 6.13  ASSISTANCE WITH THIRD-PARTY AGREEMENTS.

    (a) VCNB and its Subsidiaries shall cooperate with and use all reasonable efforts to assist CNC in (a) gaining access to all of their third-party vendors, landlords of all of their leased properties and other parties to material agreements, promptly after the date of this Agreement, (b) obtaining the cooperation of such third parties in a smooth transition in accordance with CNC's timetable at or after the Effective Time.

    (b) Without limiting Section 6.13(a), VCNB and its Subsidiaries shall use all reasonable efforts to provide data processing and other processing support, including support from outside contractors, to assist CNC in performing all tasks reasonably required to result in a successful conversion of their data and other files and records to CNC's production environment, when requested by CNC and sufficient to ensure that a successful conversion can occur at such time as CNC requests at or after the Effective Time. Among other things, VCNB and its Subsidiaries shall:

        (i) cooperate with CNC to establish a mutually agreeable project plan to effectuate the conversion;

        (ii) use their commercially reasonable efforts to have VCNB's and its Subsidiaries' outside contractors continue to support both the conversion effort and its needs until the conversion can be established;

        (iii) provide, or use its commercially reasonable efforts to obtain from any outside contractors, all data or other files and layouts requested by CNC for use in planning the conversion, as soon as possible;

        (iv) provide reasonable access to personnel at corporate headquarters, data and other processing centers, all branches and, with the consent of outside contractors, at outside contractors, to enable the conversion effort to be completed on schedule; and

        (v) to the extent reasonably practicable, give notice of termination, conditioned upon the completion of the transactions contemplated hereby, of the contracts of outside data and other processing contractors or other third-party vendors when directed to do so by CNC.

    Notwithstanding the foregoing, neither VCNB nor the Banks shall be required to give any notice of termination required by this Section 6.13 (x) more than thirty days prior to the Effective Time and (y) unless CNC states in writing that, to the best of its knowledge, all conditions to Closing set forth in
Article VII have been or will be satisfied or waived; provided, however, that VCNB and the Banks shall take action as directed by CNC at any time (1) to terminate any contract other than that described in clause (2) hereof, if CNC indemnifies VCNB and the Banks for the incremental costs of obtaining a replacement contract in the event that the Merger is not consummated other than due to breaches of this Agreement by VCNB; and (2) to terminate any of the Bank's outside data processing contracts (the "DP CONTRACTS") if (A) CNC provides an undertaking to VCNB and the Banks in form and substance reasonably satisfactory to VCNB and the Banks to the effect that CNC shall, in the event that the Merger is not consummated, indemnify VCNB and the Banks against all losses, claims, damages or liabilities resulting from such action, and (B) CNC agrees to compensate VCNB or the Banks for arrangements through a third-party provider reasonably acceptable to VCNB providing service levels reasonably comparable to those provided under the DP Contracts under terms no more burdensome and at a price no higher to VCNB and the Banks than is provided in the DP Contracts for their respective needs in the event such contracts are terminated and the Merger is not consummated, other than as a result of a failure to consummate the Merger due to breaches of this Agreement by VCNB and further provided, that CNC's obligations under the foregoing proviso are limited to payments for one year in an aggregate amount not greater than 150% of that paid by VCNB or the Banks pursuant to the DP Contracts for the last twelve months for which such DP Contracts were in effect.

    (c) CNC agrees that all actions taken pursuant to this Section 6.13 shall be taken in a manner intended to minimize disruption to the customary business activities of VCNB and its Subsidiaries.

    SECTION 6.14 NOTICES AND COMMUNICATIONS. VCNB and its Subsidiaries shall, if requested to do so by CNC (a) cooperate with CNC by sending necessary or appropriate customer notifications and communications as drafted by CNC to advise such customers of the impending transaction and of CNC's plans following the Effective Time, and (b) take or cause to be taken at the direction of and as agent for CNC, following the receipt of all approvals of Governmental Authorities pursuant to Section 7.1(b) all actions necessary to comply with the provisions of the Worker Adjustment and Retraining Notification Act, as amended (12 U.S.C 2101, et seq.), with respect to all employees of VCNB and its Subsidiaries covered by such act who are to be terminated by CNC within sixty days following the effective time, including the issuance of notices to such employees.

    SECTION 6.15 INSURANCE POLICIES ASSIGNMENT. VCNB and its Subsidiaries agree to make commercially reasonable efforts to obtain consent to partial or complete assignments of any of their insurance policies if requested to do so by CNC, to the extent necessary to maintain the benefits to CNC of such policies as they apply to VCNB and its Subsidiaries. VCNB and its Subsidiaries shall also inform CNC no later than the Effective Time of any material unfiled insurance claims of which they have knowledge and for which they believe coverage exists.

    SECTION 6.16 ADDITIONAL AGREEMENTS; OFFICERS AND DIRECTORS. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement or to vest CNB with full title to all properties, assets, rights, approvals, immunities and franchises of either CNC or VCNB, the proper officers and directors of each party to this Agreement shall take all necessary or appropriate action.

    SECTION 6.17  AFFILIATES AND FIVE PERCENT SHAREHOLDERS.

    (a) At least 40 days prior to the Effective Time, VCNB shall deliver to CNC a letter identifying all persons who are, at the time this Agreement is submitted for approval to the stockholders of VCNB, "affiliates" of VCNB for purposes of Rule 145 under the Securities Act. VCNB shall use commercially reasonable efforts to cause each such affiliate to deliver to CNC prior to the Effective Time a written "Affiliates" agreement, in customary form, providing that such person shall dispose of the CNC Common Stock to be received by such person in the Merger only in accordance with applicable law.

    (b) Prior to the Effective Time, VCNB shall use commercially reasonable efforts to cause each person or group of persons who holds more than five percent (5%) of VCNB's Common Stock (regardless of whether such person is an "affiliate") to deliver to the law firm delivering the opinion pursuant to
Section 7.3(d) a letter stating that such stockholder(s) have no present intention to dispose of the CNC Common Stock he or she or they will receive in the Merger, and committing that he, she or they will not dispose of such CNC Common Stock in such a manner as to cause a violation of the "continuity of shareholder interest" requirements of Treasury Regulation 1.368-1.

    SECTION 6.18 COOPERATION. VCNB shall and shall cause the Banks to cooperate with CNC and CNB in all reasonable respects in accomplishing the Bank Mergers.

    SECTION 6.19 INDEMNIFICATION AND DIRECTORS AND OFFICERS. CNC agrees that all rights to indemnification or exculpation now existing in favor of the directors, officers, employees and agents of VCNB and its Subsidiaries as provided in their respective articles of incorporation, bylaws, indemnification agreements or otherwise in effect as of the date hereof with respect to matters occurring prior to the Effective Time, shall survive the Merger and Bank Mergers and shall continue in full force and effect. CNC further agrees that, following consummation of the Merger and Bank Mergers: to the greatest extent permitted by Delaware law, and the organizational documents or bylaws of CNC as in effect of the date hereof, it shall indemnify, defend and hold harmless individuals who were officers and directors of VCNB and its Subsidiaries as of the date hereof or immediately prior to the Effective Time for any claim or loss arising out of their actions while a director or officer, including any acts relating to this Agreement, and shall pay the expenses, including attorneys' fees, of such individual in advance of the final resolution of any claim, provided such individuals shall first execute an undertaking acceptable to the Bank to return such advances in the event it has finally concluded such indemnification is not allowed under applicable law.

    SECTION 6.20 SHAREHOLDERS' AGREEMENT. VCNB will use all reasonable efforts to cause the directors of VCNB, to execute and deliver to CNC one or more shareholders' agreements substantially in the form of Exhibit 6.20 hereto, committing such persons, among other things, to vote their shares of VCNB Common Stock in favor of the Merger at the shareholders' meeting held for that purpose, granting a proxy for such shares to CNC, and to certain representations concerning the ownership of VCNB Common Stock and the CNC Common Stock to be received in the Merger, within five (5) days after the date of this Agreement.

                                  ARTICLE VII
                           CONDITIONS TO CONSUMMATION

    SECTION 7.1 CONDITIONS TO EACH PARTY'S OBLIGATIONS. The respective obligations of CNC on the one hand, and of VCNB on the other hand, to close the Merger shall be subject to the satisfaction or waiver by both parties prior to the Effective Time of the following conditions:

    (a) The Agreement and the Merger shall have been approved by VCNB and CNC in accordance with applicable law, including the approval and adoption by the requisite affirmative votes of the holders of VCNB Common Stock entitled to vote thereon.

    (b) CNC shall have procured, as necessary, the required approval, consent or waiver with respect to the Agreement and the Merger by the Board of Governors, the OCC, and the FDIC and, in all such cases, all applicable statutory waiting periods shall have expired; the parties shall have procured all other regulatory approvals, consents or waivers of Governmental Authorities that are necessary or appropriate to the consummation of the Merger; and no approval, consent or waiver referred to in this Section 7.1(b) shall be deemed to have been received if it shall include any condition or requirement that would, in the good faith determination of CNC, be a Burdensome Condition on CNC.

    (c) No party hereto shall be subject to any order, decree or injunction or a court or agency of competent jurisdiction which enjoins or prohibits the consummation of the Merger, the Bank Mergers or any other transactions contemplated by this Agreement.

    (d) No statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Authority which prohibits, restricts or makes illegal consummation of the Merger, the Bank Mergers or any other transactions contemplated by this Agreement.

    (e) The Form S-4 covering all of the shares of CNC Common Stock to be issued in the Merger shall have become effective under the Securities Act and no stop order suspending the effectiveness of such Form S-4 shall have been issued and no proceedings for that purpose shall have been initiated.

    (f) The shares of CNC Common Stock to be issued in the Merger shall be approved for listing on the New York Stock Exchange, subject to notice of issuance.

    SECTION 7.2 CONDITIONS TO OBLIGATIONS OF CNC. The obligations of CNC to close the Merger shall be subject to the satisfaction or waiver prior to the Effective Time of the following additional conditions:

    (a) Each of the representations and warranties of VCNB contained in this Agreement shall, in all material respects, be true at the Effective Time as if made on such date (or on the date when made in the case of any representation or warranty which relates to an earlier date). The Disclosure Schedule shall be updated and made current to such date as close to the Effective Time as is reasonable for each type of disclosure and as are agreed upon by the parties hereto no later than thirty (30) days prior to the Effective Time; such update of the Disclosure Schedule shall not in any way affect the representations and warranties set forth in Section 5.1. VCNB shall have performed, in all material respects, each of its covenants and agreements contained in this Agreement and CNC shall have received a certificate signed by the Chief Executive Officer and the Chief Financial Officer of VCNB, at the Effective Time, to the foregoing effect.

    (b) No litigation or proceeding shall be pending against VCNB or any of its Subsidiaries, brought by any Governmental Authority seeking to prevent consummation of the transactions contemplated hereby.

    (c) CNC shall have received the opinion of Manatt, Phelps & Phillips, LLP, special counsel to VCNB, in form and substance reasonably satisfactory to CNC, to the effect that this Agreement has been duly authorized, executed and delivered by VCNB, and constitutes the valid and legally binding obligation of VCNB enforceable in accordance with its terms, subject to customary exceptions.

    (d) At least two days prior to the Effective Time, all attorneys, accountants, investment bankers and other advisors and agents for VCNB and its Subsidiaries shall have submitted to VCNB (with a copy to CNC) estimates of their fees and expenses for all services rendered in any respect in connection with the transactions contemplated hereby to the extent not already paid, and based on such estimates, VCNB shall have prepared and submitted to CNC a summary of such fees and expenses for the transaction. At the Effective Time (i) such advisors shall have submitted their final bills for such fees and expenses to VCNB and its Subsidiaries for services rendered, with a copy to be delivered to CNC, and based on such summary, VCNB shall have prepared and submitted to CNC a final calculation of such fees and expenses (ii) VCNB shall have accrued and paid, and have caused its Subsidiaries to have accrued and paid, the amount of such fees and expenses as calculated above, after CNC has been given an opportunity to review all such bills and calculation of such fees and expenses, and (iii) such advisors shall have released CNC from liability for any fees and expenses. CNC shall not be liable for any such fees and expenses.

    (e) At least five Business Days prior to the Effective Time, VCNB shall provide CNC with VCNB's financial statements as of the close of business on the last day of the month prior to the Effective Time. Such financial statements shall have been prepared in all material respects in accordance with GAAP and RAP and other applicable legal and accounting requirements, and reflect all period-end accruals and other adjustments. At the close of business on the last day of the month preceding the Effective Time, the Book Value Per Share of VCNB shall be not less than $3.12. "Book Value Per Share", for purposes of this
Section 7.2(e) shall mean Adjusted Stockholders' Equity, divided by the number of shares of VCNB Common Stock outstanding on the date of calculation. Adjusted Stockholders' Equity shall mean the stockholders' equity of VCNB as reflected on the financial statement delivered pursuant to this Section 7.2(e) plus the sum of (a)(i) all severance benefits paid or accrued pursuant to Section 6.5(b),
(ii) any severance benefits in excess of $510,000 paid or accrued pursuant to
Section 6.5(c), (iii) all amounts paid or accrued pursuant to Section 6.5(d);
(iv) all amounts paid or accrued in connection with the cancellation of options granted pursuant to the Option Plan as permitted by Sections 2.4 and 4.2(b), (v) all amounts paid or accrued in connection with taking any actions pursuant to
Section 6.13, and (vi) all amounts paid or accrued in connection with the cold comfort letter provided for in Section 7.2(h), in each case, net of applicable taxes, and (b) as adjusted to eliminate any amount related to unrealized loss
(gain) on securities, available for sale, net of tax as reflected on the financial statements delivered pursuant to this Section 7.2(e) and including instead on such financial statements the amount of VCNB's unrealized loss on securities, available for sale, net of tax as of June 30, 1996.

    (f) At the close of business on the last day of the month preceding the Effective Time, total deposits of VCNB and its Subsidiaries, calculated pursuant to RAP and GAAP, shall be not less than eighty-five percent (85%) of the average of total deposits for VCNB and its Subsidiaries for the six month period ending on the last day of the same month in the preceding year.

    (g) Between the date of this Agreement and the Effective Time, there shall not have occurred any event related to the business condition (financial or otherwise), prospects, operations or properties of VCNB and its Subsidiaries that has had a Material Adverse Effect on VCNB.

    (h) CNC and its directors and officers who sign the S-4 shall have received from VCNB's independent certified public accountants "cold comfort" letters, dated (i) the date of the mailing of the Proxy Statement/Prospectus to VCNB's shareholders, and (ii) shortly prior to the Effective Time, with respect to certain financial information regarding VCNB in the form customarily issued by such accountants at such times in transactions of this type.

    (i) CNC shall have received shareholders' agreements executed and delivered by each of the directors as contemplated by Section 6.20.

    SECTION 7.3 CONDITIONS TO OBLIGATIONS OF VCNB. The obligations of VCNB hereunder shall be subject to the satisfaction or waiver prior to the Effective Time of the following additional conditions:

    (a) Each of the representations, warranties and covenants of CNC contained in this Agreement shall, in all material respects, be true at the Effective Time as if made on such date (or on the date when made in the case of any representation or warranty which specifically relates to an earlier date); CNC shall have performed, in all material respects, each of its covenants and agreements contained in this Agreement; and VCNB shall have received certificates signed by the Chief Financial Officer or other authorized senior officers of CNC at the Effective Time, to the foregoing effect.

    (b) No litigation or proceeding shall be pending against CNC or any of its Subsidiaries brought by any Governmental Authority seeking to prevent consummation of the transactions contemplated thereby.

    (c) VCNB shall have received the opinion of Richard H. Sheehan, Jr., General Counsel to CNC, in form and substance reasonably satisfactory to VCNB, to the effect that (i) this Agreement has been duly authorized, executed and delivered by CNC and constitutes the valid and legally binding obligation of CNC enforceable in accordance with its terms, subject to customary exceptions and
(ii) the shares of CNC Common Stock issued as consideration in the Merger have been duly authorized, validly issued, fully paid and non-assessable.

    (d) VCNB shall have received the opinion of Manatt, Phelps & Phillips, LLP, special counsel to VCNB, no later than thirty (30) days from the date hereof, in form and substance reasonably satisfactory to VCNB, and confirmed immediately prior to the Effective Time by such counsel (or, if such counsel cannot give such opinion or confirmation, by other tax counsel of a prominent law firm designated by CNC and acceptable to VCNB), substantially to the effect that, on the basis of facts, representations and assumptions set forth in such opinion, which are consistent with the state of facts existing at the Effective Time, that the state of facts existing at the Effective Time, that the Merger will qualify as a reorganization under Section 368 of the Code; provided, that this condition shall be deemed to have been met if such opinion (or confirmation) cannot be given due to the inability of the directors of VCNB to make or deliver to such counsel representations or agreements reasonably required by such counsel in order to deliver such opinion (or confirmation).

    (e) VCNB shall have received an updated fairness opinion of Sandler O'Neill & Partners L.P. within five (5) days prior to the mailing of the Proxy Statement/Prospectus to the shareholders of VCNB confirming that the consideration to be paid to the VCNB shareholders in the Merger is fair from a financial point of view to such shareholders.

    (f) Between the date of this Agreement and the Effective Time there shall not have occurred any event related to the business condition (financial or otherwise), prospects, operations or properties of CNC and its Subsidiaries that has had a Material Adverse Effect on CNC.

                                  ARTICLE VIII
                                  TERMINATION

    SECTION 8.1 TERMINATION. This Agreement may be terminated, and the Merger abandoned, prior to the Effective Time:

    (a) by the mutual agreement of VCNB and CNC, if the board of the directors, or duly authorized committee thereof, or duly authorized officers, of each so determines;

    (b) by CNC or VCNB in the event of a material breach by the other party hereto of any representation, warranty, covenant or agreement contained herein, which is not cured within 30 days after written notice of such breach is given to the party committing such breach by the other party;

    (c) by CNC or VCNB by written notice to the other party if either (i) any approval, consent or waiver of a Governmental Authority required to permit consummation of the Merger shall have been denied or (ii) any Governmental Authority or court shall have issued a final, non-appealable order enjoining or otherwise prohibiting consummation of the Merger;

    (d) by CNC or VCNB in the event that the Merger is not consummated by May 31, 1997, unless the failure to so consummate by such time is due to the breach of any covenant or obligation contained in this Agreement by the party seeking to terminate;

    (e) by CNC or VCNB if any approval of the stockholders of VCNB contemplated by this Agreement shall not have been obtained by reason of the failure to obtain the required vote at a duly held meeting of stockholders or any adjournments or postponement thereof;

    (f) by CNC if the Board of Directors of VCNB shall have withdrawn, modified or changed in a manner adverse to CNC its approval or recommendation of this Agreement and the Merger;

    (g) by VCNB, if the Final CNC Stock Price is less than $13.90;

    (h) by CNC, if (i) VCNB shall have exercised a right specified in the proviso set forth in Section 4.2(w) with respect to any Takeover Proposal and shall, directly or through agents or representatives, continue discussions with any third party concerning such Takeover Proposal for more than 10 Business Days after the date of receipt of such Takeover Proposal; or (ii) a Takeover Proposal that is publicly disclosed shall have been commenced, publicly proposed or communicated to VCNB which contains a proposal as to price (without regard to the specificity of such price proposal) and VCNB shall not have rejected such proposal within 10 Business Days of its receipt or the date its existence first becomes publicly disclosed, if earlier; or

    (i) by VCNB if a Takeover Proposal exists and the Board of Directors of VCNB, after having consulted with and considered the advice of outside legal counsel, reasonably determine in good faith that such action is necessary in the exercise of its fiduciary duties under applicable law.

    SECTION 8.2 EFFECT OF TERMINATION. In the event of the termination of this Agreement by either CNC or VCNB, as provided above, this Agreement shall thereafter become void and there shall be no liability on the part of any party hereto or their respective officers or directors, except that any such termination shall (i) be without prejudice to the rights of any party hereto arising out of the willful breach by any party of any covenant or willful misrepresentation contained in this Agreement (ii) not affect Sections 6.4(d),
6.13 and 9.12 hereof which shall survive such termination and (iii) not affect any provision of this Agreement which expressly survives the termination of this Agreement. The Stock Option Agreement shall be governed by its own terms as to termination.

                                   ARTICLE IX
                                 OTHER MATTERS

    SECTION 9.1 CERTAIN DEFINITIONS; INTERPRETATIONS. As used in this Agreement, the following terms shall have the meanings indicated:

    "ACTUAL KNOWLEDGE" shall mean facts and other information which as of the date of this Agreement any executive vice president, chief financial officer, controller (and, after the date of this Agreement, shall also include any Senior Vice President), and any officer senior to any of the foregoing of a party actually knows.

    "ALLL" shall mean the allowance for loan and lease losses, as determined in accordance with GAAP and RAP.

    "BURDENSOME CONDITION" shall mean any condition or requirement included in any required regulatory approval, consent or waivers of Government Authorities which imposes (a) any condition or restriction on CNC or CNB, including without limitation, requirements relating to the raising of additional capital or the disposition of assets, which in the good faith judgment of CNC would be materially burdensome in the context of the transactions contemplated by this Agreement, or (b) the Memorandum of Understanding between the Federal Reserve Bank of San Francisco and VCNB on CNC.

    "BUSINESS DAY" shall mean any day other than a Saturday, Sunday, national holiday or any other day on which national banks operating in California are permitted or required to close.

    "CONTROL" shall have the meaning ascribed thereto in Section 2(a) of the Bank Holding Company Act of 1956, as amended.

    "KNOWLEDGE" or "BEST KNOWLEDGE" shall mean facts and other information which as of the date of this Agreement any executive vice president, chief financial officer, superior officer, controller (and, after the date of this Agreement, shall also include any Senior Vice President), and any officer superior to any of the foregoing of a party knows as a result of the performance of his or her duties, or that a senior executive officer of a bank or bank holding company similar to such party with similar duties reasonably should know in the normal course of his or her duties, and includes such diligent inquiry as is reasonable under the circumstances.

    "MATERIAL" means material to CNC or VCNB (as the case may be) and its respective Subsidiaries, taken as a whole.

    "MATERIAL ADVERSE EFFECT", with respect to a person, means a material adverse effect upon (A) business, financial condition, operations, or prospects of such person and its Subsidiaries, taken as a whole, or (B) the ability of such person to timely perform its obligations under, and to timely consummate the Merger provided, however, that in determining whether a Material Adverse Effect has occurred there shall be excluded any effect on the referenced party the cause of which is (i) any change in banking or similar laws, rules or regulations of general applicability or interpretations thereof by courts or governmental authorities, (ii) any change in GAAP or RAP applicable to banks or their holding companies generally, (iii) any action or omission of CNC or VCNB or any subsidiary of either of them taken with the prior written consent of CNC or VCNB, as applicable or permitted by this Agreement, and (iv) any changes in general economic conditions affecting banks or their holding companies generally.

    "PERSON" includes an individual, corporation, partnership, association, trust, limited liability company or partnership or unincorporated organization.

    "RAP" shall mean regulatory accounting principles, if any, applicable to a particular person.

    "SUBSIDIARY", with respect to a person, means any other person the stock or equity of which is more than 50% owned by such person.

    "TAXES" shall mean any federal, state, local, or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Code Section
59A), customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other taxes, or assessments in the nature of taxes, of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not.

    "TAX RETURN" shall mean any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

    The table of contents and headings contained in this Agreement offer ease of reference only and shall not affect the meaning or interpretation of this Agreement. Whenever the words "include", "includes", or "including" are used in this Agreement, they shall be deemed followed by the words "without limitation". Any singular term in this Agreement shall be deemed to include the plural, and any plural term, the singular.

    SECTION 9.2  NON-SURVIVAL OF REPRESENTATIONS, WARRANTIES AND
COVENANTS. Except for Articles II and III and Sections 6.4(d), 6.5, 6.18, and 6.19, none of the respective representations, warranties, obligations, covenants, and agreements of the parties shall survive the Effective Time.

    SECTION 9.3 WAIVER AND MODIFICATION. Prior to the Effective Time, any provision of this Agreement may be (a) waived by the party benefited by the provision or by both parties or (b) amended or modified at any time (including the structure of the transaction) by an agreement in writing between the parties hereto, approved by their respective boards of directors, PROVIDED HOWEVER, that any amendment which reduces the amount or changes the form of the consideration to be delivered to the VCNB Shareholders in the Merger shall not be valid after the Agreement is approved by the stockholders of VCNB without any subsequent approval by the stockholders of VCNB.

    SECTION 9.4 COUNTERPARTS. This Agreement may be executed in counterparts each of which shall be deemed to constitute an original, but all of which together shall constitute one and the same instrument.

    SECTION 9.5 GOVERNING LAW, JURISDICTION AND VENUE. This Agreement shall be governed by, and interpreted in accordance with, the laws of the State of Delaware (however, not to the exclusion of any applicable Federal law), without regard to Delaware statutes or judicial decisions regarding choice of law questions. The prevailing party shall be entitled to recover all reasonable costs and expenses, including attorneys' fees, or charges and disbursements incurred in connection with such suit.

    SECTION 9.6 NOTICES. All notices, requests, acknowledgements and other communications hereunder (collectively, "NOTICES") to a party shall be in writing and delivered by hand, federal express (or other reputable overnight delivery service), telecopy, registered mail or certified mail to such party at its address set forth below or to such other address as such party may specify by notice to the other party hereto. All Notices given by telecopy shall be deemed to have been given upon receipt of confirmation by the sender of such Notice; all other Notices shall be deemed to have been given when received. If to VCNB to:

    Ventura County National Bancorporation
    500 Esplanade Drive
    Oxnard, California 93030
    Telecopy: (805) 981-2786

    Attention: Richard S. Cupp

    with a copy to:

    Manatt, Phelps & Phillips
    11355 West Olympic Boulevard
    Los Angeles, California 90064
    Telecopy: (310) 312-4224

    Attention: William T. Quicksilver

    If to CNC, to:

    City National Corporation
    400 North Roxbury Drive
    Beverly Hills, California 90210-5021
    Telecopy: (310) 888-6704

    Attention: Mr. Frank P. Pekny

    with a copy to:

    City National Corporation
    400 North Roxbury Drive
    Beverly Hills, California 90210-5021
    Telecopy: (310) 888-6232

    Attention: Richard H. Sheehan

    SECTION 9.7 ENTIRE AGREEMENT. Except for the agreements entered into as of this date or contemplated by this Agreement, the Stock Option Agreement, the Shareholders' Agreement and the Confidentiality Agreements between CNC and VCNB dated April 22, 1996 and September 4, 1996, this Agreement (including the Disclosure Schedule attached hereto and incorporated herein) represents the entire understanding of the parties hereto with respect to the transactions contemplated hereby and supersedes any and all other oral or written agreements heretofore made;

    SECTION 9.8 BINDING EFFECT; ASSIGNMENT. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns; provided, however, this Agreement may not be assigned by either party hereto without the written consent of the other party.

    SECTION 9.9 SEVERABILITY. If any provision of this Agreement or the application of any such provision to any person or circumstance shall be held invalid, illegal or unenforceable in any respect by a court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision hereof.

    SECTION 9.10  NO THIRD PARTY BENEFICIARIES.  Except with respect to Sections
6.5 and 6.19 which are intended to benefit the officers and employees of VCNB and its Subsidiaries, this Agreement is made solely for the benefit of the parties to this Agreement and their respective successors and permitted assigns, and no other person or entity shall have or acquire any right by virtue of this Agreement.

    SECTION 9.11 SPECIFIC PERFORMANCE. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the U.S. or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

    SECTION 9.12 EXPENSES. Subject to Section 7.2(d) hereof, each party hereto shall pay its own costs and expenses incurred in connection with the Merger, including, without limitation, attorneys' fees, charges and disbursements and filing or other fees payable in connection with all applications, notifications and report forms and notices to be filed with any Governmental Authority pursuant to the terms of this Agreement; provided, however, that the costs and expenses of printing and mailing the S-4 and the Proxy Statement/Prospectus shall be borne by CNC, unless the Merger does not occur (other than due to a termination of this Agreement pursuant to Section 8.1(b)), in which event such costs and expenses shall be borne equally by the parties hereto. All filing and other fees paid to the SEC in connection with the Merger shall be borne by CNC.

    IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized officers as of the day and year first above written.

VENTURA COUNTY NATIONAL                            CITY NATIONAL CORPORATION
BANCORP

By:        /s/ RICHARD S. CUPP                     By:        /s/ RUSSELL GOLDSMITH
           Richard S. Cupp                                    Russell Goldsmith
           PRESIDENT AND CHIEF EXECUTIVE OFFICER              VICE CHAIRMAN AND CHIEF EXECUTIVE
                                                              OFFICER

                                   APPENDIX B
                       CALIFORNIA GENERAL CORPORATION LAW
                         DISSENTERS' RIGHTS--CHAPTER 13

SECTION 1300. RIGHT TO REQUIRE PURCHASE--"DISSENTING SHARES" AND "DISSENTING SHAREHOLDER" DEFINED.

    (a) If the approval of the outstanding shares (Section 152) of a corporation is required for a reorganization under subdivisions (a) and (b) or subdivision
(e) or (f) of Section 1201, each shareholder of the corporation entitled to vote on the transaction and each shareholder of a subsidiary corporation in a short-form merger may, by complying with this chapter, require the corporation in which the shareholder holds shares to purchase for cash at their fair market value the shares owned by the shareholder which are dissenting shares as defined in subdivision (b). The fair market value shall be determined as of the day before the first announcement of the terms of the proposed reorganization or short-form merger, excluding any appreciation or depreciation in consequence of the proposed action, but adjusted for any stock split, reverse stock split, or share dividend which becomes effective thereafter.

    (b) As used in this chapter, "dissenting shares" means shares which come within all of the following descriptions:

(1) Which were not immediately prior to the reorganization or short-form merger either (A) listed on any national securities exchange certified by the Commissioner of Corporations under subdivision (o) of Section 25100 or (B) listed on the list of OTC margin stocks issued by the Board of Governors of the Federal Reserve System, and the notice of meeting of shareholders to act upon the reorganization summarizes this section and Sections 1301, 1302, 1303 and 1304; provided, however, that this provision does not apply to any shares with respect to which there exists any restriction on transfer imposed by the corporation or by any law or regulation; and provided, further, that this provision does not apply to any class of shares described in subparagraph (A) or (B) if demands for payment are filed with respect to 5 percent or more of the outstanding shares of that class.

(2) Which were outstanding on the date for the determination of shareholders entitled to vote on the reorganization and (A) were not voted in favor of the reorganization or, (B) if described in subparagraph (A) or (B) of paragraph (1) (without regard to the provisos in that paragraph), were voted against the reorganization, or which were held of record on the effective date of a short-form merger; provided, however, that subparagraph (A) rather than subparagraph (B) of this paragraph applies in any case where the approval required by Section 201 is sought by written consent rather than a meeting.

(3) Which the dissenting shareholder has demanded that the corporation purchase at their fair market value, in accordance with Section 301.

(4) Which the dissenting shareholder has submitted the endorsement, in accordance with Section 1302.

(c) As used in this chapter, "dissenting shareholder" means the recordholder of dissenting shares and includes a transferee of record.

SECTION 1301.    DEMAND FOR PURCHASE

    (a) If, in the case of a reorganization, any shareholders of a corporation have a right under Section 1300, subject to compliance with paragraphs (3) and
(4) of subdivision (b) thereof, to require the corporation to purchase their shares for cash, such corporation shall mail to each such shareholder a notice of the approval of the reorganization by its outstanding shares (Section 152) within 10 days after the date of such approval, accompanied by a copy of Sections 1300, 1302, 1303, 1304 and this section, a statement of the price determined by the corporation to represent the fair market value of the dissenting shares, and a brief description of the procedure to be followed if the shareholder desires to exercise the shareholder's rights under such sections. The statement of price constitutes an offer by the corporation to purchase at the price stated any dissenting shares as defined in subsection (b) of Section 1300, unless they lose their status as dissenting shares under Section 1309.

    (b) Any shareholder who has a right to require the corporation to purchase the shareholder's shares for cash under Section 1300, subject to compliance with paragraphs (3) and (4) of subdivision (b) thereof, and who desires the corporation to purchase such shares shall make written demand upon the corporation for the purchase of such shares and payment to the shareholder in cash of their fair market value. The demand is not effective for any purpose unless it is received by the corporation or any transfer agent thereof (1) in the case of shares described in clause (i) or (ii) of paragraph (1) of subdivision (b) of Section 1300 (without regard to the provisos in that paragraph), not later than the date of the shareholders' meeting to vote upon the reorganization, or (2) in any other case within 30 days after the date on which the notice of the approval by the outstanding shares pursuant to subdivision (a) or the notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder.

    (c) The demand shall state the number and class of the shares held of record by the shareholder which the shareholder demands that the corporation purchase and shall contain a statement of what such shareholder claims to be the fair market value of those shares as of the day before the announcement of the proposed reorganization or short-form merger. The statement of fair market value constitutes an offer by the shareholder to sell the shares at such price.

SECTION 1302.    ENDORSEMENT OF SHARES

    Within 30 days after the date on which notice of the approval by the outstanding shares or the notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder, the shareholder shall submit to the corporation at its principal office or at the office of any transfer agent thereof, (a) if the shares are certificated securities, the shareholder's certificates representing any shares which the shareholder demands that the corporation purchase, to be stamped or endorsed with a statement that the shares are dissenting shares or to be exchanged for certificates of appropriate denomination so stamped or endorsed or (b) if the shares are uncertificated securities, written notice of the number of shares which the shareholder demands that the corporation purchase. Upon subsequent transfers of the dissenting shares on the books of the corporation, the new certificates, initial transaction statement, and other written statements issued therefor shall bear a like statement, together with the name of the original dissenting holder of the shares.

SECTION 1303.    AGREED PRICE--TIME FOR PAYMENT

    (a) If the corporation and the shareholder agree that the shares are dissenting shares and agree upon the price of the shares, the dissenting shareholder is entitled to the agreed price with interest thereon at the legal rate on judgments from the date of the agreement. Any agreements fixing the fair market value of any dissenting shares as between the corporation and the holders thereof shall be filed with he secretary of the corporation.

    (b) Subject to the provisions of Section 1306, payment of the fair market value of dissenting shares shall be made within 30 days after the amount thereof has been agreed or within 30 days after the amount thereof has been agreed or within 30 days after any statutory or contractual conditions to the reorganization are satisfied, whichever is later, and in the case of certificated securities, subject to surrender of the certificates therefor, unless provided otherwise by agreement.

SECTION 1304.    DISSENTERS' ACTION TO ENFORCE PAYMENT

    (a) If the corporation denies that the shares are dissenting shares, or the corporation and the shareholder fail to agree upon the fair market value of the shares, then the shareholder demanding purchase of such shares as dissenting shares or any interested corporation, within six months after the date on which notice of the approval by the outstanding shares (Section 152) or notice pursuant to subdivision (i) of
Section 1110 was mailed to the shareholder, but not thereafter, may file a complaint in the superior court of the proper county praying the court to determine whether the shares are dissenting shares or the fair market value of the dissenting shares or both or may intervene in any action pending on such a complaint.

    (b) Two or more dissenting shareholders may join as plaintiffs or be joined as defendants in any such action and two or more such actions may be consolidated.

    (c) On the trial of the action, the court shall determine the issues. If the status of the shares as dissenting shares is in issue, the court shall first determine that issue. If the fair market value of the dissenting shares is in issue, the court shall determined, or shall appoint one or more impartial appraisers to determine, the fair market value of the shares.

SECTION 1305.    APPRAISERS' REPORT--PAYMENT--COSTS

    (a) If the court appoints an appraiser or appraisers, they shall proceed forthwith to determine the fair market value per share. Within the time fixed by the court, the appraisers, or a majority of them, shall make and file a report in the office of the clerk of the court. Thereupon, on the motion of any party, the report shall be submitted to the court and considered on such evidence as the court considers relevant. If the court finds the report reasonable, the court may confirm it.

    (b) If a majority of the appraisers appointed fail to make and file a report within 10 days from the date of their appointment or within such further time as may be allowed by the court or the report is not confirmed by the court, the court shall determine the fair market value of the dissenting shares.

    (c) Subject to the provisions of Section 1306, judgment shall be rendered against the corporation for payment of an amount equal to the fair market value of each dissenting share multiplied by the number of dissenting shares which any dissenting shareholder who is a party, or who has intervened, is entitled to require the corporation to purchase, with interest thereon at the legal rate from the date on which judgment was entered.

    (d) Any such judgment shall be payable forthwith with respect to uncertificated securities and, with respect to certificated securities, only upon the endorsement and delivery to the corporation of the certificates for the shares described in the judgment. Any party may appeal from the judgment.

    (e) The costs of the action, including reasonable compensation to the appraisers to be fixed by the court, shall be assessed or apportioned as the court considers equitable, but, if the appraisal exceeds the price offered by the corporation, the corporation shall pay the costs (including in the discretion of the court attorneys' fees, fees of expert witnesses and interest at the legal rate on judgments from the date of compliance with Sections 1300, 1301 and 1302 if the value awarded by the court for the shares is more than 125 percent of the price offered by the corporation under subdivision (a) of Section
1301).

SECTION 1306.    DISSENTING SHAREHOLDER'S STATUS AS CREDITOR

    To the extent that the provisions of Chapter 5 prevent the payment to any holders of dissenting shares of their fair market value, they shall become creditors of the corporation for the amount thereof together with interest at the legal rate on judgments until the date of payment, but subordinate to all other creditors in any liquidation proceeding, such debt to be payable when permissible under the provisions of Chapter 5.

SECTION 1307.    DIVIDENDS PAID AS CREDIT AGAINST PAYMENT.

    Cash dividends declared and paid by the corporation upon the dissenting shares after the date of approval of the reorganization by the outstanding shares (Section 152) and prior to payment for the shares by the corporation shall be credited against he total amount to be paid by the corporation therefor.

SECTION 1308.    CONTINUING RIGHTS AND PRIVILEGES OF DISSENTING SHAREHOLDERS.

    Except as expressly limited in this chapter, holders of dissenting shares continue to have all the rights and privileges incident to their shares, until the fair market value of their shares is agreed upon or determined. A dissenting shareholder may not withdraw a demand for payment unless the corporation consents thereto.

SECTION 1309.    TERMINATION OF DISSENTING SHAREHOLDER STATUS.

    Dissenting shares lose their status as dissenting shares and the holders thereof cease to be dissenting shareholders and cease to be entitled to require the corporation to purchase their shares upon the happening of any of the following:

    (a) The corporation abandons the reorganization. Upon abandonment of the reorganization, the corporation shall pay on demand to any dissenting shareholder who has initiated proceedings in good faith under this chapter all necessary expenses incurred in such proceedings and reasonable attorneys' fees.

    (b) The shares are transferred prior to their submission for endorsement in accordance with Section 1302 or are surrendered for conversion into shares of another class in accordance with the articles.

    (c) The dissenting shareholder and the corporation do not agree upon the status of the shares as dissenting shares or upon the purchase price of the shares, and neither files a complaint or intervenes in a pending action as provided in Section 1304, within six months after the date on which notice of the approval by the outstanding shares or notice pursuant to subdivision (i) of
Section 1110 was mailed to the shareholder.

    (d) The dissenting shareholder, with the consent of the corporation, withdraws the shareholder's demand for purchase of the dissenting shares.

SECTION 1310.    SUSPENSION OF PROCEEDINGS FOR PAYMENT OF PENDING LITIGATION.

    If litigation is instituted to test the sufficiency or regularity of the votes of the shareholders in authorizing a reorganization, any proceedings under
Section 1304 and 1305 shall be suspended until final determination of such litigation.

SECTION 1311.    EXEMPT SHARES.

    This chapter, except Section 1312, does not apply to classes of shares whose terms and provisions specifically set forth the amount to be paid in respect to such shares in the event of a reorganization or merger.

SECTION 1312.    ATTACKING VALIDITY OF REORGANIZATION OR MERGER.

    (a) No shareholder of a corporation who has a right under this chapter to demand payment of cash for the shares held by the shareholder shall have any right at law or in equity to attack the validity of the reorganization or short-form merger, or to have the reorganization or short-form merger set aside or rescinded, except in an action to test whether the number of shares required to authorize or approve the reorganization have been legally voted in favor thereof; but any holder of shares of a class whose terms and provisions specifically set forth the amount to be paid in respect to them in the event of a reorganization or short-form merger is entitled to payment in accordance with those terms and provisions or, if the principal terms of the reorganization are approved pursuant to subdivision (b) of Section 1202, is entitled to payment in accordance with the terms and provisions of the approved reorganization.

    (b) If one of the parties to a reorganization or short-form merger is directly or indirectly controlled by, or under common control with, another party to the reorganization or short-form merger, subdivision (a) shall not apply to any shareholder of such party who has not demanded payment of cash for such shareholder's shares pursuant to this chapter; but if the shareholder institutes any action to attack the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded, the shareholder shall not thereafter have any right to demand payment of cash for the shareholder's shares pursuant to this chapter. The court in any action attacking the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded shall not restrain or enjoin the consummation of transaction except upon 10 days' prior notice to the corporation and upon a determination by the court that clearly no other remedy will adequately protect the complaining shareholder or the class of shareholders of which such shareholder is a member.

    (c) If one of the parties to a reorganization or short-form merger is directly or indirectly controlled by, or under common control with, another party to the reorganization or short-form merger, in any action to attack the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded, (1) a party to a reorganization or short-form merger which controls another party to the reorganization or short-form merger shall have the burden of proving that the transaction is just and reasonable as to the shareholders of the controlled party, and (2) a person who controls two or more parties to a reorganization shall have the burden of proving that the transaction is just and reasonable as to the shareholders of any party so controlled.

                                   APPENDIX C
                                  TAX OPINION

                           Manatt, Phelps & Phillips, LLP
                          11355 West Olympic Boulevard
                       Los Angeles, California 90064-1614
                                  310-312-4000
                                FAX 310-312-4224

October 15, 1996

Board of Directors
Ventura County National Bancorp
500 Esplanade Drive
Oxnard, California 93030

    Re: Certain Federal Income Tax Consequence of the Merger of Ventura County
       National Bancorp with and into City National Corporation

    Ladies and Gentlemen:

    In accordance with your request, we provide the following analysis and opinions relating to certain federal income tax consequences of the transaction (the "Merger") whereby Ventura County National Bancorp ("Ventura") will merge with and into City National Corporation ("City National") pursuant to that certain Agreement and Plan of Merger dated as of September 15, 1996 (the "Agreement"). Terms used herein have the same meaning as in the Agreement.

    In the Merger, Ventura shall be merged with and into City National by a statutory merger in accordance with the Delaware General Corporation Law and the California General Corporation Law. The separate existence of Ventura shall cease and City National shall be the surviving entity. City National shall succeed, without other transfer, to all the rights and property of Ventura and shall be subject to all the debts and liabilities of Ventura in the same manner as if City National had itself incurred them.

    Subject to the provisions of the Agreement, each share of Ventura Stock which shall be outstanding immediately prior to the Merger shall automatically be converted to shares of City National Stock, cash, or a mixture of City National Stock and cash pursuant to certain shareholder elections permitted under the Agreement. Each share of Ventura Stock which shall be outstanding immediately prior to the Merger (other than shares which are dissenting shares within the meaning of the California General Corporation Law) shall, without any action on the part of the holder thereof, cease to be outstanding and be converted into and exchanged for the right to receive shares of City National Stock, cash, or a mixture of City National Stock and cash, in a ratio specified in the Agreement. Dissenting shares shall not be converted into the right to receive shares of City National Stock, but shall be entitled to such rights as are granted under the California General Corporation Law. No fractional shares of City National Stock shall be issued in the Merger, but instead fractional shares shall be converted to cash under a formula in the Agreement.

    The Agreement also refers to possible mergers of Ventura's wholly-owned subsidiaries Ventura County National Bank and/or Frontier Bank, N.A., with or into City National's wholly-owned subsidiary City National Bank at some time or times after the Merger ("Bank Mergers"). These transactions are said to be undertaken at City National's discretion. The Agreement does not specify the timing, conditions, form, or any other facets of these potential subsidiary-level transactions. This letter addresses solely the Merger and assumes that, if one or more Bank Mergers occur, such Bank Mergers will not have the effect of disqualifying the Merger as a reorganization within the meaning of
Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code").

    Our analysis and the opinions set forth herein are based upon the facts as set forth in that certain Agreement referred to above, including the exhibits thereto. Our opinions are also based on certain representations in the Agreement and the Shareholders' Agreement, certain written representations to us from Ventura and City National in letters of even date herewith, and certain written representations to us in letters from the person who is a Ventura shareholder holding at least 5% of Ventura's issued and outstanding stock. The facts contained in the above-referenced documents are incorporated herein by reference as the operative facts underlying the tax opinions set forth herein. One of our key assumptions for purposes of this letter is that the facts set forth in those documents are accurate on the date of this analysis and remain accurate to the date of the closing of the Merger and are otherwise true, complete, and correct. Any change or inaccuracy in such facts may adversely affect our opinions.

    We have acted as special counsel to Ventura in connection with the Merger and are rendering these opinions to Ventura at its request. In rendering these opinions, we have examined such documents, laws, regulations and other legal matters as we have considered necessary or appropriate for purposes of the opinions expressed herein. We have not made any independent investigation in rendering these opinions other than as described herein.

    Our opinions are based upon the Code as of the date hereof and currently applicable Treasury Regulations promulgated under the Code (including proposed Treasury Regulations), published administrative positions of the Internal Revenue Service in revenue rulings and revenue procedures, and judicial decisions. Such legal authorities are all subject to change, either prospectively or retroactively. No assurance can be provided as to the effect of any such change upon our opinions.

    The opinions set forth herein have no binding effect on the Internal Revenue Service or the courts. No assurance can be given that, if contested, a court would agree with the opinions set forth herein. The opinions set forth herein represent rather our best legal judgment as to the likely outcome of the issues addressed herein if such issues were litigated.

    In the case of a transaction as complex as the Merger, many federal, state and local income and other tax consequences arise. We have been asked only to address the issues specifically set forth below. No opinion is expressed regarding any other issues.

    This letter is being issued solely for the benefit of Ventura and for the benefit of the Ventura shareholders as of the date of the Merger. It may not be relied upon by any other person without our prior written consent.

    Subject to the foregoing, it is our opinion that the Merger qualifies as a reorganization within the meaning of Section 368(a) of the Code, and that Ventura and City National are parties to the reorganization within the meaning of Section 368(b) of the Code.

    We hereby consent to the filing of this opinion with the Securities and Exchange Commission as an exhibit to a Registration Statement on Form S-4 to be filed in connection with the Merger.

        Very truly yours,

        /s/ MANATT, PHELPS & PHILLIPS, LLP

                                   APPENDIX D
                             STOCK OPTION AGREEMENT

    THIS STOCK OPTION AGREEMENT, dated as of September 15, 1996 (the "AGREEMENT"), is made and entered into by and between City National Corporation, a Delaware corporation ("CNC"), and Ventura County National Bancorp, a California corporation ("VCNB").

    WHEREAS, CNC and VCNB are concurrently herewith entering into an Agreement and Plan of Merger with respect to a business combination of CNC and VCNB (the "MERGER AGREEMENT"); and

    WHEREAS, as a condition to its willingness to enter into the Merger Agreement, CNC has requested that VCNB agree, and in order to induce CNC to enter into the Merger Agreement, VCNB has agreed, to grant an option to CNC to purchase certain shares of common stock, no par value, of VCNB (the "VCNB COMMON STOCK");

    NOW, THEREFORE, in consideration of the foregoing, and the representations, warranties, covenants and agreements set forth herein and in the Merger Agreement, and intending to be legally bound, the parties hereto agree as follows:

    1. GRANT OF OPTION. VCNB hereby grants to CNC an irrevocable option (the "OPTION") to purchase, subject to the terms hereof, up to 1,836,516 fully paid and nonassessable shares (the "OPTION SHARES") of VCNB Common Stock, exercisable as set forth herein by payment of the Option Price, as defined in Section 4 hereof. The number of shares of VCNB Common Stock that may be received upon the exercise of the Option and the Option Price are subject to adjustment as set forth herein.

    2.  EXERCISE OF OPTION.

    (a) CNC may, subject to the provisions of this Section 2 and subject to the conditions of exercise contained in Section 3 hereof, exercise the Option, in whole or in part, at any time following the occurrence of an Exercise Event, but prior to the Expiration Date (as defined in Section 3 hereof).

    (b) Notwithstanding any other provision of this Agreement to the contrary, in no event shall CNC purchase under the terms of this Agreement that number of Option Shares which have a Spread Value in excess of $2,000,000. In the event the Spread Value exceeds $2,000,000 the number of Option Shares which CNC is entitled to purchase at the Closing Date shall be reduced to the extent required such that the Spread Value following such reduction is equal to or less than $2,000,000.

    3.  CONDITIONS OF EXERCISE; EXPIRATION.

    (a) It shall be a condition to CNC's exercise of the Option that, at the time of such exercise (i) CNC is not in breach in any material respect of any covenant or obligation set forth in the Merger Agreement and (ii) there is not in effect any preliminary or permanent injunction or other order by any court of competent jurisdiction which prevents or restrains the issuance and delivery of the Option Shares.

    (b) The right to exercise any part of the Option not previously exercised shall expire, terminate and be of no further force and effect upon the earliest to occur of (such earliest date, the "EXPIRATION DATE") (i) the Effective Time of the Merger, (ii) the date the Merger Agreement is terminated pursuant to Sections 8.1(a) or (g); (iii) the date the Merger Agreement is terminated by VCNB or CNC pursuant to Sections 8.1(b), (c), (d), (e) or (f) if such date is prior to the occurrence of an Exercise Event or Preliminary Acquisition Transaction; or (iv) 18 months following the earliest to occur of (A) the date of any termination of the Merger Agreement other than as described in clauses
(ii) and (iii) of this sentence or (B) the date of the first occurrence of an Exercise Event.

    4.  MANNER OF EXERCISE.

    (a) In the event that CNC wishes to exercise the Option, in whole or in part, CNC shall send a written notice (the date of which being herein referred to as the "NOTICE DATE") to VCNB, specifying the number of Option Shares to be purchased and a place and date not earlier than two nor later than ten business days following any such Notice Date for the closing of such purchase (the "CLOSING"); provided that if prior notification to or approval of the Federal Reserve Board, the Office of the Comptroller of the Currency (the "OCC") or any other regulatory agency is required in connection with such purchase, each party shall cooperate with the other in the filing of the required notice or application for approval and shall expeditiously process the same and use its reasonable best efforts, in good faith, to obtain any required approval; and the period of time that otherwise would run pursuant to this sentence shall run instead from the date on which any required notification periods have expired or been terminated or such approvals have been obtained and any requisite waiting period or periods shall have passed.

    (b) At any Closing, CNC will make payment to VCNB for the Option Shares so purchased at such date by delivery of immediately available funds to VCNB of $3.93 per Option Share (the "OPTION PRICE"). If the Option is exercised in part only, CNC shall also deliver this Agreement to VCNB at the Closing in exchange for a new agreement duly authorized and executed by VCNB identical to this Agreement evidencing the right to purchase the remaining balance of the Option Shares.

    (c) Upon payment of the Option Price, VCNB will immediately deliver to CNC a certificate or certificates representing such Option Shares registered in the name of CNC or its assignee or designee.

    (d) Certificates for Option Shares delivered at a Closing hereunder may be endorsed with a restrictive legend that shall read substantially as follows:

       "The transfer of the shares represented by this certificate is subject to certain provisions of an agreement between the registered holder hereof and the issuer and to resale restrictions arising under the Securities Act of 1933, as amended. A copy of such agreement is on file at the principal office of the issuer and will be provided to the holder hereof without charge upon receipt by Issuer of a written request therefor."

    It is understood and agreed that: (i) the reference to the resale restrictions of the Securities Act of 1933, as amended (the "SECURITIES ACT"), in the above legend shall be removed by delivery of substitute certificate(s) without such reference if CNC shall have delivered to VCNB a copy of a letter from the staff of the Securities and Exchange Commission ("SEC"), or an opinion of counsel, in form and substance reasonably satisfactory to VCNB, to the effect that such legend is not required for purposes of the Securities Act; (ii) the reference to the provisions of this Agreement in the above legend shall be removed by delivery of substitute certificate(s) without such reference if the shares have been sold or transferred in compliance with the provisions of this Agreement and under circumstances that do not require the retention of such reference; and (iii) the legend shall be removed in its entirety if the conditions in the preceding clauses (i) and (ii) are both satisfied. In addition, such certificates shall bear any other legend as may be required by law.

    5.  REGISTRATION OF SHARES.

    (a) In the event that the Option has become exercisable in accordance with
Section 2 hereof, then, as promptly as practicable upon CNC's request, but, in any event, within six months from the date of CNC's request, VCNB agrees to prepare and file a registration statement ("REGISTRATION EVENT") under the Securities Act, and any applicable state securities laws, with respect to any proposed disposition by CNC of any or all of the Option Shares and to use its best efforts to cause such registration statement to become effective as expeditiously as possible and to keep such registration effective for a period of not less than ninety days, unless, in the written opinion of counsel to VCNB, addressed to CNC and which shall be satisfactory in form and substance to CNC and its counsel, registration is not required for such proposed disposition of the Option Shares. Notwithstanding the foregoing, VCNB shall have the right to delay (the "DELAY RIGHT") a Registration Event for a period of up to sixty (60) days in the event it receives a request from CNC to effect a Registration Event if VCNB (i) is involved in a material transaction, or (ii) determines, in the good faith exercise of its reasonable business judgment, that such registration and offering could adversely effect or interfere with BONA FIDE material financing plans of VCNB or would require disclosure of information, the premature disclosure of which could materially adversely affect VCNB or any transaction under active consideration by VCNB. For purposes of this Agreement, the term "material transaction" shall mean a transaction which would require VCNB to file a current report on Form 8-K with the SEC. VCNB shall have the right to exercise two (2) Delay Rights in any twelve (12) month period. All fees, expenses and charges of any kind or nature whatsoever incurred in connection with the registration of the Option Shares pursuant to this Section 5 shall be borne and paid by VCNB. VCNB shall indemnify and hold harmless CNC, its affiliates and its officers, directors, attorneys and agents from and against any and all losses, claims, damages, liabilities and expenses (including, without limitation, all out-of-pocket expenses, investigation expenses, expenses incurred with respect to any judgment and fees, charges and disbursements of counsel and accountants) arising out of or based upon any statements contained in, or omissions or alleged omissions from, each registration statement (and related prospectus) required to be filed pursuant to this Section 5.

    (b) CNC shall be limited to the benefit of two effective demand registrations as described in Section 5(a) to be requested during the three (3) years following the date of the first Exercise Event, but shall have an unlimited number of so-called "piggyback" registration rights. VCNB agrees to enter into a Registration Rights agreement with CNC containing customary terms, including appropriate indemnities, which shall only allow underwriters the ability to cut back the number of shares CNC seeks to have registered on pro rata basis.

    6. REPRESENTATIONS AND WARRANTIES OF VCNB. VCNB hereby represents and warrants to, and agrees with, CNC as follows:

    (a) AUTHORITY RELATIVE TO THIS AGREEMENT. VCNB has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the Board of Directors of VCNB and no other corporate proceedings on the part of VCNB are necessary to authorize this Agreement or to consummate the transactions so contemplated. This Agreement has been duly and validly executed and delivered by VCNB and, assuming that this Agreement has been duly and validly authorized, executed and delivered by CNC, this Agreement constitutes a valid and binding agreement of VCNB, enforceable against VCNB in accordance with its terms.

    (b) OPTION SHARES. VCNB has taken all necessary corporate action to authorize and reserve and to permit it to issue, and at all times from the date hereof through the Expiration Date will have reserved for issuance upon exercise of the Option, 1,836,516 shares of Common Stock, each of which, upon delivery pursuant hereto, shall be duly authorized, validly issued, fully paid and nonassessable, and shall be delivered free and clear of all claims, liens, encumbrances and security interests and not be subject to any preemptive rights. VCNB will take all necessary corporate action to authorize and reserve for issuance upon exercise of the Option such additional shares as may be required pursuant to Section 9 hereof. VCNB will not take, and will refrain from taking, any action which could have the effect of preventing or disabling VCNB from (i) delivery of the Option Shares to CNC upon exercise of the Option or (ii) from otherwise performing its obligations under this Agreement.

    (c) CONFLICTING INSTRUMENTS; CONSENTS. Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will violate or result in any violation of or be in conflict with or constitute a default under any term of the Articles of Incorporation or Bylaws of VCNB, or of any material agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to VCNB. No consent or approval by any governmental authority, other than compliance with applicable federal and state securities and banking laws, and regulations of the Federal Reserve Board and the OCC, is required of VCNB in connection with the execution and delivery by VCNB of this Agreement or the consummation by VCNB of the transactions contemplated hereby.

    (d) NOTICE. VCNB shall give notice to CNC promptly, but in any event within 10 days of VCNB's first obtaining knowledge of any Exercise Event or Repurchase Event.

    7. REPRESENTATIONS AND WARRANTIES OF CNC. CNC hereby represents and warrants to VCNB as follows:

    (a) AUTHORITY RELATIVE TO THIS AGREEMENT. CNC has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the Board of Directors of CNC and no other corporate proceedings on the part of CNC are necessary to authorize this Agreement or to consummate the transactions so contemplated. This Agreement has been duly and validly executed and delivered by CNC and, assuming this Agreement has been duly and validly authorized, executed and delivered by VCNB, this Agreement constitutes a valid and binding agreement of CNC, enforceable against CNC in accordance with its terms.

    (b) NO DISTRIBUTION. CNC will acquire the Option Shares issued upon exercise of the Option for its own account, without a view toward the distribution thereof, and will not sell such Option Shares unless such sale is registered under the Securities Act or unless an exemption from such registration is available.

    8. NOTIFICATION OF RECORD DATE; POSTPONEMENT OF MEETING. At any time during the period that this Option may become exercisable by CNC, VCNB shall give CNC thirty business days' prior written notice of any record date, for determining the holders of record of VCNB Common Stock entitled to vote on any matter, to receive any dividend or distribution, or to receive any other benefit or right, or for any other purpose that a record date is taken or declared with respect to the VCNB Common Stock. In the event that CNC, in accordance with this Agreement, elects to exercise the Option granted hereunder by delivery of the notice required pursuant to Section 4 after the record date set by VCNB for any shareholders' meeting, then VCNB shall, upon request by CNC, cancel the scheduled meeting and its related record date and reschedule it for a later date; provided, however, that the record date for such rescheduled meeting shall be a date that is not fewer than ten nor more than thirty business days after the cancellation of the originally scheduled shareholders' meeting.

    9.  ADJUSTMENT UPON CHANGES IN CAPITALIZATION, ETC.

    (a) In the event of any dividend, stock split, split-up, recapitalization, reclassification, combination, exchange of shares or similar transaction or event with respect to the VCNB Common Stock, the type and number of shares or securities subject to the Option, and the Option Price therefor, shall be adjusted appropriately, and proper provision shall be made in the agreements governing such transaction so that CNC shall receive, upon exercise of the Option, the number and class of shares or other securities or property that CNC would have received in respect of VCNB Common Stock if the Option had been exercised immediately prior to such event, or the record date therefor, as applicable. If any shares of VCNB Common Stock are issued after the date of this Agreement (other than pursuant to an event described in the first sentence of this Section 9(a)), the number of shares of VCNB Common Stock subject to the Option shall be adjusted so that, after such issuance, it, together with any shares of VCNB Common Stock previously issued to CNC pursuant hereto, equals 19.9% of the number of shares of VCNB Common Stock then issued and outstanding, without giving effect to any shares subject to or issued pursuant to this Option.

    (b) In the event that VCNB shall, prior to the Expiration Date, enter in an agreement: (i) to consolidate with or merge into any person, other than CNC or one of its Subsidiaries, and shall not be the continuing or surviving corporation of such consolidation or merger, (ii) to permit any person, other than CNC or one of its Subsidiaries, to merge into VCNB and VCNB shall be the continuing or surviving corporation, but, in connection with such merger, the then outstanding shares of VCNB Common Stock shall be changed into or exchanged for stock or other securities of VCNB or any other person or cash or any other property or the outstanding shares of VCNB Common Stock immediately prior to such merger shall after such merger represent less than 50% of the outstanding shares and share equivalents of the merged company; or (iii) to sell or otherwise transfer all or substantially all of its assets to any person, other than CNC or one of its Subsidiaries, then, and in each such case, the agreement governing such transaction shall make proper provisions so that the Option shall, upon the consummation of any such transaction and upon the terms and conditions set forth herein, be converted into, or exchanged for, an option (the "SUBSTITUTE OPTION"), at the election of CNC, of either (x) the Acquiring Corporation (as defined below), (y) any person that controls the Acquiring Corporation, or (z) in the case of a merger described in clause (ii), VCNB (in each case, such person being referred to as the "SUBSTITUTE OPTION ISSUER").

    (c) The Substitute Option shall have the same terms as the Option, PROVIDED that, if the terms of the Substitute Option cannot, for legal reasons, be the same as the Option, such terms shall be as similar as possible and in no event less advantageous to CNC. The Substitute Option Issuer shall also enter into an agreement with the then-holder or holders of the Substitute Option in substantially the same form as this Agreement, which shall be applicable to the Substitute Option.

    (d) The Substitute Option shall be exercisable for such number of shares of the Substitute Common Stock (as hereinafter defined) as is equal to the Assigned Value (as hereinafter defined) multiplied by the number of shares of the VCNB Common Stock for which the Option was theretofore exercisable, divided by the Average Price (as hereinafter defined). The exercise price of the Substitute Option per share of the Substitute Common Stock (the "SUBSTITUTE OPTION PRICE") shall then be equal to the Option Price multiplied by a fraction in which the numerator is the number of shares of the VCNB Common Stock for which the Option was theretofore exercisable and the denominator is the number of shares for which the Substitute Option is exercisable.

    (e) The following terms have the meanings indicated:

         (i) "ACQUIRING CORPORATION" shall mean (x) the continuing or surviving corporation of a consolidation or merger with VCNB (if other than VCNB), (y) VCNB in a merger in which VCNB is the continuing or surviving person, and
    (z) the transferee of all or any substantial part of the VCNB's assets (or the assets of its Subsidiaries).

         (ii) "SUBSTITUTE COMMON STOCK" shall mean the common stock issued by the Substitute Option Issuer upon exercise of the Substitute Option.

        (iii) "ASSIGNED VALUE" shall mean the highest of (x) the price per share of the VCNB Common Stock at which a Tender Offer or Exchange Offer therefor has been made by any person (other than CNC or its Subsidiaries),
    (y) the price per share of the VCNB Common Stock to be paid by any person (other than CNC or its Subsidiaries) pursuant to an agreement with VCNB, and
    (z) the highest closing sales price per share of VCNB Common Stock quoted on the Nasdaq National Market (or if VCNB Common Stock is not quoted on the Nasdaq National Market, the highest bid price per share on any day as quoted on the principal trading market or securities exchange on which such shares are traded as reported by a recognized source chosen by CNC) within the six-month period immediately preceding the agreement; PROVIDED, that in the event of a sale of less than all of VCNB's assets, the Assigned Value shall be the sum of the price paid in such sale for such assets and the current market value of the remaining assets of VCNB as determined by a nationally recognized investment banking firm selected by CNC and reasonably acceptable to VCNB, divided by the number of shares of the VCNB Common Stock outstanding at the time of such sale. In the event that an Exchange Offer is made for the VCNB Common Stock or an agreement is entered into for a merger or consolidation involving consideration other than cash, the value of the securities or other property issuable or deliverable in exchange for the VCNB Common Stock shall be determined by a nationally recognized investment banking firm mutually selected by CNC and VCNB (or if applicable, Acquiring Corporation), provided that if a mutual selection cannot be made as to such investment banking firm, it shall be selected by CNC.

        (iv) "AVERAGE PRICE" shall mean the average closing price of a share of the Substitute Common Stock for the one year immediately preceding the consolidation, merger or sale in question, but in no event higher than the closing price of the shares of the Substitute Common Stock on the day preceding such consolidation, merger or sale, PROVIDED that if VCNB is the issuer of the Substitute Option, the Average Price shall be computed with respect to a share of common stock issued by VCNB, the person merging into VCNB or by any company which controls or is controlled by such merging person, as CNC may elect.

    (f) In no event pursuant to any of the foregoing paragraphs shall the Substitute Option be exercisable for more than 19.9% of the aggregate of the shares of the Substitute Common Stock outstanding prior to exercise of the Substitute Option. In the event that the Substitute Option would be exercisable for more than 19.9% of the aggregate of the shares of Substitute Common Stock but for this clause (f), the Substitute Option Issuer shall make a cash payment to CNC equal to the excess of (i) the value of the Substitute Option without giving effect to the limitation in this clause (f) over (ii) the value of the Substitute Option after giving effect to the limitation in this clause (f). This difference in value shall be determined by a nationally recognized investment banking firm selected by CNC.

    (g) VCNB shall not enter into any transaction described in subsection (b) of this Section 9 unless the Acquiring Corporation and any person that controls the Acquiring Corporation assume in writing all the obligations of VCNB hereunder and take all other actions that may be necessary so that the provisions of this
Section 9 are given full force and effect (including, without limitation, any action that may be necessary so that the shares of Substitute Common Stock are in no way distinguishable from or have lesser economic value than other shares of common stock issued by the Substitute Option Issuer).

    10.  REPURCHASE AT THE OPTION OF CNC.

    (a) At the written request of CNC at any time commencing upon the first occurrence of a Repurchase Event (as defined in Section 10(d)), VCNB shall repurchase from CNC the Option and, to the extent permitted by the California General Corporation Law, all shares of VCNB Common Stock purchased by CNC pursuant hereto with respect to which CNC then has Beneficial Ownership. The date on which CNC exercises its rights under this Section 10 is referred to as the "REQUEST DATE", and the Request Date must be no later than 12 months after the first occurrence of a Repurchase Event. Such repurchase shall be at an aggregate price (the "REPURCHASE CONSIDERATION") equal to the sum of:

        (i) the aggregate Option Price paid by CNC for any shares of VCNB Common Stock acquired pursuant to the Option with respect to which CNC then has Beneficial Ownership;

        (ii) the excess, if any, of (x) the Applicable Price (as defined below) for each share of VCNB Common Stock over (y) the Option Price (subject to adjustment pursuant to Section 9), multiplied by the number of shares of VCNB Common Stock with respect to which the Option has not been exercised; and

       (iii) the excess, if any, of the Applicable Price over the Option Price (subject to adjustment pursuant to Section 9) paid (or, in the case of Option Shares with respect to which the Option has been exercised but the Closing Date has not occurred, payable) by CNC for each share of VCNB Common Stock with respect to which the Option has been exercised and with respect to which CNC then has Beneficial Ownership, multiplied by the number of such shares; provided, that the amount calculated pursuant to clause (ii) and
    (iii) of this Section 10(a) shall not exceed $2,000,000.

    (b) If CNC exercises its rights under this Section 10, VCNB shall, within ten business days after the Request Date, pay the Repurchase Consideration to CNC in immediately available funds, and contemporaneously with such payment CNC shall surrender to VCNB the Option and the certificates evidencing the shares of VCNB Common Stock purchased thereunder with respect to which CNC then has Beneficial Ownership, and CNC shall warrant that it has sole record and Beneficial Ownership of such shares and that the same are then free and clear of all liens, claims, charges and encumbrances of any kind whatsoever. Notwithstanding the foregoing, to the extent that prior notification to or approval of the

Federal Reserve Board, the OCC or other regulatory authority is required in connection with the payment of all or any portion of the Repurchase Consideration, CNC shall have the ongoing option to revoke its request for repurchase pursuant to this Section 10, in whole or in part, or to require that VCNB deliver from time to time that portion of the Repurchase Consideration that it is not then so prohibited from paying and promptly file the required notice or application for approval and expeditiously process the same (and each party shall cooperate with the other in the filing of any such notice or applicable and the obtaining of any such approval). If the Federal Reserve Board, the OCC or any other regulatory authority disapproves of any part of VCNB's proposed repurchase pursuant to this Section 10, VCNB shall promptly give notice of such fact to CNC. If the Federal Reserve Board, the OCC or other regulatory agency prohibits the repurchase in part but not in whole, then CNC shall have the right
(i) to revoke the repurchase request or (ii) to the extent permitted by the Federal Reserve Board, the OCC or other regulatory agency, determine whether the repurchase should apply to the Option and/or Option Shares and to what extent to each, and CNC shall thereupon have the right to exercise the Option as to the number of Option Shares for which the Option was exercisable at the Request Date less the sum of the number of shares covered by the Option in respect of which payment has been made pursuant to Section 10(a)(ii) and the number of shares covered by the portion of the Option (if any) that has previously been repurchased. CNC shall notify VCNB of its determination under the preceding sentence within five business days of receipt of notice of disapproval of the repurchase.

    Notwithstanding anything herein to the contrary, all of CNC's rights with respect to any unexercised Options under this Section 10 shall terminate on the Expiration Date.

    (c) For purposes of this Agreement, the "Applicable Price" means the highest of (i) the highest price per share of VCNB Common Stock paid for any such share by the person or groups described in Section 10(d)(i), (ii) the price per share of VCNB Common Stock received by holders of VCNB Common Stock in connection with any merger or other business combination transaction described in Section 9(b)(i), 9(b)(ii) or 9(b)(iii), or (iii) the highest closing sales price per share of VCNB Common Stock quoted on the Nasdaq National Market (or if VCNB Common Stock is not quoted on the Nasdaq National Market, the highest bid price per share as quoted on the principal trading market or securities exchange on which such shares are traded as reported by a recognized source chosen by CNC) during the 60 business days preceding the Request Date; PROVIDED, HOWEVER, that in the event of a sale of less than all of VCNB's assets, the Applicable Price shall be the sum of the price paid in such sale for such assets and the current market value of the remaining assets of VCNB as determined by an independent national recognized investment banking firm selected by CNC and reasonably acceptable to VCNB (which determination shall be conclusive for all purposes of this Agreement), divided by the number of shares of the VCNB Common Stock outstanding at the time of such sale. If the consideration to be offered, paid or received pursuant to either of the foregoing clauses (i) or (ii) shall be other than in cash, the value of such consideration shall be determined in good faith by an independent nationally recognized investment banking firm selected by CNC and reasonably acceptable to VCNB, which determination shall be conclusive for all purposes of this Agreement.

    (d) As used herein, "REPURCHASE EVENT" shall occur if (i) any person (other than CNC or any subsidiary of CNC) shall have acquired Beneficial Ownership, or the right to acquire Beneficial Ownership, or any "group" (as such term is defined under the Exchange Act) shall have been formed which Beneficially Owns or has the right to acquire Beneficial Ownership, of 50% or more of the then-outstanding shares of VCNB Common Stock, (ii) any of the transactions described in Section 9(b)(i), 9(b)(ii) or 9(b)(iii) shall be consummated, or (iii) following an Exercise Event, CNC receives official notice that an approval of the Federal Reserve Board or any other regulatory authority required for the exercise of the Option and purchase of the Option Shares will not be issued or granted.

    11.  DEFINITIONAL MATTERS.

    (a) Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Merger Agreement.

    (b) The following definitions shall have the meanings set forth herein.

    "ACQUISITION TRANSACTION" shall mean:

        (i) a merger, consolidation or similar transaction involving VCNB or any of its Subsidiaries (other than internal transactions solely involving VCNB and any of its wholly-owned Subsidiaries);

        (ii) except as expressly permitted by the Merger Agreement, the disposition, by sale, lease, exchange or otherwise, of assets of VCNB or any of its Subsidiaries representing 50% or more of the consolidated assets of VCNB and its Subsidiaries;

       (iii) the issuance, sale or other disposition of (including by way of merger, consolidation, share exchange or any similar transaction) securities representing 20% or more of the voting power of VCNB or any of its Subsidiaries; or

        (iv) the acquisition by any person or group of persons (other than CNC) of Beneficial Ownership of, or the right to acquire beneficial ownership of, 20% or more of the then-outstanding shares of VCNB Common Stock;

        (v) the public authorization, recommendation or endorsement by VCNB of any of transactions described in 9i) - (iv) hereof;

        (vi) a public announcement by VCNB of an intention to authorize, recommend or announce any of the described in (i) - (iii) hereof;

       (vii) the entering into by VCNB of any agreement with any person or group of persons to effect any of the transactions set forth in (i) - (iv) hereof; or

      (viii) the termination by VCNB of the merger Agreement pursuant to section 8.16(i) thereof.

    "PRELIMINARY ACQUISITION TRANSACTION" shall mean:

        (i) the commencement (as such term is defined in Rule 14d-2 promulgated under the Exchange Act) by any person (other than CNC or any Subsidiary of
    CNC) of, or the filing by any person (other than CNC or any Subsidiary of
    CNC) of a registration statement under the Securities Act with respect to, a tender offer or exchange offer to purchase shares of VCNB Common Stock such that, upon consummation of such offer, such person would own or control 20% or more of the then-outstanding shares of VCNB Common Stock (such an offer being referred to herein as a "TENDER OFFER" or an "EXCHANGE OFFER," respectively); or

        (ii) the shareholders of VCNB shall have voted and failed to approve the Merger and the Merger Agreement at any meeting of such shareholders which has been held for that purpose or any adjournment or postponement thereof, the failure of such a shareholder meeting to occur prior to termination of the Merger Agreement, or the withdrawal or modification of the recommendation of VCNB's Board of Directors of the Merger and/or the Merger Agreement that the shareholders of VCNB approve the Merger and Merger Agreement, in each case, after there shall have been a public announcement that any person (other than CNC or any Subsidiary of CNC) shall have (A) made, or disclosed an intention to make, a proposal to engage in an Acquisition Transaction, (B) commenced a Tender Offer or filed a registration statement under the Securities Act with respect to an Exchange Offer, or (C) filed an application (or given a notice), whether in draft or final form, under the Bank Holding Company Act of 1956, as amended, the Bank Merger Act, the Change in Bank Control Act of 1978, or any other federal or state banking law or regulation, for approval to engage in an Acquisition Transaction.

    "BENEFICIAL OWNERSHIP" or "BENEFICIALLY OWNS" shall be defined by, or have the meaning set forth in Rule 13d-3 promulgated under the Exchange Act.

    "EXERCISE EVENT" means the (i) occurrence of an Acquisition Transaction;
(ii) the public authorization, recommendation or endorsement by VCNB of an Acquisition Transaction; (iii) a public announcement by

VCNB to of an intention to authorize, recommend or announce an Acquisition Transaction described in paragraphs (i) (ii) or (iii) of the definition of Acquisition Transaction; (iv) the entering into by VCNB of any agreement with any person or group of persons to effect an Acquisition Transaction; or (v) the termination by VCNB of the Merger Agreement pursuant to Section 8.1(i) thereof.

    "PERSON" shall have the meaning specified in Sections 3(a)(9) and 13(d)(3) of the Exchange Act.

    "SPREAD VALUE" shall mean the difference between (i) the product of (1) the sum of the total number of Option Shares CNC (x) intends to purchase at a Closing pursuant to the exercise of the Option and (y) previously purchased pursuant to the prior exercise of the Option, and (2) the closing price of VCNB Common Stock as quoted on the Nasdaq National Market on the last trading day immediately preceding the Closing Date, and (ii) the product of (1) the total number of Option Shares CNC (x) intends to purchase at the Closing Date pursuant to the exercise of the Option and (y) previously purchased pursuant to the prior exercise of the Option and (2) the applicable Option Price of such Option Shares.

    12. CONSENTS. Each of the parties hereto will use its best efforts to consummate and make effective the transactions contemplated by this Agreement.

    13. FURTHER ASSURANCES. VCNB and CNC will execute and deliver all such further documents and instruments and take all such further action as may be necessary in order to consummate the transactions contemplated hereby.

    14.  ENTIRE AGREEMENT; ASSIGNMENT.  This Agreement and the Merger Agreement
(a) constitute the entire agreement between the parties with respect to the subject matter hereof and supersede all other prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof, (b) shall not be amended, altered or modified in any manner whatsoever, except by a written instrument executed by the parties hereto and (c) shall not, without the express written consent of the other party hereto, be assigned by operation of law or otherwise; PROVIDED, HOWEVER, that CNC may assign its rights and obligations to any wholly owned Subsidiary of CNC, but such assignment shall not relieve CNC of its obligations hereunder if such assignee does not perform such obligations.

    15. VALIDITY. The invalidity or unenforceability of any provision of this Agreement or of any provision of the Merger Agreement shall not affect the validity or enforceability of any other provisions of this Agreement, each of which shall remain in full force and effect.

    16. NOTICES. Any notices or other communications required or permitted hereunder shall be in writing and shall be deemed duly given upon (a) transmitter's confirmation of a receipt of a facsimile transmission, (b) confirmed delivery by a standard overnight carrier or (c) the expiration of five business days after the day when mailed by certified or registered mail, postage prepaid, addressed at the following addresses (or at such other address as the parties hereto shall specify by like notice):

    If to CNC:

       City National Corporation
       400 North Roxbury Drive
       Beverly Hills, California 90210
       Telecopy No. (310) 888-6704
       Attention: Frank P. Pekny

    with copy to:

       City National Corporation
       400 North Roxbury Drive
       Beverly Hills, California 90210
       Telecopy No. (310) 888-6232
       Attention: Richard H. Sheehan, Jr.

    If to VCNB:

       Ventura County National Bancorp
       500 Esplanade Drive
       Oxnard, California 93031
       Telecopy No. (805) 981-2740
       Attention: Richard S. Cupp

    With a copy to:

       Manatt, Phelps & Phillips, LLP
       11355 W. Olympic Boulevard
       Los Angeles, California 90064
       Telecopy No. (310) 312-4224
       Attention: William T. Quicksilver

or to such other address as the person to whom notice is given may have previously furnished to the others in writing in the manner set forth above.

    17. GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

    18. DESCRIPTIVE HEADINGS. The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

    19. PARTIES IN INTEREST. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to confer upon any other person or any rights or remedies of any nature whatsoever under or by reason of this Agreement.

    20. COUNTERPARTS. This Agreement may be executed in several counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.

    21. EXPENSES. Except as set forth in Section 5 hereof, all costs and expenses incurred in connection with the transactions contemplated by this Agreement shall be paid by the party incurring such expenses.

    IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed on its behalf by its officers thereunto duly authorized, all as of the day and year first written above.

                                          CITY NATIONAL CORPORATION

                                          a Delaware corporation

                                By:            /s/ RUSSELL GOLDSMITH
                                     -----------------------------------------
                                                 Russell Goldsmith
                                     VICE CHAIRMAN AND CHIEF EXECUTIVE OFFICER

                                          VENTURA COUNTY NATIONAL BANCORP
                                          a California corporation

                                By:             /s/ RICHARD S. CUPP
                                     -----------------------------------------
                                                  Richard S. Cupp
                                       PRESIDENT AND CHIEF EXECUTIVE OFFICER

                                   APPENDIX E
              FAIRNESS OPINION OF SANDLER O'NEILL & PARTNERS, L.P.

September 15, 1996

Board of Directors
Ventura County National Bancorp, Inc.
500 Esplanade Drive
Oxnard, CA 93030

Directors:

    You have requested our opinion as to the fairness, from a financial point of view, to the holders of the outstanding shares of common stock, no par value (the "Shares"), of Ventura County National Bancorp, Inc. ("Company") of the consideration to be paid to them for the Shares (the "Consideration") pursuant to the Agreement and Plan of Merger, dated as September 15, 1996, by and between City National Corporation ("CNC") and the Company (the "Agreement").

    Under the terms of the Agreement, the Company will be merged with and into CNC (the "Merger") and each Share issued and outstanding immediately prior to the Merger will be converted into the right to receive, at the election of the holder thereof, either: (a) cash in the amount of $5.03 per Share (the "Cash Amount"); or (b) a fraction of a share of CNC common stock, par value $1.00 per share ("CNC Common Stock"), equal to the quotient (such quotient, the "Exchange Ratio") of $5.03 divided by the average daily closing price of CNC Common Stock for the 20 consecutive trading days immediately preceding the third day prior to the Effective Time of the Merger (the "CNC Final Stock Price"), subject to a minimum Exchange Ratio of .2634 and a maximum Exchange Ratio of .3214 (the "Stock Amount"). Holders of Shares will be permitted to elect to receive either the Cash Amount, the Stock Amount or a combination thereof. Such elections will be subject to proration as necessary to ensure that 55% of the Shares are converted into CNC Common Stock. The Company may terminate the Agreement if the CNC Final Stock Price is less than $13.90 per share. The Merger is intended to qualify as a tax-free reorganization within the meaning of Section 368 of the Internal Revenue Code.

    Sandler O'Neill & Partners, L.P., as part of its investment backing business, is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.

    In connection with this opinion, we have reviewed, among other things: (i) the Agreement; (ii) the Stock Option Agreement dated as of September 15, 1996 by and between the Company and CNC; (iii) the audited consolidated financial statements and management's discussion and analysis of the financial condition and results of operations of each of the Company and CNC for the three years ended December 31, 1995; (iv) the unaudited consolidated financial statements and management's discussion and analysis of the financial condition and results of operations for the interim period ending June 30, 1996 of each of the Company and CNC; (v) financial analyses and forecasts for each of the Company and CNC prepared by and/or reviewed with the respective managements of the Company and CNC; (vi) the views of senior management of each of the Company and CNC of the past and current business operations, results thereof, financial condition and future prospects of their respective companies; (vii) the dividend payment practices and policies of CNC; (viii) the reported price and trading activity for the Company's common stock and CNC's Common Stock, including a comparison of certain financial and stock market information for the Company and CNC with similar information for certain other companies the securities of which are publicly traded; (ix) the financial terms of recent business combinations in the banking industry;

(x) the pro forma impact of the transaction on CNC, (xi) the current market environment generally and the banking environment in particular, and (xii) such other information, financial studies, analyses and investigations and financial, economic and market criteria as we considered relevant, including the potential tax deferred nature of the Merger and the potential benefits of the cash or stock election to the holders of the Shares.

    In performing our review, we have assumed and relied upon, without independent verification, the accuracy and completeness of all of the financial information, analyses and other information reviewed by and discussed with us, and we did not make any independent evaluation or appraisal of specific assets, the collateral securing assets or the liabilities of the Company or CNC or any of their subsidiaries, or the collectibility of any such assets (relying, where relevant, on the analyses and estimates of the Company and CNC). With respect to the financial projections reviewed with management, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the respective managements of the respective future financial performances of each of the Company and CNC, and that such performances will be achieved. We have also assumed that there has been no material change in the Company's or CNC's assets, financial condition, results of operations, business or prospects since the date of the last financial statements made available to us. We have further assumed that the Company will remain as a going concern for all periods relevant to our analysis, and that the conditions precedent to the Company's obligations under the Agreement are not waived.

    Our opinion ins necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect the assumptions used in preparing this opinion. We have not undertaken to reaffirm or revise this opinion or otherwise comment upon any events occurring after the date hereof.

    We have acted as the Company's financial advisor in connection with the Merger and will receive a fee for our services, a significant portion of which is contingent upon the consummation of the Merger. We have also received a fee for rendering this opinion. We have also provided general financial advisory services for the Company and have received fees for such services.

    In the ordinary course of our business, we may actively trade the equity securities of both the Company and CNC for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

    It is understood that this opinion is not to be quoted or referred to, in whole or in part, in a registration statement, prospectus or proxy statement, or in any other document used in connection with the offering or sale of securities, no shall this letter be quoted or referred to in any other documents or for any other purposes, without Sandler O'Neill's prior written consent.

    Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be paid by CNC to the holders of the Shares pursuant to the Agreement is fair, from a financial point of view, to such holders.

                                          Very truly yours,
                                          /s/ SANDLER O'NEILL & PARTNER, L.P.
                                          Sandler O'Neill & Partner, L.P.

                                   APPENDIX F
          VENTURA COUNTY NATIONAL BANCORP'S ANNUAL REPORT ON FORM 10-K
                      FOR THE YEAR ENDED DECEMBER 31, 1995

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                   FORM 10-K

             ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

      For the year ended December 31, 1995    Commission File No.  0-15814

                        VENTURA COUNTY NATIONAL BANCORP
            (Exact Name of Registrant as Specified in its Charter)

            California                                77-00038387
       (State or Other Jurisdiction of         (I.R.S. Employer ID. Number)
       Incorporation or Reorganization)

       500 Esplanade Drive, Oxnard, California                     93030
       (Address of Principal Executive Offices)                  (Zip Code)

       Registrant's Telephone Number, Including Area Code       (805)981-2600

          Securities registered pursuant to Section 12(b) of the Act:
                                     None

          Securities registered pursuant to section 12(g) of the Act:

                              Title of each class
                              -------------------
                          Common Stock, no par value

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes [X]  No [ ]
             -

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendments to this Form 10-K. [ ]
                  -

There were 9,228,723 shares of Common Stock, no par value, issued and
outstanding as of March 19, 1996.   The aggregate market value of such shares
held by nonaffiliates was $28,989,120 as of March 19, 1996.

-------------------------------
Documents Incorporated by Reference:
Part II.  Items 5,6,7,8 and 9, 1995 Annual Report to Shareholders
Part III.  Items 10,11,12, and 13, Proxy Statement for 1996 Meeting

                        VENTURA COUNTY NATIONAL BANCORP

                                   FORM 10-K

                                     INDEX

                                                                     PAGES
PART I

       ITEM 1.   Business                                               3

       ITEM 2.   Properties                                            20

       ITEM 3.   Legal Proceedings                                     20

       ITEM 4.   Submission of Matters to a Vote of Security Holders   21

PART II

       ITEM 5.   Market for Registrant's Common Equity and Related
                 Stockholder Matters                                   21

       ITEM 6.   Selected Financial Data                               21

       ITEM 7.   Management's Discussion and Analysis of
                 Financial Condition and Results of Operations         21

       ITEM 8.   Financial Statements and Supplementary Data           21

       ITEM 9.   Changes in and Disagreements with Accountants on
                 Accounting and Financial Disclosure                   21

PART III

       ITEM 10.  Directors and Executive Officers of the Registrant    22

       ITEM 11.  Executive Compensation                                22

       ITEM 12.  Security Ownership of Certain Beneficial Owners
                 and Management                                        22

       ITEM 13.  Certain Relationships and Related Transactions        22

PART IV

       ITEM 14.  Exhibits, Financial Statement Schedules, and Reports
                 on Form 8-K                                           23

                 Signatures                                            24

PART I

ITEM 1.  BUSINESS

GENERAL

The Company is a registered bank holding company conducting business through its two subsidiary banks, Ventura County National Bank ("Ventura") and Frontier Bank, N.A. ("Frontier"). (Ventura and Frontier are sometimes collectively referred to herein as the "Banks"). At December 31, 1995, the Company had total consolidated assets of $267.8 million, total consolidated deposits of $236.1 million and total consolidated shareholders' equity of $29.5 million. The principal executive offices of the Company are located at 500 Esplanade Drive, Oxnard, California 93030, and its telephone number at that address is (805) 981-2600.

The Banks are both national banking associations operating in Southern California. Ventura conducts its banking operations through four branch offices located in Ventura County, California, approximately 60 miles northwest of downtown Los Angeles. Ventura's headquarters are located in Oxnard, California, and its branch offices are located in Oxnard, Ventura, Camarillo and Westlake Village. Frontier is based in La Palma in northwestern Orange County and has a branch office in Wilmington in southern Los Angeles County. The Banks provide commercial banking services to small to medium sized businesses, professional firms and individuals in their market areas.

COMPETITION

In an environment of heightened regulatory scrutiny with respect to insured depository institutions such as Ventura and Frontier and expanded bank-like services provided by limited service financial institutions and by nonbank financial service providers, banking and bank related services continue to be an industry of rapid change and intense competition, thereby creating a highly competitive environment for the Company. Large moneycenter banks, super-regional banks, regional banks, multinational banks and mutual funds are the Company's primary competitors. Higher lending limits, wide-reaching advertising campaigns, and access to international money markets allows these organizations greater flexibility in meeting the needs of their customers. The Company competes for deposits and loans with these organizations as well as with local banks, savings and loans, savings banks, credit unions, thrift associations, and mortgage and finance companies. The Company believes its marketing niche to be small and medium-sized businesses with revenues less than $25 million. In order to compete with the other financial institutions in its service areas, the Company principally relies upon local promotional activities, personal relationships established by officers, directors and employees with its customers, and specialized services tailored to meet its customers' needs. In those instances where the Company is unable to accommodate all of a customer's needs because of regulatory restrictions, the Company will arrange for those services to be provided by its correspondent banks or other companies with whom it has a relationship.

Bank of America, N.T. & S.A. and First Interstate Bank of California are the dominant competitors in both Ventura and Frontier's market areas. First Interstate Bank of California and Wells Fargo & Company have received regulatory approval for a merger and the resulting institution will likely be a dominant competitor in the market areas of both Banks. As of most recent data available, Ventura had approximately 5% of total bank deposits in Ventura County, while Frontier's share of total bank deposits in Orange County was 0.17% and Los Angeles County was 0.8%.

EFFECT OF GOVERNMENTAL POLICIES AND RECENT LEGISLATION

          Banking is a business that depends on rate differentials. In general, the difference between the interest rate paid by the Banks on their deposits and their other borrowings and the interest rate received by the Banks on loans extended to their customers and securities held in the Banks' portfolios comprise the major portion of the Company's earnings. These rates are highly sensitive to many factors that are beyond the control of the Banks. Accordingly, the earnings and growth of the Company are subject to the influence of domestic and foreign economic conditions, including inflation, recession and unemployment.

          The commercial banking business is not only affected by general economic conditions but is also influenced by the monetary and fiscal policies of the federal government and the policies of regulatory agencies, particularly the Board of Governors of the Federal Reserve System (the Federal Reserve Board"). The Federal Reserve Board implements national monetary policies (with objectives such as curbing inflation and combating recession) by its open-market operations in United States Government securities, by adjusting the required level of reserves for financial institutions subject to its reserve requirements and by varying the discount rates applicable to borrowings by depository institutions. The actions of the Federal Reserve Board in these areas influence the growth of bank loans, investments and deposits and also affect interest rates charged on loans and paid on deposits. The nature and impact of any future changes in monetary policies cannot be predicted.

          From time to time, legislation is enacted which has the effect of increasing the cost of doing business, limiting or expanding permissible activities or affecting the competitive balance between banks and other financial institutions. Proposals to change the laws and regulations governing the operations and taxation of banks, bank holding companies and other financial institutions are frequently made in Congress, in the California legislature and before various bank regulatory and other professional agencies. The Financial Services Modernization Act recently proposed in the House of Representatives would generally permit banks to expand activities further into the areas of securities and insurance, and would reduce the regulatory and paperwork burden that currently affects banks. Additionally, the proposed legislation would force the conversion of savings and loan holding companies into bank holding companies, although unitary savings and loan holding companies authorized to engage in activities as of January 1, 1995 would be exempted. Similar legislation has also been proposed in the Senate. In addition, legislation was recently introduced in Congress that would merge the deposit insurance funds applicable to commercial banks and savings associations and impose a one-time assessment on savings associations to recapitalize the deposit insurance fund applicable to savings associations. The likelihood of any major legislative changes and the impact such changes might have on the Company are impossible to predict. See "Item 1. Business - Supervision and Regulation."

SUPERVISION AND REGULATION

          Bank holding companies and banks are extensively regulated under both federal and state law. Set forth below is a summary description of certain laws which relate to the regulation of the Company and the Banks. The description does not purport to be complete and is qualified in its entirety by reference to the applicable laws and regulations.

          THE COMPANY

          The Company, as a registered bank holding company, is subject to regulation under the Bank Holding Company Act of 1956, as amended (the "BHC Act"). The Company is required to file with the Federal Reserve Board quarterly and annual reports and such additional information as the Federal Reserve Board may require pursuant to the BHC Act. The Federal Reserve Board may conduct examinations of the Company and its subsidiaries.

          The Federal Reserve Board may require that the Company terminate an activity or terminate control of or liquidate or divest certain subsidiaries or affiliates when the Federal Reserve Board believes the activity or the control of the subsidiary or affiliate constitutes a significant risk to the financial safety, soundness or stability of any of its banking subsidiaries. The Federal Reserve Board also has the authority to regulate provisions of certain bank holding company debt, including authority to impose interest ceilings and reserve requirements on such debt. Under certain circumstances, the Company must file written notice and obtain approval from the Federal Reserve Board prior to purchasing or redeeming its equity securities.

          Under the BHC Act and regulations adopted by the Federal Reserve Board, a bank holding company and its nonbanking subsidiaries are prohibited from requiring certain tie-in arrangements in connection with any extension of credit, lease or sale of property or furnishing of services. Further, the Company is required by the Federal Reserve Board to maintain certain levels of capital. See "Item 1. Business - Supervision and Regulation - Capital Standards."

          The Company is required to obtain the prior approval of the Federal Reserve Board for the acquisition of more than 5% of the outstanding shares of any class of voting securities or substantially all of the assets of any bank or bank holding company. Prior approval of the Federal Reserve Board is also required for the merger or consolidation of the Company and another bank holding company.

          The Company is prohibited by the BHC Act, except in certain statutorily prescribed instances, from acquiring direct or indirect ownership or control of more than 5% of the outstanding voting shares of any company that is not a bank or bank holding company and from engaging directly or indirectly in activities other than those of banking, managing or controlling banks or furnishing services to its subsidiaries. However, the Company, subject to the prior approval of the Federal Reserve Board, may engage in any, or acquire shares of companies engaged in, activities that are deemed by the Federal Reserve Board to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. In making any such determination, the Federal Reserve Board is required to consider whether the performance of such activities by the Company or an affiliate can reasonably be expected to produce benefits to the public, such as greater convenience, increased competition or gains in efficiency, that outweigh possible adverse effects, such as undue concentration of resources, decreased or unfair competition, conflicts of interest or unsound banking practices. The Federal Reserve Board is also empowered to differentiate between activities commenced DE NOVO and activities commenced by acquisition, in whole or in part, of a going concern.

          Under Federal Reserve Board regulations, a bank holding company is required to serve as a source of financial and managerial strength to its subsidiary banks and may not conduct its operations in an unsafe or unsound manner. In addition, it is the Federal Reserve Board's policy that in serving as a source of strength to its subsidiary banks, a bank holding company should stand ready to use available resources to provide adequate capital funds to its subsidiary banks during periods of financial stress or adversity and should maintain the financial flexibility and capital-raising capacity to obtain additional resources for assisting its subsidiary banks. A bank holding company's failure to meet its obligations to serve as a source of strength to its subsidiary banks will generally be considered by the Federal Reserve Board to be an unsafe and unsound banking practice or a violation of the Federal Reserve Board's regulations or both. This doctrine has become known as the "source of strength" doctrine. Although the United States Court of Appeals for the Fifth Circuit found the Federal Reserve Board's source of strength doctrine invalid in 1990, stating that the Federal Reserve Board had no authority to assert the doctrine under the BHC Act, the decision, which is not binding on federal courts outside the Fifth Circuit, was recently reversed by the United States Supreme Court on procedural grounds. The validity of the source of strength doctrine is likely to continue to be the subject of litigation until definitively resolved by the courts or by Congress.

          The Company is also a bank holding company within the meaning of
Section 3700 of the California Financial Code. As such, the Company and its subsidiaries are subject to examination by, and may be required to file reports with, the California State Banking Department. Regulations have not been adopted to implement the powers of the California Superintendent of Banks under this statute.

          Finally, the Company is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, including but not limited to, filing annual, quarterly and other current reports with the Securities and Exchange Commission.

          THE BANKS

          The Banks, as national banking associations, are subject to primary supervision, examination and regulation by the Office of the Comptroller of the Currency (the "OCC"). If, as a result of an examination of either Bank, the OCC should determine that the financial condition, capital resources, asset quality, earnings prospects, management, liquidity or other aspects of the Bank's operations are unsatisfactory or that the Bank or its management is violating or has violated any law or regulation, various remedies are available to the OCC. Such remedies include the power to enjoin "unsafe or unsound practices," to require affirmative action to correct any conditions resulting from any violation or practice, to issue an administrative order that can be judicially enforced, to direct an increase in capital, to restrict the growth of the Bank, to assess civil monetary penalties, and to remove officers and directors. The FDIC has similar enforcement authority, in addition to its authority to terminate a Bank's deposit insurance in the absence of action by the OCC and upon a finding that a Bank is in an unsafe or unsound condition, is engaging in unsafe or unsound activities, or that its conduct poses a risk to the deposit insurance fund or may prejudice the interest of its depositors.

          The deposits of the Banks are insured by the FDIC in the manner and to the extent provided by law. For this protection, each Bank pays a semi-annual statutory assessment and is subject to certain of the rules and regulations of the FDIC. See "Item 1. Business - Supervision and Regulation -- Premiums for Deposit Insurance." The Banks are also subject to certain regulations of the Federal Reserve Board and applicable provisions of California law, insofar as they do not conflict with or are not preempted by federal banking law.

          Various other requirements and restrictions under the laws of the United States and the State of California affect the operations of the Banks. Federal and California statutes and regulations relate to many aspects of the Banks' operations, including reserves against deposits, interest rates payable on deposits, loans, investments, mergers and acquisitions, borrowings, dividends, locations of branch offices, capital requirements and disclosure obligations to depositors and borrowers. Further, the Banks are required to maintain certain levels of capital. See "Item 1. Business - Supervision and Regulation - Capital Standards."

          The OCC's statement of policy on risk-based capital requires that banks maintain a ratio of qualifying total capital to risk-weighted assets of not less than 8.00% (at least 4.00% of which must be in the form of Tier 1 capital). The regulations set forth minimum requirements, and OCC has reserved the power to require that banks maintain higher capital ratios. Among other powers, the OCC's regulations provide that capital requirements may be enforced by the issuance of a directive. The OCC's capital adequacy regulations also require that banks maintain a minimum leverage ratio of 3.00% Tier 1 capital to total assets for the most highly rated banks. This ratio is only a minimum. Institutions experiencing or anticipating significant growth or those with other than minimum risk profiles are expected to maintain a leverage ratio of at least 100 to 200 basis points above the minimum level. In addition, higher leverage ratios are required to be considered well-capitalized or adequately capitalized under the prompt corrective action provisions of the FDIC Improvement Act. For a more complete description of the OCC's risk-based capital regulations, see "Supervision and Regulation -- Capital Standards" and "Supervision and Regulation -- Prompt Corrective Action and Other Enforcement Mechanisms."

          RESTRICTIONS ON TRANSFERS OF FUNDS TO THE COMPANY BY THE BANKS

          Federal Reserve Board policy prohibits a bank holding company from declaring or paying a cash dividend which would impose undue pressure on the capital of subsidiary banks or would be funded only through borrowings or other arrangements that might adversely affect the holding company's financial position. The policy further declares that a bank holding company should not continue its existing rate of cash dividends on its common stock unless its net income is sufficient to fully fund each dividend and its prospective rate of earnings retention appears consistent with its capital needs, asset quality and overall financial condition. Other Federal Reserve Board policies forbid the payment by bank subsidiaries to their parent companies of management fees which are unreasonable in amount or exceed the fair market value of the services rendered (or, if no market exists, actual cost plus a reasonable profit).

          The Company is a legal entity separate and distinct from the Banks. The Company's ability to pay cash dividends is limited by state law. At present, substantially all of the Company's revenues, including funds available for the payment of dividends and other operating expenses, are earnings on investment of cash at the parent Company. In the future, the Company's ability to pay cash dividends will depend primarily on dividends paid by the Banks.

          There are statutory and regulatory limitations on the amount of dividends which may be paid to the Company by the Banks. The prior approval of the Comptroller is required if the total of all dividends declared by a national bank in any calendar year exceeds the bank's net profits (as defined) for that year combined with its retained net profits (as defined) for the preceding two years, less any transfers to surplus. Under the prompt corrective action rules of the Federal Deposit Insurance Corporation Improvement Act, no depository institution, such as the Banks, may issue a dividend or pay a management fee if it would cause the institution to become undercapitalized. Additionally, a bank holding company controlling a significantly undercapitalized institution may not make any capital distributions without the prior approval of the Federal Reserve Board. Other supervisory actions may be taken against institutions that are significantly undercapitalized, as well as undercapitalized institutions that fail to submit an acceptable capital restoration plan as required by law or that fail in any material respect to implement an accepted plan. See "Supervision and Regulation -- Prompt Corrective Action and Other Enforcement Mechanisms."

          The OCC has authority to prohibit the Banks from engaging in activities that, in the OCC's opinion, constitute unsafe or unsound practices in conducting its business. It is possible, depending upon the financial condition of the Bank in question and other factors, that the OCC could assert that the payment of dividends or other payments might, under some circumstances, be such an unsafe or unsound practice. Further, the OCC and the Federal Reserve Board have established guidelines with respect to the maintenance of appropriate levels of capital by banks or bank holding companies under their jurisdiction. Compliance with the standards set forth in such guidelines and the restrictions that are or may be imposed under the prompt corrective action provisions of federal law could limit the amount of dividends which the Banks or the Company may pay. See "Item 1. Business - Supervision and Regulation - Prompt Corrective Regulatory Action and Other Enforcement Mechanisms" and - "Capital Standards" for a discussion of these additional restrictions on capital distributions.

          Frontier is currently prohibited by the terms of its Consent Order with the OCC from paying any dividends without the prior consent of the OCC. See "Supervision and Regulation -- Potential and Existing Enforcement Actions." At December 31, 1995, Ventura had $ 4.8 million in retained net profits available for the payment of cash dividends.

          The Banks are subject to certain restrictions imposed by federal law on any extensions of credit to, or the issuance of a guarantee or letter of credit on behalf of, the Company or other affiliates, the purchase of or investments in stock or other securities thereof, the taking of such securities as collateral for loans and the purchase of assets of the Company or other affiliates. Such restrictions prevent the Company and such other affiliates from borrowing from the Banks unless the loans are secured by marketable obligations of designated amounts. Further, such secured loans and investments by the Banks to or in the Company or to or in any other affiliate is limited to 10% of each Banks' capital and surplus (as defined by federal regulations) and such secured loans and investments are limited, in the aggregate, to 20% of each Banks' capital and surplus (as defined by federal regulations). Additional restrictions on transactions with affiliates may be imposed on the Banks under the prompt corrective action provisions of federal law. See "Item 1. Business -Supervision and Regulation - Prompt Corrective Action and Other Enforcement Mechanisms."

          CAPITAL STANDARDS

          The Federal Reserve Board and the OCC have adopted risk-based minimum capital guidelines intended to provide a measure of capital that reflects the degree of risk associated with a banking organization's operations for both transactions reported on the balance sheet as assets and transactions, such as letters of credit and recourse arrangements, which are recorded as off balance sheet items. Under these guidelines, nominal dollar amounts of assets and credit equivalent amounts of off balance sheet items are multiplied by one of several risk adjustment percentages, which range from 0% for assets with low credit risk, such as certain U.S. Treasury securities, to 100% for assets with relatively high credit risk, such as business loans.

          A banking organization's risk-based capital ratios are obtained by dividing its qualifying capital by its total risk adjusted assets. The regulators measure risk-adjusted assets, which includes off balance sheet items, against both total qualifying capital (the sum of Tier 1 capital and limited amounts of Tier 2 capital) and Tier 1 capital. Tier 1 capital consists primarily of common stock, retained earnings, noncumulative perpetual preferred stock (cumulative perpetual preferred stock for bank holding companies) and minority interests in certain subsidiaries, less most intangible assets. Tier 2 capital may consist of a limited amount of the allowance for possible loan and lease losses, cumulative preferred stock, long term preferred stock, eligible term subordinated debt and certain other instruments with some characteristics of equity. The inclusion of elements of Tier 2 capital is subject to certain other requirements and limitations of the federal banking agencies. The federal banking agencies require a minimum ratio of qualifying total capital to risk-adjusted assets of 8% and a minimum ratio of Tier 1 capital to risk-adjusted assets of 4%.

          In addition to the risk-based guidelines, federal banking regulators require banking organizations to maintain a minimum amount of Tier 1 capital to total assets, referred to as the leverage ratio. For a banking organization rated in the highest of the five categories used by regulators to rate banking organizations, the minimum leverage ratio of Tier 1 capital to total assets is 3%. For all banking organizations not rated in the highest category, the minimum leverage ratio must be at least 100 to 200 basis points above the 3% minimum, or 4% to 5%. In addition to these uniform risk-based capital guidelines and leverage ratios that apply across the industry, the regulators have the discretion to set individual minimum capital requirements for specific institutions at rates significantly above the minimum guidelines and ratios.

          In August 1995, the federal banking agencies adopted final regulations specifying that the agencies will include, in their evaluations of a bank's capital adequacy, an assessment of the exposure to declines in the economic value of the bank's capital due to changes in interest rates. The final regulations, however, do not include a measurement framework for assessing the level of a bank's exposure to interest rate risk, which is the subject of a proposed policy statement issued by the federal banking agencies concurrently with the final regulations. The proposal would measure interest rate risk in relation to the effect of a 200 basis point change in market interest rates on the economic value of a bank. Banks with high levels of measured exposure or weak management systems generally will be required to hold additional capital for interest rate risk. The specific amount of capital that may be needed would be determined on a case-by-case basis by the examiner and the appropriate federal banking agency. Because this proposal has only recently been issued, the Company currently is unable to predict the impact of the proposal on the Banks if the policy statement is adopted as proposed.

          In January 1995, the federal banking agencies issued a final rule relating to capital standards and the risks arising from the concentration of credit and nontraditional activities. Institutions which have significant amounts of their assets concentrated in high risk loans or nontraditional banking activities and who fail to adequately manage these risks, will be required to set aside capital in excess of the regulatory minimums. The federal banking agencies have not imposed any quantitative assessment for determining when these risks are significant, but have identified these issues as important factors they will review in assessing an individual bank's capital adequacy.

          In December 1993, the federal banking agencies issued an interagency policy statement on the allowance for loan and lease losses which, among other things, establishes certain benchmark ratios of loan loss reserves to classified assets. The benchmark set forth by such policy statement is the sum of (a) assets classified loss; (b) 50 percent of assets classified doubtful; (c) 15 percent of assets classified substandard; and (d) estimated credit losses on other assets over the upcoming 12 months.

          Federally supervised banks and savings associations are currently required to report deferred tax assets in accordance with SFAS No. 109. The federal banking agencies recently issued final rules, effective April 1, 1995, which limit the amount of deferred tax assets that are allowable in computing an institution's regulatory capital. The standard has been in effect on an interim basis since March 1993. Deferred tax assets that can be realized for taxes paid in prior carryback years and from future reversals of existing taxable temporary differences are generally not limited. Deferred tax assets that can only be realized through future taxable earnings are limited for regulatory capital purposes to the lesser of (i) the amount that can be realized within one year of the quarter-end report date, or (ii) 10% of Tier 1 Capital. The amount of any deferred tax in excess of this limit would be excluded from Tier 1 Capital and total assets for regulatory capital calculations.

          Future changes in regulations or practices could further reduce the amount of capital recognized for purposes of capital adequacy. Such a change could affect the ability of the Banks to grow and could restrict the amount of profits, if any, available for the payment of dividends.

------------------------------------------------------------------------------------------------------
as of December 31, 1995                    Ventura                   Frontier
------------------------------------------------------------------------------------------------------
                                                                                            MINIMUM
                                       AMOUNT       RATIO       AMOUNT       RATIO      REQUIREMENT
------------------------------------------------------------------------------------------------------
Leverage capital ratio             $  17,709      10.03%   $     8,289      9,80%            4.00%
Tier 1 risk-based capital ratio    $  17,709      15.97%   $     8,289     13.78%            4.00%
Total risk-based capital ratio     $  19,126      17.25%   $     9,051     15.04%            8.00%
------------------------------------------------------------------------------------------------------

          PROMPT CORRECTIVE ACTION AND OTHER ENFORCEMENT MECHANISMS

          Federal law requires each federal banking agency to take prompt corrective action to resolve the problems of insured depository institutions, including but not limited to those that fall below one or more prescribed minimum capital ratios. The law required each federal banking agency to promulgate regulations defining the following five categories in which an insured depository institution will be placed, based on the level of its capital ratios: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized.

          In September 1992, the federal banking agencies issued uniform final regulations implementing the prompt corrective action provisions of federal law. An insured depository institution generally will be classified in the following categories based on capital measures indicated below:

 "Well capitalized"                      "Adequately capitalized"
  ----------------                        ----------------------
 Total risk-based capital of 10%;         Total risk-based capital of 8%;
 Tier 1 risk-based capital of 6%; and     Tier 1 risk-based capital of 4%; and
 Leverage ratio of 5%.                    Leverage ratio of 4% (3% if the
                                          institution receives the highest
                                          rating from its primary regulator)

  "Undercapitalized"                       "Significantly undercapitalized"
   ----------------                         ------------------------------
   Total risk-based capital less than 8%;   Total risk-based capital less than
                                             6%;
   Tier 1 risk-based capital less than 4%;  Tier 1 risk-based capital less than
   or or Leverage ratio less than 4% (3%     3%; or
   if the institution receives the highest  Leverage ratio less than 3%.
   rating from its primary regulator)

   "Critically undercapitalized"
    ---------------------------
    Tangible equity to total assets less than 2%.

          An institution that, based upon its capital levels, is classified as "well capitalized," "adequately capitalized" or "undercapitalized" may be treated as though it were in the next lower capital category if the appropriate federal banking agency, after notice and opportunity for hearing, determines that an unsafe or unsound condition or an unsafe or unsound practice warrants such treatment. At each successive lower capital category, an insured depository institution is subject to more restrictions. The federal banking agencies, however, may not treat an institution as "critically undercapitalized" unless its capital ratio actually warrants such treatment.

          The law prohibits insured depository institutions from paying management fees to any controlling persons or, with certain limited exceptions, making capital distributions if after such transaction the institution would be undercapitalized. If an insured depository institution is undercapitalized, it will be closely monitored by the appropriate federal banking agency, subject to asset growth restrictions and required to obtain prior regulatory approval for acquisitions, branching and engaging in new lines of business. Any undercapitalized depository institution must submit an acceptable capital restoration plan to the appropriate federal banking agency 45 days after becoming undercapitalized. The appropriate federal banking agency cannot accept a capital plan unless, among other things, it determines that the plan (i) specifies the steps the institution will take to become adequately capitalized,
(ii) is based on realistic assumptions and (iii) is likely to succeed in restoring the depository institution's capital. In addition, each company controlling an undercapitalized depository institution must guarantee that the institution will comply with the capital plan until the depository institution has been adequately capitalized on an average basis during each of four consecutive calendar quarters and must otherwise provide adequate assurances of performance. The aggregate liability of such guarantee is limited to the lesser of (a) an amount equal to 5% of the depository institution's total assets at the time the institution became undercapitalized or (b) the amount which is necessary to bring the institution into compliance with all capital standards applicable to such institution as of the time the institution fails to comply with its capital restoration plan. Finally, the appropriate federal banking agency may impose any of the additional restrictions or sanctions that it may impose on significantly undercapitalized institutions if it determines that such action will further the purpose of the prompt corrective action provisions.

          An insured depository institution that is significantly undercapitalized, or is undercapitalized and fails to submit, or in a material respect to implement, an acceptable capital restoration plan, is subject to additional restrictions and sanctions. These include, among other things: (i) a forced sale of voting shares to raise capital or, if grounds exist for appointment of a receiver or conservator, a forced merger; (ii) restrictions on transactions with affiliates; (iii) further limitations on interest rates paid on deposits; (iv) further restrictions on growth or required shrinkage; (v) modification or termination of specified activities; (vi) replacement of directors or senior executive officers; (vii) prohibitions on the receipt of deposits from correspondent institutions; (viii) restrictions on capital distributions by the holding companies of such institutions; (ix) required divestiture of subsidiaries by the institution; or (x) other restrictions as determined by the appropriate federal banking agency. Although the appropriate federal banking agency has discretion to determine which of the foregoing restrictions or sanctions it will seek to impose, it is required to force a sale of voting shares or merger, impose restrictions on affiliate transactions and impose restrictions on rates paid on deposits unless it determines that such actions would not further the purpose of the prompt corrective action provisions. In addition, without the prior written approval of the appropriate federal banking agency, a significantly undercapitalized institution may not pay any bonus to its senior executive officers or provide compensation to any of them at a rate that exceeds such officer's average rate of base compensation during the 12 calendar months preceding the month in which the institution became undercapitalized.

          Further restrictions and sanctions are required to be imposed on insured depository institutions that are critically undercapitalized. For example, a critically undercapitalized institution generally would be prohibited from engaging in any material transaction other than in the ordinary course of business without prior regulatory approval and could not, with certain exceptions, make any payment of principal or interest on its subordinated debt beginning 60 days after becoming critically undercapitalized. Most importantly, however, except under limited circumstances, the appropriate federal banking agency, not later than 90 days after an insured depository institution becomes critically undercapitalized, is required to appoint a conservator or receiver for the institution. The board of directors of an insured depository institution would not be liable to the institution's shareholders or creditors for consenting in good faith to the appointment of a receiver or conservator or to an acquisition or merger as required by the regulator.

          In addition to measures taken under the prompt corrective action provisions, commercial banking organizations may be subject to potential enforcement actions by the federal regulators for unsafe or unsound practices in conducting their businesses or for violations of any law, rule, regulation or any condition imposed in writing by the agency or any written agreement with the agency. Enforcement actions may include the imposition of a conservator or receiver, the issuance of a cease and desist order that can be judicially enforced, the termination of insurance of deposits (in the case of a depository institution), the imposition of civil money penalties, the issuance of directives to increase capital, the issuance of formal and informal agreements, the issuance of removal and prohibition orders against institution-affiliated parties and the enforcement of such actions through injunctions or restraining orders based upon a judicial determination that the agency would be harmed if such equitable relief was not granted.

          SAFETY AND SOUNDNESS STANDARDS

          In July 1995, the federal banking agencies adopted final guidelines establishing standards for safety and soundness, as required by FDICIA. The guidelines set forth operational and managerial standards relating to internal controls, information systems and internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth and compensation, fees and benefits. Guidelines for asset quality and earnings standards will be adopted in the future. The guidelines establish the safety and soundness standards that the agencies will use to identify and address problems at insured depository institutions before capital becomes impaired. If an institution fails to comply with a safety and soundness standard, the appropriate federal banking agency may require the institution to submit a compliance plan. Failure to submit a compliance plan or to implement an accepted plan may result in enforcement action.

          In December 1992, the federal banking agencies issued final regulations prescribing uniform guidelines for real estate lending. The regulations, which became effective on March 19, 1993, require insured depository institutions to adopt written policies establishing standards, consistent with such guidelines, for extensions of credit secured by real estate. The policies must address loan portfolio management, underwriting standards and loan to value limits that do not exceed the supervisory limits prescribed by the regulations.

          Appraisals for "real estate related financial transactions" must be conducted by either state certified or state licensed appraisers for transactions in excess of certain amounts. State certified appraisers are required for all transactions with a transaction value of $1,000,000 or more; for all nonresidential transactions valued at $250,000 or more; and for "complex" 1-4 family residential properties of $250,000 or more. A state licensed appraiser is required for all other appraisals. However, appraisals performed in connection with "federally related transactions" must now comply with the agencies' appraisal standards. Federally related transactions include the sale, lease, purchase, investment in, or exchange of, real property or interests in real property, the financing or refinancing of real property, and the use of real property or interests in real property as security for a loan or investment, including mortgage-backed securities.

          PREMIUMS FOR DEPOSIT INSURANCE

          Federal law has established several mechanisms to increase funds to protect deposits insured by the Bank Insurance Fund ("BIF") administered by the FDIC. The FDIC is authorized to borrow up to $30 billion from the United States Treasury; up to 90% of the fair market value of assets of institutions acquired by the FDIC as receiver from the Federal Financing Bank; and from depository institutions that are members of the BIF. Any borrowings not repaid by asset sales are to be repaid through insurance premiums assessed to member institutions. Such premiums must be sufficient to repay any borrowed funds within 15 years and provide insurance fund reserves of $1.25 for each $100 of insured deposits. The result of these provisions is that the assessment rate on deposits of BIF members could increase in the future. The FDIC also has authority to impose special assessments against insured deposits.

          The FDIC implemented a final risk-based assessment system, as required by FDICIA, effective January 1, 1994, under which an institution's premium assessment is based on the probability that the deposit insurance fund will incur a loss with respect to the institution, the likely amount of any such loss, and the revenue needs of the deposit insurance fund. As long as BIF's reserve ratio is less than a specified "designated reserve ratio," 1.25%, the total amount raised from BIF members by the risk-based assessment system may not be less than the amount that would be raised if the assessment rate for all BIF members were .023% of deposits. On August 8, 1995, the FDIC announced that the designated reserve ratio had been achieved and, accordingly, issued final regulations adopting an assessment rate schedule for BIF members of 4 to 31 basis points effective on June 1, 1995. On November 14, 1995, the FDIC further reduced deposit insurance premiums to a range of 0 to 27 basis points effective for the semi-annual period beginning January 1, 1996.

          Under the risk-based assessment system, a BIF member institution such as the Banks is categorized into one of three capital categories (well capitalized, adequately capitalized, and undercapitalized) and one of three categories based on supervisory evaluations by its primary federal regulator (in the Bank's case, the FDIC). The three supervisory categories are: financially sound with only a few minor weaknesses (Group A), demonstrates weaknesses that could result in significant deterioration (Group B), and poses a substantial probability of loss (Group C). The capital ratios used by the FDIC to define well-capitalized, adequately capitalized and undercapitalized are the same in the FDIC's prompt corrective action regulations. The BIF assessment rates are summarized below; assessment figures are expressed in terms of cents per $100 in deposits.


           Assessment Rates Effective Through the First Half of 1995

                                     Group A            Group B          Group C
                                     -------------------------------------------

     Well Capitalized................   23                26               29
     Adequately Capitalized..........   26                29               30
     Undercapitalized................   29                30               31

                     Assessment Rates Effective through the Second Half of 1995
                                     Group A            Group B          Group C
                                     -------------------------------------------
     Well Capitalized...............     4                 7               21
     Adequately Capitalized.........     7                14               28
     Undercapitalized...............    14                28               31

                                    Assessment Rates Effective January 1, 1996
                                     Group A            Group B          Group C
                                     -------------------------------------------
     Well Capitalized..............     0*                3               17
     Adequately Capitalized........     3                10               24
     Undercapitalized..............    10                24               27

     *Subject to a statutory minimum assessment of $1,000 per semi-annual period (which also applies to all other assessment risk classifications).

     A number of proposals have recently been introduced in Congress to address the disparity in bank and thrift deposit insurance premiums. On September 19, 1995, legislation was introduced and referred to the House Banking Committee that would, among other things: (i) impose a requirement on all SAIF member institutions to fully recapitalize the SAIF by paying a one-time special assessment of approximately 85 basis points on all assessable deposits as of March 31, 1995, which assessment would be due as of January 1, 1996; (ii) spread the responsibility for FICO interest payments across all FDIC-insured institutions on a pro-rata basis, subject to certain exceptions; (iii) require that deposit insurance premium assessment rates applicable to SAIF member institutions be no less than deposit insurance premium assessment rates applicable to BIF member institutions; (iv) provide for a merger of the BIF and the SAIF as of January 1, 1998; (v) require savings associations to convert to state or national bank charters by January 1, 1998; (vi) require savings associations to divest any activities not permissible for commercial banks within five years; (vii) eliminate the bad-debt reserve deduction for savings associations, although savings associations would not be required to recapture into income their accumulated bad-debt reserves; (viii) provide for the conversion of savings and loan holding companies into bank holding companies as of January 1, 1998, although unitary savings and loan holding companies authorized to engage in activities as of September 13, 1995 would have such authority grandfathered (subject to certain limitations); and (ix) abolish the OTS and transfer the OTS' regulatory authority to the other federal banking agencies. The legislation would also provide that any savings association that would become undercapitalized under the prompt corrective action regulations as a result of the special deposit premium assessment could be exempted from payment of the assessment, provided that the institution would continue to be subject to the payment of semiannual assessments under the current rate schedule following the recapitalization of the SAIF. The legislation was considered and passed by the House Banking Committee's Subcommittee on Financial Institutions on September 27, 1995, and has not yet been acted on by the full House Banking Committee.

          On September 20, 1995, similar legislation was introduced in the Senate, although the Senate bill does not include a comprehensive approach for merging the savings association and commercial bank charters. The Senate bill remains pending before the Senate Banking Committee.

          The future of both these bills is linked with that of pending budget reconciliation legislation since some of the major features of the bills are included in the Seven-Year Balanced Budget Reconciliation Act. The budget bill, which was passed by both the House and Senate on November 17, 1995 and vetoed by the President on December 6, 1995, would: (i) recapitalize the SAIF through a special assessment of between 70 and 80 basis points on deposits held by institutions as of March 31, 1995; (ii) provide an exemption to this rule for weak institutions, and a 20% reduction in the SAIF-assessable deposits of so-called "Oakar banks;" (iii) expand the assessment base for FICO payments to include all FDIC-insured institutions; (iv) merge the BIF and SAIF on January 1, 1998, only if no insured depository institution is a savings association on that date; (v) establish a special reserve for the SAIF on January 1, 1998; and (vi) prohibit the FDIC from setting semiannual assessments in excess of the amount needed to maintain the reserve ratio of any fund at the designated reserve ratio. The bill does not include a provision to merge the charters of savings associations and commercial banks.

          In light of ongoing debate over the content and fate of the budget bill, the different proposals currently under consideration and the uncertainty of the Congressional budget and legislative processes in general, management cannot predict whether any or all of the proposed legislation will be passed, or in what form. Accordingly, the effect of any such legislation on the Banks cannot be determined.

          INTERSTATE BANKING AND BRANCHING

          In September 1994, the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the "Interstate Act") became law. Under the Interstate Act, beginning one year after the date of enactment, a bank holding company that is adequately capitalized and managed may obtain approval under the BHC Act to acquire an existing bank located in another state without regard to state law. A bank holding company would not be permitted to make such an acquisition if, upon consummation, it would control (a) more than 10% of the total amount of deposits of insured depository institutions in the United States or (b) 30% or more of the deposits in the state in which the bank is located. A state may limit the percentage of total deposits that may be held in that state by any one bank or bank holding company if application of such limitation does not discriminate against out-of-state banks. An out-of-state bank holding company may not acquire a state bank in existence for less than a minimum length of time that may be prescribed by state law except that a state may not impose more than a five year existence requirement.

          The Interstate Act also permits, beginning June 1, 1997, mergers of insured banks located in different states and conversion of the branches of the acquired bank into branches of the resulting bank. Each state may permit such combinations earlier than June 1, 1997, and may adopt legislation to prohibit interstate mergers after that date in that state or in other states by that state's banks. The same concentration limits discussed in the preceding paragraph apply. The Interstate Act also permits a national or state bank to establish branches in a state other than its home state if permitted by the laws of that state, subject to the same requirements and conditions as for a merger transaction.

          In October 1995, California adopted "opt in" legislation under the Interstate Act that permits out-of-state banks to acquire California banks that satisfy a five-year minimum age requirement (subject to exceptions for supervisory transactions) by means of merger or purchases of assets, although entry through acquisition of individual branches of California institutions and de novo branching into California are not permitted. The Interstate Act and the California branching statute will likely increase competition from out-of-state banks in the markets in which the Company operates, although it is difficult to assess the impact that such increased competition may have on the Company's operations .


          COMMUNITY REINVESTMENT ACT AND FAIR LENDING DEVELOPMENTS

          The Banks are subject to certain fair lending requirements and reporting obligations involving home mortgage lending operations and Community Reinvestment Act ("CRA") activities. The CRA generally requires the federal banking agencies to evaluate the record of a financial institution in meeting the credit needs of their local communities, including low and moderate income neighborhoods. In addition to substantial penalties and corrective measures that may be required for a violation of certain fair lending laws, the federal banking agencies may take compliance with such laws and CRA into account when regulating and supervising other activities. The OCC has rated Ventura "satisfactory" and Frontier "needs to improve" in complying with their respective CRA obligations.

          In May 1995, the federal banking agencies issued final regulations which change the manner in which they measure a bank's compliance with its CRA obligations. The final regulations adopt a performance-based evaluation system which bases CRA ratings on an institution's actual lending service and investment performance rather than the extent to which the institution conducts needs assessments, documents community outreach or complies with other procedural requirements. In March 1994, the Federal Interagency Task Force on Fair Lending issued a policy statement on discrimination in lending. The policy statement describes the three methods that federal agencies will use to prove discrimination: overt evidence of discrimination, evidence of disparate treatment and evidence of disparate impact.

          POTENTIAL AND EXISTING ENFORCEMENT ACTIONS


          Commercial banking organizations, such as the Banks, and their institution-affiliated parties, which include the Company, are subject to potential enforcement actions by the Federal Reserve Board, the FDIC and the OCC for any unsafe or unsound practices in conducting their businesses or for violations of any law, rule, regulation or any condition imposed in writing by the agency or any written agreement with the agency. Enforcement actions may include the imposition of a conservator or receiver, the issuance of a cease-and-desist order that can be judicially enforced, the termination of insurance of deposits (in the case of the Banks), the imposition of civil money penalties, the issuance of directives to increase capital, the issuance of formal and informal agreements, the issuance of removal and prohibition orders against institution-affiliated parties and the imposition of restrictions and sanctions under the prompt corrective action provisions of the FDIC Improvement Act. Additionally, a holding company's inability to serve as a source of strength to its subsidiary banking organizations could serve as an additional basis for a regulatory action against the holding company.

          Following supervisory examinations of Ventura conducted as of June 30, 1992 and Frontier as of July 30, 1992, Ventura entered into a Formal Agreement with the OCC on March 19, 1993 and Frontier entered into a Consent Order with the OCC on March 29, 1993. The Consent Order replaced the 1992 MOU previously entered into between the OCC and Frontier. Based upon an examination of Ventura completed during the fourth quarter of 1995, the OCC terminated Ventura's Formal Agreement as of November 30, 1995.

          The significant requirements of Frontier's Consent Order include conducting a program to evaluate and improve board supervision and management, developing a program designed to improve the lending staff and loan administration, obtaining current credit information on any loans lacking such information, reviewing and revising loan policies, establishing an independent loan review program including periodic reports to the Board, developing and implementing a program to collect or strengthen criticized assets, reviewing and maintaining an adequate loan loss reserve, developing a new long range strategic plan and annual budget, developing a three-year capital plan, developing and revising liquidity and funds management policy, correcting violations of law cited by the OCC and obtaining approval from the OCC to declare or pay a dividend. In addition, the Consent Order requires that Frontier maintain as of May 31, 1993 and beyond a Tier 1 risk based capital ratio of 9.50% and a leverage capital ratio of 7.00%. At December 31, 1995, Frontier's Tier 1 risk based capital ratio was 13.78% and its leverage capital ratio was 9.80%. The Consent Order also requires Frontier to retain a new president and to continue to develop a program of asset diversification.

          The Company entered into the MOU with the Federal Reserve Bank of San Francisco (the "Reserve Bank") acting under delegated authority from the Federal Reserve Board on March 19, 1994. The significant requirements of the MOU include submitting a program to improve the financial condition of the Banks, evaluate and improve board supervision and management, exit the commercial paper market, comply with Federal Reserve Board policy regarding management or service fees assessed by the Company and paid by the Banks and implement steps to improve the effectiveness of the audit and credit review functions. The MOU further restricts the Company from declaring or paying a dividend, incurring any debt, adding or replacing a director or senior executive or repurchasing Company stock without notice to and nondisapproval of the Reserve Bank. The MOU also requires the Company's Board of Directors to establish a committee to monitor compliance with the MOU and ensure that quarterly written progress reports detailing the form and manner of all actions taken to attain compliance with the MOU are submitted.

          Management believes Frontier and the Company are in full compliance with all of the items required under the Consent Order and MOU, respectively.

STATISTICAL FINANCIAL DATA

INVESTMENT PORTFOLIO

The following table sets forth cost and market value of investment securities at the dates indicated.

                         SECURITIES AVAILABLE-FOR-SALE

----------------------------------------------------------------------------------------------------------------
As of December 31,                                         1995                1994                  1993
----------------------------------------------------------------------------------------------------------------
(dollars in thousands)                                Cost      Market     Cost      Market     Cost       Market
                                                      ----      ------     ----      ------     ----       ------
U.S. Government securities                           $13,491    $13,575   $22,935   $22,706    $38,597    $38,475
Mortgage-backed securities                            21,882     21,648     8,067     7,551        --         --
Federal Reserve Bank and FHLB Stock                    1,365      1,365     1,602     1,602      2,300      2,300
-----------------------------------------------------------------------------------------------------------------
Total securities, available-for-sale                 $36,738    $36,588   $32,604   $31,859    $40,897    $40,775
==================================================================================================================

                                              SECURITIES HELD-TO-MATURITY
----------------------------------------------------------------------------------------------------------------
As of December 31,                                         1995               1994                  1993
----------------------------------------------------------------------------------------------------------------
(dollars in thousands)                                Cost     Market     Cost      Market     Cost       Market
                                                      ----     ------     ----      ------     ----       ------
U.S. Government securities                           $  --     $  --    $ 1,250    $ 1,222   $  --       $   --
Mortgage-backed securities                              --        --     17,525     16,741      --           --
----------------------------------------------------------------------------------------------------------------
Total securities, held-to-maturity                   $  --     $  --    $18,775    $17,963   $  --       $   --
=================================================================================================================


The following table sets forth the maturity distribution of the investment portfolio at December 31, 1995:

                                                                                                   Weighted
                                                                       Amortized         Market     Average
                                                                         Cost            Value       Yield
-------------------------------------------------------------------------------------------------------------
                                                                              (dollars in thousands)
U.S. Government securities:
        Within one year                                                $ 7,493           $ 7,504      5.61%
        After one but within five years                                  5,998             6,071      6.79
        After five but within ten years                                    --               --         --
        After ten years                                                    --               --         --
-------------------------------------------------------------------------------------------------------------
Total U.S. Government securities                                       $13,491           $13,575      6.14%
=============================================================================================================
Mortgage-backed securities:
        Within one year                                                $   --               --            %
        After one but within five years                                 11,574            11,448      5.45
        After five but within ten years                                 10,308            10,200      6.68
        After ten years                                                    --               --         --
-------------------------------------------------------------------------------------------------------------
Total Mortgage-backed securities                                       $21,882           $21,648     6.03%
=============================================================================================================
Federal Reserve Bank and FHLB Stock
        Within one year                                                $   --           $   --             %
        After one but within five years                                    --               --         --
        After five but within ten years                                    --               --         --
        After ten years                                                  1,365            1,365        7.04
-------------------------------------------------------------------------------------------------------------
Total FRB and FHLB Stock                                               $ 1,365            1,365        7.04%
=============================================================================================================
Total Investment Securities                                            $36,738          $36,588        6.11%
=============================================================================================================

LOAN PORTFOLIO

The following table sets forth the amounts of loans at December 31, according to the type of loan:


as of December 31,                            1995        1994      1993      1992     1991
----------------------------------------------------------------------------------------------
                                                            (dollars in thousands)
Commercial, Financial and Agriculture      $142,427(1)  $138,193  $197,384  $221,553  $190,076
Real Estate -Construction                     1,537        7,734    23,559    31,264    40,860
Real Estate - Mortgage                        6,710       11,993    31,202    36,775    37,045
Installment                                   7,043        9,897    14,961    21,242    30,068
Lease Financing, net of unearned income          48          117       408       867     1,218
----------------------------------------------------------------------------------------------
     Total Loans                           $157,765     $167,934  $267,514  $311,701  $299,267
==============================================================================================


(1)  Includes $2.24 million of SBA loans held for sale at December 31, 1995.

MATURITY OF LOANS AND SENSITIVITY OF LOANS TO CHANGES IN INTEREST RATES

The following table sets forth by category of loan (including fixed and variable rate loans) the amounts of loans outstanding as of December 31, 1995 which are, based on remaining scheduled repayment of principal, due in less than one year, due in one to five years, or due in more than five years. Loan maturities are based on contractual maturities.

                                                           Loans Maturing In
                                              -------------------------------------------
                                                            Between          Greater
                                              Less Than     One-Five        Than Five
                                               One Year      Years            Years          Total
                                              --------------------------------------------------------
                                                              (dollars in thousands)
Commercial, Financial and Agricultural         $39,939       $60,010         $42,478        $ 142,427(1)
Real Estate Construction                           961           576              --            1,537
Real Estate Mortgage.                              316         1,568           4,826            6,710
Installment                                      3,717         3,183             143            7,043
Lease Financing                                      9            39              --               48
                                              --------------------------------------------------------
      Total Maturities of Loans                $44,942       $65,376         $47,447        $ 157,765
                                              ========================================================

Loans with fixed interest rates                $14,027       $19,255         $ 6,341         $ 39,623
Loans with variable interest rates              30,915        46,121          41,106          118,142
                                              --------------------------------------------------------
      Total Repricing of Loans                 $44,942       $65,376         $47,447         $157,765
                                              ========================================================


(1)  Includes $2.24 million of SBA loans held for sale at December 31, 1995.

NONPERFORMING ASSETS: Nonperforming loans are those on which the borrower fails to perform under the original terms of the obligation. The Company's nonperforming loans fall within three categories: loans past due 90 days and still accruing, loans on nonaccrual status and restructured loans. The coverage ratio, or the ratio of loan loss reserves to nonperforming loans, was 121.62% and 103.98%, at December 31, 1995, and 1994, respectively. Loans past due 90 days or more and still accruing totaled $101 thousand and $331 thousand at December 31, 1995, and 1994, respectively. Total nonperforming loans as a percent of total loans outstanding were 2.81% and 4.73% at December 31, 1995 and 1994, respectively. The decrease in nonaccrual loans was primarily attributable to the collection of the same and the overall improvement in the credit quality of the loan portfolio.

Loans are automatically placed on nonaccrual status when principal or interest payments are past due greater than 90 days. If a loan is an SBA guaranteed loan and a deferral period has been negotiated or if the loan is in the process of imminent collection in the normal course of business, the Company may remove the loan from nonaccrual status and continue to accrue interest. Loans are placed on nonaccrual status earlier, if there is doubt as to the collectibility of any amounts due according to the contractual terms of the loan agreement. At December 31, 1995, loans totaling $4.3 million were on nonaccrual status, compared to $7.6 million at December 31, 1994.

As of December 31, 1995, the Company had $3.643 million in restructured loans, of which $3.326 million were performing in accordance with their restructured terms for a specified period of time, typically at least six months. The remaining balance is included within loans on nonaccrual status. As of December 31, 1994, the Company had

$1.968 million in restructured loans, of which $1.966 million were performing in accordance with their restructured terms.

ALLOCATION FOR ALLOWANCE FOR LOAN LOSSES: Over the five year period ended December 31, 1995, the allocation of the allowance for loan losses for commercial, financial and agricultural loans increased steadily to correspond with increases in the total volume of loans and the level of loan losses in this category. The Company's current practice is to make specific allocations to large loans and unspecified allocations to each loan category based on management's risk assessment. While management has allocated reserves to various portfolio categories, the reserve is general in nature and is available for the loan portfolio The following table sets forth the allocation of the allowance for loan losses by loan category as of the dates indicated.

as of December 31,                    1995            1994           1993           1992            1991
---------------------------------------------------------------------------------------------------------------
                                          % of            % of            % of           % of              % of
                                         Total           Total           Total          Total             Total
                                 Balance Loans   Balance Loans   Balance Loans  Balance Loans  Balance    Loans
---------------------------------------------------------------------------------------------------------------
                                                              (dollars in thousands)
Commercial, Financial
   and Agriculture                4,926   3.12%   $6,704  3.99%  $11,361   4.25%  $3,132  1.00%  $1,925  0.64%
Real Estate-- Construction           17   0.01       265  0.16     1,916   0.72      242  0.08      254  0.08
Real Estate-- Mortgage               88   0.06       964  0.57       420   0.16       70  0.02      238  0.08
Installment                         369   0.23       325  0.19       555   0.21      362  0.12      399  0.13
Lease Financing                       1   0.00         3  0.00        61   0.02       48  0.02       29  0.01
                                 ------------------------------------------------------------------------------
        Total  Allocated         $5,401   3.42%   $8,261  4.92%  $14,313   5.35%  $3,854  1.24%  $2,845  0.95%
                                 ==============================================================================


POTENTIAL PROBLEM LOANS: The level of nonperforming assets will depend to a great extent on the future economic environment. Currently, management of the Company has identified $9.3 million in potential problem loans at December 31, 1995, in addition to its nonperforming assets, performing restructured loans and accruing loans 90 days or more past due, as to which it has serious doubts as to the ability of the borrowers to comply with the present repayment terms and which may become nonperforming assets, based on known information about possible credit problems of the borrower.

FOREGONE INTEREST INCOME: If nonaccrual, past due and restructured loans had been current and performing according to original terms, gross interest income for the years ended December 31, 1995, 1994, 1993, 1992 and 1991 would have increased by $1.3 million, $1.6 million, $2.2 million, $728 thousand and $429 thousand, respectively. The following summarizes foregone interest income for 1995:

     Interest income at original terms                  $ 1,669,000
     Less:  Interest income included in 1995 income        (415,000)
                                                          ---------
     Foregone interest income                           $ 1,254,000
                                                          =========

DEPOSITS

The Company competes for deposits principally by providing quality customer service at the Banks' branch offices. In order to stabilize its funding sources, the Company has taken action to reduce title and escrow demand deposits and institutional certificates of deposits as a percentage of total deposits. The Banks are prohibited from purchasing brokered deposits by virtue of their regulatory agreements with the OCC. See "Supervision and Regulation".

The following table sets forth information regarding the average monthly deposits and the average rate paid for certain deposit categories for each of the periods indicated. Average balances are average daily balances.

for the years ended December 31,         1995                 1994                  1993
-----------------------------------------------------------------------------------------------
                                   Average  Average     Average  Average       Average  Average
                                   Balance   Rate        Balance   Rate        Balance   Rate
-----------------------------------------------------------------------------------------------
                                                          (dollars in thousands)
Demand Deposits:
  Interest-bearing                $  52,895  2.63%      $58,114   2.65%         $66,167  2.73%
  Noninterest-bearing                62,980    --        75,568     --           87,383    --
Savings deposits                     27,707  2.36%       34,575   2.37%          37,892  2.78%
Time deposits                        84,337  5.12%      104,671   3.72%         142,020  3.88%
                                   -----------------------------------------------------------
        Total deposits            $ 227,919  2.79%     $272,928   2.29%        $333,462  2.51%
                                   ===========================================================

With respect to the Company's time certificates of deposit of $100 thousand or more, at December 31, 1995, such deposits had the following schedule of maturity:

               as of December 31, 1995    (dollars in thousands)
               -------------------------------------------------
               Three months or less                      $10,139
               Three to six months                         8,184
               Six to twelve months                        8,814
               Over twelve months                            614
                                                         -------
                       Total                             $27,751
                                                         =======

OTHER BORROWINGS

The following table sets forth certain information with respect to the Company's commercial paper activities. As of December 31, 1993, the Company had ceased all commercial paper activity.

as of and for the years ended December 31,                           1995    1994    1993
--------------------------------------------------------------------------------------------
                                                                     (dollars in thousands)
Maximum month end balance outstanding during the year                $ --   $  --    $ 8,616
Average amount outstanding during the year                           $ --   $  --    $ 6,987
Weighted average interest rate                                         --      --      2.66%

The Company utilized credit lines with FHLB during 1994 and 1993.
as of and for the years ended December 31,                            1995     1994   1993
--------------------------------------------------------------------------------------------
                                                                      (dollars in thousands)
Maximum month end balance outstanding during the year                $  --  $ 5,000  $ 8,000
Average amount outstanding during the year                           $  --  $   129  $ 7,447
Weighted average interest rate                                          --     3.55%    3.83%

EMPLOYEES

At December 31, 1995, the Company had 127 full-time employees. None of the employees are covered by a collective bargaining agreement. In addition to cash compensation, the Company compensates its employees with health and accident insurance, vacation and sick leave, and other normal fringe benefits.

EFFECTS OF ENVIRONMENTAL PROTECTION LAWS

The Company, to the best of its knowledge, is not aware of any facts relating to its present loan portfolio that reasonably indicates that compliance by the Banks with federal, state or local provisions relating to the protection of the environment will have a material adverse effect on the financial resources, earnings or competitive position of the Company.

RETURN ON EQUITY AND ASSETS

The following table shows consolidated operating and capital ratios of the
Company:

for the years ended December 31,                            1995        1994         1993
--------------------------------------------------------------------------------------------
Return on Assets (1)                                        1.49%      (0.09%)      (3.17%)
Return on Equity (2)                                       15.64%      (1.29%)     (45.12%)
Dividend Payout Ratio                                         --          --           --
Capital to Assets Ratio (3)                                 9.48%       6.81%        7.03%


---------------------------
(1)  Return on assets:  Net income to average total assets.
(2)  Return on equity:  Net income to average total shareholders' equity.
(3) Capital to assets ratio: Average shareholders' equity to average total assets.

ITEM 2:  PROPERTIES

Since October 1987, Company headquarters have been located at 500 Esplanade Drive in Oxnard, California. The Company and Ventura's main offices share 31,097 square feet of leased space. The lease which expires in 2002, requires the Company to pay for any allocated property tax or utility cost increases and to adjust the monthly rent annually, based on consumer price index changes. The Company does not have an option to renew this lease. The Company subleased 9,335 square feet of office space in December 1994, from which the Company anticipates annual cost savings of approximately $134,000.

Ventura leases a 3,100 square foot building at 4730 Telephone Road in Ventura for its Ventura branch office under a lease expiring November 1996. Ventura does not have an option to renew this lease. The Company anticipates that it will attempt to negotiate a renewal of this lease or look for another suitable location in the third quarter of 1996.

Ventura also leases 6,640 square feet at 502 Las Posas Road, Camarillo and 4,000 square feet at 2655 Townsgate Road in Westlake Village for its Camarillo and Westlake Village branch offices, respectively. The Camarillo lease expires in June of 1997, with one ten year and two five year options to renew. The Westlake Village lease expires in 2005, with one five year option to renew. Ventura pays its pro rata share of utilities, taxes, common area maintenance and insurance on all branch locations. In addition to annual adjustments tied to the consumer price index, Ventura pays $12,000 annually on the Westlake Village property in lieu of an option to construct an additional 7,000 square foot building.

Ventura's Central Operations is housed in 8,105 square feet at 2125 Knoll Drive in Ventura. The lease expires on March 31, 2000. The lease provides for annual adjustments of the rent. The Company has the option of terminating the lease without penalty during the final year.

Frontier's main office occupies 17,588 square feet at One Centerpointe Drive in La Palma, California and Frontier has subsequently subleased an additional 8,559 square feet. Frontier leased an additional 1,668 square feet at One Centerpointe Drive in La Palma under an amendment to the original lease. The lease for the main office expires in December 2006 and the lease for the additional space expires in July 1998. Frontier does not have an option to renew these leases.

Frontier purchased a 9,007 square foot building located at 131 West Anaheim Street in Wilmington for its South Bay branch office during June of 1995. Frontier purchased the building and lot from the FDIC as a receiver for Maritime Bank for $265,000 cash. Frontier terminated the month to month lease on its previous Wilmington branch location and began operating at the current branch location in September 1995.

The Company believes its present facilities are adequate for its present needs and anticipated future growth. The Company believes that, if necessary, it could secure suitable alternative facilities on similar terms without adversely affecting operations.

ITEM 3:  LEGAL PROCEEDINGS

There are no material legal proceedings pending other than ordinary routine litigation incidental to the business of the Company to which the Company or its subsidiaries is a party or of which any of their property is a subject, except as described below.

SHARON TILLIS, KAREN TILLIS, ET AL V. BANKAMERICA CORPORATION, ET AL.

On January 26 1993, plaintiffs filed a class action lawsuit in Los Angeles County Superior Court, Case No. BC 073448, against Wilshire Computer College ("WCC"), its proprietor Peter Chung, Bank of America, N.T. & S.A. ("Bank of America") and the California Student Aid Commission ("CSAC"). The Complaint was subsequently amended to add Ventura, Marine Midland Bank, N.A. ("Marine Midland") and Educational Funding Services, Inc. ("EFSI"). (Bank of America, Marine Midland, EFSI and Ventura are collectively referred to as the "Bank Defendants"). This action arises out of loans made to students of WCC, which plaintiffs contend were made to induce them to enroll at WCC. VCNB appears to have made $4.2 million in loans to students at WCC who are sought to be included in the class. CSAC and the Bank Defendants filed a joint demurrer and motion to strike portions of the First Amended Complaint, which was sustained on November 17, 1993, eliminating several theories of liability against the Bank Defendants.

Plaintiffs filed a Second Amended Complaint, alleging the following seven causes of action against the Bank Defendants: (1) violations of Business and Professions Code (S)17500 regarding allegations of untrue or misleading statements to prospective students to induce them to enroll at WCC; (2) violations of the Unruh Act, Civil Code (S)1801 regarding allegations that the student loan agreements constituted retail installment sales contracts; (3) violations of Business and Professions Code (S)17200 regarding allegations that defendants engaged in unfair business practices, including unfair advertising, acting without permits and making false representations to students and agencies; (4) fraud, misrepresentation and negligent misrepresentation regarding allegations that employees and representatives of WCC made misrepresentations to students to induce them to enroll at the WCC; (5) breach of contract, breach of the implied covenant of good faith based on the contracts entered into between plaintiffs and Bank Defendants; (6) rescission and restitution based on the contracts entered into between plaintiffs and Bank Defendants; and (7) secondary theories of liability based on causes (1), (3) and (4) regarding allegations of agency, joint venture, aiding and abetting and close connection.

CSAC and the Bank Defendants filed a joint demurrer to all causes of action in the Second Amended Complaint which was sustained without leave to amend as to the Bank Defendants and with leave to amend as to CSAC. Plaintiffs did not amend their Second Amended Complaint, however, and the court issued an Order and Judgment of Dismissal of all defendants on October 12, 1994. Notice of Entry of Judgment in this matter was served on October 25, 1994.

On December 7, 1994, plaintiffs filed a Notice of Appeal with the Court of Appeal of the State of California and briefs on appeal have been filed. Oral arguments are scheduled for December 1996. Bank of America reached a settlement with plaintiffs and plaintiffs and the other Bank Defendants have engaged in settlement negotiations but, to date, no settlement has been reached. Based upon the advice of counsel, should the appellate court find reason to reverse the demurrer, management is currently unable to estimate the likelihood of an unfavorable outcome or the amount or range of potential loss.

ITEM 4:  SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

There were no matters submitted for vote to the shareholders during the fourth quarter of 1995.

PART II

ITEM 5:  MARKET FOR COMMON STOCK AND RELATED SHAREHOLDER MATTERS


See "Market for Common Stock and Related Shareholder Matters" section of 1995 Annual Report to shareholders which is incorporated by reference herein.

ITEM 6:  SELECTED FINANCIAL DATA

See "Summary Selected Consolidated Financial And Other Data" section of the 1995 Annual Report to shareholders, which is incorporated by reference herein.

ITEM 7: MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

See "Management's Discussion and Analysis of Financial Condition and Results of Operations" section of the 1995 Annual Report to shareholders which is incorporated by reference herein.

ITEM 8:   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

See "Financial Statements" section of the 1995 Annual Report to shareholders which is incorporated by reference herein.

ITEM 9: CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURES

Not applicable.

PART III

ITEM 10:  DIRECTORS AND EXECUTIVE OFFICERS

Contained in the Proxy Statement for the 1996 Annual Meeting which is to be filed within 120 days after December 31, 1995, which is incorporated by reference.

ITEM 11:  EXECUTIVE COMPENSATION

Contained in the Proxy Statement for the 1996 Annual Meeting which is to be filed within 120 days after December 31, 1995, which is incorporated by reference.

ITEM 12:  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Contained in the Proxy Statement for the 1996 Annual Meeting which is to be filed within 120 days after December 31, 1995, which is incorporated by reference.

ITEM 13:  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Contained in the Proxy Statement for the 1996 Annual Meeting which is to be filed within 120 days after December 31, 1995, which is incorporated by reference.

PART IV

ITEM 14: EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K

                                     INDEX

(a.) 1. The following consolidated financial statements of the Company and its Subsidiaries are included in Item 8 and incorporated by reference to the 1995 Annual Report to shareholders:

          .    Consolidated Balance Sheets at December 31, 1995, and December
               31, 1994.
          .    Consolidated Statements of Operations for the years ended
               December 31, 1995, 1994, and 1993.
          .    Consolidated Statements of Changes in Shareholders' Equity for
               the years ended December 31, 1995, 1994, and 1993.
          .    Consolidated Statements of Cash Flows for the years ended
               December 31, 1995, 1994, and 1993.
          .    Notes to the Consolidated Financial Statements.
          .    Independent Auditors' Report.

     2. Financial Statement Schedules: All schedules to the Consolidated Financial Statements of the Company required by Article 9 of Regulations S-X are included in the Notes to the Financial Statements or are not required under the related instructions, or are inapplicable.

     3.   Exhibits:
          3.1       -Articles of Incorporation, as amended (1)
          3.2       -Bylaws, as amended (1)
          10.1      -1991 Incentive Stock Option Plan (2) +
          10.2      -Incentive Stock Option Plan (3) +
          10.3      -Incentive Stock Option Plan of Conejo (former subsidiary of
                     Ventura) (4) +
          10.4      -Non-Qualified Stock Option Plan of Conejo (former
                     subsidiary of  Ventura) (5) +
          10.5      -401(k)/Employee Stock Ownership Plan (6) +
          10.6      -Salary Continuation Agreement for Cupp (1) +
          10.7      -Employment Agreement for Kellogg (7) +
          10.8      -Employment Agreement for Raggio (7) +
          10.9      -Employment Agreement for Lagomarsino(7) +
          10.10     -Management Incentive Compensation Program +
          11        -Computation of per share income (loss)
          13        -Annual Report to Shareholders (information not incorporated by reference herein is excluded)
          22        -The following companies are wholly owned subsidiaries of
                     Ventura County National Bancorp:
                            Ventura County National Bank, a National Association Ventura Management Services Company Inc.
                            Frontier Bank, N.A., a National Association
          23.1      -Consent of Deloitte & Touche LLP
          27        -Financial Data Schedule
--------------------------------------------
(+)       Management contract or compensatory plan or arrangement.
(1) This exhibit is filed as an exhibit to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1993 and incorporated herein by reference.
(2) This exhibit is filed as an Exhibit to the Registrant's S-8 Registration Statement File No. 33-9207 and incorporated herein by reference.
(3) This exhibit is filed as Exhibit 10.6 to Registrant's Statement File No. 33-9207 and incorporated herein by reference.
(4) This exhibit is filed as Exhibit 10.1 to Registrant's Registration Statement File No. 33-28780 and incorporated herein by reference.
(5) This exhibit is filed as Exhibit 10.2 to Registrant's Registration Statement File No. 33-28780 and incorporated herein by reference.
(6) This exhibit is filed as Exhibit 10.5 to Registrant's Registration Statement File No. 33-28780 and incorporated herein by reference.
(7) This exhibit is filed as an Exhibit to the Registrant's S-2 Registration Statement File No. 33-88388 and incorporated herein by reference.

(b)       REPORTS ON FORM 8-K

          No reports on Form 8-K were filed during the last quarter of 1995.

(c)       EXHIBITS
          See Index to Exhibits included in this Annual Report on Form 10-K.

                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

DATE: March 7, 1996                  VENTURA COUNTY NATIONAL BANCORP
                                     -------------------------------
                                              (Registrant)



                                     By:  /s/  RICHARD S. CUPP
                                          -------------------------------------
                                          RICHARD S. CUPP
                                          President and Chief Executive Officer
                                          (Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons in the capacities and on the date indicated above.

SIGNATURE               TITLE                   SIGNATURE               TITLE
---------               -----                   ---------               -----

/s/ JAMES B. HUSSEY                             /s/  MICHAEL ANTIN
---------------------------------------         --------------------------------
James B. Hussey,  Chairman of the Board         Michael Antin,         Director


/s/ RALPH R. BENNETT                            /s/  RICHARD S. CUPP
---------------------------------------         --------------------------------
Ralph R. Bennett,        Director               Richard S. Cupp,       Director
                                                      Chief Executive Officer
                                                   (Principal Executive Officer)

/s/ JAMES M. DAVIS                              /s/  BART M. HACKLEY
---------------------------------------         --------------------------------
James M. Davis,          Director               Bart M. Hackley,       Director

/s/ W. E. HARTMAN                               /s/  RICHARD A. LAGOMARSINO
---------------------------------------         --------------------------------
W. E. Hartman,           Director               Richard A. Lagomarsino, Director

/s/ ZELLA A. RUSHING                            /s/  RAYMOND E. SWIFT
---------------------------------------         --------------------------------
Zella A. Rushing         Director               Raymond E. Swift,       Director

/s/ SIMONE LAGOMARSINO
---------------------------------------
Simone Lagomarsino
Senior Vice President and Chief
Financial Officer (Principal Financial
and Accounting Officer)

                                   APPENDIX G
               VENTURA COUNTY NATIONAL BANCORP'S QUARTERLY REPORT
             ON FORM 10-Q FOR THE QUARTER ENDED SEPTEMBER 30, 1996

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, DC  20549

                                  FORM 10-Q


               QUARTERLY REPORT PURSUANT to SECTION 13 or 15 (d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the nine months ending September 30, 1996.   Commission File Number 0-15814

                        VENTURA COUNTY NATIONAL BANCORP

             (Exact name of registrant as specified in its charter)

California                                                     77-0038387

(State or other jurisdiction of                             (IRS Employer
incorporation or organization)                         Identification No.)

500 Esplanade Drive, Oxnard, California                             93030

(Address of principal executive offices)                        (Zip Code)

Registrant's telephone number, including area code         (805) 981-2600


Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

  YES. [X]  NO. [ ]

There were 9,228,723 shares of common stock for the registrant issued and outstanding as of November 5, 1996.



                                         Total number of pages: 24
                                         Exhibit index on page: 2

                       VENTURA COUNTY NATIONAL BANCORP

                                   FORM 10-Q

                                     INDEX


                                                                           PAGES
PART I    FINANCIAL INFORMATION

          ITEM 1.  Financial Statements

              A.  Consolidated Balance Sheets                                 3

              B.  Consolidated Statements of Operations                       4

              C.  Consolidated Statements of Cash Flows                       5

              D.  Notes to Consolidated Financial Statements                  6


         ITEM 2.  Management's Discussion and Analysis of
                 Financial Condition and Results of Operations               11


PART II. OTHER INFORMATION                                                   23


         ITEM 1.  Legal Proceedings                                          23

         ITEM 2.  Changes in Securities                                      23

         ITEM 3.  Defaults Upon Senior Securities                            23

         ITEM 4.  Submission of Matters to a Vote of Security Holders        23


         ITEM 5.  Other Information                                          23

         ITEM 6.  Exhibits and Reports on Form 8-K                           23


SELECTED FINANCIAL DATA                                                      24


Part I.
Item 1.  Financial Statements

                           VENTURA COUNTY NATIONAL BANCORP
                             Consolidated Balance Sheets

                                                  September 30,    December 31,
                                                      1996             1995
--------------------------------------------------------------------------------
(Dollars in thousands)                                        (Unaudited)
(Audited)
ASSETS
Cash and due from banks                                 $ 10,588        $ 19,920
Federal funds sold                                        27,950          47,450
Interest-bearing deposits                                      -             100

Securities held-to-maturity, at amortized cost:
   fair value 1996 - $9,297; 1995 - nil                    9,411               -
Securities available-for-sale, at fair value              47,268          36,588

Loans, net of unearned income                            170,397         157,765
         Allowance for loan losses                        (4,950)         (5,401)
--------------------------------------------------------------------------------
         Loans, net                                      165,447         152,364
--------------------------------------------------------------------------------
Premises and equipment, net                                2,110           2,371
Other assets                                               8,946           8,963
--------------------------------------------------------------------------------
   TOTAL ASSETS                                         $271,720        $267,756
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

LIABILITIES
Deposits:
   Noninterest-bearing                                  $ 73,256        $ 68,074
   Interest-bearing demand and savings                    77,984          77,085
   Time certificates of deposit                           86,690          90,913
--------------------------------------------------------------------------------
   Total deposits                                        237,930         236,072
--------------------------------------------------------------------------------
Accrued interest payable and other liabilities             4,445           2,225
--------------------------------------------------------------------------------
   Total Liabilities                                     242,375         238,297
--------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY
Common stock, no par value:  20,000,000
   shares authorized; 9,228,723 and 9,226,723 shares
   issued and outstanding in 1996 and 1995, respectively  37,029          37,025
Retained deficit                                         (6,929)         (6,951)
Unrealized loss on available-for-sale securities, net
   of taxes                                                (755)           (615)
--------------------------------------------------------------------------------
   Total Shareholders' Equity                             29,345          29,459
--------------------------------------------------------------------------------
   TOTAL LIABILITIES and SHAREHOLDERS' EQUITY           $271,720        $267,756
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

                        VENTURA COUNTY NATIONAL BANCORP
                     Consolidated Statements of Operations
                                  (Unaudited)

                                                            Three Months Ending September 30,    Nine Months Ending September 30,
                                                            ---------------------------------    --------------------------------
                                                                1996               1995                1996              1995
                                                               ------             ------              -------           -------
(Dollars in thousands)
INTEREST INCOME
   Loans and leases                                            $4,196             $4,147              $12,374           $12,349
   Deposits with financial institutions                            -                   4                    1                20
   Investment securities                                          932                636                2,431             2,034
   Federal funds sold                                             254                467                1,162             1,190
                                                               ------             ------              -------           -------
       Total interest income                                    5,382              5,254               15,968            15,593
                                                               ------             ------              -------           -------
INTEREST EXPENSE
   Deposits and other borrowings                                1,563              1,617                4,827             4,733
                                                               ------             ------              -------           -------
       Total interest expense                                   1,563              1,617                4,827             4,733
                                                               ------             ------              -------           -------
NET INTEREST INCOME                                             3,819              3,637               11,141            10,860
   Provision for loan losses                                       -                (100)                  -                410
                                                               ------             ------              -------           -------
Net interest income after provision for loan lo  sses           3,819              3,737               11,141            10,450

Noninterest income:
   Service charges on deposit accounts                            292                233                  855               713
   Loan servicing fees                                             18                 14                   65                78
   Other fees and charges                                          76                 66                  252               219
   Gain (Loss) on sales of  investment securities                  -                  41                  (86)               47
   Gain on sales of  SBA loans                                    261                110                  532               428
   Other income (Loss)                                             (4)               106                  157               125
                                                               ------             ------              -------           -------
       Total noninterest income                                   643                570                1,775             1,610
                                                               ------             ------              -------           -------
Noninterest expense:
   Salaries and employee benefits                               1,940              1,721                4,999             4,966
   Occupancy, net                                                 358                432                1,094             1,294
   Equipment                                                      161                151                  485               506
   Professional fees                                              283                180                  922               613
   Data processing                                                151                157                  458               470
   Other real estate owned                                        111                 33                  241               (67)
   Courier services                                                56                 63                  176               203
   Office supplies and office expense                             155                131                  416               378
   FDIC/OCC assessments                                            20                169                  224               554
   Advertising and promotion                                      192                144                  502               375
   Other                                                          218                446                3,523             1,291
                                                               ------             ------              -------           -------
       Total noninterest expense                                3,645              3,627               13,040            10,583
                                                               ------             ------              -------           -------
Income/(loss) before provision (benefit) for income taxes         817                680                 (124)            1,477
   Income tax provision (benefit)                                 242                 30                 (146)               30
                                                               ------             ------              -------           -------
NET INCOME                                                     $  575             $  650              $    22           $ 1,477
                                                               ------             ------              -------           -------
                                                               ------             ------              -------           -------
Primary weighted average number of shares outstanding
   (in thousands)                                               9,288              9,285                9,291             7,363
                                                               ------             ------              -------           -------
                                                               ------             ------              -------           -------
Earnings per share, primary                                    $ 0.06             $ 0.07              $  0.00           $  0.20

                                                               ------             ------              -------           -------
                                                               ------             ------              -------           -------
Earnings per share, fully-diluted                              $ 0.06             $ 0.07              $  0.00           $  0.20
                                                               ------             ------              -------           -------
                                                               ------             ------              -------           -------

See Notes to Consolidated Financial Statements.


                        VENTURA COUNTY NATIONAL BANCORP
                     Consolidated Statements of Cash Flows

Nine months ending September 30,                                                                1996              1995
---------------------------------------------------------------------------------------------------------------------------
(Dollars in thousands)                                                                      (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income/(loss)                                                                           $     22           $ 1,447
  Adjustments to reconcile net income to
  net cash provided by operating activities:
    Provision for loan losses                                                                        -               410
    (Gain) loss on sale of fixed assets                                                              9                (2)
    (Gain) loss on sale of SBA loans                                                              (532)             (428)
    (Gain) loss on sale of available-for-sale investment securities                                 86               (47)
    Net amortization of premiums (accretion of discount) on investment securities                  295              (181)
    Net change in deferred loan fees                                                              (108)              (43)
    Depreciation and amortization                                                                  429               430
    Provision for deferred income taxes                                                             55               600
    (Increase)/decrease in accrued interest receivable and other assets                            355              (817)
    Increase (Decrease) in accrued interest payable and other liabilities                        2,094              (214)
                                                                                              --------           -------
      Net cash provided by operating activities                                                  2,705             1,155
                                                                                              --------           -------
CASH FLOWS FROM INVESTING ACTIVITIES
  Proceeds from sale of available-for-sale investment securities                                13,241             7,227
  Proceeds from maturities of available-for-sale investment securities                          10,072            11,794
  Proceeds from maturities of held-to-maturity investment securities                             3,976             1,971
  Purchase of investment securities, available-for-sale                                        (36,937)           (4,916)
  Purchase of investment securities, held-to-maturity                                          (11,452)           (3,996)
  Change in Federal funds sold                                                                  19,500            (6,400)
  Change in deposits with financial institutions                                                   100               594
  Proceeds from sale of SBA loans                                                                6,473             4,018
  Loans funded, net of payments received                                                       (20,018)             (591)
  Proceeds from sale of fixed assets and other assets                                               55                 2
  Purchase of fixed assets                                                                        (233)             (828)
  Proceeds from sale of other real estate owned                                                  1,324             3,794
                                                                                              --------           -------
      Net cash provided by (used in) investing activities                                      (13,899)           12,669
                                                                                              --------           -------
CASH FLOWS FROM FINANCING ACTIVITIES
  Increase/(decrease) in demand deposits, NOW accounts and savings
    accounts                                                                                     6,081            (2,220)
  (Decrease) in time certificates of deposit                                                    (4,223)           (7,878)
  (Decrease) in notes payable                                                                        -              (125)
  Issuance of common stock                                                                           4             5,529
                                                                                              --------           -------
      Net cash provided by (used in) financing activities                                        1,862            (4,694)
                                                                                              --------           -------
Increase/(decrease) in cash and cash equivalents                                                (9,332)            9,130
Cash and cash equivalents, beginning of period                                                  19,920            11,442
                                                                                              --------           -------
Cash and cash equivalents, end of period                                                      $ 10,588           $20,572

                                                                                              --------           -------
                                                                                              --------           -------
SUPPLEMENTAL DISCLOSURE OF NONCASH TRANSACTIONS
  Interest payments                                                                           $  4,833           $ 4,698
  Income tax payments                                                                                5               364
  OREO foreclosures                                                                              1,077             4,123

               See Notes To Consolidated Financial Statements.

                        VENTURA COUNTY NATIONAL BANCORP
                   Notes to Consolidated Financial Statements
       (Unaudited, except for information as of and for the year ended
                              December 31, 1995)

NOTE 1 - BASIS OF PRESENTATION
The Company's accounting and reporting policies conform to generally accepted accounting principles prescribed for bank holding companies and banks, and predominant banking industry practice. The interim period financial statements are unaudited. It is the opinion of Company management that all adjustments consisting of normal, recurring accruals necessary for a fair presentation of the results of operations have been reflected therein. Results for the period ending September 30, 1996, are not necessarily indicative of results that may be expected for any other interim periods or for the year as a whole. For further information, refer to the Consolidated Financial Statements and footnotes included in the Company's Annual Report for the year ended December 31, 1995.

The Consolidated Financial Statements include the accounts of the Company and the following subsidiaries: Ventura County National Bank, ("Ventura") and Frontier Bank, N.A., ("Frontier"), (jointly, "the Banks"), and Ventura County Management Services Company, Inc., the last company is currently inactive. All significant intercompany balances and transactions have been eliminated in consolidation.

Cash and cash equivalents:
For purposes of reporting cash flows, cash and cash equivalents include cash on hand and amounts due from banks.

Securities:
The Company's securities portfolio includes U.S. Treasury and U.S. federal agency securities. The Company has classified its investment securities as held-to-maturity or as available-for-sale; the Company has no trading account assets.

Securities are classified as available-for-sale when the Company intends to hold the securities for an indefinite period of time but not necessarily to maturity. Any decision to sell a security classified as available-for-sale would be based on various factors, including significant movements in interest rates, changes in the maturity mix of the Company's assets and liabilities, liquidity demands, regulatory capital considerations and other similar factors. Securities classified as available-for-sale are reported at their fair values. Unrealized holding gains and losses on securities available-for-sale are reported, net of tax, as a separate component of shareholders' equity. Realized gains and losses from the sales of available-for-sale securities are reported separately in the statements of operations. The cost basis of available-for-sale securities is recorded using the specific identification method.

Securities are classified as held-to-maturity when the Company has both the intent and ability to hold the securities to maturity on a long-term basis. Securities held-to-maturity are reported at cost, adjusted for amortization of premiums and accretion of discounts to maturity or, in the case of mortgage-backed securities, over the estimated life of the securities.

SBA Loans and Servicing Income:
The portion of loans guaranteed by the SBA, which are originated and are intended for sale in the secondary market, is carried at the lower of cost or estimated market value. Funding for SBA programs depends on annual appropriations by the U.S. Congress, and accordingly, the sale of loans under this program is dependent on the continuation of such programs.

Gains on sale of the guaranteed portion of SBA loans are recognized to the extent sales proceeds less amounts necessary to provide required yield enhancement to the Company for retaining the unguaranteed portion of the loan exceed the carrying value of the guaranteed portion sold. Gains or losses are determined using the specific identification method for loans sold and are recorded as noninterest income as of the date of sale.

The Company sells SBA loans and retains servicing. At the time of sale, an evaluation is made of the contractual servicing fee, which is represented by the differential between the contractual interest rate of the loan and the interest rate payable to the investor. The present value of the amount by which the contractual servicing fee exceeds a normal servicing fee, or the Company's cost of servicing such loans plus a normal profit, whichever is greater, is determined. The amount necessary to enhance the yield of the unguaranteed portion of the SBA loan sold is also determined. The amount of the present value of the contractual servicing fee income less the amount necessary for the yield enhancement, is recognized as a servicing fee over the life of the related loans. If the present value of the servicing fee is less than the amount necessary for the yield enhancement of the unguaranteed portion, then a liability is created and the difference is amortized over the life of the related loans. If the present value of the servicing fee is greater than the amount necessary for fee enhancement, an asset is not created, instead servicing fee income is recognized over the life of the loan. Loan servicing costs are charged to expense as incurred.

NOTE 1 - BASIS OF PRESENTATION - CON'T

Accounting for Stock Based Compensation:
The Financial Accounting Standards Board has issued SFAS No. 123, "Accounting for Stock-Based Compensation", which encourages companies to account for stock compensation awards based on their fair value at the date the awards are granted. This statement does not require the application of the fair value method and allows the continuance of the current accounting method, which requires accounting for stock compensation awards based on their intrinsic value as of the grant date. However, SFAS No. 123 requires proforma disclosure of net income and, if presented, earnings per share, as if the fair value based method of accounting defined in this Statement had been applied. The accounting and disclosure requirements are effective for financial statements for fiscal years beginning after December 15, 1995. The Company has elected not to adopt the fair value provisions of this Statement.


NOTE 2 - INVESTMENT SECURITIES
As a result of a temporary decline in the market value of securities-available-for-sale, the Company recorded unrealized losses totaling $755 thousand and $615 thousand, which are included in shareholders' equity on the consolidated balances sheets, at September 30, 1996 and December 31, 1995, respectively. The decline in the market value of the portfolio reflects the current interest rate environment; such decline is deemed temporary in nature.

The amortized cost and estimated fair values of investment securities as of September 30 1996, and December 31, 1995, are as follows:

                                                                       SECURITIES AVAILABLE FOR SALE
                                                                        Gross                  Gross             Estimated
                                                    Amortized        Unrealized             Unrealized             Fair
September 30, 1996                                     Cost             Gains                (Losses)              Value
--------------------------------------------------------------------------------------------------------------------------
(Dollars in thousands)
US Treasury securities and
 obligations of US government agencies               $23,226            $ 52                   $ (12)             $23,266
Mortgage-backed securities                            23,112               -                    (534)              22,578
Federal Reserve Bank and FHLB Stock                    1,424               -                       -                1,424
-------------------------------------------------------------------------------------------------------------------------
                                  Total              $47,762            $ 52                   $(546)             $47,268
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------

December 31, 1995
-------------------------------------------------------------------------------------------------------------------------
(Dollars in thousands)
US Treasury securities and obligations
 of US government agencies                           $13,491            $ 85                   $  (1)             $13,575
Mortgage-backed securities                            21,882             230                    (464)              21,648
Federal Reserve Bank and FHLB Stock                    1,365               -                       -                1,365
-------------------------------------------------------------------------------------------------------------------------
                                  Total              $36,738            $315                   $(465)             $36,588
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------

                                                                        SECURITIES HELD TO MATURITY
                                                                        Gross                  Gross             Estimated
                                                    Amortized        Unrealized             Unrealized             Fair
September 30, 1996                                     Cost             Gains                (Losses)              Value
--------------------------------------------------------------------------------------------------------------------------
(Dollars in thousands)
US Treasury securities and obligations
 of US government agencies                           $    -             $  -                   $   -              $    -
Mortgage-backed securities                             9,411               -                    (114)               9,297
Federal Reserve Bank and FHLB Stock                       -                -                       -                   -
-------------------------------------------------------------------------------------------------------------------------
                                  Total              $ 9,411            $  -                   $(114)             $ 9,297
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------

Federal Home Loan Bank and Federal Reserve Bank stocks are not deemed marketable equity securities, as they are not traded on a registered security exchange, and are carried at cost. Securities with a fair value of $9.1 million on September 30, 1996, were pledged as required by law.

NOTE 3 - LOANS AND LOAN LOSS RESERVES
A certain degree of risk is inherent in the extension of credit. Credit losses arise primarily from the loan portfolio, but may also be derived from other credit-related sources, including commitments to extend credit, guarantees and standby letters of credit. Actual credit losses and other charges, net of recoveries, are deducted from the allowance for possible loan losses. Other charges to the allowance primarily include amounts related to loan foreclosures at the time of transfer to other real estate owned. A provision for possible loan losses, which is a charge against earnings, is added to the allowance based on management's assessment of certain factors including, but not necessarily limited to, estimated losses from loans and other credit arrangements; general economic conditions; deterioration in pledged collateral; historical loss experience; and trends in portfolio volume, maturity, composition, delinquencies, and nonaccruals. While management has attributed reserves to various portfolio segments, the allowance is general in nature and is available for the credit portfolio in its entirety.

Loans are classified as impaired loans when based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. The majority of the Company's impaired loans represent loans placed on nonaccrual status. Nonaccrual loans are those which are past due 90 days as to either principal or interest, or earlier when payment in full of principal or interest is not expected. When a loan is placed on nonaccrual status, interest accrued but not received is reversed against interest income. Thereafter, interest income is no longer recognized and the full amount of all payments received, whether principal or interest, are applied to the principal balance of the loan. A nonaccrual loan may be restored to an accrual basis when principal and interest payments are current, and full payment of principal and interest is expected.

Loans are generally carried at the principal amount outstanding, net of unearned discounts and deferred fees. Purchased loans are generally carried at the principal amount outstanding, net of any unamortized discounts or premiums. Interest on loans, other than certain mortgage loans, is calculated using the simple interest method. Interest income on discounted loans is generally recognized over the estimated life of the loans based on methods that approximate the interest method. Net deferred loan origination fees are amortized to interest income over the contractual lives of the related loans using methods that approximate the interest method.

NOTE 3 - LOANS AND LOAN LOSS RESERVES - CON'T
The following table summarizes the balances and changes in the allowance for loan losses:


                                                           Nine months ended    Nine months ended
                                                              September 30,        September 30,
                                                                  1996                 1995
                                                           -----------------    -----------------
 Average outstanding loans net of unearned income               $164,701             $161,036
                                                                --------             --------
                                                                --------             --------

 Loans net of unearned income at end of period                  $170,397             $157,937
                                                                --------             --------
                                                                --------             --------

 Allowance at beginning of period                               $  5,401             $  8,261
 Charge-offs:
                            Commercial                               470                2,817
                            Real estate                               52                  150
                            Installment                              110                  247
                            Losses on loans sold                     108
                                                                --------             --------
                                      Total charge-offs              740                3,214

 Recoveries:
                            Commercial                               254                  254
                            Real estate                               15                    -
                            Installment                               20                   42
                            Losses on loans sold                       -                    -
                                                                --------             --------
                                      Total recoveries               289                  296

 Net charge-offs                                                     451                2,918
 Provision charged to expense                                          -                  410
                                                                --------             --------
 Allowance at end of period                                     $  4,950             $  5,753
                                                                --------             --------
                                                                --------             --------

 Ratio of allowance for loan losses to loans
       outstanding at end of period                                 2.90%                3.64%
 Ratio of allowance for loan losses to
       nonperforming loans at end of period                       159.22%              126.72%
 Ratio of allowance for loan losses to
       nonperforming assets at end of period                       77.05%               69.51%
 Ratio of annualized net charge-offs to
       average loans                                                0.37%                2.43%

At September 30, 1996, the Company had loans representing $400 thousand classified as impaired with a specific reserve of $217 thousand and $2.8 million of its loans impaired with no specific loss reserve determined in accordance with SFAS No:114. However, the company has a general reserve in its allowance for loan loss that management currently believes is sufficient to cover any potential losses due to impaired loans that do not have specific reserves. The average recorded investment in impaired loans during the nine months ended September 30, 1996, was $3.7 million. Loans classified as impaired at September 30, 1996 included $1.5 million of commercial real estate loans, $1.1 million of commercial loans, $491 thousand of residential loans and $26 thousand of personal loans. Once a loan has been identified as impaired, the Company discontinues recognition of interest income and applies the full amount of all payments received, whether principal or interest, to the principal balance of the loan until all principal is paid off. Then payments are posted to interest until all contractual payments have been made. Interest income that would have been collected during the first nine months of 1996 and 1995 on nonaccrual loans had they performed in accordance with their original terms was approximately $139 thousand and $183 thousand, respectively.

NOTE 4 - COMMITMENTS AND CONTINGENCIES
In the normal course of business, there are various outstanding commitments to extend credit which are not reflected in the accompanying consolidated financial statements. The Company does not anticipate losses as a result of these transactions. Commercial and standby letters of credit totaled approximately $2.3 million and $2.5 million at September 30, 1996 and December 31, 1995, respectively. In addition, the Banks had unfunded credit commitments of $51.4 million and $36.3 million at September 30, 1996 and December 31, 1995, respectively.

The Company uses the same credit policies in making commitments and conditional obligations as it does in extending loan facilities to customers. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the customer. Collateral held varies, but may include accounts receivable, inventory, property, plant and equipment, and income-producing commercial properties.

NOTE 5 - COMMON STOCK AND STOCK OPTIONS
During 1991, the Company's Board of Directors and shareholders adopted the Ventura County National Bancorp 1991 Stock Option Plan (1991 Plan). The 1991 Plan provides that incentive stock options may be granted to full-time salaried officers and management level employees of the Company or its subsidiaries for a term of 10 years exercisable at 20% annually at the fair market value at the date of the grant. The 1991 Plan also provides that nonqualified stock options may be granted to directors, key full-time salaried officers and management level employees of the Company or its subsidiaries for a term of 10 years, exercisable at 20% annually at the fair market value at the date of grant.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1996 and 1995; no dividend yield for either year; expected volatility of 43 percent; risk-free interest rates of 6.6 percent; and expected lives of 10 years. The Company applies APB Opinion 25 and related Interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized for its fixed stock option plans. Had compensation cost for the Company's stock option plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method of FASB Statement 123, the Company's net income or loss and earnings or loss per share would have been adjusted to the pro forma amounts indicated below:

                                                           Nine months ending
                                                             September 30,
                                                          1996           1995
                                                       -------------------------
  Net Income(loss) As reported                          $ 22,000     $1,447,000
  Pro forma                                             $(38,000)    $1,402,000

  Primary Earnings(loss) Per Share As reported          $   0.00     $     0.20
  Pro forma                                             $  (0.00)    $     0.19

  Fully Diluted Earnings(loss) Per Share As reported    $   0.00     $     0.20
  Pro forma                                             $  (0.00)    $     0.19

PART I.
ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion represents information about the results of operations, financial condition, liquidity and capital resources of Ventura County National Bancorp and its subsidiaries, Ventura County National Bank and Frontier Bank, N.A. (together, the "Company"). This information should be read in conjunction with the 1995 audited consolidated financial statements of the Company and the notes thereto and the accompanying quarterly unaudited consolidated financial statements and notes thereto.

OVERVIEW
The Company reported net income of $22 thousand for the first nine months of 1996 compared to earnings of $1.4 million for the first nine months of 1995. Net income for three months ended September 30, 1996 and September 30, 1995 was $575 thousand and $650 thousand, respectively. The year to date 1996 results were negatively impacted by the $2.5 million reserve that the company recorded during the second quarter pursuant to a jury verdict resulting from a countersuit to a suit that the company filed against a former officer of the company and the company's former legal counsel. Also, the company received a pre-trial settlement of $950 thousand from the former legal counsel. During the third quarter the company reached a settlement with the former officer who had previously won the $2.5 million judgment. The company also settled a lawsuit which was filed during the third quarter by another former officer. The third quarter impact to net income was minimal because the reserve recorded in the second quarter was sufficient to cover both settlements and the costs associated therewith.

On September 15, 1996 the Company entered into a definitive agreement to be purchased by and merge into City National Corporation headquartered in Beverly Hills, California. Pursuant the terms of the agreement, Ventura County National Bancorp shareholders will receive at their election, cash, stock or a combination thereof valued at $5.03 per share. The aggregate amount of City National Corporation Stock available to holders who elect to receive City National stock shall equal approximately 55% of the total consideration paid for Ventura County National Bancorp. The purchase price of $5.03 represents a multiple of 1.6 times Ventura County National Bancorp's June 30, 1996 book value. Subject to shareholder and regulatory approval, the transaction is anticipated to close in the first quarter of 1997.

Financial results of the Company for the first nine months ending September 30,
1996 show continued improvement.   Net interest income increased to $11.1
million from $10.9 million in the nine months of 1996, as compared to the first nine months of 1995. The net interest margin decreased to 6.12% for the nine months ended September 30, 1996, compared to 6.21% for the prior year. The decrease in the net interest margin can be attributed to higher interest rates paid on time deposits and due to the slightly lower prime rate and fed funds rate.

Noninterest income was $1.8 million and $1.6 million for the nine months ended September 30, 1996 and 1995, respectively. The Company benefited from an additional $142 thousand in service charge fee income in addition to other small increases in other non interest income . These increases were offset by a loss of $86 thousand on the sale of investment securities for the period.

Operating expenses increased from $10.6 million for the nine months ended September 30, 1995 to $13.0 million for the nine months ended September 30, 1996. The increase in operating expense is largely the result of the accrual for the above mentioned legal action, as well as merger related expense of approximately $300 thousand. Absent this accrual, noninterest expense was very
little changed from the prior period.   Decreases were observed in Occupancy and
FDIC insurance. These decreases were offset by an increase in Professional Fees, OREO expense and Advertising.

For the three months ending September 30, 1996, net interest income increased to $3.8 million from $3.6 million. The net interest margin was unchanged at 6.18% for the three months ended September 30, 1996, compared to three months ended September 30, 1995. The increase in net interest income is the result of a $12 million increase in average interest-earning assets for comparative periods ending September 30, 1996 and September 30, 1995.


Noninterest income increased to $643 thousand from $570 thousand for the three months ended September 30 1996 and 1995, respectively. Operating expenses were unchanged at $3.6 million for the three months ended September 30, 1996 and September 30, 1995 respectively.

Total assets increased slightly to $271.7 million at September 30, 1996, as compared to $267.8 million at year-end 1995. Gross loans increased to $170.4 million at September 30, 1996, from $157.8 million at December 31, 1995.

The OCC recently completed its regular examination of Frontier and terminated the consent order which Frontier entered into with the OCC on March 29, 1993. The Company remains subject to a Memorandum of Understanding with the Federal Reserve Bank.

The following table summarizes key performance indicators pertaining to the Company's operating results. Average balances are computed using daily averages.
-----------------------------------------------------------------
Nine Months ended September 30,               1996         1995
-----------------------------------------------------------------

(In thousands, except per share amounts)
Return on average assets (1)                    0.01%        0.77%
Return on average shareholders' equity (1)      0.10%        8.82%
Net income                                  $     22     $  1,447
Earnings per share                          $   0.00     $   0.20
Total average assets                        $266,143     $251,352
-----------------------------------------------------------------
(1)  Annualized

RESULTS OF OPERATIONS

NET INTEREST INCOME AND NET INTEREST MARGIN
Net interest income is the difference between interest earned on assets and interest paid on liabilities. The net interest margin is net interest income expressed as a percentage of average interest-earning assets. Interest income and expense are affected by changes in the volume and mix of average interest earning-assets and interest-bearing deposits and other liabilities, as well as fluctuations in interest rates. The following table sets forth certain information concerning average interest-earning assets and average interest-bearing liabilities and the yields and rates thereon. The table also sets forth a summary of the changes in interest income and interest expense resulting from changes in average interest rates (rate) and changes in average asset and liability balances (volume) for the periods indicated. Average balances are average daily balances. Nonaccrual loans are included in total average loans outstanding.

                                                        NINE MONTHS ENDED
-----------------------------------------------------------------------------------------------------------------------------------
                                                           SEPTEMBER 30, 1996            SEPTEMBER 30, 1995
                                                     ------------------------------------------------------------------------------
                                                                         Yield/                         Yield/
                                                     Avg. bal. Interest  Rate(1)    Avg. bal. Interest  Rate(1)      Rate    Volume
                                                     ------------------------------------------------------------------------------
 Commercial, financial, agricultural and SBA (2)     $148,728   $11,221  10.08%     $138,896   $10,691  10.29%      $(334)   $ 864
 Real estate, mortgage                                  6,035       381   8.43%        8,449       527   8.34%          9     (155)
 Real estate, construction                              2,493       238  12.75%        4,798       469  13.07%        (11)    (220)
 Installment                                            7,410       531   9.57%        8,811       654   9.92%        (22)    (101)
 Lease financing                                           35         3  11.45%           82         8  13.04%         (1)      (4)
----------------------------------------------------------------------------------------------------------------------------------
Loans, net of deferred fees (3)                      $164,701   $12,374  10.04%     $161,036   $12,349  10.25%      $(359)   $ 384
Investment securities                                  49,399     2,431   6.57%       45,206     2,034   6.02%      $ 239    $ 158
Federal funds sold and other                           29,177     1,163   5.32%       27,449     1,210   5.89%       (150)     103
----------------------------------------------------------------------------------------------------------------------------------
 Total interest earning assets/interest income       $243,277   $15,968   8.77%     $233,691   $15,593   8.92%       (270)     645
----------------------------------------------------------------------------------------------------------------------------------
Cash and due from banks                                17,219                         15,950
Allowance for loan losses                              (5,181)                        (7,603)
Premises and equipment                                  2,268                          1,998
OREO                                                    2,481                          3,007
Other assets                                            6,079                          4,309
----------------------------------------------------------------------------------------------------------------------------------
 Total Noninterest earning assets                      22,866                         17,661
----------------------------------------------------------------------------------------------------------------------------------
                              Total assets           $266,143                       $251,352
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------

 NOW/MMDA                                              50,823       912   2.40%       52,902    1,069    2.70%       (116)     (41)
 Savings                                               25,638       380   1.98%       28,146      503    2.39%        (81)     (42)
 TCDs                                                  90,109     3,535   5.24%       84,351    3,156    5.00%        156      223
----------------------------------------------------------------------------------------------------------------------------------
Deposits                                             $166,570   $ 4,827   3.87%     $165,399  $ 4,728    3.82%        (41)     140
----------------------------------------------------------------------------------------------------------------------------------
Other interest-bearing liabilities                         -         -                    91        5    7.35%         (3)      (2)
----------------------------------------------------------------------------------------------------------------------------------
Total interest-bearing liabilities/interest expense  $166,570   $ 4,827   3.87%     $165,490  $ 4,733    3.82%        (44)     138
----------------------------------------------------------------------------------------------------------------------------------
Demand deposits                                        66,990                         62,131
Other liabilities                                       3,402                          1,798
-------------------------------------------------------------                       --------
                              Total liabilities       236,962                        229,419
-------------------------------------------------------------                       --------
Shareholders' equity                                   29,181                         21,933
-------------------------------------------------------------                       --------
                   Total liabilities and equity      $266,143                       $251,352
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------

   NET INTEREST INCOME/(LOSS)/NET INTEREST MARGIN               $11,141   6.12%               $10,860    6.21%      $(226)   $ 507
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------

(1)  Annualized.
(2) Includes loans held available for sale $2.0 million and $1.4 million at September 30, 1996 and 1995, respectively.
(3) Includes loans on nonaccrual status of approximately $2.7 million and $4.5 million at September 30, 1996 and 1995, respectively. The amounts of interest income forgone year to date on loans that were on nonaccrual status at September 30, 1996 and 1995 were approximately $139 thousand and $183 thousand, respectively. Interest income on loans includes amortization of net loan (costs) or fees of approximately $108 thousand and $43 thousand for the nine months ended September 30, 1996 and 1995, respectively.

NET INTEREST INCOME AND NET INTEREST MARGIN (CON'T)
Net interest income increased slightly to $11.1 million for the nine months ended September 30, 1996, from $10.9 million in the first nine months ending September 30, 1995, despite a slight decrease in the net interest margin from 6.21% at September 30, 1995 to 6.12% at September 30, 1996. Average yields on interest-earning assets for the first nine months of 1996 decreased by 15 basis points to 8.77% from 8.92% for the first nine months of 1995. Average funding costs for the nine months of 1996 increased by 5 basis points to 3.87% from 3.82% for the first nine months of 1995. Interest income increased slightly to $16.0 million during the first nine months of 1996, compared to $15.6 million for the same period in 1995. This increase was primarily due to an $9.8 million increase in interest-earning assets, the majority of which was the commercial, financial, agricultural and SBA loan portfolio, securities and fed funds sold. Total loans increased to $164.7 million on average compared to $161.0 million on average in 1995. However, the composition of the loan portfolio changed. Commercial, financial, agricultural and SBA loans increased while decreases were noted in all of the other loan categories, with the most significant decrease in the real estate construction portfolio.

The earnings generated from the increased volume in earning assets were partially offset by the reduction in rates of 15 basis points. The rate reduction is evidenced in the commercial, financial, agricultural and SBA loan portfolio which experienced a reduction of 21 basis points. A large portion of these loans are tied to the prime rate. During the nine month period ending September 30, 1995, the prime rate was at 9% as compared to a rate of 8.25% for a majority of the nine month period ending September 30, 1996. Additionally, the rate on fed funds sold dropped from 5.89% in the first nine months of 1995, to 5.32% during the first nine months of 1996 which also had a negative impact on interest income. Average yields on total loans decreased 21 basis points from 10.25% in 1995 to 10.04% for nine months ending September 30, 1996. Average yields on investments increased by 55 basis points as a result of the shift in the portfolio from U.S. Treasury securities to higher yielding mortgage backed securities. Average yields on fed funds sold decreased 57 basis points from the prior year, primarily as a result of the Federal Reserve Bank lowering short term interest rates.

Interest expense increased from $4.7 million during the first nine months of 1995 compared to $4.8 million during the first nine months of 1996. This increase was primarily due to the change in the composition of the deposits. Certificates of deposit, the highest costing deposits increased $5.8 million from the prior year, while the rate paid increased 24 basis points. During December, 1995, Ventura had a marketing promotion which raised $8.0 million in new certificates of deposit at a rate of 6.0%. The strategy was to develop relationships with these customers. A majority of the 6.0% certificates of deposit matured in June, 1996 and most of funds remained with the bank at current market rates. Rates have decreased during the first nine months of 1996 for the NOW accounts, money market accounts and savings accounts. The NOW and money market rates have decreased 30 basis points from 2.70% to 2.40%, while the savings rates have decreased 41 basis points from 2.39% to 1.98%. Total NOW and money market deposits averaged $2.1 million less during the first nine months of 1996 compared to 1995, while average savings accounts decreased by $2.5 million. Total interest bearing deposits increased slightly, averaging $166.6 during the first nine months of 1996 compared to $165.4 in 1995; however, non-interest bearing demand deposits increased $4.8 million on average in the same period.

PROVISION FOR LOAN LOSSES
During the first nine months of 1996, due to the Company's improved asset quality, the Company recorded no provision for loan losses compared to $410 thousand for the nine months ended September 30, 1995. Gross loan charge-offs totaled $197 thousand for the quarter and $740 thousand for the nine months ended September 30, 1996, compared to $854 thousand for the quarter and $3.2 million for the nine months ended September 30, 1995. Recoveries totaled $91 thousand for the quarter and $289 thousand for the nine months ended September 30, 1996, compared to $90 thousand for the quarter and $296 thousand for the nine months ended September 30, 1995. Nonaccrual loans decreased from $4.3 million at year-end 1995 to $2.7 million at September 30, 1996. Management believes that current reserve levels are adequate. (Please refer to NOTE 3 - LOANS.)


NONINTEREST INCOME
Noninterest income increased $165 thousand to $1.8 million for the nine months ending September 30, 1996, from $1.6 million for the nine months ending September 30, 1995. Most of the increase is the result of increased service charges and other income which was partially offset by a loss on the sale of investment securities of $86 thousand. Service charges on deposit accounts increased $142 thousand for the nine months ended September 30, 1996, as the Company increased its core deposit base.

Noninterest income increased $73 thousand to $643 thousand from $570 thousand for three months ending September 30, 1996 and 1995. Service charges on deposit accounts increased $ 59 thousand to $292 thousand for three months ending September 30, 1996 from $233 thousand for the three months ending September 30, 1995. In addition, gain on sale of SBA loans increased $151 thousand from $110 thousand for three months ending September 30, 1995 to $261 thousand for the three months ending September 30, 1996. These increases were offset by decreases in other income and the absence of securities gains for the three months ending September 30, 1996. Other noninterest income for the three months ending September 30, 1996 was $(4) thousand as a result of an adjustment on a previously completed fixed asset conversion.

NONINTEREST EXPENSE
The following table sets forth information by category on the Company's noninterest expense for the periods indicated:

---------------------------------------------------------------
Nine month periods ended September 30,       1996        1995
---------------------------------------------------------------
(Dollars in thousands)
 Salaries and employee benefits             $ 4,999     $ 4,966
 Occupancy, net                               1,094       1,294
 Equipment                                      485         506
 Professional fees                              922         613
 Data processing                                458         470
 Other real estate owned                        241         (67)
 Courier services                               176         203
 Office supplies and office expense             416         378
 FDIC/OCC assessments                           224         554
 Advertising and promotion                      502         375
 Other                                        3,523       1,291
---------------------------------------------------------------
 Total noninterest expense                  $13,040     $10,583
---------------------------------------------------------------
---------------------------------------------------------------


 Annualized noninterest expense as a %
       of average earning assets               7.16%       6.05%
 Efficiency ratio                            100.96%      84.87%

The Company reported noninterest expense of $13.0 million for the first nine months of 1996 as compared to $10.6 million for the first nine months of 1995. The net increase reflects the accrual for the legal judgment, increased professional fees, expenses related to other real estate owned and advertising expenses, which are partially offset by decreases in occupancy, equipment, and FDIC assessments.

Noninterest expense as a percentage of average interest-earning assets has increased significantly due to the accrual for legal proceedings posted in the nine months ended September 30, 1996. The Company's efficiency ratio, which is noninterest expense divided by the sum of net interest income plus noninterest income, increased during the period ended September 30, 1996, mainly as a result of the legal accrual.

The slight increase in salaries for the nine months ended September 30, 1996, compared to the previous year was offset by staff reductions, as the number of full-time equivalent staff decreased from 128 at September 30, 1995, to 125 at September 30, 1996.

Occupancy expense decreased $200 thousand, or 15.4%, for the first nine months of 1996 to $1.1 million from $1.3 million for the first nine months of 1995. Most of the decrease resulted from decreased amortization on leasehold improvements, lower rent expenses and an increase in sublease income. The Company sublet or terminated leases for office space formerly housing its administration and Wilmington branch location; the Company also negotiated a favorable renewal of the lease for its Central Operations office.

Equipment expense decreased $21 thousand primarily due to a significant decrease in depreciation and in computer maintenance expense associated with the outsourcing of data processing operations.

Professional fees incurred a significant increase of $309 thousand, or 54%, due to higher legal and consulting expenses, increased outside audit fees and increased property management fees.

NONINTEREST EXPENSE  (CON'T)
FDIC assessments decreased $330 thousand as a result of lower premium rates.

Non interest expense for the three months ending September 30, 1996 and September 30, 1995 were unchanged at $3.6 million. Salary expense increased $219 thousand to $1.9 million for the three months ending September 30,1996 as compared to $1.7 million for the same period in 1995. Professional expenses increased to $283 for three months ending September 30,1996 as compared to $180 thousand for the same period in 1995. ORE Expense was $111 thousand and $33 thousand for three months ending September 30, 1996 and 1995, respectively. These increases were equally offset by decreases in categories such as occupancy, FDIC insurance and other expenses.

FINANCIAL CONDITION
The following table provides a summary comparison of the assets and liabilities in the Company's consolidated balance sheets as of the dates indicated:




                                                                            September 30,   December 31,    Amount     Percent
                                                                                1996            1995        change      change
------------------------------------------------------------------------------------------------------------------------------
(Dollars in thousands)
ASSETS
 Cash and cash equivalents                                                    $ 10,588       $ 19,920   $ (9,332)    -46.85%
 Federal funds sold                                                             27,950         47,450    (19,500)    -41.10%
 Interest-bearing deposits                                                           -            100       (100)         -
 Investment securities                                                          56,679         36,588     20,091      54.91%
 Loans, net                                                                    165,447        152,364     13,083       8.59%
 Premises and equipment, net                                                     2,110          2,371       (261)    -11.01%
 Other assets                                                                    8,946          8,963        (17)     -0.19%
------------------------------------------------------------------------------------------------------------------------------
    TOTAL ASSETS                                                              $271,720       $267,756   $  3,964       1.48%
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------

 LIABILITIES AND SHAREHOLDERS' EQUITY
 Deposits
    Noninterest-bearing deposits                                              $ 73,256       $ 68,074   $  5,182       7.61%
    Interest-bearing demand & savings deposits                                  77,984         77,085        899       1.17%
    Time certificates of deposit                                                86,690         90,913     (4,223)     -4.65%
------------------------------------------------------------------------------------------------------------------------------
                     Total deposits                                            237,930        236,072      1,858       0.79%
------------------------------------------------------------------------------------------------------------------------------
 Accrued interest payable and other liabilities                                  4,445          2,225      2,220      99.78%
 Total Shareholders' Equity                                                     29,345         29,459       (114)     -0.39%
------------------------------------------------------------------------------------------------------------------------------
    TOTAL LIABILITIES
      AND SHAREHOLDERS' EQUITY                                                $271,720       $267,756   $  3,964       1.48%
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------

                                      16

CASH AND CASH EQUIVALENTS
Cash and cash equivalents consist of cash on hand and deposits at correspondent banks. The Company maintains balances at correspondent banks adequate to cover daily inclearings and other charges. In accordance with Federal regulations, reserve balances of $2.6 million were maintained in the form of deposits with the Federal Reserve Bank at September 30, 1996.

Cash and cash equivalents decreased $9.3 million from $19.9 million at year end 1995 to $10.6 million at September 30, 1996.

FEDERAL FUNDS SOLD
The Company invests or sells its excess cash balances in overnight federal funds. Federal funds sold decreased $19.5 million, as the Company increased its investment securities portfolio.

INVESTMENT SECURITIES
Investment securities increased $20.1 million to $56.7 million from $36.6 million at September 30, 1996 and December 31, 1995 respectively. The source of the funds was primarily the reduction of fed funds sold. The Company invests primarily in U.S Treasury, US government agency and mortgage-backed securities. Mortgage-backed securities consisted of Federal Home Mortgage Loan Corporation (FHLMC), Federal National Mortgage Association (FNMA) and Government National Mortgage Association (GNMA)

LOANS
The Company makes loans to small to medium-sized businesses in its service areas. The Company also originates and sells Small Business Administration ("SBA") loans. The interest rates charged for the loans made by the Company vary with the degree of risk, the size and maturity of the loans, whether the loan has a fixed or variable rate, the borrowers' depository relationship with the Company, and prevailing market interest rates. The Company is primarily a commercial lender, and most of its loans are floating rate loans tied to prime.

The Company may sell these SBA loans for a variety of reasons, including but not limited to, liquidity needs or market value fluctuations. As of September 30, 1996, the Company had $2.0 million of these SBA loans available for sale which, if sold at an 8% premium, would result in a gain of $164 thousand pretax and $96 thousand after-tax income. Therefore, if the Company had sold these loans, other income would have been higher by approximately $164 thousand.

During the first nine months of 1996, the Company generated $39.7 million in new loan fundings and purchased a $10.0 million commercial real estate loan portfolio. The Company experienced significant paydowns/payoffs, particularly on mini-perm commercial real estate loans, which resulted in a net increase in loans of $12.6 million, or 8%, during the first nine months of 1996. The
Company sold $5.9 million of SBA loans that were originated during the first nine months of 1996, as well as $5 million of SBA loans purchased by the Company in 1995. The Company continues to focus its marketing efforts to small and mid-sized businesses. The new originations were principally commercial lines of credit and commercial real estate loans.

LOANS  - CON'T
The following tables set forth the maturity distribution of the Company's loan portfolio (excluding nonaccrual loans) at September 30, 1996, based on remaining scheduled principal repayments; and the sensitivity of the amounts due to changes in interest rates for the Company's loan portfolio (excluding nonaccrual loans):


                                                      Maturing in
                                         --------------------------------------
                                                       Over one
(Gross loans, in thousands)              One year    year through       Over
                                         or less      five years     five years      Total
                                         --------    ------------    ----------    --------
 Real estate                             $   158        $ 1,324        $ 3,913     $  5,395
 Commercial                              $43,060        $49,833        $56,639     $149,532
 Construction                            $ 3,070        $ 2,662        $     -     $  5,732
 Installment                             $ 2,135        $ 2,153        $ 2,763     $  7,051
                                         -------        -------        -------     --------
 Total                                   $48,423        $55,972        $63,315     $167,710
                                         -------        -------        -------     --------
                                         -------        -------        -------     --------

                                                       Repricing in
                                         --------------------------------------
                                                       Over one
(Gross loans, in thousands)              One year    year through       Over
                                         or less      five years     five years      Total
                                         --------    ------------    ----------    --------
 Real estate                             $   158        $ 1,324        $ 3,913     $  5,395
 Fixed interest rates                    $15,962        $23,979        $17,389     $ 57,330
 Variable interest rates                 $32,461        $31,993        $45,926     $110,380
                                         -------        -------        -------     --------
 Total                                   $48,423        $55,972        $63,315     $167,710
                                         -------        -------        -------     --------
                                         -------        -------        -------     --------


The amounts reported in the categories in the tables do not reflect loan prepayments or other factors which may cause the loans to react in different degrees and at different times to changes in market interest rates.

ASSET QUALITY
NONACCRUAL, PAST DUE AND MODIFIED LOANS

A certain degree of risk is inherent in the extension of credit. Management has adopted a policy to maintain the allowance for possible loan and lease losses at a level considered by management to be adequate to absorb estimated known and inherent risks in the existing portfolio. The charge to expense is based on management's evaluation of the quality of the loan and lease portfolio, the level of classified loans and leases, total outstanding loans and leases, losses previously charged against the reserve, and current and anticipated economic conditions. Although management believes the level of the loan loss reserve as of September 30, 1996, is adequate to absorb losses inherent in the loan portfolio, declines in the local economy may result in increased losses than cannot be reasonably predicted at this time.

At September 30, 1996, the loan loss reserve was $5.0 million, as compared to $5.4 million at December 31, 1995. The ratio of the loan loss reserve to total outstanding loans and leases was 2.90% at September 30, 1996 and 3.42% at December 31, 1995. The coverage ratio, or the ratio of loan loss reserves to nonperforming loans was 159.22% at September 30, 1996 and 121.62% at December 31, 1995, respectively. Nonperforming assets consist of nonperforming loans plus other real estate owned "OREO" and other foreclosed personal property. The Company's nonperforming loans fall within two categories: loans past due greater than 90 days and still accruing interest, and loans on nonaccrual status. The level of the loan loss reserve reflects management's assessment of the inherent risk associated with the Company's classified assets and ongoing economic weakness within the Banks' service areas.

In determining income from loans, the Company generally adheres to a policy of not accruing interest on loans on which a default of principal or interest has existed for a period of 90 days or more. The Company's policy is to assign nonaccrual status to a loan if either (i) principal or interest payments are past due in excess of 90 days, unless the loan is both well secured and in the process of collection; or (ii) the full collection of interest or principal becomes uncertain, regardless of the length of past due status, or (iii) unless the loan is a SBA guaranteed loan and a deferral period has been negotiated. When a loan reaches nonaccrual status, any interest accrued on such a loan is reversed and charged against current income. Loans past due more than 90 days and still accruing interest increased to $422 thousand at September 30, 1996, from $101 thousand at December 31, 1995. The balance at September 30, 1996 consists of one commercial loan. At September 30, 1996 and December 31, 1995, the Company had nonaccrual loans of $2.7 million and $4.3 million, respectively.

The Company's OREO balances decreased to $2.4 million at September 30, 1996 from
$2.7 million at December 31, 1995.   Other foreclosed assets were unchanged from
year end at $878 thousand. During the first nine months of 1996, the company sold nine properties and acquired five new properties. At September 30, 1996 , the company's OREO consisted of five commercial properties with carrying values totaling $1.7 million and two parcels of land zoned for residential purposes valued at $679 thousand. OREO is carried at the lower of cost or current fair market value less estimated selling costs in the consolidated balance sheets as a component of other assets. During the nine months ended September 30, 1996 and 1995, the Company incurred property maintenance expense related to OREO properties of $139 thousand and $173 thousand, rental income related to OREO properties of $59 thousand and $56 thousand, respectively. For the nine months ended September 30, 1996 and 1995. the Company had writedowns, net of gains on sale, of $161 thousand and ($184) thousand, respectively. The net writedown of ($184) thousand was the result of gain on sale of OREO in the amount of $289 thousand and writedowns of $105 thousand for the nine month period ending September 30, 1995. The net impact of the preceding activity for the nine months ending September 30, 1996 and September 30, 1995 was a net OREO expense of $241 thousand and ($67) thousand, respectively.

Troubled debt restructured credits (TDRs) are loans on which the borrower has failed to perform under the original terms of the obligation. As of September 30, 1996, and December 31, 1995, the Company had $4.0 million and $3.3 million, respectively. All but one TDR for $200 thousand are performing in accordance with their restructured terms. TDRs are considered performing is payments are contractually met for some minimum period of time, typically at least six months.

DEPOSITS
Total deposits at September 30, 1996 increased $1.9 million to $237.9 million from $236.1 million at December 31, 1995. Average deposits increased slightly for nine months ended September 30, 1996 over the average deposits for the nine months ended September 30, 1995. The increase is due to the Ventura's time certificates of deposit (TCDs) promotion at year end and an increase in demand deposits. This increase was offset by a slight declines in average NOW/MMDA and savings balances.

                                           Year to Date                              Year to Date
                                        September 30, 1996                        September 30, 1995
                                 ---------------------------------       ----------------------------------

                                 Avg. bal.   Rate (1)   % of total       Avg. bal.   Rate (1)   % of total
------------------------------------------------------------------       ----------------------------------
(Dollars in thousands)
Demand deposits                  $ 66,990                 28.68%         $ 62,131                 27.31%
NOW/MMDA                           50,823     2.40%       21.76%           52,902     2.70%       23.25%
Savings                            25,638     1.98%       10.98%           28,146     2.39%       12.37%
TCDs                               90,109     5.24%       38.58%           84,351     5.00%       37.07%
------------------------------------------------------------------       ----------------------------------
       Deposits                  $233,560     3.87%      100.00%         $227,530     3.82%      100.00%
------------------------------------------------------------------       ----------------------------------
------------------------------------------------------------------       ----------------------------------
(1)  Annualized.

The following table sets forth the maturities of the Company's time certificates of deposit outstanding at the dates indicated:

                                                       September 30, 1996
                                                          Maturing in
---------------------------------------------------------------------------------------------------------------
                                                Over three          Over six
                            Three months      months through      months through           Over
                              or less           six months        twelve months        twelve months     Total
---------------------------------------------------------------------------------------------------------------
(Dollars in thousands)
Under $100,000                $18,421            $14,249             $18,715              $4,255        $55,640
$100,000 and over             $ 9,285            $ 7,199             $13,905              $  661        $31,050
---------------------------------------------------------------------------------------------------------------
        Total                 $27,706            $21,448             $32,620              $4,916        $86,690
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------


LIQUIDITY AND ASSET/LIABILITY MANAGEMENT
Liquidity management for banks requires that funds be available to pay all deposit withdrawals and maturing financial obligations and meet credit funding requirements promptly and fully in accordance with their terms. Over a very short time frame, for most banks, including the Banks, maturing assets provide only a limited portion of the funds required to pay maturing liabilities. The balance of the funds required is provided by liquid assets and the acquisition of additional liabilities, making liability management important to liquidity management.

The Banks maintain a level of liquidity that they consider adequate to meet their current needs. The Banks' principal sources of liquidity include incoming deposits, repayment of loans and conversion of investment securities. When liquidity requirements increase faster than generated, either through increased loan demand or withdrawal of deposited funds, the Banks may arrange for the sale of loans and investments, or access their Federal funds lines of credit with correspondent banks or lines of credit with federal agencies.

Management of the Company has set a minimum liquidity level of 20% as a target. The Company's average liquid assets (average cash and cash equivalents, federal funds sold, interest-bearing deposits with other financial institutions and investment securities, less pledged securities, and outgoing cash letters) as a percentage of average assets of the Company at the quarter ended September 30, 1996, was 26.6%, as compared to 27.5% for the corresponding period in 1995. The average loan to deposit ratios for the Company for the month of September 30, 1996, and December 31, 1995, were 72.98% and 64.5%, respectively.

The following table sets forth information concerning the Company's rate sensitive assets and rate sensitive liabilities as of September 30, 1996. Such assets and liabilities are classified by the earlier of maturity or repricing date in accordance with their contractual terms.

LIQUIDITY AND ASSET/LIABILITY MANAGEMENT - CON'T
Certain shortcomings are inherent in the method of analysis presented in the following table. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees and at different times to changes in market interest rates. Also, loan prepayments and early withdrawals of certificates of deposit could cause the interest sensitivities to vary from those which appear in the table.

                                                                  Three months         One year
                                             Three months            through            through              Over
(In thousands)                                 or less            twelve months        five years         five years         Total
-----------------------------------------------------------------------------------------------------------------------------------
INTEREST-EARNING ASSETS
   Federal funds sold                         $  27,950             $     -              $    -             $    -         $ 27,950
   Investment securities (1)                         -                 7,056              16,227             33,889          57,172
   Loans (2)                                    115,095               11,247              23,979             17,389         167,710
-----------------------------------------------------------------------------------------------------------------------------------
          Total interest-earning assets       $ 143,045             $ 18,303             $40,206            $51,278        $252,832
-----------------------------------------------------------------------------------------------------------------------------------
 INTEREST-BEARING LIABILITIES
   Interest-bearing demand and
     savings deposits                         $ 77,984              $     -              $    -             $    -         $ 77,984
   Time certificates of deposit                 27,706                54,068               4,916                 -           86,690
   Other borrowings and interest-
    bearing liabilities                             -                     -                   -                  -               -
-----------------------------------------------------------------------------------------------------------------------------------
       Total interest-bearing liabilities     $105,690              $ 54,068             $ 4,916            $    -         $164,674
-----------------------------------------------------------------------------------------------------------------------------------
 Interest rate sensitivity gap                $ 37,355              $(35,765)            $35,290            $51,278
 Cumulative interest rate sensitivity gap       37,355                 1,590              36,880             88,158
 Cumulative interest rate sensitivity gap
    as a percentage of total interest-
    earning assets                               14.77%                 0.63%              14.59%             34.87%
-----------------------------------------------------------------------------------------------------------------------------------
  (1)  Excludes the unrealized loss of        $    493
  (2)  Loans exclude nonaccrual loans of      $  2,687


At September 30, 1996, the Company's rate sensitive balance sheet was shown to be in a positive gap position. The gap between assets and liabilities that reprice within 3 months was $37.4 million or 14.77% of assets. The cumulative positive gap for 12 months which reflects the total assets less the total liabilities that re-price during the 12 month period decreases to $ 1.6 million or .63% of total assets. After one year, the cumulative positive gap increases. A positive gap implies that the Company is asset sensitive, therefore subject to a decline in net interest income as interest rates decline. In a relatively stable interest rate environment that follows a rise in interest rates, variable rate liabilities will continue to reprice upward while variable rate assets, particularly those indexed to prime rate, remain relatively constant, thereby narrowing the net interest margin. As interest rates decline, variable rate assets reprice at lower rates immediately, while the variable rate liabilities reprice gradually, resulting in a narrowing of the net interest margin. The Banks have established floors on 31.9% of the variable rate loans to mitigate the effect on the net interest margin if interest rates decline. The Company's held-to-maturity investment portfolio consists primarily of fixed-rate mortgage-backed securities with estimated average lives of between 5 to 6 years.

CAPITAL RESOURCES
The Company and its bank subsidiaries are subject to risk-based capital regulations adopted by the federal banking regulators in January 1990. These guidelines are used to evaluate capital adequacy, and are based on an institution's asset risk profile and off balance sheet exposures, such as unused loan commitments and standby letters of credit. The regulations require that a portion of total capital be core, or Tier 1, capital consisting of common stockholders' equity and perpetual preferred stock, less goodwill and certain other deductions, with the remaining, or Tier 2, capital consisting of other elements, primarily subordinated debt, mandatory convertible debts, and grandfathered senior debt, plus the allowance for loan losses, subject to certain limitations. As of December 1992, the risk-based capital rules were further supplemented by a leverage ratio, defined as Tier 1 capital divided by quarterly average assets after certain adjustments. The minimum leverage ratio is 3 percent for banking organizations that do not anticipate significant growth and have well-diversified risk, including no undue interest rate exposure, excellent asset quality, high liquidity, and good earnings. Other banking organizations not in this category are expected to have ratios of at least 4 to 5 percent, depending on their particular condition and growth plans. Higher capital ratios can be mandated by the regulators if warranted by the particular circumstances or risk profile of a banking organization. In the current regulatory environment, banking companies must stay "well capitalized", as defined in the banking regulations, in order to receive favorable regulatory treatment on acquisitions and favorable risk-based deposits insurance assessments. Management seeks to maintain capital ratios in excess of the regulatory minimums. As of September 30, 1996, the capital ratios of the Company and the Banks exceeded the "well capitalized" thresholds prescribed in the rules, as reported in the following table:


                                        Company             Ventura County National Bank          Frontier Bank, N.A
                                -----------------------     -----------------------------      -----------------------
(In thousands)                    Amount          %           Amount                %            Amount          %
                                ----------    ---------     ----------          ---------      ----------    ---------
 Leverage ratio                   $30,469       11.12%        $18,959             10.53%          $8,933       10.44%
      Regulatory minimum           10,961        4.00%          7,199              4.00%           3,424        4.00%
      Excess                       19,508        7.12%         11,760              6.53%           5,509        6.44%
 Risk-based ratios
      Tier 1 capital              $30,469 (a)   16.95% (b)    $18,959 (a)         16.12%   (b)    $8,933 (a)   14.45% (b)
      Tier 1 minimum                7,190        4.00% (c)      4,705              4.00%   (c)     2,473        4.00% (c)
      Excess                       23,279       12.95%         14,254             12.12%           6,460       10.45%

      Total capital               $32,749 (d)   18.22% (b)    $20,454 (d)         17.39%   (b)    $9,714 (d)   15.71% (b)
      Total capital minimum        14,380        8.00%          9,410              8.00%           4,946        8.00%
      Excess                       18,369       10.22%         11,044              9.39%           4,768        7.71%
-------------------------------------------------------------------------------------------------------------------------

(a) Includes common shareholders' equity, excluding unrealized losses on available-for-sale securities.

(b) Risk-weighted assets of $179.7 million for the Company, $117.6 million for Ventura, and $61.8 million for Frontier were used to compute these percentages.

(c) Insured institutions, such as the Banks, must maintain Tier 1 capital ratios of at least 4% to 6%, and Total capital ratios of at least 8% to 10% in order to be categorized "adequately capitalized" or "well capitalized", respectively.

(d) Tier 1 capital plus the allowance for loan losses, limited to 1.25% of total risk-weighted assets.

PART II. OTHER INFORMATION

Item 1.  Legal Proceedings
       Not Applicable

Item 2.  Changes in Securities
       Not Applicable

Item 3.  Defaults Upon Senior Securities
       Not Applicable

Item 4.  Submission of Matters to a Vote of Security Holders
       Not Applicable


Item 5.  Other Information
       On September 15, 1996 the Company entered into a definitive agreement to be purchased by and merge into City National Corporation headquartered in Beverly Hills, California. Pursuant the terms of the agreement, Ventura County National Bancorp shareholders will receive at their election, cash, stock or a combination thereof valued at $5.03 per share. The aggregate amount of City National Corporation Stock available to holders who elect to receive City National stock shall equal approximately 55% of the total consideration paid for Ventura County National Bancorp. The purchase price of $5.03 represents a multiple of 1.6 times Ventura County National Bancorp's June 30, 1996 book value. Subject to shareholder and regulatory approval, the transaction is anticipated to close in the first quarter of 1997.

Item 6.  Exhibits and Reports on Form 8-K
       The Company filed a Report on Form 8-K dated September 25, 1996 pursuant to Item 5.



                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

DATE:  NOVEMBER 5, 1996            VENTURA COUNTY NATIONAL BANCORP
                                (Registrant)

                           By:  /s/ Simone Lagomarsino
                                -----------------------------
                                Simone Lagomarsino
                                Senior Vice President, C.F.O.
                                (Principal Financial and Accounting Officer)

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Section 145 of the Delaware Code authorizes City National to indemnify directors and officers in certain circumstances against liabilities, including expenses, incurred while acting in such capacities; provided, generally, that any such indemnified director or officer acted in good faith and in a manner he or she reasonably believed to be in the best interests of the corporation and, in the case of a criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. The City National By-laws provide for the indemnification of directors and officers to the maximum extent permitted by the Delaware Code.

    In addition, the City National Certificate provides that City National shall eliminate the personal liability of its directors to the fullest extent permitted by the Delaware Code, and City National has entered into indemnification agreements with certain of its directors providing for additional indemnification. City National has policies of directors' and officers' liability insurance which insure directors and officers against the cost of defense, settlement, or payment of a judgment under certain circumstances.

    Certain Federal Deposit Insurance Corporation ("FDIC") regulations prohibit City National from indemnifying, or agreeing to indemnify any director, officer or employee against any civil money penalty or judgment resulting from any administrative or civil action instituted by a federal banking agency, or any other liability or legal expense with regard to such actions if they result in certain types of final orders or settlements. The FDIC regulations allow City National to make reasonable indemnification payments to such persons during the course of such actions, provided the board of directors makes certain determinations and such person or persons agree to reimburse City National for any indemnification payments that become impermissible as a result of the final outcome of the action, other than those for which City National is reimbursed by insurance.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

    (a) EXHIBITS. The following exhibits are filed as part of this Registration Statement or are incorporated herein by reference.

  NUMBER     EXHIBIT
-----------  --------------------------------------------------------------------------------------------------------
       4.1   Certificate of Incorporation
       4.2   Bylaws*
       5     Opinion of Richard H. Sheehan, Jr., Senior Vice President and General Counsel of Registrant
       8     Tax Opinion of Manatt Phelps & Phillips, LLP (included as Appendix C to the Proxy Statement/Prospectus)
      23.1   Consent of KPMG Peat Marwick LLP
      23.2   Consent of Mr. Sheehan (included within Exhibit 5)
      23.3   Consent of Deloitte & Touche LLP
      23.4   Consent of Manatt Phelps & Phillips, LLP (included within Exhibit 8)
      24     Power of Attorney (see page II-3)
      99.1   Form of Letter of Transmittal and Instructions
      99.2   Form of Proxy

------------------------

* Incorporated by reference to City National's Annual Report on Form 10-K for the year ended December 31, 1994.

ITEM 22.  UNDERTAKINGS

    (a) The undersigned registrant hereby undertakes

           (1) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

               (A) To include any prospectus required by Section 10(a)(3) of the Securities Act;

               (B) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

               (C) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

           (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

           (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of any employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

    (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrants in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    (d) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the Prospectus pursuant to
Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first-class mail or equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date responding to the request.

    (e) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Beverly Hills, state of
California on November   , 1996.

                                CITY NATIONAL CORPORATION

                                BY:            /S/ RUSSELL GOLDSMITH
                                     ------------------------------------------
                                                 Russell Goldsmith
                                             VICE CHAIRMAN OF THE BOARD
                                            AND CHIEF EXECUTIVE OFFICER

    Each person whose signature appears below hereby constitutes and appoints each of Russell Goldsmith, Frank P. Pekny and Richard H. Sheehan, Jr., his or her true and lawful attorney-in-fact and agent with full powers of substitution and resubstitution, for the undersigned and in the name of the undersigned, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this registration statement on Form S-4, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

    Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

          SIGNATURE                       TITLE                    DATE
------------------------------  --------------------------  -------------------

    /s/ RUSSELL GOLDSMITH       Vice Chairman of the
------------------------------  Board, Chief Executive       November   , 1996
      Russell Goldsmith         Officer and Director

      /s/ FRANK P. PEKNY        Executive Vice President
------------------------------  and Treasurer/Chief          November   , 1996
        Frank P. Pekny          Financial Officer

       /s/ HENG W. CHEN
------------------------------  Controller                   November   , 1996
         Heng W. Chen

      /s/ BRAM GOLDSMITH
------------------------------  Chairman of the Board        November   , 1996
        Bram Goldsmith

          SIGNATURE                       TITLE                    DATE
------------------------------  --------------------------  -------------------
  /s/ GEORGE H. BENTER, JR.
------------------------------  President and Director       November   ,1996
    George H. Benter, Jr.

  /s/ MIRION P. BOWERS, M.D.
------------------------------  Director                     November   , 1996
    Mirion P. Bowers, M.D.

------------------------------  Director                     November   , 1996
       Richard L. Bloch

   /s/ STUART D. BUCHALTER
------------------------------  Director                     November   , 1996
     Stuart D. Buchalter

    /s/ BURTON S. HORWITCH
------------------------------  Director                     November   , 1996
      Burton S. Horwitch

------------------------------  Director                     November   , 1996
Charles E. Rickershauser, Jr.

      /s/ EDWARD SANDERS
------------------------------  Director                     November   , 1996
        Edward Sanders

  /s/ ANDREA L. VAN DE KAMP
------------------------------  Director                     November   , 1996
    Andrea L. Van De Kamp

     /s/ KENNETH ZIFFREN
------------------------------  Director                     November   , 1996
       Kenneth Ziffren